AIFUL CORPORATION

The Right Mix

Annual Report 2006 Fiscal Year Ended March 31, 2006



Contents

Corporate Philosophy

"WIN THE GOOD FAVOR OF SOCIETY"

Be the Company of Choice for Individuals and Society

Customers come first. We work hard to understand their needs and satisfy their expectations. This is why people choose AIFUL, and why they come back to us again and again.

Successful Synergies for Customers, the Company, and Employees

Reward Investors with Continued Corporate Growth

AIFUL pursues steady growth in profit and value for shareholders. We commit ourselves to fair and impartial disclosure of information, and to maintaining excellent relations with shareholders and other investors.

Offer Employe[illegible]hood and Optimum Job [illegible]

AIFUL stri[illegible]ironment that is fulfill[illegible]d encourages them to [illegible] of the company. Employees [illegible]mance-based rewards and optimum job conditions which improve their quality of life.

Our corporate philosophy is "Win the good favor of society." By this, we mean coexisting harmoniously with and maintaining a good relationship with society at large, as an innovative, comprehensive finance group that customers can rely on.

"Successful synergies for customers, the Company, and employees" Backed by this philosophy, along with a firm commitment to strengthening compliance and putting the customer first at all times, we believe we can offer benefits for all of our stakeholders, namely, our customers, shareholders and employees.

Forward-Looking Statements

The figures contained in this Annual Report with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL, which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties and actual results that may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, and the level of interest rates charged by AIFUL.

Consolidated Financial Highlights

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006, 2005 and 2004

	Millions of Yen			Percentage of Change	Thousands of U.S. Dollars
	2006	2005	2004	06/05	2006
For the Year:					
Total income	¥ **548,818**	¥ 520,737	¥ 479,473	5.4	**$ 4,690,752**
Total expenses	**436,045**	391,295	375,659	11.4	**3,726,880**
Credit costs	**166,047**	155,466	157,349	6.8	**1,419,205**
Income before income taxes and minority interests	**112,773**	129,442	103,814	−12.9	**963,872**
Net income	**65,827**	75,723	62,548	−13.1	**562,624**
At Year-End:					
Loans	**2,124,017**	1,995,622	1,786,940	6.4	**18,153,991**
Installment accounts receivable	**209,581**	192,402	154,285	8.9	**1,791,291**
Bad debts	**203,800**	175,136	149,826	16.4	**1,741,880**
Total assets	**2,790,969**	2,574,286	2,332,761	8.4	**23,854,436**
Allowance for bad debts	**171,715**	159,483	145,757	7.7	**1,467,649**
Long-term debt, including current portion thereof	**1,654,546**	1,601,763	1,451,777	3.3	**14,141,419**
Total shareholders' equity	**681,694**	617,353	547,504	10.4	**5,826,444**
Number of shares issued	**142,035,000**	142,035,000	94,690,000	0	

	Yen			Percentage of Change	U.S. Dollars
Per Share Data:					
Basic net income	¥ **464.84**	¥ 533.57	¥ 440.65	−12.9	**$ 3.97**
Diluted net income	**464.69**	533.53	–	−12.9	**3.97**
Total shareholders' equity	**4,813.45**	4,358.69	3,863.06	10.1	**41.02**
Cash dividends	**60.00**	60.00	60.00	0	**0.51**

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥117=$1, the approximate rate of exchange at March 31, 2006.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.
3. Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.
4. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code.

TOTAL INCOME
(Millions of yen)



600,000
500,000
400,000
300,000
200,000
100,000
0
02 03 04 05 06

NET INCOME
(Millions of yen)



80,000
60,000
40,000
20,000
0
02 03 04 05 06

TOTAL ASSETS / ROA
(Millions of yen / %)



3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA

TOTAL SHAREHOLDERS' EQUITY / ROE
(Millions of yen / %)



700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
16
12
8
4
0
02 03 04 05 06
Total Shareholders' Equity
ROE



Putting Customers First as We Strengthen Compliance and Take Steps to Restore Public Trust in AIFUL

Administrative Penalties and Our Response

On April 14, 2006, the Kinki Finance Bureau of the Ministry of Finance imposed penalties halting all operations of AIFUL for a specified length of time. This action was based on the provision item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). AIFUL deeply regrets the significant inconvenience and concerns that these penalties have caused for customers, shareholders and all other stakeholders.

We are determined to regain the trust of the public as quickly as possible by taking all actions needed to prevent a reoccurrence of violations of laws and regulations. We will be more assertive than ever before in strengthening our compliance program and reinforcing employee training activities. Driven by a commitment to putting customers first, everyone at AIFUL is dedicated to restoring the public's trust as quickly as possible. For this purpose, we have launched a project to restore public trust that includes the participation of prominent individuals from outside the AIFUL Group. The objective is to identify all causes of violations of laws and regulations so that internal management systems can be restructured as necessary. We are committed to instilling a new system of values for our operating activities, and continuously disclosing information vital to making the public aware of the changes taking place at AIFUL. We ask for the support and understanding of shareholders as this process takes place.

Project to Restore Public Trust

- **Sales Activity Task Force**
  - **Objective:** Establish throughout the company a new system of values for sales activities.
  - **Core departments:** Departments involved in sales and personnel and training activities
- **Organizational Change Task Force**
  - **Objective:** Identify all causes of violations of laws and regulations and rebuild internal management systems to prevent a reoccurrence of these violations.
  - **Core departments:** Departments involved in sales, legal and inspections, personnel and training and management planning
- **Communication Task Force**
  - **Objective:** Disclose the best information for making the public aware of the change that is taking place at AIFUL.
  - **Core departments:** Departments involved in public relations, investor relations and advertisement

Actions to Prevent a Reoccurrence of Problems and Reinforce Compliance With Laws and Regulations

Upgrade employee training and guidance

(1) Established two internal qualification systems: Compliance Manager and Business Task Specialist
(2) Counseling classes: Use repayment review counseling to provide customers with monetary management counseling

Revise the incentive plan

(1) Revise the employee evaluation system
(2) Make compliance a more important part of employee evaluations


Stronger
Compliance Program

Review business / collection systems

(1) Have contact centers make all requests for the repayment of amounts due
(2) Upgrade the monitoring of telephone calls
(3) Stop visiting customers to request repayment of amounts due
(4) Establish a system for keeping records of negotiations

Reinforce checking functions

(1) Established Business Administration Department to oversee the monitoring of a PDCA cycle
(2) Established a Compliance Office
(3) Reviewed inspection procedures (through Inspection Department)

Upgrade Employee Training and Guidance

Classes and seminars are being held on a regular basis to make all employees fully aware of business regulations concerning compliance. Additionally, two internal qualification systems have been established for Compliance Manager and Business Task Specialist. These classes and systems are being started in stages. AIFUL has also adopted repayment review counseling and related training for employees to provide customers with monetary management counseling.

Review Business / Collection Systems

To prevent problems and strictly comply with laws and regulations, AIFUL in October 2005 stopped visiting customers to request the repayment of amounts due. AIFUL will visit a customer only when asked to do so. In April 2006, AIFUL started conducting a complete review of regulations concerning the collection of amounts due. One step was the centralization of all collection activities at contact centers. Additionally, AIFUL has enhanced systems for monitoring telephone calls by employees and for recording negotiations with customers concerning the collection of amounts due.

Revised Incentive Plan

The previous employee evaluation system, which was closely tied to operating results, has been revised to place greater emphasis on compliance activities.

Reinforced Checking Functions

In May 2006, AIFUL established a Business Administration Department within the Management Planning Division. This provides a platform for the company-wide monitoring and management of two key compliance functions at front-line business operations: responses to revisions in laws and regulations and to new and revised internal regulations; the execution of compliance activities. Furthermore, the Inspection Department, which is responsible for internal audits, has reviewed all inspection guidelines and rules.



Higher Earnings From Aggressive Promotion of Comprehensive Services Strategy

Operating Environment

The Japanese Economy

In Japan, the economy finally showed clear signs of ending a prolonged deflationary period as the Bank of Japan ended its quantitative easing policy for the first time in five years. Sales and earnings are climbing at many large corporations and other companies. Economic strength was evident in numerous statistics, including the effective GDP growth rate, the Bank of Japan's diffusion index of business sentiment, the unemployment rate and the ratio of job seekers to job offers. Consumer spending is rebounding, too. There is no doubt that Japan's economy has put a long period of stagnation behind it and is now in the midst of a self-sustaining recovery.

The Consumer Finance Industry

Competition is heating up as companies from many industries seek to capture a larger share of Japan's consumer finance market. We are seeing equity and business alliances between companies in different sectors of the financial services industry. Other challenges are posed by the entry in our industry of IT companies and enhanced cash advance services of credit card companies.

Monthly personal bankruptcies have been declining year on year for 31 consecutive months since November 2003, based on Supreme Court statistics. On the other hand, individuals are making increasing use of attorneys and other intermediaries to settle their obligations. This trend is keeping bad debt expenses high at all consumer finance companies. Many other developments require close attention. Discussions are under way concerning possible amendments to the Money Lending Business Control Law and the Capital Subscription Law. Demands from customers for the return of certain interest overpayments are climbing. Meanwhile, fund procurement expenses are rising as market interest rates move upward.

Results of Operations

Consolidated Summary

Consolidated operating revenue increased 6.0% to ¥549.5 billion, but ordinary income decreased 6.2% to ¥126.9 billion and net income was down 13.1% to ¥65.8 billion.

Growth in operating revenue was the direct result of the success of the AIFUL Group's comprehensive financial services strategy. Non-consolidated interest on loans to customers continued to climb steadily, rising by 0.9%. In addition, growth in receivables continued at subsidiaries. Credit card issuer LIFE Co., Ltd., BUSINEXT CORPORATION and City's Corporation, which extend small business loans, and TRYTO CORPORATION and Wide Corporation, which are consumer finance companies, all saw their volume of business expand. In all, subsidiaries made a big contribution to the year's increase in consolidated earnings.

Several items were responsible for the lower earnings. One was a ¥21.0 billion provision for loss on interest repayments during fiscal 2006 which was included in operating expenses. Another was an increase in bad debt expenses associated with the abandonment of claims resulting from interest repayments and an increase in the allowance for doubtful loans and receivables. Finally, fiscal 2005 provision for loss on interest repayments of ¥13.1 billion were recorded as an extraordinary loss. The provision for loss on interest repayments was made in accordance with "Considerations for Accounting at Consumer Finance Companies," which was released by the Japan Institute of Certified Public Accountants on March 15, 2006.

The AIFUL Group Management Strategy

AIFUL's View of the Market and the Start of the Comprehensive Financial Services Strategy

AIFUL has grown steadily since its 1967 establishment in step with demand for unsecured loans in Japan. But the unsecured loan market now faces unprecedented challenges. The market is maturing, competition is heating up, and the number of customers is likely to fall as Japan's population ages and the number of children falls. Companies that adopt a defensive stance

focused solely on unsecured loans are certain to see declines in their outstanding loans and earnings growth. U.S. consumer finance companies are already facing challenges posed by the maturity of the retail finance market and intense competition. Companies that focused solely on sub-prime loans have been going out of business. At the same time, U.S. consumer finance companies that diversified their operations to offer a full line of services have survived and grown.

Looking at the entire consumer finance market, rather than merely the unsecured loan category, there are many highly attractive business opportunities. Numerous sectors offer the potential of high growth along with minimal competition. Credit cards and small business loans are two examples. I believe that expertise in credit investigations and management is vital to success in these markets. Since this is a core strength of ours, the AIFUL Group is in an excellent position to capitalize on these opportunities.

This is precisely why we began executing our comprehensive financial services strategy five years ago. The strategy is our response to the dual challenges of a maturing market and intensifying competition. We have been enlarging the scope of operations to cover the entire consumer finance market. We are also adding products and increasing the ways we can attract more customers. By taking these actions, we intend to become more profitable and continue to grow.

Diversification of Receivables and Risks

Diversifying receivables is a central element of our comprehensive financial services strategy. The AIFUL Group is forecasting growth in Japan's consumer credit market from the current ¥58.2 trillion to ¥72.0 trillion in 2012. We are determined to take full advantage of opportunities associated with this large and growing market. Rather than focusing resources on carefully chosen fields, we adopted a fundamental strategy of "redundancy and dispersion."

Thanks to this approach, our portfolio of receivables is becoming increasingly diverse. During the past decade, the AIFUL Group's total receivables increased by 4.8 times and unsecured loans receivable rose by 4.1 times. But unsecured loans fell from 90% to 64% of all receivables. Conversely, the shares of home equity loans, credit card receivables and small business loans have all increased rapidly. Our medium- to long-term goal is to lower unsecured loans to about half of our receivables.

Diversifying receivables is an effective way to reduce our vulnerability to a variety of risks. Unsecured loans are almost entirely responsible for the interest repayment problem. Furthermore, the write-off ratio for unsecured loans is higher. AIFUL's non-consolidated write-off ratio was 6.5% in the past fiscal year compared with 5.9% on a consolidated basis, where these loans account for a much lower share of receivables. Diversifying our receivables is thus a hedge against risks involving interest repayments, bad debt, amendments to laws and other items. This is why the AIFUL Group is working on becoming a comprehensive source of retail financial services.

Major Business Strategies

Credit Card Business

The credit card business accounts for a large share of consolidated revenue and earnings. Since joining the AIFUL Group in March 2001, LIFE has grown year after year. LIFE has achieved a remarkable performance concerning two critical aspects of the credit card business: increasing the number of cards issued and increasing the percentage of active cards.

Growth in the number of cards comes from many sources. LIFE has joint card issuing agreements with many large, financially sound companies. LIFE also has unique initiatives like issuance of the Bank Alliance Card and affinity cards linked to non-profit organizations. Further contributing to growth is a variety of ways to apply for a LIFE Card, including submitting applications on the LIFE website, in addition to applying at any one of its nationwide retail bases.

LIFE works on raising the percentage of active cards in many ways. Cardholders are encouraged to use cards to pay utility bills and LIFE is promoting electronic toll collection (ETC) cards. Television commercials and a bonus point program have also been effective at raising brand awareness and attracting users. Through these activities, LIFE has made big advances in raising the number of people who make a card issued by LIFE their primary credit card.

LIFE posted ordinary income of ¥25.0 billion in the past fiscal year, 10.4 times higher than in its first year after joining the AIFUL Group. LIFE has an ROA of 1.7%, an extremely high level for a Japanese company with a *shinpan* business. Adoption of the AIFUL scoring system and the elimination of auto loans and other unprofitable businesses played a big part in this

The Comprehensive Financial Services Strategy – Future Positioning of the AIFUL Group

	Risk	Consumer Finance	Small Business Loans	Consumer Credit and Credit Cards	Home Equity Loans
Personal	Low		Bank		
		id CREDIT CORPORATION	Businext	Life CARD	Businext Life CARD
		AIFUL CORPORATION WIDE TRYTO TCM PASSKEY NET ONE CLUB CORPORATION	City's	Life CARD	AIFUL CORPORATION City's WIDE TCM TRYTO PASSKEY
Corporate	Low		Bank		
			Businext	Life CARD	Businext Life CARD
			City's	Life CARD	City's

accomplishment. I believe that LIFE will continue to improve its profitability. The company is still at the stage of making up-front investments to serve a larger number of card issuing partners. That means LIFE can benefit from even greater economies of scale in the years ahead, producing higher earnings in the near future as these investments begin generating returns.

Small Business Loans

This business is becoming increasingly important as a new core growth driver. Small and mid-size companies often have difficulty procuring funds from Japan's megabanks, regional banks, credit unions and other financial institutions. The reason is the reluctance of these lenders to take on risk and limitations on their credit investigation capabilities. Minimal competition also makes the small business loan market attractive. Other than the AIFUL Group, there are six companies in Japan with receivables of more than ¥10 billion that target high-risk borrowers. But the AIFUL Group is virtually alone in the medium-risk small business loan sector.

Recognizing this opportunity, the AIFUL Group in 1995 began using AIFUL's expertise gained from the provision of small business loans to enlarge the scope of this business. Currently, AIFUL and City's serve high-risk borrowers. BUSINEXT and the AIFUL bank loan guarantees business serve medium-risk borrowers. The growth potential of the AIFUL Group's small business loan receivables indicates that this business sector will become an even more significant element of our consolidated performance.

In Japan's small business loan market, we operate by using several brands and a powerful scoring system for the extension of credit. We serve customers through a nationwide network of more than 600 locations. No other small business loan company in Japan has these strengths. We are now working on restructuring our portfolio, such as by concentrating on sales of small business loans in the moderate risk segment while complying with the provisions of the Interest Rate Restriction Law. We are determined to use all AIFUL Group resources to continue developing small business loans into an important growth driver for our consolidated performance.

Unsecured Loans

Our comprehensive financial services strategy began with the realization that our core unsecured loan business cannot continue growing at the same rate as in the past. But unsecured loans remain a core business of the AIFUL Group and will continue to be a major source of earnings even as competition becomes more heated.

In fact, the unsecured loan business of AIFUL itself is the only such business in Japan that has been able to achieve growth in receivables on a non-consolidated basis. Significantly, we are attracting a high volume of

Pursue the Comprehensive Financial Services Strategy to Continue Raising Corporate Value



new customers with a network of about 1,600 locations as of March 31, 2005. Other large companies in this market have networks of about 1,800 to 2,000 locations. In my view, our performance demonstrates that there is still growth potential. To tap this potential, we need to execute an effective office network expansion program and add more sales channels by installing more *Suguwaza* units, a new type of simple auto contract machine. But the unsecured loan business will be difficult for the time being due to the many ways we are affected by administrative penalties, revisions to laws and regulations, and other factors.

Outlook for Year Ending March 2007

Management Objectives

There are a number of favorable trends in the current fiscal year. From a macroeconomic standpoint, Japan's unemployment rate and the number of personal bankruptcies are falling as the economy recovers. Operating conditions are therefore positive despite the existence of many challenges. For the AIFUL Group, and other members of our industry, there are concerns about the impact of amendments to laws and regulations that are now under consideration.

We will be closely watching developments involving these amendments. If changes are made, we will quickly comply with new regulations. At the same time, the AIFUL Group will cut costs across the entire organization. In addition, we will execute the measures announced jointly on March 28, 2006 by AIFUL and six other Japanese consumer finance companies. These are voluntary actions that are aimed at further improving the soundness of the consumer finance market. The AIFUL Group will focus all its resources on the vital themes of "strict compliance" and "always putting the customer first." We are determined to play an important role in improving the soundness of the entire consumer finance market.

Forecast for Operating Results

In the fiscal year ending March 2007, we are forecasting a 2.1% decrease in consolidated operating revenue to ¥537.9 billion, a 24.4% decrease in ordinary income to ¥96.0 billion, and a 20.2% decrease in net income to ¥52.5 billion. These projections incorporate a number of negative items. Regarding revenue, AIFUL expects to see a decline in new customers because of voluntary restrictions on advertising activities. Stricter credit approval standards at all group companies will also affect revenue. Regarding expenses, we foresee several sources impacting growth: a consistently high level of interest repayments; higher bad debt expenses as we write off claims associated with interest repayments; higher interest expenses as interest rates on our debt rise; and increases in a variety of expenses related to business growth at LIFE and to actions to reinforce compliance programs.

Preparing for a New Era of Competition

Since the announcement of the comprehensive financial services strategy, the AIFUL Group has expanded into many so-called "non-bank" financial services sectors other than consumer finance. Amendments to laws and tighter restrictions in Japan are now altering the competitive landscape by creating a more stable legal environment for the money-lending business. I expect a continuation in the realignment of our industry, including more competition from companies in other industries, as a result.

We intend to overcome these challenges by continuing to focus on our comprehensive financial services strategy while conducting a rigorous compliance program. I believe this will prepare the AIFUL Group for a new era of competition. I regard my central mission as CEO as achieving the steady growth in our corporate value through the constant execution of this strategy.

June 2006

Y. Fukuda

Yoshitaka Fukuda
President and CEO

Japan's Consumer Credit Market

Consumer Credit
—Overall and Individual Markets

Shown below is the basic composition of Japan's consumer credit market. Based on Japan Consumer Credit Industry Association data, estimated total credit extended during 2004 was ¥74.1 trillion (excluding housing loans). Representing about one-fourth of total final consumer spending in 2003 (approximately ¥283 trillion), this figure attests to the massive scale of the consumer credit market in Japan.

The provision of credit is an essential function in a mature society. Total consumer credit extended in Japan was ¥21 trillion in 1980, and ballooned about 3.2 times to ¥68 trillion in 1991. Since then, under the deflationary spiral that took hold following the bursting of the economic bubble in Japan, consumer credit has remained basically flat in terms of absolute amount and as a proportion of final consumer spending. With the emergence of encouraging signs in Japan's economic indicators, however, the consumer credit market is expected to swing upward again. For that reason, we are forecasting that total consumer credit extended will increase from ¥58.2 trillion as of December 31, 2004 to ¥72.0 trillion at the end of 2012.

Looking at individual markets, the segment that has grown the most over the past 10 years is the unsecured loans of the specialist consumer loan companies. Participants in this market have successfully captured all the demand in this market by competing with each other on the basis of a constant stream of innovative services that appealed to consumers—more than doubling the volume of unsecured consumer loans during the past decade. Over the same period, credit card shopping and cash advances managed average annual growth of about 6% on the strength of improved infrastructure and more opportunities to use credit cards for purchases. On the other hand, there have been declines in consumer loans by banks and other financial institutions and in per-item shopping loans by *shinpan* companies.

Changing Markets and AIFUL's Response
—Targeting Sustained Growth

The consumer credit market is undergoing a period of sweeping changes. Banks are forming equity alliances and business tie-ups with major consumer finance companies as one way to bolster retail operations. Communications carriers, manufacturers and IT companies are entering the consumer credit market. Smaller consumer finance companies are being forced to merge with each other or simply shut down. Realignment is also taking place among *shinpan* and credit card companies in the consumer credit market. These events are removing boundaries that once separated the consumer loan, consumer credit and credit card categories as companies fight for a share of the entire consumer credit market, just as in the United States. Moreover, given the various other issues faced by the industry, such as the unfavorable direction of regulatory reforms and the impending rise in interest rates in Japan, differing business strategies are expected to open up a large gap between winners and losers.

The AIFUL Group's comprehensive financial services strategy is the primary element of the Group's drive to accurately respond to changes in the gigantic and high-growth potential consumer credit market and achieve sustained growth. By extending operations broadly across the credit card, home equity loans, and small business loan markets, the Group intends to heighten its presence in the non-banking sector.

Japan's Growing Consumer Credit Market

(Trillions of yen)

	FY2004 (74.1 / 58.2)	FY2012 Estimate (– / 72.0)
	Credit Card Shopping (29.1 / 4.1)	Credit Card Shopping (34.3 / 4.8)
	Per-item Shopping Loans (11.0 / 10.6)	Per-item Shopping Loans (9.0 / 9.5)
	Credit Card Cash Advances (7.6 / 3.4)	Credit Card Cash Advances (– / 4.2)
AEON, UFJ Nicos, Saison, JCB, etc.	Consumer Loans by Credit Card Companies (2.5 / 3.2)	Consumer Loans by Credit Card Companies (– / 3.9)
AIFUL CORPORATION Takefuji, Acom, Promise, etc.	Traditional Consumer Finance Companies (10.2 / 10.1)	Traditional Consumer Finance Companies (– / 14.0)
Mitsubishi Tokyo UFJ, Mizuho, Sumitomo Mitsui, etc.	Unsecured Loans of Banks and Other Private-sector Financial Institutions (3.3 / 17.6)	Unsecured Loans of Banks and Other Private-sector Financial Institutions (– / 23.1)
Figures shown are credit provided during the year/ Credit balance as of December 2004.	Post Office, Banks and Other Financial Institutions (10.1 / 8.9)	Post Office, Banks and Other Financial Institutions (– / 12.4)

Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

As of December 2004

The AIFUL Group's Comprehensive Financial Services Strategy
—Targeting the Best Mix

The Comprehensive Financial Services Strategy and Corporate Value
—Three Key Elements

We began implementing our comprehensive financial services strategy five years ago in view of the maturing of the unsecured loan market in Japan. Since then, the strategy has steadily produced results and contributed to increasing the corporate value of the Group. We believe that the strategy is successful for the following three reasons:

I. Sustaining Earnings Growth

The specialist consumer loan company market is poised to mature in the near future. The primary customers for these loans are young adults—but Japan's population is aging and the number of children falling. Considering the rising tide of competition and the direction of the statutory and administrative regulations, we decided to reexamine the level of our reliance on this market. Due to this situation, our attention was drawn to the scale and growth potential of the overall consumer credit market. The result was the AIFUL Group's decision to implement its comprehensive financial services strategy, which focuses on "redundancy and dispersion" in its business development strategies. Under the strategy, diversification of our proprietary sources of earnings and our captive customer channels has progressed, producing sustained earnings growth.

II. Reducing Risk by Assembling a More Diverse Business Portfolio

By expanding our business domain to encompass the entire consumer credit market, our business portfolio has steadily become more diversified. As can be seen in the chart below, from the fiscal year ended March 2000 to the fiscal year ended March 2006, unsecured loans have declined as a share of total receivables even as these loans increased in absolute terms because the receivables of other new sources of earnings grew faster.

We also diversified our loan loss risks. For example, in the fiscal year ended March 2006, the charge-off ratio for AIFUL's non-consolidated unsecured loans was 7.3%, while the charge-off ratios for home equity loans and LIFE credit card receivables were 3.7% and 4.5%, respectively.

In addition, the interest repayment issue pertains almost entirely to unsecured loans and a portion of small business loans. We believe that reducing the proportion of unsecured loans in our portfolio is an effective means of hedging against the risk of interest repayments and the risk of potentially detrimental changes in the regulatory environment.

III. Financial Leverage

The AIFUL Group has controlled the growth of its shareholders' equity, and acquired a BBB+ rating from Standard & Poor's and a Baa2 rating from Moody's Japan. At the same time, the Group has taken advantage of its financial leverage—4.1 times in the past fiscal—to improve return on equity (ROE), which increased to 10.1%. Continuing to pay close attention to maintaining a balance between the ROE and financial stability, we intend to press ahead with diversification of our business portfolio under our comprehensive financial services strategy.

Taking the Comprehensive Financial Services Strategy a Step Further
—Targeting a Best Mix

By targeting further expansion under the comprehensive financial services strategy, the AIFUL Group plans to boost its corporate value by targeting opportunities across the entire non-banking industry.

As a step in that direction, we are working to achieve the best mix for our business portfolio. Specifically, while aiming for stable growth in receivables in our unsecured loan business, we are planning to reduce the proportion of unsecured loans in our receivables portfolio to the 50% level. In contrast, we have positioned credit cards, small business loans, and home equity loans as fields for rapid growth, and are aggressively channeling our business resources to these areas.

Our policy for business alliances and mergers and acquisitions (M&A) is to proceed carefully with due consideration for the market environment and other circumstances.

Diversification of Receivables and the Risk Profile


(Billions of yen)
3,000
2,500
2,000
1,500
1,000
500
0
Unsecured loans
Home equity loans
Small business loans
Credit card receivables
Per-item shopping loans
Loan guarantees
Others
837
17.6%
82.4%
1,001
19.2%
80.8%
1,821
36.1%
63.9%
2,002
33.4%
66.6%
2,210
34.7%
65.3%
2,298
35.8%
64.2%
2,522
35.7%
64.3%
2,681
36.3%
63.7%
99/3
00/3
01/3
02/3
03/3
04/3
05/3
06/3

Review of Operations

The Right Mix



This diagram shows the business domains of the AIFUL Group. Each group company is positioned relative to credit risk (vertical axis) and primary business category.
Below is an outline of AIFUL Group companies.

	SHARE OF RECEIVABLES (As of March 31, 2006)	BUSINESS CLASSIFICATION
AIFUL AIFUL CORPORATION	 58.8%	Core business is unsecured loans. Other businesses are home equity loans, small business loans and loan guarantees through agreements with banks and other financial institutions.
LIFE Life CARD	 29.1%	LIFE, a consumer credit and credit card company, became an AIFUL subsidiary in March 2001. The company's core business is credit cards.
BUSINEXT Businext	 2.7%	BUSINEXT was formed in January 2001 by AIFUL and Sumitomo Trust & Banking for the purpose of offering small business loans.
City's City's	 2.5%	AIFUL acquired City's, a provider of small business loans, in October 2002.
TRYTO TRYTO	2.5%	TRYTO is a consumer finance company that was formed in April 2004 through the integration of three AIFUL subsidiaries: Happy Credit, Sinwa and Sanyo Shinpan.
Wide WIDE	3.7%	AIFUL acquired Wide, a midsize consumer finance company, in June 2004. The core business is unsecured loans.

Lower risk

Consumer loan guarantee alliances with financial institutions

Small business loan guarantee alliances with financial institutions

Id CREDIT CORPORATION

LIFE CARD
Credit card shopping / Per-item shopping loans / Loan guarantees / Unsecured loans (LIFE Cash Plaza)

Businext
Small business loan joint venture with Sumitomo Trust & Banking Co., Ltd.

AIFUL CORPORATION
Unsecured loans / Home equity loans / Small business loans

City's
Small business loans

TRYTO WIDE PASSKEY TCM NET ONE CLUB CORPORATION
Unsecured loan subsidiaries

Credit cards and "*Shinpan*"

Small business loans

Operating results by loan category are presented in the Management's Discussion and Analysis section that begins on page 27.

	OPERATING REVENUE (Millions of yen)	ORDINARY INCOME (Millions of yen)	NET INCOME (Millions of yen)	PAGE
04	334,977	98,932	53,086	
05	340,615	112,533	67,301	
06	343,515	94,632	50,381	▶▶▶ P.12
04	111,575	12,081	16,131	
05	121,972	16,524	10,679	
06	132,251	25,032	14,028	▶▶▶ P.14
04	3,014	–1,029	–1,036	
05	5,445	633	601	
06	8,635	1,533	2,425	▶▶▶ P.16
04	7,414	3,047	1,535	
05	9,579	2,585	1,494	
06	13,998	127	36	▶▶▶ P.18
04	—	—	—	
05	14,539	2,807	1,407	
06	16,238	3,594	1,828	▷▷▷ P.20
04	—	—	—	
05	23,312	1,692	361	
06	25,276	4,241	1,935	▷▷▷ P.21

AIFUL CORPORATION

AIFUL CORPORATION

Business Profile

AIFUL's loan businesses comprises unsecured consumer, home equity, and small business loans. Among other business, the Company has loan guarantee and credit card operations.

Consumer unsecured loans, AIFUL's core product in the consumer loan business, account for more than 70% of receivables. This proportion will decline in the future because the Company is pursuing a product diversification strategy that is giving top priority to home equity and small business loans.

Defining Characteristics

A major feature of AIFUL's operations is its emphasis on product diversification as a pillar of its management strategy. AIFUL is the only major consumer finance company in Japan offering home equity loans and small business loans in addition to its mainstay unsecured consumer loans.

AIFUL's product diversification strategy has three central objectives. The first objective is to consistently deliver stable earnings growth as Japan's consumer loan market matures. The second goal is attaining greater cost efficiency by marketing multiple products using the same offices and staff. The third target is diversification of business risk by avoiding risks associated with a loan portfolio that is excessively concentrated on a specific customer segment.

Strategies and Business Results

During the past fiscal year, AIFUL met the wide-ranging needs of its customers by continuing to offer its core unsecured consumer loans while pursing a production diversification strategy with such products as home equity and small business loans.

Unsecured Consumer Loans

The number of new loan applications for unsecured consumer loans fell 3.9%, to 520 thousand and the number of loan approvals decreased 1.6%, to 338 thousand. Despite these declines, there were signs of a recovery in the number of loan approvals in the second half. Moreover, the Company's aggressive use of banner advertisements on the Internet led to an increase in the acquisition of new customers over the Internet, which accounted for 14.7% of the total number of new customers, compared with 11.8% in the previous fiscal year.

Home Equity and Small Business Loans

There was a small decline of 1.2% in home equity loans to ¥341,152 million at the end of March 2006 because of a smaller number of customers. However, growth in small business loans continued as the balance increased 16.9% to ¥38,480 million.

AIFUL Loans Outstanding

(Millions of yen)


2,000,000
1,500,000
1,000,000
500,000
0
+2.7%
+1.4%
+2.8%
1,413,340
1,451,638
1,471,767
1,512,717
03/3
04/3
05/3
06/3
Unsecured loans
Home equity loans
Small business loans

Loan Guarantees

The Company furthered its development of the loan guarantee business as a new source of earnings during the past fiscal year. Loans guaranteed by AIFUL are mainly unsecured consumer loans and unsecured loans to business owners.

At March 31, 2006, the Company provided loan guarantee services to 44 companies for unsecured consumer loans and to 57 companies for unsecured loans to business owners. The balance of guarantees for partner financial institutions, etc. stood at ¥62,313 million, 44.3% higher than one year earlier.

Credit Cards

In November 2005, AIFUL introduced the JJ CLUB 100 Premium Card, which is issued jointly with Next Japan Inc. This company is the operator of JJ CLUB 100, Japan's first amusement facility chain to charge customers on a time basis rather than by individual amusement machine. The company has six million members.

Branch Network Expansion

AIFUL has expanded its service network by using the "*Suguwaza*" simple auto application machines, with these machines installed at 310 locations at the end of the fiscal year. Including the "*Suguwaza*" booths, the Company added 352 locations and closed 12, resulting in the total number of offices and "*Suguwaza*" booths at March 31, 2006 rising to 1,912. Of this total, 515 locations are manned and 1,397 are unmanned. AIFUL also continued to expand its cashing services channels. Based on tie-ups with 93 banks and 14 companies, customers can now access its services through a total of 86,639 CDs and ATMs, including AIFUL's own machines. The Company also makes efficient use of its network resources through agreements that allow 17 other companies to use its ATMs.

Business Results

As a result of these various measures, loans outstanding increased 2.8%, to ¥1,512,717 million and operating revenue rose 0.9% to ¥343,515 million. AIFUL believes this performance is attributable to further contributions to growth by its product diversification strategy.

Based on the requirements of the Japanese Institute of Certified Public Accountants and discussions with the Company's independent public accountant, AIFUL decided to recognize an allowance for losses on interest repayments as an operating expense. As a result, charge-offs and the provision for doubtful loans and receivables increased substantially. Actual interest repayments made were recorded as an extraordinary loss. Due to all these factors, ordinary income declined 15.9% to ¥94,632 million and net income fell 25.1%, to ¥50,381 million.

Initiatives and Outlook for Fiscal 2006

In the current fiscal year, AIFUL's chief priority is an early recovery of market confidence in its services following the administrative discipline in fiscal 2005. The Company is taking the matter extremely seriously and dedicating efforts to establishing a thorough compliance system to prevent reoccurrences.

The outlook for performance in the current fiscal year is for declines in revenue and earnings. Operating revenue is expected to fall because of a decrease in the number of new customers related to voluntary restraint in advertising and because of a decline in loans outstanding related to strict loan approval standards introduced to combat the multiple debt problem. Profits will contract because of higher expenses caused by the rising amount of interest repayments, the consistently high level of charge-offs and provisions for doubtful loans and receivable because of bad debt charge-offs related to interest repayment claims, a rise in financial expenses because of an increase in interest rates, and higher compliance-related expenses.

AIFUL forecasts that total receivables will decline 4.5% to ¥1,505,858 million; operating revenue will fall 6.2% to ¥322,368 million; ordinary income will decrease 31.3% to ¥65,000 million; and net income will drop 24.4% to ¥38,085 million.





LIFE Co., Ltd.

Business Profile

Credit card company LIFE became a wholly owned subsidiary of AIFUL in March 2001. This gave the AIFUL Group's comprehensive financial services strategy a boost with the addition of LIFE's core businesses of credit card shopping, per-item shopping loans, bank loan guarantees, and loans and credit card cash advances.

In the credit card shopping business, commissions on purchases from cardholders and affiliated retailers are the primary source of revenues. Affinity cards account for approximately 90% of cards issued.

The per-item shopping loan market has become smaller in recent years due to the greater use of credit cards for shopping. LIFE remains committed to providing this service to its customers.

In its loan guarantee business, LIFE leverages its credit evaluation system to provide guarantee services for the unsecured consumer loans of other financial institutions. This business is based on proprietary know-how and a sophisticated scoring system.

The consumer finance loans and cash advances business provides consumers with unsecured credit card cash advances. It also is acquiring new customers by expanding the LIFE Card branch network with offices that prominently display the LIFE Card brands.

In fiscal 2005, LIFE's receivables accounted for 29.1% of the AIFUL Group's total receivables. LIFE also generated 24.1% and 19.7% of the AIFUL Group's operating revenue and ordinary income, respectively, making a strong contribution to the Group's progress toward offering a line of comprehensive financial services.

Defining Characteristics

LIFE's strengths include its superior know-how in making attractive proposals to its tie-up partners and its high profitability.

Newly issued affinity cards—the primary source of new credit cards at LIFE—have topped two million for four consecutive years. LIFE boasts a cumulative total of 13.09 million cardholders and a network of affiliated retailers and tie-up partners at more than 98 thousand locations.

LIFE's high profitability stems from its scoring system, which achieves risk control while also providing customers with high levels of credit. In addition, the company has channeled resources to highly profitable growth fields, such as credit cards and credit card cash advances, while reducing its receivables in fields such as auto loans and housing loans that are contracting and have low profit margins. The resulting improvements in its product mix have contributed significantly to LIFE's high profitability.

Changes in Business Portfolio


01/3
(Total Receivables Outstanding 606,313 million yen)
Downsizing businesses 40.2%
Growing businesses 31.8%
Holding businesses 28.0%
9.7%
21.4%
10.6%
17.4%
9.0%
8.4%
13.1%
06/3
(Total Receivables Outstanding 779,560 million yen)
Downsizing businesses 9.5%
Growing businesses 44.7%
Holding businesses 45.8%
1.2%
3.6%
0.1%
4.6%
23.6%
28.3%
22.2%
3.4%
Credit card shopping
Credit card cash advances
Bank loan guarantees (new products)
Cash Plaza
Per-item shopping loans
Partners (auto loans, etc.)
Housing loans
Bank loan guarantees (previous products)
Others

Strategies and Business Results

During the past fiscal year, LIFE redoubled its efforts to build up its core credit card business while continuing to strengthen and expand its other existing businesses.

Credit Cards

LIFE's goals in this business are to expand the scale of operations by raising the number of cardholders through a diversified affinity card alliance strategy and increasing use of its credit cards. The company also developed new affinity card alliances, built closer ties with existing partners, and pursued new business.

Per-item Shopping Loans

There have been cases in Japan of fraudulent per-item shopping loan sales to elderly people by home renovation companies. In response, LIFE is closely monitoring outstanding credit at affiliated retailers and has established stricter credit evaluation standards for affiliated retailers. In addition, actions were taken to increase the quality of per-item shopping loan receivables, including the cancellation of contracts with certain retailers that do not meet our credit standards. As a result, per-item shopping loan receivables decreased 6.8% to ¥192,198 million.

Loan Guarantees

LIFE formed new business alliances with 11 financial institutions, bringing the total number of companies using LIFE's loan guarantee services to 129. During the fiscal year, the company worked on improving the profitability of its loan guarantees outstanding by reducing its guarantees of low profitability loans and raising more profitable guarantees of bank loans.

Consumer Finance

LIFE opened 11 consumer finance offices during the fiscal year, raising the number of LIFE Cash Plaza locations to 210, comprised of 110 manned and 100 unmanned locations. To attract new customers, LIFE opened two new concept branches that take full advantage of the Life Card brand. In the future, the consumer finance business will continue its efforts to acquire new customers and increase receivables.

As a result, for the fiscal year ended March 2006, LIFE posted growth in sales and profits. Total receivables outstanding grew 3.7% to ¥779,560 million and operating revenues climbed 8.4% to ¥132,251 million. Ordinary income surged 51.5%, to ¥25,032 million, while net income jumped 31.4% to ¥14,028 million.

Initiatives and Outlook for Fiscal 2006

LIFE's fundamental growth strategy is to concentrate its resources on developing the credit card business while taking steps to improve the quality of its loan portfolio in other fields, such as per-item shopping loans, by further raising the efficiency of sales activities and adjusting the product mix. Through this process, the company is establishing a highly profitable structure.

As a member of the AIFUL Group, LIFE's emphasis in the current fiscal year will be on executing an even more powerful compliance program, including the provision of credit from the standpoint of customers based on stricter credit approval standards. LIFE will continue to bolster all aspects of its business, aiming to achieve its goal of a total of 20 million cards issued. This will provide ample volume for the company's credit card operations to take advantage of economies of scale as a financial services business.

For per-item shopping loans and other businesses, the company will target greater sales efficiency, seeking to improve the quality of its receivables.

Expenses will be higher in fiscal 2006. Financial expenses will increase along with interest rates, new branch development expenses will grow because of the expansion of the LIFE Card service network, and the conversion to IC cards will result in higher expenses. Nevertheless, LIFE expects receivables to increase, and plans to achieve growth in sales and profits.

LIFE predicts that total receivables will rise 3.6% to ¥807,663 million; operating revenue will climb 4.3% to ¥137,931 million; ordinary income will increase 9.9% to ¥27,500 million; and net income will rise 14.4% to ¥16,053 million. With this performance, LIFE will be making an even greater contribution to the AIFUL Group's comprehensive financial services strategy.


Life CARD GOLD



BUSINEXT CORPORATION

Business Profile

Established in January 2001, BUSINEXT is a joint venture owned 60% by AIFUL and 40% by Sumitomo Trust & Banking. The company combines the know-how of both partners in providing loans to moderate-risk sole proprietorships and owners of small and medium-sized businesses at interest rates of no more than 18%, as prescribed by the Interest Rate Restriction Law. During the five years since its establishment, BUSINEXT has made more than 40 thousand loans. Its loan portfolio is basically split equally between sole proprietorships and owners of small and medium-sized businesses.

The Moderate-risk Loan Market

It is estimated that of the approximately 7 million companies in Japan, nearly 80% are small and medium-sized business with annual sales of ¥150 million or less and under 20 employees. Because of the huge and rising funding needs among these businesses, there has been growing interest among banks of all types and sizes, including megabanks, in meeting these needs.

Despite this greater interest, banks still set the bar much too high for most of these enterprises. Among just a few of these restrictive conditions at banks, corporate loans typically start at ¥10 million and, to reduce default risks, banks require that companies be profitable. As a result, the actual market megabanks are serving is the low risk, middle market. The *shinkin* banks, credit associations and second-tier regional banks provide some funding for the moderate-risk market, but this funding is limited because it is generally not based on unsecured, non-guaranteed loans. For these reasons, the actual supply of loans from financial institutions is inadequate to meet the enormous demand for loans that still exists among small businesses.

BUSINEXT took up this opportunity to provide loans to the moderate-risk market at interest rates prescribed by the Interest Rate Restriction Law. BUSINEXT also believes that, from the point of view of the structural economic changes that are expected as Japan's economy recovers, the small and medium-sized business market has strong growth potential.

Defining Characteristics

BUSINEXT's business has many special features, ranging from the high-level of sales know-how developed over five years since its establishment, to the state-of-the-art scoring system for sole proprietorships and business owners. These features have enabled BUSINEXT to establish a unique business model built around unsecured, non-guaranteed loans.

Among other special features, BUSINEXT emphasizes speedy loans. Its core Card Loan is often extended on the same day as the application, while the Business Loan, another core product, can be approved in fewer than three days.

Another characteristic that clearly sets BUSINEXT apart from other specialists in small business loans is its reliance on direct mail rather than face-to-face sales activities. In the past fiscal year, each BUSINEXT employee managed 514 customer accounts through a network of only seven offices with 82 employees. The company leverages this highly efficient, low-cost structure to meet customers' needs for loans that have reasonable interest rates.

Business Results

BUSINEXT worked hard to expand its operations in fiscal 2004 through such measures as opening branches in Nagoya and Sendai. These efforts resulted in the company posting profits for the first time since its establishment. By opening a branch in Fukuoka in the previous fiscal year, the company has built a structure to serve the financing needs of sole proprietorships and small business owners in the areas around major cities in Japan. The company has also opened new concept sales offices in Niigata and Utsunomiya that rely on directly visiting customers, setting the stage for developing the market further. In November 2005, BUSINEXT took several steps to strengthen operations. The company revised its scoring system based on the past five years of data to further improve loan portfolio quality. In another move, BUSINEXT refined its highly original business model for providing unsecured and non-guaranteed small business loans.

As a result, for the fiscal year ended March 2006, BUSINEXT scored impressive gains, sharply increasing its contribution to consolidated performance. The number of new accounts totaled 15 thousand, up 10.1% from the previous fiscal year, and loans outstanding soared 53.5% to ¥73,110 million. Despite this growth, the ratio of bad debt charge-offs declined by 0.4 percentage points from 3.3% to 2.9%. Reflecting the rise in loans outstanding, operating revenue jumped 58.6% to ¥8,635 million. Further gains in cost efficiency due to the company's low cost operations supported a 142.1% surge in ordinary income to ¥1,533 million, while net income advanced 303.3% to ¥2,425 million.

Initiatives and Outlook for Fiscal 2006

As the frontrunner in the high-growth potential moderate-risk business loan market, BUSINEXT will redouble its efforts to improve its earning power and degree of customer satisfaction as well as develop its brand image. To control these business activities, the company aims to establish a commensurate compliance capability. For network expansion, BUSINEXT will continue to consider opening more branches, primarily in major cities. To improve services, the company will be taking such measures as its ATM tie-up with Seven Bank, Ltd.

Although there are various factors affecting performance in the current fiscal year that are difficult to predict, BUSINEXT will be aiming for growth in sales and profits. The company estimates that loans outstanding will grow 33.8% to ¥97,848 million, operating revenue will climb 40.3% to ¥12,114 million, and ordinary income will rise 41.0% to ¥2,161 million.

Loans Outstanding and New Loans


(Millions of yen)
(Thousands)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
+89.7%
+79.2%
+72.6%
+53.5%
02/3
03/3
04/3
05/3
06/3
Loans outstanding
New loans





City's

City's Corporation

Business Profile

City's was acquired by AIFUL in October 2002. This company specializes in business and home equity loans to sole proprietorships and small and medium-sized businesses in the high-risk category.

City's office network is located mainly in western Japan and the Tokyo area, but the company is accelerating its network development in Hokkaido, Tohoku and other regions. At March 31, 2006, City's had a total of 63 offices. The composition of the company's loan portfolio is 86% business loans and 14% home equity loans.

The High-Risk Small Business Loan Market

In the field of loans for high-risk sole proprietorships and small and medium-sized businesses, the outstanding loans of other major lenders fell sharply about seven years ago after the discovery of abusive lending practices in this sector of the loan business. Banks and other financial institutions provide only a very small amount of financing to these businesses. As a result, there is not a sufficient supply of loans to meet the high volume of demand. However, high-risk business loans by other large companies in this sector are increasing steadily. This growth is proof of the solid demand for loans among sole proprietorships and small and medium-sized businesses.

Consequently, this is a market that has substantial growth potential while being largely immune to excessive competition. City's is taking aggressive measures to expand its operations while conducting a suitable risk management program.

Defining Characteristics

City's has an attractive lineup of loans designed to be easy to use from the customer's perspective. These loans meet the requirements of small and medium-sized companies unable to obtain satisfactory financing from other sources due to credit risk and other issues.

The main product offered by City's is the Business Loan, an unsecured loan with interest rates within the range (29.2%) allowed by the Capital Subscription Law. This loan takes advantage of City's outstanding know-how in the investigation of guarantors. Due to this expertise, bad debt charge-offs for Business Loan receivables is in the extremely low 3% range.

In addition, City's has used AIFUL know-how to establish a system for selling to sole proprietorships the home equity loan. This product is currently about 14% of total loans at City's. In October 2005, the company introduced its Super Business Loan to further broaden its product lineup. This loan enables a business to obtain low interest rates without the need for a guarantor. This product has been popular, and solidified City's reputation for wanting and being able to serve the needs of this loan segment.

Business Results

In the fiscal year that ended March 2006, City's focused on building a quality clientele by combining all its personnel and sales know-how into a sales manual and making maximum use of the manual in sales activities. A number of factors contributed to the continued high growth in loans outstanding, which jumped 48.6% to ¥67,857 million. Among them were an improvement

in business sentiment among small and medium-sized companies as Japan's economic rebound gained momentum, City's continued accelerated expansion of its branch network, and the strong support in the market for Super Business Loan, the company's low interest rate loan. Reflecting this growth, operating revenue increased 46.1% to ¥13,998 million.

It was a different story with expenses, which rose because of up-front investments in branch network development and growth in the workforce. In addition, there was a hike in the provision for allowance for bad debt in response to a January 2006 decision by the Supreme Court of Japan resulting in the company having to take a more conservative stance regarding its allowances for bad debt. Consequently, ordinary income fell 95.1% to ¥127 million and net income dropped 97.5% to ¥36 million.

Initiatives and Outlook for Fiscal 2006

City's will remain focused on the important task of strengthening its sales base. To do this, it will continue establishing contact with many small and medium-sized business owners, maintaining high operating efficiency, and reinforcing personnel education and training programs.

In its product strategies, City's will change the mix of its loan portfolio by pushing sales of its Super Business Loan, which provides interest rates within the range allowed under the Interest Rate Restriction Law and by raising the loan approval standards. The company will also strive to build a more powerful operating base by establishing a compliance structure commensurate with its growth and by improving the skills of its personnel.

In the fiscal year ending March 2007, City's expects that its pace of growth in outstanding loans will decline because of stricter credit evaluation standards. The company foresees that loans outstanding will expand 4.3% to ¥70,778 million and operating revenue will climb 6.2% to ¥14,864 million. However, ordinary income will rise following last year's decline, advancing 78.0% to ¥226 million, and net income will rebound 236.1% to ¥121 million.

Loans Outstanding and New Loans



(Millions of yen)
(Thousands)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
+7.0%
+46.3%
+48.6%
03/3
04/3
05/3
06/3
Loans outstanding
New loans





TRYTO CORPORATION

Multiple Brand Consumer Finance Loans

The AIFUL Group is employing a multiple brand method within its comprehensive financial services strategy to achieve stable growth in the consumer finance loan business. The Group has turned to this measure in view of the intensified competition in the market, which has made it difficult to attain growth in the number of new customers. In response, the AIFUL Group is planning to boost growth by developing multiple brands, thereby expanding its customer acquisition channels.

In addition to its core AIFUL and LIFE brands, the Group has used an M&A strategy to acquire such brands as Wide, TRYTO, TCM, Passkey and other middle-market consumer finance companies. As new members of the AIFUL Group, these companies are now putting their efforts behind the Group's business growth strategies.

As a result, the Group has reached its new customer growth targets despite the further ramping up of competition, providing evidence that the multiple-brand concept is contributing substantially to the comprehensive financial services strategy. In the future, the Group expects that the diversification of the customer base for consumer finance companies will progress as companies form relationships with more customer segments. Amid these circumstances, AIFUL is confident that its multiple brand strategy will continue to produce results.



Business Profile

TRYTO CORPORATION, a wholly owned subsidiary, was formed in April 2004 through the integration of three AIFUL consumer finance subsidiaries: Happy Credit, Sinwa and Sanyo Shinpan.

TRYTO's current growth strategies are to target highly efficient sales operations while making use of the AIFUL Group's know-how and synergies in developing its products and its sales and personnel systems.

Business Results

In the fiscal year ended March 2006, TRYTO used its new office in Fukuoka as a base to develop a full-scale network in Kyushu, adding offices in Kagoshima, Oita, and Nagasaki. With the wider base provided by a total of 11 offices, the company is now prepared to achieve further growth and more efficient sales operations.

Receivables grew 14.5% to ¥66,544 million; operating revenue advanced 11.7% to ¥16,238 million; ordinary income climbed 28.0% to ¥3,594 million; and net income rose 29.9% to ¥1,828 million.

Initiatives and Outlook for Fiscal 2006

In the fiscal year ending March 2007, TRYTO plans to diversify and strengthen its loan portfolio. In addition, the company will implement stricter credit evaluation standards and conduct an extensive compliance program.

In consideration of the business environment and its business policies, TRYTO estimates that operating revenue will increase 2.4% to ¥16,634 million but ordinary income and net income will fall 46.5% to ¥1,923 million and 45.2% to ¥1,002 million, respectively.



Wide Corporation

Business Profile

Wide is primarily engaged in the provision of unsecured loans to individuals in the high-risk segment. The company was acquired by AIFUL in June 2004 and is now a consolidated subsidiary. At March 31, 2006, Wide had 34 offices and 261 unmanned locations, a total of 295 locations. A midsize consumer finance company operating mainly in eastern Japan, Wide has minimal overlap with the operations of TRYTO, which is active primarily in western Japan, making possible highly productive sales activities.

Business Results

In fiscal 2005, Wide continued its efforts to develop efficient sales operations chiefly in eastern Japan. In October 2005, the company began handling home equity loans.

Receivables rose 4.8% to ¥99,890 million, including ¥6,575 million of off-balance-sheet receivables that were securitized and sold. Operating revenue increased 6.8%, to ¥25,276 million. Ordinary income was up 150.7% to ¥4,241 million due to the increase in the provision for bad debt charge-offs and the extraordinary loss recorded during the prior fiscal year. Similarly, net income jumped 436.0% to ¥1,935 million.

Initiatives and Outlook for Fiscal 2006

In the fiscal year ending March 2007, similar to TRYTO's strategies, Wide is aiming to heighten its presence in the second market for consumer finance loans. To that end, the company is concentrating on implementing stricter credit evaluation standards, diversifying its products, capturing Group synergies, and establishing a thorough compliance capability.

Taking into account the business environment and its business policies, Wide predicts that operating revenue will decrease 5.2% to ¥23,971 million and ordinary income will decline 16.6% to ¥3,538 million. Net income, however, is expected to edge forward 1.7% to ¥1,967 million.

Others

TCM. Co. Ltd.

In February 2005, AIFUL purchased TCM. Co. Ltd., a midsize consumer finance company active mainly in Nagano Prefecture that became insolvent in March 2004. In April 2004, with the approval of the Tokyo District Court, AIFUL signed a sponsorship contract with the bankruptcy trustee of TCM. Work is now under way to restore TCM to financial health as quickly as possible. At the end of March 2006, TCM had receivables of ¥9,660 million.

Passkey Co., Ltd.

In March 2005, following the acquisition of TCM, AIFUL acquired Passkey Co., Ltd., which operates a consumer finance business in Hokkaido. The company was included in the scope of consolidation for the first time in the past fiscal year, and had loans outstanding of ¥7,325 million at March 31, 2006.

Under its comprehensive financial services strategy, the AIFUL Group is using aggressive investments through M&A activities to achieve maximum return from its consumer finance business. As the leading consumer finance brands in their respective regional markets, TCM and Passkey will aim to raise operating efficiency and benefit from synergies as members of the AIFUL Group. Through this process they intend to steadily increase their contributions to consolidated performance.

Internet Loan Specialist Companies

In February 2006, the AIFUL Group established two Internet loan specialist companies, id CREDIT CORPORATION and NET ONE CLUB CORPORATION, for the purpose of using IT technology to cater to the diverse needs of customers. The two companies plan to conduct low-cost operations with small workforces by offering unsecured loans exclusively through the Internet rather than at conventional branches.

The AIFUL Group CSR Framework

—Enabling Sustainable Growth

Guided by its corporate philosophy "Win the good favor of society," the AIFUL Group seeks to be a trustworthy and creative comprehensive financial services group that carries out its operations based on a policy of "Customers come first." To translate our corporate philosophy into actions, all employees of the AIFUL Group must perform their work with an awareness of social obligations. With this in mind, the Group has a corporate governance framework, a compliance system and other components that provide the basis for achieving sustainable growth while serving as a responsible corporate citizen.

The diagram below presents the structure of AIFUL's corporate governance, information disclosure, business execution, administration, internal control and risk management systems.



Shareholders' Meeting
Independent Accountant
Audits
Board of Directors (meets weekly)
Directors (term of one year)
Audits
Board of Corporate Auditors
Corporate Auditors 4 individuals (including 2 external auditors)
Discussions
Reporting
Management Supervision
Reporting
Investigate
Group Compliance Committee
Compliance Committee
Chairman: AIFUL representative director
Members: Includes external attorneys
Project to Restore Public Trust
Feedback
Investors and Others
Head Office Units
Management Planning Division
(Risk Management Committee)
(Information Management Office)
Business Administration Department
Corporate Management Department
Group Audit Office
Collaboration
Compliance Office
Inspection Department (Includes audits of group companies)
Guidance Supervision
Information Collection
Internal Audits
Support
Loan Business Division
Loan Business Department
Branch Office Group
Contact Center
Counseling Center
Loan Recovery Department
Guarantee Business Department
Opinions of Investors and Others
Investor Relations Office
Timely Disclosure Comply With Media or Research Meeting Requests
Public Relations Department
Fund Procurement
Finance Headquarters
Information Sharing
Group Internal Audits and Cooperation
Personnel Division
Training
Legal Department (Customer Service Center)
Guidance/ Training
Internal Reporting System (Hotline)
Employees
Consultations/ Replies
Participation/Advice
External Attorneys
Audits
Group Companies
Directors of Group Companies
Audits
Corporate Auditors of Group Companies
Questions/Consultations/Complaints
Customers

Corporate Governance

AIFUL's basic concept is to strive to improve corporate governance to support the realization of our corporate vision. We also aim to work for the benefit of all as well as the implementation of our "Customers come first" policy. Embedded within that concept is our goal of maintaining a good relationship with society and achieving co-existence and co-prosperity.

Based on that policy, we establish systems strategically designed to enable and improve rapid decision-making in our business operations, auditing of our business management, compliance, and timely disclosure.

To facilitate rapid decision-making, the board of directors of AIFUL and LIFE meet every week (directors of other Group companies meet monthly) to fully discuss and verify strategies for business issues and opportunities faced by their respective companies and make speedy business decisions.

Audit System

AIFUL has adopted a corporate audit system comprised of four corporate auditors, two of whom are from outside the Group, to supervise management of the company. The auditors attend weekly meetings of the Board of Directors as well as regularly sitting in on other important meetings and auditing business processes to prevent the occurrence of risks. In addition, the corporate auditors work to improve the corporate governance system by maintaining a close relationship with management by exchanging opinions at regularly scheduled meetings to submit reports to the representative directors.

Use of Outside Corporate Auditors

Masanobu Hidaka has worked at the Ministry of Finance and JNR Settlement Corporation as well as serving as the principal of the National Tax College and the governor of the Environmental Business Association. His areas of expertise include law, accounting, and business management. AIFUL nominated Mr. Hidaka with the expectation that he would bring his business experience and public and government-oriented perspective to the Company's auditing process.

Yoshitaka Ebisuzaki served as head of the research department and a branch manager of the Sumitomo Trust & Banking Co., Ltd. and as a managing director of IGF Co., Ltd. In addition to his business management experience, he has a wealth of experience and expertise in the finance field. AIFUL nominated Mr. Ebisuzaki for election as a corporate auditor to utilize his perspective of not only the loan business, but also the broader financial services business in the Company's auditing process.

Remuneration for Directors and Corporate Auditors

Remuneration for AIFUL directors and corporate auditors for the fiscal year that ended in March 2006 was as follows:

(Millions of yen)

Remuneration for directors (17 individuals)	474
Remuneration for corporate auditors (4 individuals)	64
Total	539

Remuneration for Independent Accountant

Remuneration for the AIFUL Group's independent accountant for the fiscal year that ended in March 2006 was as follows:

(Millions of yen)

Contractual payments for audit certification	93
Other payments	12
Total	106

Compliance

To expand our compliance capabilities, we have established an Inspection Department for internal audits and a Legal Department for preventative legal oversight. These two departments cooperate in our pursuit of legal compliance. In addition, in April 2002, we established the Compliance Committee as an advisory body to the Board of Directors. The Compliance Committee, which includes lawyers and other members from outside the Company, meets monthly to examine risk-related data, preventive measures involving risks, and employee training programs in line with committee policies, and take other actions to enhance the company-wide compliance system. To further boost our compliance capabilities and to promote appropriate corporate ethics, we established a Compliance Office. This office is dedicated to the continued investigation and analysis of compliance throughout the Company. On October 1, 2005, we formed the Group Compliance Committee to promote the sharing of an integrated set of corporate ethics throughout the Group and to establish a Group compliance system. The compliance committees of the other members of the AIFUL Group fall under the authority of the Group Compliance Committee.

To promote a common set of corporate ethics, we prepared and distributed AIFUL Group Ethical Guidelines to all employees. In addition, we have set up various hotlines for reporting violations of our code of ethics related to personnel and in-house administration, for legal compliance matters, and for sexual and other harassment complaints. We also established internal rules for reporting these violations.

Strengthening Disclosure

Our basic policy for strengthening disclosure is to make effective use of the external check system by appropriately disclosing business information and by implementing corporate governance that is transparent and effective. AIFUL carries out a variety of activities to ensure timely and easy-to-understand disclosure. We issue many types of materials, including press releases, and offer access to our "*tanshin*" reports, financial data books, annual reports, and other materials on our IR Web site. We hold information meetings in Japan and overseas for the media, investors, and securities analysts. We also comply with requests from the media, securities analysts and others for meetings. We report opinions or requests of investors regarding management and other feedback on a regular basis to the President, Board of Directors, and managers of each division to be incorporated in improvements of the disclosure system.

We have taken various steps to ensure the suitability of the timely financial information provided by the Company over and above the verification procedures of the accounting department and the audits of the independent public accountant in accordance with the Commercial Code and the Securities and Exchange Law. Accounting functions, handled by the accounting department, are separate from management accounting functions, which are performed by the Management Planning Division. This structure makes effective use of the double-checking process. Furthermore, before financial information is disclosed, it is checked for accuracy by the appropriate sections of the Investor Relations Office and Public Relations Department, Legal Department, and Management Planning Division.

Risk Management and Handling of Personal Information

The Risk Management Committee, which is part of the Management Planning Division, takes the lead in gathering information on existing and potential risks at the company. The committee works with the Investor Relations Office, Public Relations Department, Legal Department and other units to maintain a crisis management system. To prepare for the April 1, 2005 full enforcement of Japan's Personal Information Protection Law, AIFUL started a personal information protection project in April 2004. This project conducted a comprehensive review of safety management systems, from the standpoints of personnel, organization, and technology, for the purpose of ensuring the proper handling of personal information and preventing unauthorized access to this information.

AIFUL also has established an action plan to be prepared for the occurrence of problems associated with personal information or corporate information. In addition, an information contingency plan has been established. Primarily the responsibility of the Information Management Office within the Management Planning Division, this plan provides for quick and appropriate responses in the event of an emergency.

Employee Education and Hotlines

The AIFUL Group has published and distributed its AIFUL Group Ethical Guidelines to all Group employees. We also have a hotline to the Personnel Division and Inspection Department for reporting violations of ethics and providing advice. In addition, a Customer Service Center has been set up within the Legal Department, providing quick responses to questions and complaints from customers. The center also provides guidance and training to sales departments, works closely with the Compliance Committee to enhance customer satisfaction and builds a more powerful legal compliance system. In June 2003, a compliance hotline was set up and internal rules for reporting compliance violations established to prevent violations of laws, regulations, and internal rules.

Corporate Citizenship

Based on the corporate philosophy "Win the good favor of society," the AIFUL Group sponsors and supports many activities, with a particular focus on sporting events. During the fiscal year, AIFUL became an official sponsor of the International Judo Federation's 2005 qualifying tournament. The Company also took part in the Awajishima Women's Relay Race, and was a special sponsor of the All-Japan University Women's Invitational Relay Race. Events in which LIFE participated as part of its corporate citizenship program included sponsorship of the LIFE Card Cup: Real Madrid World Tour 2005 in Japan and the LIFE Card Ladies Golf Tournament 2006.

Sponsorship of the International Judo Federation's 2005 qualifying tournament
AIFUL was an official sponsor of the 2005 World Judo Championships and the World Judo National Teams Tournament, both of which were held in September 2005. These events attracted about 500 top athletes, both men and women, who competed in eight categories.


アイフル




Life CARD LADIES ライフカード

Sponsorship of the LIFE Card Ladies Golf Tournament 2006
LIFE sponsored the LIFE Card Ladies Golf Tournament 2006 held in April 2006. The tournament is officially endorsed by the Ladies Professional Golf Association (LPGA) of Japan, an organization committed to contributing to society through golf.

Sponsorship of the 3rd All-Japan University Women's Invitational Relay Race
AIFUL has extended support as a special co-sponsor to the All-Japan University Women's Invitational Relay Race each year since its inception three years ago. The third race was held in February 2006. AIFUL will continue to provide support to this event, which provides opportunities for young racers to aim for even higher goals.



Charitable Contribution Cards
LIFE issues a number of cards in which a portion of purchases is directed to a particular charity.


Life CARD

Guide Dog & Service Dogs Association of Japan Life Card


MAKE A WISH
Life CARD

Make-a-Wish Life Card


Life CARD

JAPAN PARALYMPIC Life Card

Board of Directors

AIFUL CORPORATION (As of June 27, 2006)

President and CEO and Representative Director	Yoshitaka Fukuda	Directors	Yasutaka Fukuda Yoshimasa Nishimura Koji Imada Masami Munetake Masayuki Sato Hiroshi Abe Kazumitsu Oishi Kazuyoshi Wakamatsu Yasuo Hotta Akira Takami Tsuguo Nakagawa	Standing Corporate Auditors	Masanobu Hidaka Yoshitaka Ebisuzaki Sadayuki Matsuoka
Senior Managing Director and Representative Director	Taichi Kawakita			Corporate Auditor	Yoshinobu Azuma
Managing Directors	Shintaro Hashima Tsuneo Sakai Nobuyuki Wakuta Yoshinobu Takaishi				

LIFE Co., Ltd. (As of June 27, 2006)

Chairman	Yoshitaka Fukuda	Directors	Fuminori Koizumi Seiji Yamada Tetsuya Goto Toshiki Yamanishi Toshihiko Nakamoto Yoshinobu Takaishi Akihiko Okazaki Nobuyuki Wakuta	Standing Corporate Auditor	Kunio Takahashi
Vice-Chairman	Makoto Iwai			Corporate Auditors	Yoshitaka Ebisuzaki Minoru Shimamura
President	Kazuyuki Isono				
Senior Managing Director	Masayuki Sato				
Managing Director	Syouichiro Nakata				

Management's Discussion and Analysis

Contents

Note: Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.

Six-year Summary

AIFUL Corporation and Consolidated Subsidiaries Years ended March 31	2001	2002	2003
FOR THE YEAR:			
Total income	281,719	400,014	451,168
Total expenses	189,145	338,166	343,715
Credit costs	59,194	42,576	138,479
Income before income taxes and minority interests	92,574	61,848	107,453
Income taxes	44,371	27,385	47,426
Deferred income taxes	(1,833)	(8,908)	(10,129)
Net income	48,253	35,064	59,911
AT YEAR-END:			
Loans	1,261,042	1,482,796	1,670,782
Bad debts	79,913	94,854	120,399
Loans in legal bankruptcy	13,071	16,457	20,830
Nonaccrual loans	25,644	28,723	39,897
Accruing loans contractually past due three months or more as to principal or interest payments	7,196	11,945	16,503
Restructured loans	34,002	37,729	43,169
Total assets	1,865,537	2,029,634	2,282,113
Allowance for bad debts	98,395	109,337	132,130
Total liabilities	1,557,838	1,604,780	1,792,093
Interest-bearing debt	1,239,265	1,344,273	1,504,969
Minority interests	1,149	3,511	4,029
Total shareholders' equity	306,550	421,343	485,991
PER SHARE DATA (YEN):			
Basic net income	379.54	260.00	425.06
Diluted net income	–	–	–
Total shareholders' equity	2,407.83	3,015.34	3,428.97
Cash dividends	50	50	60
RATIO (%):			
Shareholders' equity ratio	16.4	20.7	21.3
ROE	15.7	9.6	13.2
ROA	2.6	1.8	2.8
OTHER DATA:			
Number of shares outstanding at year-end	84,876,000	93,376,000	94,690,000
Number of employees at year-end	5,750	5,810	6,123

(Reference)	2001	2002	2003
Operating Revenue	280,656	397,162	449,458
Ordinary Income	103,533	105,067	111,797

(Millions of yen)

	2004	2005	2006
	479,473	520,737	**548,818**
	375,659	391,295	**436,045**
	157,349	155,466	**166,047**
	103,814	129,442	**112,773**
	41,016	53,015	**45,375**
	(5,158)	11,990	**(145)**
	62,548	75,723	**65,827**
	1,786,940	1,995,622	**2,124,017**
	149,826	175,136	**203,800**
	28,637	31,020	**33,446**
	52,452	60,283	**80,721**
	17,820	21,049	**27,564**
	50,917	62,784	**62,069**
	2,332,761	2,574,286	**2,790,969**
	145,757	159,483	**171,715**
	1,780,575	1,951,548	**2,102,310**
	1,513,812	1,673,458	**1,792,746**
	4,682	5,385	**6,965**
	547,504	617,353	**681,694**
	440.65	533.57	**464.84**
	–	533.53	**464.69**
	3,863.06	4,358.69	**4,813.45**
	60	60	**60**
	23.5	24.0	**24.4**
	12.1	13.0	**10.1**
	2.7	3.1	**2.5**
	94,690,000	142,035,000	**142,035,000**
	5,969	6,510	**6,675**

(Millions of yen)

	2004	2005	2006
	473,458	518,416	549,548
	112,446	135,294	126,964

Notes

1. On May 22, 2000, each common, par value share held as of March 31, 2000, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 28,051,500 shares. Net income per share for the fiscal year through March 2001 was calculated as if the stock split had been implemented at the beginning of the term.
2. On June 1, 2000, 721,500 new shares were issued through an exchange of shares agreement concluded with Sinwa Co., Ltd.
3. On August 25, 2001, 3,500,000 new shares were issued through a domestic public offering, while 5,000,000 new shares were issued through an overseas public offering, primarily in Europe.
4. On October 1, 2002, 1,314,000 new shares were issued through an exchange of shares agreement concluded with City Green Corporation in connection with the October 2002 acquisition of City's, a small business loan company.
5. Starting in 2003, shareholders' equity per share, net income per share, and diluted net income per share were calculated based on the Accounting Standard for Earnings Per Share (Accounting Standard No. 2) and the Implementation Guidance for Accounting Standard for Earnings Per Share (Implementation Guidance for Accounting Standard No. 4).
6. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 47,345,000 shares.
7. Net income and total shareholders' equity per share for all the fiscal years shown in the table through March 2005 were calculated as if the May 23, 2005 stock split had been implemented at the beginning of the term.

AIFUL Group

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees

(Millions of yen)

	2002	2003	2004	2005	2006
Total Receivables Outstanding	2,002,499	2,210,889	2,298,444	2,522,579	**2,681,746**
Loans	1,635,954	1,833,702	1,907,655	2,095,202	**2,232,418**
Unsecured	1,332,218	1,442.980	1,477,430	1,622,032	**1,708,119**
Home Equity	278,893	325,437	346,183	352,214	**357,025**
Small Business	24,843	65,285	84,042	120,956	**167,274**
Credit Card Shopping Loans	61,687	64,117	71,528	79,623	**101,135**
Per-item Shopping Loans	164,715	184,324	185,650	206,348	**183,907**
Loan Guarantees	140,143	128,745	133,610	141,407	**153,767**

TOTAL INCOME / NET INCOME

(Millions of yen)


600,000
500,000
400,000
300,000
200,000
100,000
0
80,000
60,000
40,000
20,000
0
02 03 04 05 06
Interest on Loans
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees
Other
Net Income

(Millions of yen)

	2002	2003	2004	2005	2006
Total Income	400,014	451,168	479,473	520,737	**548,818**
Interest on Loans	359,318	406,484	429,513	466,430	**491,358**
Unsecured	311,910	348,887	358,142	387,839	**405,308**
Home Equity	43,150	47,650	55,022	56,531	**56,144**
Small Business	4,257	9,945	16,348	22,059	**29,904**
Credit Card Shopping Loans	6,742	7,878	8,140	9,091	**11,275**
Per-item Shopping Loans	10,353	15,179	15,508	17,201	**17,676**
Loan Guarantees	4,076	4,133	5,562	7,088	**8,668**
Other	19,525	17,494	20,750	20,927	**19,841**
Net Income	35,064	59,911	62,548	75,723	**65,827**

TOTAL ASSETS / ROA

(Millions of yen / %)


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Assets	2,029,634	2,282,113	2,332,761	2,574,286	**2,790,969**
ROA (%)	1.8	2.8	2.7	3.1	**2.5**

ROA=Net Income / Total Assets (average) x 100 (%)

TOTAL SHAREHOLDERS' EQUITY / ROE


(Millions of yen / %)
800,000
600,000
400,000
200,000
0
20
15
10
5
0
02 03 04 05 06
Shareholders' Equity
ROE

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Shareholders' Equity	421,343	485,991	547,504	617,353	**681,694**
ROE (%)	9.6	13.2	12.1	13.0	**10.1**

ROE=Net Income / Total Shareholders' Equity (average) x 100 (%)

AVERAGE RATE OF BORROWINGS


(%)
3
2
1
02 03 04 05 06
Average Rate of Borrowings
Indirect
Direct

(%)

	2002	2003	2004	2005	2006
Average Rate of Borrowings	2.04	1.78	1.72	1.60	**1.55**
Indirect	2.52	1.97	1.86	1.68	**1.71**
Direct	1.54	1.57	1.55	1.48	**1.33**
Long-Term Prime Rate (reference)	2.30	1.50	1.65	1.65	**2.10**
Share of Indirect	51.8	53.5	56.2	60.2	**56.8**
Share of Direct	48.2	46.5	43.8	39.8	**43.2**

NUMBER OF CUSTOMER ACCOUNTS


(Thousands)
4,000
3,000
2,000
1,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Thousands)

	2002	2003	2004	2005	2006
Number of Customer Accounts	3,336	3,521	3,520	3,796	**3,898**
Unsecured	3,241	3,389	3,366	3,618	**3,694**
Home Equity	75	87	94	99	**104**
Small Business	19	45	59	77	**99**
Credit Card Holders	8,835	9,837	11,051	11,967	**13,096**
Per-item Shopping Loans Accounts	645	697	740	809	**634**

AIFUL

LOANS OUTSTANDING

(Millions of yen)



1,600,000
1,200,000
800,000
400,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Millions of yen)

	2002	2003	2004	2005	2006
Loans Outstanding	1,313,690	1,413,340	1.451,638	1,471,767	1,512,717
Unsecured	1,019,293	1.068,151	1,081,058	1,093,663	1,133,083
Home Equity	277,671	322,840	342,637	345,180	341,153
Small Business	16,726	22,349	27,943	32,924	38,481

TOTAL INCOME / NET INCOME

(Millions of yen)



400,000
300,000
200,000
100,000
0
100,000
75,000
50,000
25,000
0
02 03 04 05 06
Unsecured
Small Business
Net Income

(Millions of yen)

	2002	2003	2004	2005	2006
Total Income	311,843	330,147	340,224	347,157	350,933
Interest on Loans	296,034	315,600	326,979	330,529	333,541
Unsecured	249,088	263,262	265,959	266,930	269,986
Home Equity	43,054	47,483	54,663	55,875	54,560
Small Business	3,891	4,854	6,355	7,722	8,994
Other	15.809	14,547	13,245	16,628	17,392
Net Income	38,349	55,318	53,086	67,301	50,382

TOTAL ASSETS / ROA

(Millions of yen / %)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Assets	1,740,868	1,906,212	1.870,076	2.033,547	2,204,483
ROA (%)	2.3	3.0	2.8	3.4	2.4

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)



800,000
600,000
400,000
200,000
0
20
15
10
5
0
02 03 04 05 06
ROE

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Shareholders' Equity	420,493	470,834	522,905	584,308	632,917
ROE (%)	10.6	12.4	10.7	12.2	8.3

AVERAGE INTEREST RATIO


(%)
30
20
10
0
02 03 04 05 06
Average Interest Ratio
Unsecured
Home Equity
Small Business

(%)

	2002	2003	2004	2005	2006
Average Interest Ratio	23.9	23.2	22.8	22.6	22.4
Unsecured	25.7	25.2	24.8	24.6	24.2
Home Equity	17.1	15.8	16.4	16.3	15.9
Small Business	26.9	24.8	25.3	25.4	25.2

NUMBER OF CUSTOMER ACCOUNTS


(Thousands)
2,500
2,000
1,500
1,000
500
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Thousands)

	2002	2003	2004	2005	2006
Number of Customer Accounts	2,244	2,284	2,246	2,214	2,187
Unsecured	2,155	2,180	2,131	2,091	2,057
Home Equity	75	87	93	98	101
Small Business	13	17	21	24	27

NEW ACCOUNTS


(Accounts)
500,000
400,000
300,000
200,000
100,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Accounts)

	2002	2003	2004	2005	2006
New Accounts	496,065	440,254	388,036	376,024	370,593
Unsecured	462,436	405,275	355,619	343,536	338,052
Home Equity	27,307	27,542	24,222	23,405	23,258
Small Business	6,322	7,437	8,195	9,083	9,283

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS


(Millions of yen / %)
100,000
80,000
60,000
40,000
20,000
0
8
6
4
2
0
02 03 04 05 06
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen / %)

	2002	2003	2004	2005	2006
Bad Debt Charge-offs	53,880	78,986	97,458	96,224	98,256
Unsecured	49,517	71,968	86,507	83,436	83,143
Home Equity	3,925	6,313	9,612	10,800	12,645
Small Business	437	704	1,339	1,987	2,467
Ratio of Bad Debt Charge-offs (%)	4.10	5.59	6.71	6.54	6.50
Unsecured	4.86	6.74	8.00	7.63	7.34
Home Equity	1.41	1.96	2.81	3.13	3.71
Small Business	2.62	3.15	4.79	6.04	6.41

LIFE (Managed Asset Basis)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)



900,000
600,000
400,000
200,000
0
02 03 04 05 06
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(Millions of yen)

	2002	2003	2004	2005	2006
Total Receivables Outstanding	612,509	676,093	702,202	751,553	779,560
Installment Receivables	224,213	247,494	256,773	285,867	293,333
Loans (Cash Advance)	250,903	310,749	339,137	367,459	394,776
Loan Guarantees	137,392	117,849	106,290	98,226	91,450

OPERATING REVENUE / NET INCOME

(Millions of yen)



150,000
100,000
50,000
0
20,000
15,000
10,000
5,000
0
02 03 04 05 06
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
Other
Net Income

(Millions of yen)

	2002	2003	2004	2005	2006
Operating Revenue	79,824	103,880	113,738	123,881	133,936
Installment Receivables	19,020	23,566	24,415	26,870	29,493
Loans (Cash Advance)	51,387	69,578	78,815	84,919	91,305
Loan Guarantees	3,992	3,622	3,842	4,044	4,241
Other	5,424	7,113	6,664	8,045	8,894
Net Income	10,908	9,149	16,131	10,679	14,028

TOTAL ASSETS / ROA

(Millions of yen / %)



1,000,000
800,000
600,000
400,000
200,000
0
2.5
2.0
1.5
1.0
0.5
0
02 03 04 05 06
Total Assets
ROA

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Assets	684,508	747,718	772,658	810,567	830,548
ROA (%)	1.6	1.3	2.1	1.3	1.7

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
20
15
10
5
0
02 03 04 05 06
Total Shareholders' Equity
ROE

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Shareholders' Equity	81,094	90,284	106,486	117,163	131,407
ROE (%)	14.4	10.7	16.4	9.5	11.3

AVERAGE YIELD

(%)



30
20
10
0
02 03 04 05 06
Average Yield
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(%)

	2002	2003	2004	2005	2006
Average Yield	12.2	15.0	16.4	16.9	17.3
Installment Receivables	8.5	10.0	9.5	9.8	9.8
Loans (Cash Advance)	23.0	24.8	24.3	24.0	24.0
Loan Guarantees	2.5	2.8	3.4	4.0	4.5

PURCHASE RESULTS

(Millions of yen)



160,000
120,000
80,000
40,000
0
800,000
600,000
400,000
200,000
0
02 03 04 05 06

(Millions of yen)

	2002	2003	2004	2005	2006
Purchase Results					
Per-item Shopping Loans	104,531	125,246	118,131	135,646	107,974
Credit Card	425,446	503,448	543,507	597,314	706,274
Credit Card Shopping Loans	233,633	274,479	318,115	373,130	470,896
Credit Card Cashing Loans	191,813	228,968	225,392	224,184	235,378

NUMBER OF CARDHOLDERS

(Thousands)



15,000
10,000
5,000
0
02 03 04 05 06
LIFE Proper Card
Affinity Cards

(Thousands)

	2002	2003	2004	2005	2006
Number of Cardholders	8,716	9,834	11,032	11,916	13,096
LIFE Proper Card	1,387	1,509	1,625	1,710	1,820
Affinity Cards	7,328	8,324	9,406	10,205	11,276

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen / %)



40,000
30,000
20,000
10,000
0
6
4
2
0
02 03 04 05 06
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen / %)

	2002	2003	2004	2005	2006
Bad Debt Charge-offs	24,161	30,190	35,566	36,658	37,266
Credit Card Shopping Loans	2,334	2,337	2,412	2,115	1,978
Credit Card Cashing Loans	5,833	8,688	12,823	13,141	12,636
Per-item Shopping Loans	5,308	5,229	6,067	4,994	5,363
LIFE Cash Plaza (unsecured loans)	3,949	6,432	10,570	11,445	12,182
Ratio of Bad Debt Charge-offs (%)	3.94	4.47	5.06	4.88	4.78
Credit Card Shopping Loans	3.79	3.65	3.37	2.66	1.96
Credit Card Cashing Loans	3.64	4.52	6.32	6.28	5.72
Per-item Shopping Loans	3.62	3.06	3.45	2.53	2.92
LIFE Cash Plaza (unsecured loans)	4.41	5.47	7.80	7.26	7.03

BUSINEXT

LOANS OUTSTANDING

(Millions of yen)



80,000
60,000
40,000
20,000
0
02 03 04 05 06

(Millions of yen)

	2002	2003	2004	2005	2006
Loans Outstanding	8,116	15,397	27,591	47,622	73,110

OPERATING REVENUE / NET INCOME

(Millions of yen)



Operating Revenue
Net Income
9,000
7,500
6,000
4,500
3,000
0
–3,000
02 03 04 05 06

(Millions of yen)

	2002	2003	2004	2005	2006
Operating Revenue	366	1,749	3,014	5,445	8,635
Net Income	–2,600	–601	–1,036	601	2,425

NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT

(Thousands / Thousands of yen)



Number of Customer Accounts
Loans Outstanding per Account
50
40
30
20
10
0
2,000
1,500
1,000
500
0
02 03 04 05 06

(Thousands / Thousands of yen)

	2002	2003	2004	2005	2006
Number of Customer Accounts	5	12	22	32	42
Loans Outstanding per Account	1,449	1,194	1,203	1,455	1,732

NEW ACCOUNTS

(Thousands)



20
15
10
5
0
02 03 04 05 06

(Thousands)

	2002	2003	2004	2005	2006
New Accounts	4	8	12	13	15

AVERAGE INTEREST RATE

(%)



20
15
10
5
0
02 03 04 05 06

(%)

	2002	2003	2004	2005	2006
Average Interest Rate	15.5	15.4	15.3	15.1	15.0

RATIO OF BAD DEBT CHARGE-OFFS

(%)



4
3
2
1
0
02 03 04 05 06

(%)

	2002	2003	2004	2005	2006
Ratio of Bad Debt Charge-offs	1.1	2.6	3.6	3.3	2.9

City's

LOANS OUTSTANDING

(Millions of yen)


80,000
60,000
40,000
20,000
0
03 04 05 06

(Millions of yen)

	2003	2004	2005	2006
Loans Outstanding	29,176	31,214	45,673	67,857

OPERATING REVENUE / NET INCOME

(Millions of yen)


15,000
10,000
5,000
0
–5,000
03 04 05 06
Operating Revenue
Net Income

(Millions of yen)

	2003	2004	2005	2006
Operating Revenue	3,470	7,414	9,579	13,998
Net Income	–299	1,535	1,494	36

NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT

(Thousands / Thousands of yen)


40
30
20
10
0
2,500
2,000
1,500
1,000
500
0
03 04 05 06
Number of Customer Accounts
Loans Outstanding per Account

(Thousands / Thousands of yen)

	2003	2004	2005	2006
Number of Customer Accounts	15	15	21	31
Loans Outstanding per Account	1,908	2,014	2,163	2,143

NEW ACCOUNTS

(Thousands)


20
15
10
5
0
03 04 05 06

(Thousands)

	2003	2004	2005	2006
New Accounts	2	4	9	15

AVERAGE INTEREST RATE

(%)


30
20
10
0
03 04 05 06

(%)

	2003	2004	2005	2006
Average Interest Rate	28.1	27.4	27.2	25.4

RATIO OF BAD DEBT CHARGE-OFFS

(%)


6
5
4
3
2
1
0
03 04 05 06

(%)

	2003	2004	2005	2006
Ratio of Bad Debt Charge-offs	5.0	1.6	1.6	1.9

Consolidated Results of Operations

As of March 31, 2006, the outstanding amount of loans at AIFUL and its 13 consolidated subsidiaries totaled ¥2,232,418 million (US$19,080 million), an increase of ¥137,216 million, or 6.5%, compared with one year earlier. AIFUL adopted a policy of raising the volume of loans to highly creditworthy customers as Japan's economic recovery continued. In addition, growth continued in the outstanding balance of loans at LIFE, BUSINEXT and other AIFUL Group companies. This increase was also the result of the inclusion of loans totaling ¥7,325 million (US$63 million) at Passkey Co., Ltd., a consumer finance company acquired in March 2005.

Unsecured loans increased ¥86,087 million, or 5.3%, to ¥1,708,119 million (US$14,599 million), home equity loans (secured loans) increased ¥4,811 million, or 1.4%, to ¥357,025 million (US$3,051 million), and small business loans increased ¥46,318 million, or 38.3%, to ¥167,273 million (US$1,430 million). Installment accounts receivable, mainly representing purchases using credit cards and per-item credit, increased ¥8,193 million, or 3.0%, to ¥285,042 million (US$2,436 million). Loan guarantees increased ¥12,360 million, or 8.7%, to ¥153,767 million (US$1,314 million) as AIFUL and LIFE worked hard on expanding this business. Other receivables increased ¥2,923 million, or 15.8%, to ¥21,452 million (US$183 million). The above figures include ¥183,861 million (US$1,571 million) of receivables, the total of ¥108,400 million (US$926 million) of loans and ¥75,460 million (US$645 million) of installment accounts receivable, that are not on the balance sheet because of their securitization and sale.

Earnings and Expenses

In fiscal 2005, the year ended March 31, 2006, total income increased ¥28,081 million, or 5.4%, to ¥548,818 million (US$4,691 million). Interest on loans was ¥491,358 million (US$4,200 million), or 89.5% of total income. Interest on credit card shopping loans and interest on per-item shopping loans increased 10.1% to ¥28,951 million (US$247 million) and interest on loan guarantees increased 22.3% to ¥8,668 million (US$74 million). Other income declined 15.5% to ¥10,534 million (US$90 million).

The growth in total income was attributable in part to an increase of ¥3,012 million, or 0.9%, in interest on loans at AIFUL to ¥333,541 million (US$2,851 million) and an increase of ¥10,279 million, or 8.4%, in total income at LIFE to ¥132,251 million (US$1,130 million). Growth in total income at LIFE was the result of increases of ¥6,587 million, or 7.9%, to ¥90,200 million (US$771 million) in interest on loans and ¥2,647 million, or 10.1%, in installment income to ¥28,914 million (US$247 million). The contribution to total income of small business loans continued to grow. Interest on these loans increased ¥3,184 million, or 58.7%, to ¥8,611 million (US$74 million) at BUSINEXT and ¥4,396 million, or 46.7%, to ¥13,808 million (US$118 million) at City's.

Total expenses increased ¥44,750 million, or 11.4%, to ¥436,045 million (US$3,727 million).

Charge-offs and provision for doubtful loans and receivables and claims in bankruptcy increased ¥10,581 million, or 6.8%, to ¥166,047 million (US$1,419 million). The increase in expenses for doubtful loans and receivables and claims in bankruptcy was due mainly to an increase in the allowance


TOTAL RECEIVABLES OUTSTANDING
(Millions of yen)
3,000,000
2,000,000
1,000,000
0
02 03 04 05 06


TOTAL INCOME / TOTAL EXPENSES
(Millions of yen)
600,000
400,000
200,000
0
02 03 04 05 06
Total Income
Total Expenses


NET INCOME / ROE
(Millions of yen / %)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
02 03 04 05 06
Net Income
ROE

for bad debts as the amount of loans abandoned increased due to lawyer-assisted claims for interest refunds and other claims. To prepare for future claims for interest refunds, we established an additional allowance of ¥21,074 million (US$180 million) for provision for loss on interest refunds in compliance with the "Guidelines for Audits of Consumer Finance Companies" issued by the Japanese Institute of Certified Public Accountants. In addition to the above item, we established ¥13,109 million (US$112 million) as a reserve for loss on interest refunds based on consultations with our independent auditor.

Due to these items, income before income taxes and minority interests declined ¥16,669 million, or 12.9%, to ¥112,773 million (US$964 million).

Income taxes decreased ¥7,640 million, or 14.4%, to ¥45,375 million (US$388 million). Minority interests in net income increased ¥867 million, or 123.2%, to ¥1,571 million (US$13 million), primarily the result of the increase in income before income taxes at BUSINEXT.

As a result, net income declined ¥9,896 million, or 13.1%, to ¥65,827 million (US$563 million). The ROA decreased from 3.1% to 2.5% and the ROE decreased from 13.0% to 10.1%.

Including the effect of the 1-to-1.5 stock split that was conducted on May 23, 2005, basic net income per common share decreased from ¥800.36 to ¥464.84 (US$3.97). Based on the number of shares outstanding following this split, basic net income per common share for the fiscal year ended March 2005 was ¥533.57 ($4.56). Diluted net income per common share for the fiscal year ended March 2006 was ¥464.69 (US$3.97).


EPS
(Yen)
600
400
200
0
02
03
04
05
06

Performance by Loan Category

(For further details, see the Segment Information section of individual Group firms)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)

	2005	2006	% of change
Unsecured loans	1,622,032	1,708,119	5.3%
Home equity loans	352,214	357,025	1.4%
Small business loans	120,956	167,274	38.3%
Credit card shopping loans	79,623	101,135	27.0%
Per-item shopping loans	206,348	183,907	–5.8%
Loan guarantees	141,407	153,767	8.7%

INCOME

(Millions of yen)

	2005	2006	% of change
Unsecured loans	387,839	405,308	4.4%
Home equity loans	56,531	56,144	–0.7%
Small business loans	22,059	29,904	35.6%
Credit card shopping loans	9,091	11,275	24.0%
Per-item shopping loans	17,201	17,676	2.8%
Loan guarantees	7,088	8,668	22.3%

Unsecured Loans

Consolidated unsecured loans represent unsecured loans at AIFUL, the credit card cash advances and Cash Plaza operations of LIFE, the unsecured loans of TRYTO CORPORATION, which operates primarily in western Japan, the unsecured loans of Wide, which operates mainly in eastern Japan, TCM Co., Ltd., which operates mainly in Nagano Prefecture, and Passkey Co., Ltd., which operates in Hokkaido.

Outstanding unsecured loans increased ¥86,087 million, or 5.3%, to ¥1,708,119 million (US$14,599 million). This was mainly attributable to an increase in the average loan per account at AIFUL as the Company actively extended loans to highly creditworthy customers, an increase in the number of accounts at TRYTO and Wide, and the addition of ¥7,325 million in outstanding unsecured loans resulting from the March 2005 acquisition of Passkey. The interest rate on unsecured loans decreased 0.7 of a percentage point to 24.4% reflecting preferential interest rates offered to highly creditworthy borrowers. Interest on unsecured loans increased ¥17,469 million, or 4.4%, to ¥405,308 million (US$3,464 million).

Furthermore, id Credit Corporation and Net One Club Corporation, both of which specialize in providing unsecured consumer loans via the Internet, started operations on February 14, 2006. To hold down their expenses, these two companies have no branch offices and a limited number of employees.

Home Equity Loans (Secured Loans)

These loans mainly represent the home equity loan business of AIFUL, LIFE, Wide, TRYTO, City's and BUSINEXT. By using these different sales channels, the AIFUL Group has a marketing framework capable of targeting a broad spectrum of customer segments.

Outstanding secured loans increased ¥4,811 million, or 1.4%, to ¥357,025 million (US$3,051 million). This was primarily the result of growth at subsidiaries. The interest rate on home equity loans decreased 0.4 of a percentage point to 15.8% and interest income decreased ¥387 million, or 0.7%, to ¥56,144 million (US$480 million).

Small Business Loans

Small business loans are extended by BUSINEXT and City's, which specialize in this business, and by AIFUL. Outstanding loans increased ¥46,318 million, or 38.3%, to ¥167,274 million (US$1,430 million). There was substantial growth in loans at BUSINEXT, which began using an upgraded corporate scoring system, and at City's, which opened more offices, mostly in large cities. AIFUL also recorded a steady increase in outstanding business loans. Reflecting in part the introduction by City's of the Super Business Loan, a moderate-risk product with a lower interest rate, the interest rate on small business loans decreased 0.6 of a percentage point to 20.9% Interest income increased ¥7,845 million, or 35.6%, to ¥29,904 million (US$258 million).

Credit Card Shopping Loans

Credit card shopping loans mainly represent the credit card business of LIFE. During fiscal 2005, LIFE achieved an increase of 1.13 million, or 9.4%, to 13.09 million in active cardholder accounts. As in previous years, tie-up cards, which account for about 90% of all credit cards issued by LIFE, drove the growth in the outstanding balance of credit card shopping loans at LIFE.

Outstanding loans increased ¥21,512 million, or 27.0%, to ¥101,135 million (US$864 million) because of growth in the number of cardholders and the card utilization rate. The interest rate on credit card shopping loans increased 0.4 of a percentage point to 12.8% and interest income increased ¥2,184 million, or 24.0%, to ¥11,275 million (US$96 million).

Per-item Shopping Loans

LIFE accounts for almost all consolidated per-item shopping loans. The shopping loan market is shrinking as *shinpan* companies withdraw from this business. In addition, LIFE continues to take actions aimed at preserving the quality of its loans by applying stricter credit standards for retailers.

Outstanding loans decreased ¥13,319 million, or 6.8%, to ¥183,907 million (US$1,571 million) as LIFE established stricter credit standards for retailers. The interest rate on per-item shopping loans was unchanged at 9.0% and interest income increased ¥475 million, or 2.8%, to ¥17,676 million (US$151 million).

Loan Guarantees

Consolidated loan guarantees represent the loan guarantee businesses of AIFUL and LIFE. The principal products at AIFUL are guarantees through loan guarantee agreements for unsecured loans extended to individuals and businesses by financial institutions, mainly regional banks and credit cooperatives. Guarantees for unsecured personal loans account for most of the guarantees at LIFE.

The volume of loans guaranteed increased ¥12,360 million, or 8.7%, to ¥153,767 million (US$1,314 million) as of March 31, 2006. Guarantees at AIFUL increased ¥19,133 million, or 44.3%, to ¥62,314 million (US$533 million) and guarantees of consumer loans increased ¥6,229 million, or 17.7%, to ¥41,496 million (US$355 million). The number of consumer loan guarantees agreements with banks increased by 3 to 44. Guarantees of small business loans increased ¥12,905 million, or 163.1%, to ¥20,817 million (US$178 million) as a result of aggressive actions to enlarge this business, including an increase to 57, 25 more than one year earlier, in the number of small business loan guarantee agreements with banks. At LIFE, the balance of loan guarantees decreased ¥2,849 million, or 4.4%, to ¥62,456 million (US$534 million) as this company continued to terminate low-margin bank loan guarantees while increasing the number of more profitable agreements. The interest rate improved 0.7 of a percentage point to 5.9%. Loan guarantee fees increased ¥1,580 million, or 22.3%, to ¥8,668 million (US$74 million), reflecting the rising volume of loan guarantees for both consumer loans and small business loans at AIFUL and a steady shift to a more profitable portfolio of loan guarantees at LIFE.

Net Interest Margin

The net interest margin is the difference between the interest rate on loans and the sum of procurement cost, credit costs (including reserves) and other expenses as a percentage of the average outstanding loan balance.

The net interest margin declined 0.7 of a percentage point to 4.8%. This was mainly the result of an increase in interest repayments, the establishment of an allowance for possible interest repayments and the consistently high level of credit costs.

(%)

	2002	2003	2004	2005	2006
Interest on loans	21.1	21.4	21.1	21.2	21.2
Fund procurement	2.1	1.9	1.8	1.7	1.5
Credit costs (including reserves)	4.7	6.4	7.0	6.3	6.4
Other expenses	8.4	7.6	7.3	7.7	8.5
Net margin	5.8	5.5	5.0	5.5	4.8

Financial Position

Total assets as of March 31, 2006 were ¥2,790,969 million (US$23,854 million), ¥216,683 million, or 8.4%, higher than one year earlier.

Current assets increased ¥221,895 million, or 9.2%, to ¥2,633,015 million (US$22,504 million). Much of this increase was due to a ¥128,395 million, or 6.4%, increase in loans to ¥2,124,017 million (US$18,154 million). This includes loans of ¥7,325 million (US$63 million) at Passkey, which was acquired in March 2005. In addition, growth in loans continued at other group companies. Loans at AIFUL increased 2.8% to ¥1,512,717 million (US$12,929 million), loans at LIFE increased 7.4% to ¥394,776 million (US$3,374 million), loans at BUSINEXT increased 53.5% to ¥73,110 million (US$625 million), and loans at City's increased 48.6% to ¥67,857 million (US$580 million).

Installment accounts receivable increased ¥17,179 million, or 8.9%, to ¥209,581 million (US$1,791 million), the result of steady growth in these receivables at LIFE. Aggressive marketing initiatives to increase bank loan guarantees resulted in an increase of ¥12,360 million, or 8.7%, in loan guarantees to ¥153,767 million (US$1,314 million).

Property and equipment increased ¥5,424 million, or 11.2%, to ¥53,677 million (US$459 million). Investments and other assets decreased ¥10,637 million, or 9.3%, to ¥104,277 million (US$891 million). This was due mainly to a decrease of ¥1,087 million (US$9 million), or 97.9%, in long-term loans and a ¥1,383 million (US$12 million), or 32.3%, decrease in deferred tax assets.

Current liabilities increased ¥88,353 million, or 10.3%, to ¥947,218 million (US$8,096 million) and long-term liabilities increased ¥62,409 million, or 5.7%, to ¥1,155,092 million (US$9,873 million). To fund the growth in loans and installment accounts receivable at AIFUL and LIFE as well as the acquisition of Passkey, the sum of loans, commercial paper, bonds and other funds procured increased 7.1% to ¥1,792,746 million (US$15,323 million).

Total shareholders' equity increased ¥64,341 million, or 10.4%, to ¥681,694 million (US$5,826 million), mainly a reflection of higher retained earnings. The shareholders' equity ratio increased 0.4 of a percentage point from 24.0% to 24.4% as of March 31, 2006.



TOTAL ASSETS / ROA
(Millions of yen / %)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA



TOTAL SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO
(Millions of yen / %)
800,000
600,000
400,000
200,000
0
30
20
10
0
02 03 04 05 06
Total Shareholders' Equity
Shareholders' Equity Ratio

Bad Debts

Bad debt charge-offs increased ¥4,503 million, or 3.1%, to ¥149,830 million (US$1,281 million). The allowance for bad debts increased ¥12,232 million, or 7.7%, to ¥171,715 million (US$1,468 million). The increases in bad debt charge-offs and the allowance for bad debts are due to abandonment of claims as a result of legal debt reorganization actions, including lawsuits by lawyers, an increase in the provision for bad debts and growth in receivables at group companies. The ratio of bad debt charge-offs declined by 0.17 of a percentage point from 5.76% to 5.59% mainly because of an improvement in the operating environment, including a decline in the number of personal bankruptcies in Japan.

(Millions of yen)

	2004	2005	2006
Bad debt charge-offs	137,172	145,327	**149,830**
Ratio of bad debt charge-offs (%)	5.97	5.76	**5.59**
Allowance for bad debts	145,757	159,483	**171,715**

Investment Securities

As of March 31, 2006, investment securities increased ¥8,626 million, or 35.8%, to ¥32,742 million (US$280 million). Of these investment securities, securities valued at market were ¥26,728 million, including net unrealized gains of ¥18,209 million. On a purchase cost basis, investment securities declined ¥202 million to ¥8,552 million.

Goodwill, net

As of March 31, 2006, goodwill, net was ¥9,273 million (US$79 million), which was ¥1,734 million, or 15.8%, less than one year earlier. The basic policy is to amortize goodwill associated with the acquisition of companies using the straight-line method over a ten-year period. This expense is included in depreciation and amortization in the income statement. The amortization of goodwill totaled ¥2,055 million, the sum of ¥824 million for LIFE, ¥434 million for TRYTO (formerly Sinwa), ¥249 million for City's and ¥437 million for Wide, which was acquired in June 2004. Goodwill of ¥320 million resulting from the March 2006 acquisition of Passkey was written off in a lump-sum during fiscal 2006.

Beginning with the fiscal year ending in March 2007, AIFUL plans to amortize goodwill as follows:

SCHEDULE FOR AMORTIZATION OF GOODWILL

(Millions of yen)

(Acquisition period) (Millions of yen) Figures=Goodwill when acquired (est.)	Change during fiscal year Balance at end of fiscal year	2005	2006	2007 (Plan)	2008 (Plan)	2009 (Plan)
TRYTO (formerly Sinwa) (June 2000)	Normal amortization	434	434	434	434	434
4,347	Year-end balance	2,173	1,739	1,304	869	434
LIFE (March 2001)	Normal amortization	824	824	824	824	824
32,861	One-off amortization	3,830	–	–	–	–
	Total	4,654	824	824	824	824
	Year-end balance	4,945	4,120	3,296	2,472	1,648
City's (October 2002)	Normal amortization	249	249	249	249	249
2,493	Year-end balance	1,870	1,620	1,371	1,122	872
NFP (March 2004)	Normal amortization	–217	–217	–217	–217	–217
–2,176	Year-end balance	–1,959	–1,741	–1,523	–1,306	–1,088
Wide (June 2004)	Normal amortization	437	437	437	437	437
4,378	Year-end balance	3,940	3,502	3,065	2,627	2,189
TCM (February 2005)	Normal amortization	205	–	–	–	–
205	Year-end balance	0	–	–	–	–
Passkey (March 2005)	Normal amortization	–	320	–	–	–
320	Year-end balance	–	0	–	–	–
Total	Total amortization	5,770	2,055	1,734	1,734	1,734
	Total year-end balance	11,007	9,273	7,538	5,803	4,068

Liquidity and Capital Resources

Fund Procurement Policy

The AIFUL Group uses a variety of fund procurement methods and sources in order to procure funds in a manner that is stable and holds down expenses. The Group adjusts the composition of funds procured as required to match changes in the financial environment while monitoring interest rate, liquidity and other forms of market risk.

Interest Rate Hedges

To minimize exposure to risks associated with interest rate movements, AIFUL Group has a policy of using interest rate swaps, caps and other methods to apply fixed interest rates to about 80% of all funds procured. As of March 31, 2006, fixed-rate loans accounted for 48% of funds procured. However, the effective fixed-rate percentage is 77% after accounting for interest rate caps and swaps, thus significantly reducing the Group's exposure to the effects of interest rate fluctuations.

Preservation of Liquidity

To preserve adequate liquidity on a non-consolidated basis, AIFUL maintains an amount equal to at least half of short-term funds procured, including the current portion of long-term debt, in the form of cash, deposits and credit facilities. As of March 31, 2006, credit facilities amounted to ¥230 billion on a non-consolidated basis. With a ¥50 billion credit facility at LIFE, the consolidated credit facility is ¥280 billion. Regarding direct and indirect procurement methods, the Group uses long-term repayment schedules for loans and spreads out its repayment deadlines.

SHORT- AND LONG-TERM BORROWINGS

(Millions of yen)

	2004	2005	2006
Short-term borrowings	61,834	71,695	138,200
Borrowings	56,834	71,695	113,200
Commercial paper	5,000	–	25,000
Long-term borrowings	1,673,567	1,793,712	1,850,276
Borrowings	917,929	1,051,380	1,015,704
Straight bonds	455,000	478,890	510,500
Asset-backed securities	300,637	263,441	324,070

Fund Procurement and Diversification

The Japanese government's low-interest-rate policy continues to create an environment conducive to the smooth procurement of funds. From the standpoints of the stability and cost of fund procurement, the Group's target is to use direct (financial market) procurement for 50% of funds and indirect procurement (loans) for the remainder. As of March 31, 2006, direct procurement accounted for 43.7% of non-consolidated funds procured and 43.2% of consolidated funds procured. The Group employs a variety of fund-raising methods, including loans, syndicated loans, bonds, commercial paper, the sale of asset-backed securities, and other means. Fund procurement channels were further diversified with the sale in February 2005 and August 2005 of US$500 million (total of US$1,000 million) of U.S. dollar-denominated unsecured bonds with a maturity of five years.

Cash Flows

Net cash used in operating activities decreased from ¥63,409 million to ¥25,944 million (US$222 million). Income before income taxes and minority interests declined to ¥112,773 million (US$964 million), but cash was used mainly to fund the increase in loans and increase in installment accounts receivable. Net cash used in investing activities increased from ¥11,211 million to ¥60,019 million (US$513 million). This was due mainly to the increase in loans. Net cash provided by financing activities increased from ¥80,318 million to ¥111,186 million (US$950 million) because proceeds from long-term debt and short-term borrowings exceeded repayments.

The net result of these cash flows was a ¥25,412 million increase in cash and cash equivalents to ¥134,377 million (US$1,149 million).

AVERAGE RATE OF BORROWINGS



(%)
4
3
2
1
0
02
03
04
05
06

ROA, ROE and Shareholders' Equity

As of March 31, 2006, AIFUL's non-consolidated shareholders' equity ratio was 28.7% and the asset-equity ratio was 3.5. The non-consolidated ROA was 2.4% and the ROE was 8.3%.

At LIFE, the shareholders' equity ratio (managed asset basis) was 15.8%, the asset-equity ratio about 6.3, the ROA 1.7% and the ROE 11.3%.

On a consolidated basis, the shareholders' equity ratio was 24.4%, the asset-equity ratio 4.1, the ROA 2.5% and the ROE 10.1%.

Although AIFUL is highly profitable on a non-consolidated basis, the company receives demands from rating agencies for a higher equity ratio because of the poor public image of the consumer finance business in Japan. Credit card companies, on the other hand, do not have this image problem, and are thus not asked to maintain high equity ratios. Consequently, the Group's fundamental capital policy and financial strategy are to increase the consolidated ROE in order to use capital more productively.

Unsecured consumer loans have a higher profit margin than any other category of retail financial services. However, the growth potential of this market is limited. By using LIFE to expand in the credit card business and enlarging the small business loan business, the AIFUL Group is both increasing operating assets and returns on capital.

ROE (CONSOLIDATED / NON-CONSOLIDATED)



(%)
15
10
5
0
02 03 04 05 06
Consolidated
Non-consolidated

Dividend Policy

At the annual meeting held on June 27, 2006, shareholders approved a resolution to pay a year-end ordinary dividend of ¥30 per share, applicable to the fiscal year ended March 31, 2006. As an interim dividend per share of ¥30 has been paid, this resulted in an annual dividend of ¥60 per share applicable to fiscal 2005.

The fundamental dividend policy of AIFUL is to aggressively and continuously return earnings to shareholders based on operating results as well as economic and financial trends. In accordance with this policy, AIFUL aims to return earnings to shareholders and maximize shareholder value by sustaining earnings growth over the medium to long term.

Retained earnings are used to fund loans as well as investments required by growth strategies to enlarge the entire Group's base of operations. The Group will reinvest retained earnings to meet the expectations of shareholders by improving operating results and raising efficiency. A 1-to-1.5 stock split was conducted on May 23, 2005. The dividend payout ratio was 16.9%.

Non-consolidated Results of Operations

AIFUL Corporation

Overview

Loans outstanding increased steadily at AIFUL during fiscal 2005 as the company continued to pursue a diversification strategy centered on unsecured loans, home equity loans, and small business loans to meet a broader range of customer needs. To diversify channels for attracting customers, AIFUL expanded the loan guarantees business through alliances with banks and other partners, strengthened the internet cash advance service, installed in large numbers the *Suguwaza* terminal for simplified loan applications, and took other steps to improve customer convenience.

Loans outstanding at AIFUL increased 2.8% to ¥1,512,717 million (US$12,929 million). The number of customer accounts decreased 1.2% to 2,187 thousand, a reflection of a decrease in new customers. The average loan per account, however, increased 4.1% to ¥692 thousand (US$5,906).

Total income at AIFUL increased ¥3,776 million, or 1.1%, to ¥350,933 million (US$2,999 million) during fiscal 2005. This was mainly due to steady loan growth, as interest on loans increased ¥3,012 million, or 0.9%, to ¥333,541 million (US$2,851 million), while interest on loan guarantees increased ¥1,383 million, or 45.4%, to ¥4,426 million.

Outstanding unsecured loans increased 3.6% to ¥1,133,083 million (US$9,684 million) and interest on these loans increased 1.1% to ¥269,986 million. Outstanding home equity loans declined 1.2% to ¥341,153 million and the accompanying interest declined 2.4% to ¥54,560 million. Outstanding small business loans increased 16.9% to ¥38,481 million and interest increased 16.5% to ¥8,995 million.

Total expenses increased ¥32,763 million, or 14.0%, to ¥267,154 million (US$2,283 million). The increase was primarily the result of a 6.3% increase in charge-offs and provision for doubtful loans and claims in bankruptcy to ¥103,520 million (US$885 million). This was a reflection of the increasing use of legal means, including actions by attorneys, to reorganize liabilities despite a year-on-year decline in personal bankruptcies in Japan that has now continued for 31 months since November 2003. Another cause of the higher expenses was a new provision for loss on interest refunds of ¥17,020 million (US$145 million). Furthermore, upon consultation with the company's independent auditor, AIFUL recorded loss on interest refunds of ¥10,603 million (US$91 million) as expenses in fiscal 2005.

Income before income taxes decreased 25.7% to ¥83,779 million (US$716 million). Income taxes decreased 26.5% to ¥33,397 million (US$285 million), including an adjustment for the adoption of tax effect accounting.

The result was a 25.1% decrease in net income to ¥50,382 million (US$431 million).

The amount per common share declined 50.0% from ¥474.13 in fiscal 2004 to ¥355.77 (US$3.04) in fiscal 2005. ROA declined from 3.4% to 2.4%, and ROE declined from 12.2% to 8.3%.

Segment Information

Unsecured Loans

In fiscal 2005, the number of new loan applications decreased 3.9% to 520 thousand and the number of new loans decreased 1.6% to 338 thousand. New loans in the second half of the fiscal year, however, increased 4.9% to 174 thousand, indicating a slight recovery in an increasingly competitive market that has been in continuous decline since fiscal 2002. To meet a broader range of customer needs, AIFUL eased its credit standards in line with the general economic recovery. As a result, the annual acceptance ratio, which is new loans divided by new loan applications, rose by 1.5 percentage points to 64.9%.

Due to the need to offer lower interest rates to capture business from creditworthy customers, a highly competitive market segment, and to the rising share of larger loans, the average yield on unsecured loans decreased 0.3 of a percentage point to 24.2%. The average loan per account increased 5.3% to ¥551 thousand due to higher loan balances held by creditworthy customers.

Total unsecured loans outstanding increased 3.6% to ¥1,133,083 (US$9,684 million) and the number of unsecured loan accounts as of March 31, 2006 was 2,058 thousand, a decline of 1.6%.

Home Equity Loans (Secured Loans)

New home equity loan customers are mainly individuals who want to convert existing unsecured loans. A year-on-year decline in the number of unsecured loans severely impacted home equity loans, bringing down applications by 4.7% to 29 thousand and reducing the number of new customers by 0.6% to 23 thousand. AIFUL continued to adhere to a lending policy that stresses safety. For example, about 49% of home equity loans to new customers are first mortgages and more than 70% of new loans are limited to no more than 75%



TOTAL INCOME /TOTAL EXPENSES (AIFUL)
(Millions of yen)
400,000
300,000
200,000
100,000
0
02 03 04 05 06
Total Income
Total Expenses (AIFUL)



NET INCOME / ROE (AIFUL)
(Millions of yen / %)
80,000
60,000
40,000
20,000
0
20
15
5
0
02 03 04 05 06
Net Income
ROE



EPS (AIFUL)
(Yen)
600
400
200
0
02 03 04 05 06

of appraised collateral value. Compared with new entrants to the home equity loan market, including foreign companies, AIFUL is far superior in terms of training employees to sell secured loans, property appraisal skills gained over many years, the head office credit investigation infrastructure, and other aspects of operations.

The average yield on home equity loans decreased 0.4 of a percentage point to 15.9% and the average loan per account decreased 4.1% to ¥3,355 thousand (US$31,355).

As a result, outstanding home equity loans as of March 31, 2006 were ¥341,153 million (US$2,916 million), 1.2% less than one year earlier. The number of accounts increased 3.1% to 102 thousand.

Small Business Loans

Small business loans are the third major business of AIFUL, along with unsecured loans and home equity loans. AIFUL extends loans mainly to individuals who operate businesses. The average loan per account is a comparatively low ¥1,385 thousand (US$11,838). AIFUL offers several types of loans to meet the fundraising needs of small businesses. Business loans include the traditional business loan with guarantor, which allows businesses to obtain supplementary financing, and loans for creditworthy small businesses that require no collateral or guarantees.

In fiscal 2005, new applications decreased 2.5% to 21 thousand and new loans increased 2.2% to 9 thousand. As of March 31, 2006, outstanding small business loans amounted to ¥38,481 million (US$329 million), 16.9% more than one year earlier. The number of accounts increased 11.7% to 28 thousand and the average yield declined by 0.2 of a percentage point to 25.2%.

Loan Guarantees

In the loan guarantees business, AIFUL receives fees for screening loans extended by banks to individuals and small businesses, as well as for monitoring these loans after they have been extended. As of March 31, 2006, AIFUL had guarantees for loans totaling ¥62,314 million (US$533 million), an increase of ¥19,134 million, or 44.3% over one year earlier. There were consumer loan guarantee agreements with 44 financial institutions and loan guarantees totaled ¥41,496 million (US$355 million), an increase of 17.7% over one year earlier. Regarding small business loan guarantees, a sector where AIFUL has been aggressively expanding, there were agreements with 57 financial institutions and loan guarantees totaled ¥20,817 million (US$178 million), an increase of 163.1% over one year earlier.

Financial Condition

Total assets increased ¥127,756 million, or 6.2%, to ¥2,204,483 million (US$18,842 million) as of March 31, 2006. Current assets increased ¥127,693 million, or 8.3%, to ¥1,674,921 million (US$14,316 million), property and equipment increased ¥6,440 million, or 22.6%, to ¥34,935 million (US$299 million), and investment and other assets decreased ¥6,377 million, or 1.3%, to ¥494,627 million (US$4,228 million).

The major reasons for the growth in current assets were an increase of ¥18,559 million, or 27.5%, in cash and cash equivalents to ¥86,016 million (US$735 million), and an increase of ¥40,950 million, or 2.8%, in loans to ¥1,512,717 million (US$12,929 million). Another reason is loan guarantees agreements with financial institutions, which have been newly included in the balance sheet as liability for acceptance and guarantees. Moreover, allowance for losses on interest refunds

LOANS OUTSTANDING (AIFUL)
(Millions of yen)


2,000,000
1,500,000
1,000,000
500,000
0
02
03
04
05
06

NUMBER OF ACCOUNTS (AIFUL)
(Thousands)


2,500
2,000
1,500
1,000
500
0
02
03
04
05
06

TOTAL ASSETS / ROA (AIFUL)
(Millions of yen / %)


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02
03
04
05
06
Total Assets
ROA

has been newly included in the deferred tax assets, resulting in an increase in this item of ¥8,298 million to ¥16,502 million (US$141 million).

Current liabilities increased ¥39,680 million, or 7.3%, to ¥581,145 million (US$4,967 million) and long-term liabilities increased ¥39,467 million, or 4.2%, to ¥990,421 million (US$8,465 million). The main reasons for the increase in liabilities were the increase of ¥48,946 million, or 3.5%, to ¥1,437,561 million (US$12,287 million) in short-term borrowings, the current portion of long-term debt, and long-term debt in line with the increase in loans, and the newly established allowance for losses on interest refunds, which totaled ¥17,020 million (US$145 million).

Shareholders' equity increased ¥48,609 million, or 8.3%, to ¥632,917 million (US$5,410 million). The shareholders' equity ratio remained the same as in fiscal 2004, at 28.7%.

Bad Debts

Bad debts increased ¥17,574 million, or 13.7%, to ¥146.236 million (US$1,250 million).

As part of the company's compliance efforts, AIFUL, in October 2005, ceased its practice of making visits to customers with nonperforming debts to request debt repayment, and is now centralizing this debt repayment business at its contact

BAD DEBT

(Millions of yen)

	2004	2005	2006
Loans in legal bankruptcy	26,108	28,145	**30,309**
Nonaccrual loans	42,141	48,221	**63,877**
Accruing loans contractually past due three months or more as to principal or interest payments	12,376	12,101	**15,667**
Restructured loans	37,260	40,196	**36,383**
Total	117,885	128,663	**146,236**

TOTAL SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO (AIFUL)

(Millions of yen / %)



800,000
600,000
400,000
200,000
0
30
20
10
0
02
03
04
05
06
Total Shareholders' Equity
Shareholders' Equity Ratio

centers. The accompanying review of internal debt maturity control systems has resulted in a temporary increase in bad debts (mainly nonperforming loans).

(Millions of yen)

	2004	2005	2006
Allowance for bad debt at beginning of fiscal year	70,479	81,693	**81,928**
Bad debt charge-offs	90,998	90,316	**91,890**
Direct charge-offs	9,352	9,549	**11,494**
Allowance for bad debt	99,871	87,835	**92,025**
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	109,221	97,385	**103,520**

Bad debt charge-offs increased ¥1,574 million, or 1.7%, to ¥91,890 million (US$785 million), charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy increased ¥6,135 million, or 6.3%, to ¥103,520 million (US$885 million), and allowance for doubtful loans (current assets) as of March 31, 2006 was ¥85,659 million (US$732 million).

Charge-off expenses that surpass the allowance for bad debt at the beginning of the fiscal year are recognized as direct charge-offs in the income statement. Since the allowance for bad debt included in the income statement is reserved for bad debts that may occur in the next fiscal year, the total of direct charge-offs and allowance for bad debt is the cost of bad debt for fiscal 2005, and therefore has an effect on business performance.

AIFUL has three categories of bad debt charge-off timetables. Receivables from bankrupt borrowers are charged off immediately, receivables from borrowers who have disappeared or died are written off after six months, and receivables from borrowers who cannot service their loans are written off after one year. For unsecured loan charge-offs, bankruptcy decreased 1.9 percentage points to 38.9% of all charge-offs, borrowers who have disappeared or died accounted for 26.0% of all charge-offs, a decrease of 3.4 percentage points, and borrowers who cannot service their loans (including interventions by lawyers) increased 5.3 percentage points to 35.1% of all charge-offs. Although the recent trend toward fewer individual bankruptcies has resulted in proportionately fewer charge-offs due to bankruptcies or to borrowers who have disappeared or died, this decline has been more than offset by the rise in debt reorganizations due to lawyer interventions, and it is the main reason that the increase in debt charge-offs is holding total bad debt at a high level.

(%)

	2005	2006	% of change
Bankrupt	40.8	**38.9**	−1.9
Disappeared or died	29.4	**26.0**	−3.4
Nonperforming	29.8	**35.1**	5.3

LIFE Co., Ltd.

Overview (Managed Asset Basis)

LIFE is engaged in a number of highly profitable businesses, including credit card shopping, credit card cash advances and consumer loans. The company is gradually withdrawing from auto loans, housing loans and other low-margin businesses to build a more profitable portfolio of receivables. The effectiveness of this strategy has been proven by a consistent improvement in LIFE's performance.

As of March 31, 2006, total receivables outstanding were ¥779,560 million (US$6,663 million), an increase of ¥28,007 million, or 3.7%, compared with one year earlier. In the highly profitable businesses where LIFE is actively expanding, credit card shopping receivables increased ¥21,511 million, or 27.0%, to ¥101,134 million (US$864 million), credit card cash advances increased ¥11,503 million, or 5.5%, to ¥220,803 million (US$864 million), and unsecured loans (Cash Plaza) receivables increased ¥15,626 million, or 9.9%, to ¥173,257 million (US$1,481 million). Also, in an effort to boost asset quality, LIFE conducted a thorough review of member stores in certain sectors of the per-item shopping loan business, and cancelled contracts with some member stores. As a result, per-item shopping loans decreased ¥14,046 million, or 6.8%, to ¥192,198 million (US$1,643 million).

LIFE continued to make progress in reducing the scale of low-margin businesses that are being discontinued, with partner loan receivables being reduced by ¥379 million, or 31.8%, to ¥814 million (US$11 million) and housing loan receivables declining by ¥3,547 million, or 11.2%, to ¥28,178 million (US$241 million).

As a result, operating revenue increased ¥10,055 million, or 8.1%, to ¥133,936 million (US$1,145 million) and net income was ¥14,028 million (US$120 million), an increase of 31.4%.

Segment Information

Credit Cards

As the credit card business is the most important element of LIFE's operations, efforts continued to focus on increasing the number of cardholders, which represent the operating base for this business. In a move to increase the number of member stores, LIFE joined with THE HIGASHI-NIPPON BANK, LIMITED in July 2005, and in August with Image Co. Ltd., a major telemarketing company listed on the First Section of the Tokyo Stock Exchange, to issue the new Bank Alliance Card, a combination cash card and credit card. In addition, LIFE provided support to existing alliance partners, resulting in growth in cardholders at apparel retailer Aoyama Capital Co., Ltd., consumer electronics retailer DEODEO Corporation, EIDEN Co., Ltd., home improvement center operator Komeri Co., Ltd., and other companies. New credit cards issued totaled 2,311 thousand, an increase of 10.7%, as LIFE again kept new card issues above the 2 million level. The LIFE Proper Card has been aggressively promoted since the April 2004 introduction of a new visual identity along with high-profile new advertising and cardholder sign-up campaigns. During fiscal 2005, 233 thousand cards were issued to new customers, raising the number of LIFE Proper Card holders to 1,820 thousand as of March 31, 2006. As a result, the total number of credit card holders increased 1,180 thousand, or 9.9%, to 13,096 thousand.

Card utilization rates have been steadily rising due to increased use of credit cards to pay monthly mobile phone or utility bills, the issuance of a large number of ETC cards, as well as a successful campaign to boost the LIFE card brand image and attractive point programs that have brought in large numbers of new cardholders. In fiscal 2005, the card utilization rate rose 0.6 of a percentage point over one year earlier, to 26.5%.

Due to the increase in cardholders and to the rise in card utilization rates, the credit card shopping loans increased 26.2% to ¥470,896 million (US$4,028 million) and credit card cashing loans increased 5.0% to ¥235,378 million (US$2,018 million). The balance of installment receivables increased 27.0% to ¥101,134 million (US$864 million) for credit card shopping and increased 5.5% to ¥220,803 million (US$1,887 million) for loans (cash advances). The average yield on shopping receivables increased 0.2 of a percentage point to 12.0% and the average yield on cash advance receivables was at 23.4%, the same as one year earlier.

Per-item Shopping Loans

The volume of transactions decreased ¥33,841 million, or 21.7%, to ¥121,911 million (US$1,042 million) and receivables outstanding decreased ¥14,047 million, or 6.8%, to ¥192,199 million (US$1,643 million). Demand for this type of credit is expected to continue to fall as credit cards account for a higher share of purchases relative to cash. LIFE develops the business based on cautious loan examinations. Moreover, LIFE has taken steps to conduct more effective per-item shopping loan sales activities, including giving branch offices the authority to make decisions within certain fee bands, setting clear standards for profitability with each affiliated store, and centralizing administrative processes. As a result, the number of affiliated stores increased 3,102, or 3.3%, to 98,383. The average yield on receivables declined 0.3 of a percentage point to 9.2%.

Loan Guarantees

During fiscal 2005, LIFE continued to reduce guarantees of bank loans under the previous system, which was unprofitable, instead concentrating on new bank loan guarantees that mainly target consumer loans. As a result, the balance of bank loan guarantees under the previous system decreased 13.5% to ¥35,691 million (US$305 million) while the balance of bank loan guarantees under the new system increased 11.3% to ¥26,765 million (US$229 million). The total balance of loan guarantees thus decreased 4.4% to ¥62,456 million (US$534 million). With regard to the new bank loan guarantees, measures were taken to increase the volume of consumer loan guarantee products, which have advantageous fee structures. New agreements were established with 11 financial institutions, raising to 114 the number of financial institutions that use LIFE loan guarantees. The average yield improved 0.5 of a percentage point to 4.5%.

Life Cash Plaza (Unsecured Loans)

LIFE Cash Plaza issues unsecured cashing cards similar to those of consumer finance companies. During fiscal 2005, 11 new Cash Plaza branches were established, raising the branch network to 210 locations. The company is also strengthening its network of staffed multipurpose LIFE Card offices to advertise the LIFE brand. Including a few renovated Cash Plaza branches, there were nine such offices as of March 31, 2006.

LIFE Cash Plaza is being positioned as a strong support for the LIFE Card business. Due to a decline in applications for cashing cards from existing

1. CREDIT CARD SHOPPING LOANS

LIFE's cards allow consumers to use credit to shop at or get cash advances from affiliated retailers and merchants that accept MasterCard, JCB, or Visa cards. Unlike shopping, credit cards involve a credit check only at the time they are issued and not at each time of purchase. They are also convenient because consumers can freely make purchases up to their credit limits, and attractive since they include a host of card member services. LIFE's credit cards include ones issued with partner companies, which benefit from added convenience for their customers, improved customer management capabilities, and another way to promote sales.


Affiliated retailer
LIFE

① Credit card application
② Credit review application
③ Use of card and signature to make purchase
④ Product or service provided to customer
⑤ Credit card receipt submitted
⑥ Lump-sum payment
⑦ Bill sent to customer
⑧ Payment (installment/revolving)

2. PER-ITEM SHOPPING LOANS

Under this system, consumers without credit cards or the required cash are able to purchase the goods they want with financing from LIFE. Credit reviews are conducted at the time of purchase.

Consumers can choose to make a one-time payment, installment payments, or payments out of future bonuses, depending on whichever financing option fits their lifestyle. The system is also attractive to affiliated retailers since LIFE services the loans, thereby freeing the retailers from customers' credit risk and allowing them to streamline their operations.


Affiliated retailer
LIFE

① Purchase credit application
② Credit review application
③ Credit review
④ Results of credit review
⑤ Product or service provided to customer
⑥ Contract submitted
⑦ Lump-sum payment
⑧ Bill sent to customer
⑨ Payment

3. LOAN GUARANTEES

Under this system, LIFE conducts credit reviews on behalf of partner financial institutions that provide financing to customers, and guarantees the financing.

This system allows banks to quickly provide their customers with unsecured loans, with the help of LIFE's scoring system. At the same time, banks can minimize their credit risks and benefit from having another source of stable earnings. LIFE's expertise comes heavily into play in the credit guarantee business, which requires strong risk-management capabilities based on access to a voluminous amount of consumer credit information and the ability to manage customers' credit.


LIFE
Financial institutions in partnership

① Loan application
② Credit review request
③ Credit review
④ Guarantee approval
⑤ Loan provided
⑥ Loan repaid

customers, the number of new cardholders decreased 19.8% to 75 thousand. Nevertheless, an active loan strategy for favored customers resulted in a rise in the outstanding balances per account and strong growth was maintained. As a result, receivables increased ¥15,626 million, or 9.9%, to ¥173,257 million (US$1,481 million). The average yield on loans decreased 0.2 of a percentage point to 24.7% because lower interest rates were offered to favored customers and due to competition.

Bad Debts

During fiscal 2005, bad debt charge-offs increased ¥608 million, or 1.7%, to ¥37,266 million (US$319 million) and the allowance for bad debts increased ¥1,804 million, or 4.7%, to ¥40,162 million (US$343 million). The ratio of bad debt charge-offs improved by 0.1 of a percentage point over one year earlier, to 4.8%. The main reason for the increase in bad debt charge-offs was bankruptcy of a number of affiliate stores in the per-item shopping business, resulting in an increase of about ¥1,622 million in pending store balances over one year earlier. When this special item is excluded, the ratio of bad debt charge-offs declines to 4.5%.

(Millions of yen)

	2004	2005	2006
Bad debt charge-offs	35,566	36,658	37,266
Ratio of bad debt charge-offs	5.06	4.88	4.78
Allowance for bad debts	35,132	38,358	40,162

Other Subsidiaries

Consumer Credit Operations

TRYTO CORPORATION, formed by the merger of three companies on April 1, 2004, operates mainly in western Japan. During fiscal 2005, the company opened new offices in the Kyushu area, including Kagoshima in July 2005, Oita in September, and Nagasaki in December, as part of a network of 11 new offices. As a result, receivables increased ¥8,423 million, or 14.5%, to ¥66,544 million (US$569 million). Consequently operating revenue increased 11.7% to ¥16,238 million (US$139 million), and ordinary income increased 28.0% to ¥3,594 million (US$31 million).

In June 2004, AIFUL acquired Wide Corporation, a second-tier consumer finance company operating mainly in eastern Japan. Receivables increased ¥4,544 million, or 4.8%, to ¥99,890 million (US$854 million), and operating revenue increased ¥1,614 million, or 6.8%, to ¥25,463 million (US$218 million). Despite the inclusion of an allowance for losses on interest refunds and an increase in bad debt costs, ordinary income increased ¥2,549 million, or 150.7%, to ¥4,241 million (US$36 million).

Moreover, in order to use IT technology in responding to diverse customer needs, AIFUL established id CREDIT CORPORATION and NET ONE CLUB CORPORATION as Internet-based loan companies. Internet-based applications at AIFUL have been rising fast, accounting for 14% of all new customers. As a result, AIFUL concluded that establishment of low-cost Internet operations under separate brand names would have a good chance of success in the moderate risk market. Additionally, the two companies operate in different interest rate bands, with id CREDIT offering loans at 7.7% to 17.9%, and NET ONE CLUB at 17.9% to 29.2%. In the future, these two companies are expected to contribute greatly to the AIFUL Group's multi-brand strategy.

Small Business Loans

BUSINEXT CORPORATION

BUSINEXT CORPORATION, a joint venture with The Sumitomo Trust & Banking Co., Ltd., started operations in April 2001 with the remit of extending small business loans to moderate-risk borrowers. In November 2005, BUSINEXT revised its corporate scoring system, which is built on customer data accumulated over the past four years of operations, to further improve the quality of loans to individual proprietorships and companies. Furthermore, BUSINEXT opened a branch office in Fukuoka in April 2005 and two visiting sales offices in Niigata and Utsunomiya in May 2005, expanding the total network to seven locations. As a result, receivables increased ¥25,488 million, or 53.5%, to ¥73,111 million (US$625 million), allowing BUSINEXT to extend its record of rapid growth. Furthermore, operating revenue increased ¥3,190 million, or 58.6%, to ¥8,636 million (US$74 million) and ordinary income increased ¥899 million, or 142.1%, to ¥1,533 million (US$13 million).

City's Corporation

AIFUL acquired City's, which extends high-risk business loans, in October 2002. While the company's operations have previously been located mainly in Tokyo and regions of Japan to the west of Tokyo, City's opened 13 offices in fiscal 2005 to strengthen its presence in Tokyo and other major cities, raising its network to 63 locations. In addition, City's is moving to upgrade its loan portfolio through the launch of a new low-interest product, the Super Business Loan. As a result, receivables increased ¥22,184 million, or 48.6%, to ¥67,857 million (US$580 million), and operating revenue increased 46.1%, to ¥13,998 million (US$120 million), both high rates of growth. Due to an increase in debt charge-offs arising from demands for interest refunds and other lawyer interventions, and to preparation for an increase in bad debts in fiscal 2006 in the wake of a January 2006 Supreme Court decision, the company conservatively established an allowance for bad debts in fiscal 2006, with the result that operating expenses increased ¥6,888 million, or 98.6%, to ¥13,874 million (US$119 million). For this reason, ordinary income fell by 95.1% to ¥128 million.

Other

AsTry Loan Services Corporation

AsTry is a debt servicer that was established by AIFUL and Aozora Bank in November 2001. In fiscal 2005, the company purchased receivables totaling ¥10,932 million (US$93 million) on a book value basis. Operating revenue increased 170.9% to ¥4,745 million (US$41 million) and ordinary income increased 159.0% to ¥419 million.

New Frontier Partners Co., Ltd.

New Frontier Partners is a venture capital company that became a subsidiary of AIFUL on March 31, 2004. By adding a company with considerable expertise in the venture capital field, AIFUL plans to acquire know-how in making investments that can be a new means for the Group to provide funds to businesses. This will enable the Group to assist small and midsize companies as well as promising new companies by providing funds as either loans or investments. In fiscal 2005, New Frontier Partners was actively engaged in new venture capital investments and also in secondary investments. As a result, total investments in fiscal 2005 increased 13.2% to ¥4,628 million (including investment funds) and operating revenue was ¥674 million (US$6 million). The company recorded an ordinary loss of ¥229 million.

Risk Factors

The following is a list of the major risk factors that can have an effect on the AIFUL Group's operating results, stock price and financial position. This is not a complete list of the risk factors that, in the opinion of management, have the potential of significantly affecting the Group. Other than the risk factors listed below, there are a number of risk factors that are difficult to predict. Management is aware of the possibility of a negative impact on the Group's operating results, stock price and financial position due to these risk factors, and has a policy of taking actions to prevent these problems and to respond properly in the event a problem occurs. However, there is no assurance that the Group can avoid all risk factors or can respond properly to a problem. Forward-looking statements in this section are based on judgments of the Group as of June 28, 2006, the date on which the Ministry of Finance Securities Report *(Yukashoken Hokokusho)* was submitted.

1. Risk Factors Involving the Operating Environment

The AIFUL Group's ability to sustain and improve past earnings and earnings growth rates will depend on many factors. The primary factors are listed below. However, the Group's operating results and financial position may be affected by changes in the operating environment, including a tightening or easing of laws and regulations, competitive forces, the economy and other items. In addition, the Group may be forced to revise its strategies.

- Economic and market trends in Japan, particularly in the consumer finance market
- Intensifying competition with other consumer finance companies
- Revisions and court decisions concerning laws and regulations, and particularly the Interest Rate Restriction Law, governing the consumer finance market; changes in accounting standards due to these actions; and other litigation and other events demanding the repayment of interest
- Changes in the Group's ability to extend credit, in the number of accounts, average loan per account and average interest rate on customer loans, and in the default ratio
- Changes in the Group's ability to procure funds due to market interest rate movements, the Group's credit standing and other items
- Changes in expense and loss items, such as fees and commissions, advertising and personnel
- Unfavorable media reports or a scandal concerning the Group or the consumer finance industry

2. Risks Concerning Multiple Debtors, etc.

Growth in the number of consumers who owe money to many credit and credit card companies and consumers who seek legal protection from lenders has become an increasingly serious social problem in Japan. One cause is economic trends in recent years. This problem is also linked to Japan's establishment of a legal framework for the protection of consumers. The AIFUL Group's customer base includes these kinds of individuals.

To deal with these problems, Japan's consumer finance industry formed the Liaison Group of Consumer Finance Companies in January 1997. Through television commercials, pamphlets and other means, this group has raised the public's understanding of the consumer finance industry. In addition, the group is assisting in financial education programs, such as by producing educational videos for high school students. In June 1997, 14 Japanese consumer finance companies contributed a total of ¥1,722 billion to establish the Japan Consumer Counseling Fund. Since then, the fund has provided financial support and other assistance for a variety of counseling programs.

In March 2006, seven large consumer finance companies, all of which belong to the Liaison Group of Consumer Finance Companies, jointly announced their commitment to conducting voluntary activities aimed at improving the soundness of the consumer finance market. These activities have three components: support for the sound management of household budgets; the provision of information to encourage the safe use of credit; and actions aimed at establishing a safety net. This announcement was followed by the June 2006 start of a "Stop borrowing too much!" media campaign.

These companies are currently taking a number of actions. One is the development of credit products with repayment periods of up to five years in order to facilitate the repayment of revolving credit balances in a well-planned manner. Another is the development and launch of a consumer behavior analysis service and a household budget diagnosis service. Through these and other initiatives, the seven companies are determined to play a part in making Japan's consumer finance market even sounder.

The AIFUL Group is taking actions to protect itself from risks associated with excessive credit. The Group performs repayment capability studies based on organizations that store personal credit data and the Group's own credit investigation system. These studies are also used to analyze outstanding credit with current customers. The Group is also adopting tighter credit approval standards.

Despite these actions, the quality of the Group's receivables may deteriorate due to economic trends, changes in laws and regulations, and other events. There may also be an increase in the number of customers seeking legal protection from creditors. Another risk is posed by the potential tightening of restrictions imposed on the consumer finance market. Any of these developments could cause the consumer finance market to shrink and, through growth in write-offs and other credit costs, could have an impact on the Group's financial condition and operating results.

3. Laws and Regulations

(a) Compliance Systems

On April 14, 2006, the Kinki Finance Bureau of the Ministry of Finance imposed administrative penalties on AIFUL. AIFUL was required to suspend operations at five business offices and departments for a period of 20 to 25 days beginning on May 8, 2006 and to suspend operations at other business offices and business units for three days beginning on May 8, 2006. This action is the result of violations that were confirmed during on-site inspections of AIFUL Corporation by the Kinki Finance Bureau. The violations were as follows: fraudulent preparation and exercise of proxies and the request for payment of amounts due to parties who had received a judgment of the start of assistance; very frequent telephone calls to debtors' workplaces to request the payment of amounts due; importune requests for third parties to cooperate in the collection of receivables; and improper recording of records concerning progress of actions taken to request payment.

AIFUL has been taking constant actions to upgrade its stance on compliance. There is a Compliance Committee and a Group Compliance Committee. Actions are taken to collect information concerning risks and to take preventive measures. In addition, there is a Compliance Office that is devoted exclusively to checking and monitoring the status of company-wide compliance. However, due to the receipt of administrative penalties, AIFUL is taking the following actions to establish an even more effective compliance framework, particularly with regard to strict compliance with laws and regulations affecting business operations.

- To revise internal rules concerning business operations, an entirely new business process flow has been prescribed to create a more rigorous system to ensure that business activities are performed legally and properly. Furthermore, actions are being taken to assemble a system that can confirm at all times the legality of individual business activities by increasing the number of legal precautions.
- To revise business-related systems, computer systems are being improved and IT systems applied to additional business processes. The objectives are to eliminate human error and ensure proper responses to all types of demands associated with laws and regulations affecting business operations.
- To revise employee training programs, the training curricula for everyone from newly hired employees to managers will be upgraded to provide knowledge concerning laws and regulations and concerning the awareness of strict compliance with laws and regulations. In addition, AIFUL plans to establish an internal certification system to monitor the performance of every employee with regard to compliance with laws and regulations. This system is to include a "Legal Administrator Certification" for branch office managers and a "Legal Qualification Certification" for employees of departments involved in sales activities. Furthermore, AIFUL will establish "counseling education" as a new element of its training curriculum, thus upgrading employees' skills in providing financial management counseling that can solve customers' problems.
- To revise the internal auditing system, AIFUL will increase the frequency with which customer calls are monitored with regard to requests for repayments and all other contact center operations (including the East Japan and West Japan Loan Recovery Departments and all contact centers). In addition, actions will be taken to improve how customers are treated and to conduct a strict compliance program. When performing internal audits, the number of items checked will be increased with emphasis on compliance with laws and regulations. The system begins with self inspections and includes checks from upper levels, checks performed by the Company's auditing unit, and other inspections. Furthermore, the self inspection cycle has been reduced from one year to six months. By providing for this multilevel checking system, AIFUL intends to create a system for preventing and quickly discovering violations.
- To revise products and related business activities, revisions of product details and related internal rules have been made to establish limits based on disposable income on credit extended for home equity loans to prevent the possibility of the excessive extension of credit. In addition, the business forms and documentation have been revised so that AIFUL personnel can even more properly confirm the willingness of each customer to take on debt.
- AIFUL plans to begin asking an external party to perform compliance audits for the purposes of enhancing compliance activities and reinforcing checks aimed at verifying compliance with laws and regulations. The company is currently searching for a suitable external auditor.

AIFUL Group employees who, irrespective of these revisions and other actions, conduct illegal, fraudulent or other improper behavior will be subject to administrative penalties and other legal actions. In addition, such behavior may have an effect on the Group's financial position and operating results.

(b) Business Restrictions

With regard to legal restrictions, the AIFUL Group's core consumer loan business is subject to various restrictions imposed by the Moneylending Business Restriction Law and Law Concerning the Regulation and Receiving of Capital Subscription, Deposits and Interest on Deposits (Capital Subscription Law). These restrictions include the prohibition of extending excessive credit; requirements to disclose and advertise loan terms; the prohibition of exaggerated advertisements; requirements to provide explanations when signing contracts, etc.; requirements to distribute written copies of agreements and receipts; requirements to keep ledgers on hand; restrictions on obtaining unqualified letters of proxy; restrictions on debt collection actions; return of loan agreements; requirements regarding business license plates; restrictions on the sale of receivables; requirements to disclose transaction histories; the selection of registered money lending officers; the carrying of personal identification documents; a legal framework for written notices demanding payment of amounts due; and the observance of rules and regulations regarding the proper handling of personal information.

Guidelines (Administrative Guidelines for Precautions Regarding Financial Supervision issued on October 29, 2003, "Administrative Guidelines") of the Financial Services Agency, which supervises AIFUL, have been established for the prevention of extension of excessive credit.

The standard for preventing excessive credit is ¥500,000 or an amount equal to 10% of the annual income of a borrower, whichever is higher, at each moneylender for the provision of loans that are not secured or guaranteed through a simple approval at the loan application reception desk.

The Group's credit card and shopping loans business are subject to the provisions of the Installment Credit Sales Law. Restrictions include the disclosure of transaction terms; the provision of written agreements; limits on liability when a contract is terminated; rights of consumers to submit complaints to the merchant selling the item purchased through credit; prevention of purchases exceeding an individual's financial resources; prevention of problems for consumers concerning the continuous fulfillment of obligations; and other items.

In accordance with the Moneylending Business Restriction Law, the AIFUL Group, which is engaged in the moneylending business, is subject to requirements in cases where loan or guarantee contracts are signed and loans are extended. In such cases, the Group is obligated to promptly provide customers, who are borrowers, and guarantors, with a written document containing prescribed items concerning the loan terms.

In addition to requiring the provision by moneylenders of a prescribed written document when contracts are signed, the Administrative Guidelines also require the prompt provision (including a prompt mailing) to customers of a document containing legally prescribed items each time a customer obtains a loan from an ATM or manned office. In August 2003, AIFUL revised software associated with its ATMs to add a function that provides a written document containing all legally mandated items. As was stated earlier, the items covered by this software have been revised to match revisions to mandated items in the Amended Enforcement Regulation of the Moneylending Business Restriction Law, which is described later. At affiliated ATMs, with the prior consent of customers, a document containing all legally mandated items is sent by postal mail to all customers promptly after a loan is taken out. However, this document is not sent to customers from whom prior consent has not been received.

According to the legal authorization granted to the Financial Services Agency, moneylenders that do not fulfill their obligations to provide written documents, explanations, etc. can be punished through partial or complete suspension of business activities and other administrative restrictions, as well as restrictions on the use of ATMs of other companies. In addition, registration as a moneylender may be cancelled. In the event that such actions are taken against the AIFUL Group because required documents were not supplied to customers, there could be an impact on the Group's financial condition and operating results. Furthermore, such actions could force the Group to alter how it conducts business activities.

On May 1, 2005, Administrative Guidelines were partially revised as follows: (a) An example was added for behavior that is highly likely to fall under violations to Article 13, Paragraph 2 of the Moneylending Business Restriction Law, which prohibits fraudulent or blatantly improper behavior with respect to moneylending. The example is failure to take necessary and proper actions (provisions in internal rules and business manual, etc. stipulating the need to provide explanations that achieve an adequate understanding by counterparties when signing loan contracts, guarantee contracts or similar documents) to provide for adequate fulfillment of the responsibility to provide explanations when conducting a moneylending business; (b) emphasis of the supervision policy concerning the fulfillment of obligation to provide explanations by moneylenders; (c) supplementary provisions concerning the obligation of moneylenders to provide explanations concerning guarantees (requirement to explain the guarantor's legal obligations and risks in line with the ability of each counterparty to understand these matters and based on each contract; explanations must be conducted on the assumption that a situation has occurred that requires the guarantor to fulfill his/her obligations); (d) a new provision concerning the obligation of moneylenders to provide explanations concerning proxies for the preparation of official documents (based on the content of each proxy and on the ability of each counterparty to fully understand its substance, explanations should be conducted so as to obtain an adequate understanding of the effective content of a proxy; explanations must include the legal obligations associated with the preparation of official documents that include a mandatory clause of approval endorsing the execution of authorized action).

On November 14, 2005, Administrative Guidelines were partially revised. The primary revision clarified the obligation of moneylenders to disclose transaction histories.

On April 11, 2006, a Cabinet Office regulation concerning the partial amendment of the Enforcement Regulation of the Moneylending Business Restriction Law was promulgated and became effective on the same day. Revisions were made to provisions concerning items that must be legally included in entries regarding the receipts that are submitted when a moneylender receives repayment, and written notices demanding payment of amounts due. Furthermore, effective July 1, 2006, additional items to be recorded were established concerning a contractual loss of benefit of term limits. Additionally, Administrative Guidelines were partially revised on June 14, 2006 as follows: (a) A guideline was established to prevent the excessive extension of credit. Demands by moneylenders to lenders that they maintain their debt through the refusal to make repayments and raising the credit limit of a comprehensive contract even though there has been no such request by the customer are now defined as "soliciting loans of an amount that is more than necessary." Additionally, a guideline was established that clarifies the requirement to record in writing two items: in the case of loans for which physical collateral has been provided, the results of an investigation that shall be conducted as to whether the customer can repay the loan without the need to convert the collateral to cash; the results of an investigation to determine the ability of a guarantor to fulfill his/her obligations; (b) An example was established for behavior that is highly likely to fall under violations to Article 13, Paragraph 2 of the Moneylending Business Restriction Law. The example makes clear that acts stipulated in Administrative Guidelines must also be performed when a contract is revised. Furthermore, the case of a request to a borrower for automatic payment deductions from an account used to receive public benefits, except in instances where the request is made voluntarily by the borrower for his/her convenience, was added. Currently, the lawmaking body is taking proper and legal actions to comply with all of these revisions.

The Financial Services Agency holds frequent meetings of its Discussion Group on Moneylending Systems, which includes a number of prominent individuals. This group discusses possible comprehensive amendments to applicable laws based on current regulations and restrictions applicable to moneylenders with regard to maximum interest rates, the prevention of excessive loans, the prevention of fraudulent loans, the use of electronic means to fulfill the obligation to supply written documents, and other matters. This group has also started discussing amendments to existing laws.

The Moneylending Business Restriction Law and other business-related laws and regulations may be amended as a result of these discussions. Amendments that create tighter restrictions or result in other unfavorable changes may cause the consumer finance market to contract or cause an increase in credit costs, including the allowance for bad debts. These events could affect the Group's financial condition and operating results. Furthermore, responses to these amendments may cause new and unforeseen expenses that could affect the Group's financial condition and operating results.

(c) Interest Rates on Loans and Deemed Payments

Amendments to the Moneylending Business Restriction Law that became effective on June 1, 2000 lowered from 40.004% to 29.2% the upper limit on the annual interest rates that can be charged on monetary loans by companies engaged in this business under the Capital Subscription Law. Violators are subject to criminal punishment. The maximum interest rates of the AIFUL Group are below these legal limits.

On August 1, 2003, a law was promulgated that partially amended the Moneylending Business Restriction Law and the Capital Subscription Law. With regard to the article concerning maximum interest rates in the Capital Subscription Law, a supplementary provision has been made to review as necessary maximum rates with a goal of January 2007, which is three years after enactment of the August 1, 2003 amendments. This review is to take into account economic and financial conditions, including the level of demand for loans, and whether interest rates are being set in a manner that reflects the financial soundness and credit standing of borrowers. The state of business operations at moneylenders and other factors will also be taken into consideration. Due to these supplementary provisions, the Capital Subscription Law

and Interest Rate Restriction Law may be amended so that the Capital Subscription Law's maximum interest rate is lower than the current level. If this occurs, this reduction may have an effect on the Group's lending-related businesses, financial condition and operating results.

Under the Interest Rate Restriction Law, consumer loan contracts are regarded as invalid with regard to the portion of interest rates that exceeds the legal limits. These limits are annual rates of 20% for loans of less than ¥100,000 (principal), 18% for loans from this amount up to ¥1 million, and 15% for loans of ¥1 million or more. Under another paragraph of the same article of this law, borrowers do not have the right to request a repayment in cases where the excessive portion of interest payments was made voluntarily.

The Moneylending Business Restriction Law already contains a provision covering cases where a loan contract as prescribed by Article 17 of the law is supplied to borrowers and where borrowers voluntarily pay the amount exceeding the interest rate limit. In this case, when documents mandated by Article 18 of the law are given to borrowers immediately after a payment is made, and when the payment is applicable to contractual payments with the provision of documents as specified in Article 17, the payments are deemed legally valid ("deemed payments") irrespective of the provisions of the Interest Rate Restriction Law.

However, on January 13, 2006, the Japanese Supreme Court ruled that, in cases where installment loan repayments become delinquent, contract riders that require the lump-sum repayment of the remaining amount due are, in fact, a mandatory payment of the portion of interest that exceeds the maximum interest rate as prescribed in the Interest Rate Restriction Law. The court stated that this does not apply in cases where borrowers make voluntary payments. Furthermore, the court ruled that Enforcement Regulation No. 15-2 of the Moneylending Business Restriction Law, which allows substituting the recording of the contract date, etc. on the receipt form with the contract number, is invalid because it exceeds the scope of this law's authority. The Group views these verdicts as matters of great importance and will quickly take the necessary actions.

The loans of the AIFUL Group (excluding certain categories) include contractual interest that exceeds the upper limit prescribed by the Interest Rate Restriction Law. There have been several instances in the consumer finance industry where legal action has been taken for the return of this portion exceeding the limit prescribed by the Interest Rate Restriction Law on the grounds that defects exist in the terms of the contract prescribed by the Moneylending Business Restriction Law. Some verdicts have been reached in favor of the plaintiffs.

In some cases, courts have recognized the plaintiffs' position that the Group, which conducts a lending business, has not fulfilled its obligation as stipulated in the Moneylending Business Restriction Law that is required for the application of the aforementioned "deemed repayments." In other cases, an out-of-court agreement has been reached concerning this repayment. As a result of these legal actions, the AIFUL Group made repayments of the excess portion of interest rates that totaled ¥13,108 million during the fiscal year that ended in March 2006. Furthermore, an allowance for interest repayments totaling ¥21,704 million was established during this fiscal year in recognition of risks concerning possible future repayments.

In the case that actual repayments exceed this reserve or that related laws and regulations are revised, there may be an effect on the Group's financial condition and operating results.

(d) Other Laws and Regulations

a. Laws Concerning the Protection of Personal Information and Group Handling of Personal Information

The Personal Information Protection Law along with related guidelines by government ministries and agencies concerning the protection of personal information were enacted on April 1, 2005. Under this law, companies that handle personal information are required to submit reports as specified in cases where the decision is made that such reports are necessary. In the event of a violation of certain obligations associated with this law, the applicable government minister may, when needed to protect the interests of individual customers, and request or order that necessary actions be taken to remedy the violation.

Regarding guidelines, companies must provide notice of and disclose the purposes of the use of personal information; receive the consent of customers when necessary concerning the handling of personal information and other

items; oversee subcontractors when the handling of personal information is consigned to them; establish an operating framework involving the organization, people and technology for the safe management of personal information; and make public fundamental policies regarding the handling of personal information. In accordance with these items, the Group has reviewed how personal information is handled and established a Privacy Policy. The Group also took measures to prevent leaks of personal information. However, there is no assurance that these measures are adequate. In the event of a personal information leak or that the Group receives a directive or order from the Financial Services Agency, there could be an impact on public trust in the Group and on the Group's financial condition and operating results.

b. Amendment of Judicial Scrivener Law

Amendments to the Judicial Scrivener Law that were enacted on April 1, 2003 extended the scope of judicial scriveners to act as legal representatives, just as an attorney, in courts for mediations, civil suits and other matters (for payment of damages of not more than ¥1,400,000) that can be handled by summary courts. Depending on these and future amendments to this law, upcoming trends and the possibility of a further expansion in the scope of the activity of judicial scriveners, there may be an increase in civil suits, debt reorganizations and similar legal actions. The resulting extension in the loan repayment plans could cause growth in bad debts and other events that may have an impact on the Group's financial condition and operating results.

c. Amendment of Bankruptcy Law

Amendments to the Bankruptcy Law were enacted on January 1, 2005. The amendments simplify and speed bankruptcy proceedings by unifying procedures for exemptions from obligations to pay debts and by shortening the period during which such exemptions are not allowed. In addition, the assets that bankrupt individuals are allowed to retain (unrestricted assets) have been increased, thus strengthening measures to protect the rights of individuals who declare bankruptcy.

If these amendments raise the number of bankruptcy filings, there could be growth in bad debts and other events, resulting in an impact on the Group's financial condition and operating results.

d. Possible Increase in Customers' Reorganization of Liabilities Due to Enactment of Special Conciliation Law and Amendments to Civil Rehabilitation Law

The Law Concerning Special Conciliation for Promotion of Reorganization of Special Liabilities was enacted on February 17, 2000. This law provides for revisions in payment dates and other adjustments in liabilities based on negotiations with debtors that may soon no longer make payments on debt. Such negotiations are handled by a judge and a mediation committee composed of civil mediators with specialized knowledge and experience in law, taxes, finance, corporate finance, asset evaluations and other matters as required in accordance with the nature of the debtor's business operations. Furthermore, during the mediation process, debtors may ask for the suspension of civil proceedings regarding their assets.

Amendments to the Civil Rehabilitation Law that were enacted on April 1, 2001 provided a number of options for extending repayments of loans to individuals in an economically insolvent state without the receipt of a declaration of insolvency. One of the options does not require the approval of the rehabilitation plan by the lender. In certain cases, special conditions for housing loans can be applied to avoid the need to relinquish ownership of a house for which a home loan is outstanding.

Presently, the number of AIFUL Group customers who have requested legal protection from lenders based on the provisions of these laws is not significant. However, depending on economic developments and other factors, there may be an increase in extensions of loan repayment periods and loans that cannot be recovered, events that could have an impact on the Group's financial condition and operating results.

4. Fund Procurement Risks

a. Interest Rate Fluctuation Risk

Interest rates on funds procured change along with shifts in market conditions and other factors. To minimize exposure to the resulting risks, the Group establishes hedges against higher interest rates by using interest rate swaps and caps. However, a future increase in interest rates could have an impact on the Group's ability to procure funds.

b. Changes in Credit Ratings

The AIFUL Group has the following credit ratings. Any change in credit ratings may affect the Group's ability to procure funds.

Rating agency	Rating
Rating and Investment Information	A-
Japan Credit Rating Agency	A
Moody's Japan	Baa2/Positive
Standard & Poor's	BBB+/Stable
Fitch Ratings	A-/Negative

c. Fund Procurement Activities and Diversification

The Group is diversifying its sources of funds, procuring funds through loans from financial institutions, syndicated loans, domestic and overseas bonds, commercial paper, asset-backed securities and other means. However, a worsening in loan terms or reduction in loans due to a deterioration in the Group's credit standing and other similar events could make it difficult to procure funds under current terms, having a negative impact on the Group's financial condition and results of operations.

5. Disruption, Malfunctions and Other Problems Concerning Data Network Systems, Internet Systems and Other Technological Systems

The AIFUL Group relies on internal and external information as well as technological systems to manage its business operations. The Group is becoming even more reliant on software systems and networks in order to manage the various types of data, including business office network and account data, that make up the Group's operations.

Hardware and software used by the Group are vulnerable to problems resulting from human error, natural catastrophes, power interruptions, computer viruses and similar types of events, as well as to interruptions in third-party support services, such as those of telephone companies and Internet service providers.

A disruption, malfunction, delay or other problem involving information or technological systems may have a detrimental effect on the Group's financial condition and operating results due to a decline in the number of accounts by new customers, a delay in loan repayments, a loss in customers' trust in the Group's businesses and other effects.

The Group maintains back-up systems for its hardware and communications equipment, making it possible to minimize damages caused when a problem occurs. However, earthquakes, typhoons and other natural catastrophes may force the Group to suspend its business operations.

6. Possession and Sale of AIFUL Stock by the Representative Director and Family Members

As of March 31, 2006, Yoshitaka Fukuda, a representative director of AIFUL, his family members (including Yasutaka Fukuda, who is an AIFUL director) and related companies collectively owned approximately 47% of all shares outstanding. As a result, these individuals have the authority to have a controlling influence on decisions concerning matters of importance to AIFUL's business activities. These decisions include the possible sale of a controlling interest in AIFUL, restructuring of business activities, investments in other businesses and assets, terms for future fund-raising activities, and other matters. These individuals have been long-term holders of AIFUL stock thus far. However, the sale of part of these shares would increase the supply of AIFUL shares on stock markets and possibly affect the stock price.

7. Significant Lawsuits and Litigation

The Group is aware that certain organizations have filed lawsuits against the Group due to its manner of collecting receivables from its borrowers. Additional lawsuits in the future could cause the Group to incur unexpected costs. If any such legal action is commenced against the Group and reported through media to the public, there is a certain risk that how customers use the Group's services, its share price and its funding capabilities may be affected. Any of these cases could adversely affect the Group's financial condition and results of operations.

Financial Section

Contents

CONSOLIDATED BALANCE SHEETS

AIFUL Corporation and Consolidated Subsidiaries
March 31, 2006 and 2005

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
CURRENT ASSETS:			
Cash and cash equivalents	¥ 134,377	¥ 108,965	$ 1,148,521
Time deposits	78	610	667
Operational investment securities (Note 8)	1,789	1,622	15,291
Loans (Notes 4 and 10)	2,124,017	1,995,622	18,153,991
Installment accounts receivable (Notes 5 and 10)	209,581	192,402	1,791,291
Loan guarantees (Note 6)	153,767	141,407	1,314,248
Other receivables	21,452	18,529	183,350
Allowance for doubtful loans and receivables	(146,962)	(137,936)	(1,256,085)
Net loans and receivables	2,361,855	2,210,024	20,186,795
Inventories (Notes 7 and 10)	353	343	3,017
Prepaid expenses	4,757	4,544	40,658
Deferred tax assets (Note 13)	32,263	30,809	275,752
Other current assets (Note 10)	97,543	54,203	833,701
Total current assets	2,633,015	2,411,120	22,504,402
PROPERTY AND EQUIPMENT (Note 10):			
Land (Note 9)	15,899	15,654	135,889
Buildings and structures (Note 9)	51,071	49,861	436,504
Machinery and equipment	230	232	1,966
Furniture and fixtures	26,674	19,209	227,983
Construction in progress	399	219	3,410
Total	94,273	85,175	805,752
Accumulated depreciation	(40,596)	(36,923)	(346,974)
Net property and equipment	53,677	48,252	458,778
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 8)	32,742	24,116	279,846
Investments in and advances to unconsolidated subsidiaries and associated companies	235	7,392	2,009
Claims in bankruptcy (Note 4)	33,031	28,536	282,316
Allowance for claims in bankruptcy	(24,753)	(21,547)	(211,564)
Goodwill, net	9,273	11,007	79,256
Software, net	20,976	19,806	179,282
Long-term loans receivables (less current portion)	23	1,110	197
Lease deposits	12,119	12,195	103,581
Long-term prepayments	4,660	5,804	39,829
Deferred tax assets (Note 13)	2,905	4,288	24,829
Deferred losses on hedging instruments, mainly interest rate swaps (Note 15)	10,230	18,971	87,436
Other assets	2,836	3,236	24,239
Total investments and other assets	104,277	114,914	891,256
TOTAL	¥2,790,969	¥2,574,286	$23,854,436

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2006	2005	Thousands of U.S. Dollars (Note 3) 2006
CURRENT LIABILITIES:			
Short-term borrowings (Note 10)	**¥ 138,200**	¥ 71,695	**$ 1,181,197**
Current portion of long-term debt (Note 10)	**516,325**	530,661	**4,413,034**
Trade notes payable	**10,564**	11,154	**90,291**
Trade accounts payable	**28,293**	27,529	**241,820**
Obligation under loan guarantees (Note 6)	**153,767**	141,407	**1,314,248**
Income taxes payable	**25,040**	23,597	**214,017**
Accrued expenses	**10,223**	10,239	**87,376**
Allowance for losses on interest refunds (Note 2.j)	**21,074**		**180,120**
Other current liabilities (Notes 5 and 6)	**43,732**	42,583	**373,777**
Total current liabilities	**947,218**	858,865	**8,095,880**
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 10)	**1,138,221**	1,071,102	**9,728,385**
Deferred tax liabilities (Note 13)	**3,760**		**32,137**
Liability for retirement benefits (Note 11)	**1,328**	2,107	**11,350**
Interest rate swaps (Note 15)	**9,462**	17,835	**80,872**
Other long-term liabilities	**2,321**	1,639	**19,838**
Total long-term liabilities	**1,155,092**	1,092,683	**9,872,582**
MINORITY INTERESTS	**6,965**	5,385	**59,530**
SHAREHOLDERS' EQUITY (Notes 12 and 17):			
Common stock, authorized, 373,500,000 shares; issued, 142,035,000 shares in 2006 and 94,690,000 shares in 2005	**83,317**	83,317	**712,111**
Capital surplus – Additional paid-in capital	**104,126**	104,126	**889,966**
Retained earnings	**486,214**	427,610	**4,155,675**
Net unrealized gain on available-for-sale securities	**11,002**	5,364	**94,034**
Treasury stock, at cost 412,124 shares in 2006 and 284,465 shares in 2005	**(2,965)**	(3,064)	**(25,342)**
Total shareholders' equity	**681,694**	617,353	**5,826,444**
TOTAL	**¥2,790,969**	¥2,574,286	**$23,854,436**

CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
INCOME:			
Interest on loans	¥491,358	¥466,430	$4,199,641
Interest on credit card shopping loans	11,275	9,091	96,368
Interest on per-item shopping loans	17,676	17,201	151,077
Interest on loan guarantees	8,668	7,088	74,085
Interest on deposits, securities and other	350	327	2,991
Recovery of loans previously charged off	8,536	7,720	72,957
Gain on exemption from pension obligation of the governmental program (Note 11)		208	
Gain on transfer of pension plan (Note 11)	421	208	3,598
Other income	10,534	12,464	90,035
Total income	548,818	520,737	4,690,752
EXPENSES:			
Interest on borrowings	33,798	35,612	288,872
Charge-offs and provision for doubtful loans and receivables and claims in bankruptcy	166,047	155,466	1,419,205
Salaries and other employees' benefits	56,975	52,547	486,966
Advertising expenses	28,018	23,670	239,470
Rental expenses	21,318	23,362	182,205
Commissions and fees	28,490	25,556	243,504
Loss on impairment of long-lived assets	744		6,359
Depreciation and amortization	13,892	16,959	118,735
Provision for employees' retirement benefits (Note 11)	1,284	2,098	10,974
Provision for retirement benefits to directors and corporate auditors	100	95	855
Provision for loss on interest refunds	21,074		180,120
Loss on interest refunds	13,109		112,043
Other expenses	51,196	55,930	437,572
Total expenses	436,045	391,295	3,726,880
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	112,773	129,442	963,872
INCOME TAXES (Note 13):			
Current	45,520	41,025	389,060
Deferred	(145)	11,990	(1,239)
Total income taxes	45,375	53,015	387,821
MINORITY INTERESTS IN NET INCOME	1,571	704	13,427
NET INCOME	¥ 65,827	¥ 75,723	$ 562,624

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.s and 16):			
Basic net income	¥464.84	¥533.57	$3.97
Diluted net income	464.69	533.53	3.97
Cash dividends applicable to the year	60.00	60.00	0.51

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Thousands	Millions of Yen				
	Number of Shares of Common Stock Issued	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2004	94,690	¥83,317	¥104,126	¥357,706	¥ 4,417	¥(2,062)
Net income				75,723		
Cash dividends paid, ¥60 per share				(5,670)		
Bonuses to directors and corporate auditors				(107)		
Net unrealized gain on available-for-sale securities					947	
Net increase in treasury stock (61,599 shares)				(42)		(1,002)
BALANCE AT MARCH 31, 2005	94,690	83,317	104,126	427,610	5,364	(3,064)
Net income				**65,827**		
Cash dividends paid, ¥60 per share				**(7,080)**		
Bonuses to directors and corporate auditors				**(127)**		
Net unrealized gain on available-for-sale securities					**5,638**	
Net decrease in treasury stock (14,573 shares)				**(16)**		**99**
Stock split (Note 12)	**47,345**					
BALANCE AT MARCH 31, 2006	**142,035**	**¥83,317**	**¥104,126**	**¥486,214**	**¥11,002**	**¥(2,965)**

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2005	$712,111	$889,966	$3,654,786	$45,846	$(26,188)
Net income			**562,624**		
Cash dividends paid, $0.51 per share			**(60,513)**		
Bonuses to directors and corporate auditors			**(1,085)**		
Net unrealized gain on available-for-sale securities				**48,188**	
Net decrease in treasury stock (14,573 shares)			**(137)**		**846**
BALANCE AT MARCH 31, 2006	**$712,111**	**$889,966**	**$4,155,675**	**$94,034**	**$(25,342)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 112,773	¥ 129,442	$ 963,872
Adjustments for:			
Income taxes – paid	(44,079)	(44,256)	(376,744)
Depreciation and amortization	13,892	16,959	118,735
Loss on impairment of long-lived assets	744		6,359
Increase in allowance for doubtful loans and receivables and claims in bankruptcy	11,561	5,002	98,812
Increase in allowance for losses on interest refunds	21,074		180,120
Decrease in liability for employees' retirement benefits	(358)	(1,556)	(3,060)
Amortization of bonds issue costs	650	591	5,556
Loss on write-down of investment securities	65	499	556
Loss on sales of property, plant and equipment, net	103	376	880
Loss on disposal of property, plant and equipment	346	549	2,957
Gain on exemption from pension obligation of the governmental program		(208)	
Gain on transfer of pension plans	(421)	(208)	(3,598)
Changes in assets and liabilities:			
Increase in loans	(121,000)	(134,435)	(1,034,188)
Increase in installment accounts receivable	(17,179)	(38,117)	(146,829)
(Increase) decrease in investments held by venture capital subsidiary	(121)	506	(1,034)
Increase in other receivables	(2,923)	(7,314)	(24,983)
Increase in claims in bankruptcy	(4,495)	(4,875)	(38,419)
Increase in inventories	(4)	(22)	(35)
(Increase) decrease in prepaid expenses	(276)	83	(2,359)
Decrease in long-term prepayments	1,585	1,815	13,547
Decrease in other current assets	1,694	5,207	14,478
Increase in other current liabilities	973	6,175	8,316
Other – net	(548)	378	(4,684)
Total adjustments	(138,717)	(192,851)	(1,185,617)
Net cash used in operating activities	(25,944)	(63,409)	(221,745)
INVESTING ACTIVITIES:			
Capital expenditures	(19,322)	(9,308)	(165,145)
(Increase) decrease in loans	(43,847)	7,984	(374,761)
Purchases of investment securities	(1,663)	(4,025)	(14,214)
Acquisitions of subsidiaries (net of cash acquired)		(9,897)	
Decrease in investment in trust		1,000	
Other – net	4,813	3,035	41,137
Net cash used in investing activities – (Forward)	¥ (60,019)	¥ (11,211)	$(512,983)

(Continued)

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
Net cash used in investing activities – (Forward)	¥ (60,019)	¥ (11,211)	$ (512,983)
FINANCING ACTIVITIES:			
Net increase in short-term borrowings	66,505	835	568,419
Proceeds from long-term debt (net of bond issue costs)	639,333	742,880	5,464,385
Repayments of long-term debt	(587,655)	(656,683)	(5,022,692)
Cash dividends paid	(7,080)	(5,670)	(60,513)
Acquisition of treasury stock	(46)	(2,572)	(393)
Disposal of treasury stock	129	1,528	1,102
Net cash provided by financing activities	111,186	80,318	950,308
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	16	(6)	137
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,239	5,692	215,717
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	173	4,944	1,479
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	108,965	98,329	931,325
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 134,377	¥ 108,965	$ 1,148,521
NONCASH INVESTING ACTIVITIES:			
During the year ended March 31, 2005, the Company acquired Wide Corporation and TCM. Co. Ltd as follows:			
Assets acquired		¥ 87,604	
Liabilities assumed		(75,338)	
Good will		4,584	
Cash paid for the capital		16,850	
Acquired cash and cash equivalents		(6,953)	
Net cash used in acquisition of subsidiaries		¥ 9,897	

See notes to consolidated financial statements.

(Concluded)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2005 financial statements to conform to the classification used in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Consolidation** – The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its significant subsidiaries (thirteen in 2006 and ten in 2005) (together, the "Group"). Consolidation of the remaining two (three in 2005) unconsolidated subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On April 1, 2004, Tryto Corporation was formed through the integration of consolidated subsidiaries, Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.

Wide Corporation ("Wide") and TCM. Co. Ltd ("TCM"), which engage in consumer finance, became wholly owned subsidiaries of the Company effective June 30, 2004 and February 21, 2005, respectively. The accounts of Wide, TCM and New Frontier Partners Co., Ltd., a venture capital company, were newly consolidated for the year ended March 31, 2005.

In March 2005, the Company acquired Passkey Co.,Ltd ("Passkey"), a consumer finance company with operations in Hokkaido, Japan. The accounts of Passkey are newly consolidated for the year ended March 31, 2006 due to materiality.

On September 30, 2005 the Company established id CREDIT CORPORATION ("id CREDIT") and NET ONE CLUB CORPORATION ("NET ONE CLUB"), which are both consumer finance companies. The accounts of id CREDIT and NET ONE CLUB are newly consolidated for the year ended March 31, 2006.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in the two unconsolidated subsidiaries (three in 2005) and two associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. **Cash Equivalents** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. **Inventories** – Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment. Supplies are stated at cost, cost being determined by the specific identification method.

d. **Operational Investment Securities Held by Venture Capital Subsidiary and Investment Securities** – Operational investment securities held by venture capital company and investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, operational investment securities and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. **Property and Equipment** – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 15 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

f. **Long-lived Assets** – In August 2002, the Business Accounting Council issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of the adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2006 by ¥744 million ($6,359 thousand).

g. **Software** – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

h. **Liability for Retirement Benefits** – The Company and certain consolidated subsidiaries have a defined contribution pension plan and a prepaid retirement benefits plan. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred. See Note 11.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,328 million ($11,350 thousand) and ¥1,420 million at March 31, 2006 and 2005, respectively.

i. **Allowances for Doubtful Accounts** – The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

j. **Allowance for Losses on Interest Refunds** – The limit of interest rates is regulated by two laws – "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. However, the latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principals under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are valid only if lenders issue notices as prescribed by the law to debtors and debtors pay at their option. However, recent strict interpretation by the courts of the notice requirement and optionality under the latter law has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

In March 2006, the Japanese Institute of Certified Public Accountants issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries lend money at rates between the limit set by the two laws, and have so far charged refund costs to income as incurred. However, the growing number of lawsuits against the Company and certain consolidated subsidiaries has increased the materiality of the financial effects of the matters, so the Company and certain consolidated subsidiaries decided to record a provision ("Allowance for losses on interest refunds") for prospective interest refunds from the fiscal year ended March 31, 2006.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience and the recent situation regarding interest refunds.

The effect of this accounting provision was to increase current liabilities as of March 31, 2006 by ¥21,074 million ($180,120 thousand) and to decrease income before income taxes and minority interests for the year ended March 31, 2006 by the same amount.

k. **Leases** – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

l. **Income Taxes** – The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. **Appropriations of Retained Earnings** – Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

n. **Foreign Currency Transactions** – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to extent that they are not hedged by forward exchange contracts.

o. **Revenue recognition:**

Interest on Loans – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

Interest on Credit Card Shopping Loans, Interest on Per-item Shopping Loans – Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

Interest on Loan Guarantees – Interest on loan guarantees is recorded by the remaining principal method.

p. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

q. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

r. Derivatives and Hedging Activities – The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expenses or income.

s. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

t. New Accounting Pronouncements:

Business Combination and Business Separation

In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 ASB issued *Accounting Standard for Business Separations* and ASBJ Guidance No. 10, *Guidance for Accounting Standard for Business Combinations and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of interests.

These specific criteria are as follows:

(a) The consideration for the business combination consists solely of common shares with voting rights,

(b) The ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) There are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Good will, including negative good will, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statements of income. In a business separation where the interests of the investor continue and the investments is not settled, no such gain or loss on business separation is recognized.

Stock Options

On December 27, 2005, the ASB issued *Accounting Standard for Stock Options* and *related guidance*. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expenses for employee stock options based on the fair value at the date of grant and over the vesting period as consideration to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholder's equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASB issued ASB Practical Issues Task Force (PITF) No. 13, *Accounting treatment for bonuses to directors and corporate auditors*, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct deduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASB replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2006 and 2005 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Unsecured	¥1,708,119	¥1,622,032	$14,599,308
Secured	357,025	352,214	3,051,496
Small business loans	167,274	120,956	1,429,692
Total	¥2,232,418	¥2,095,202	$19,080,496
Off-balance sheet securitized loans	(108,401)	(99,580)	(926,505)
Net	¥2,124,017	¥1,995,622	$18,153,991

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans in legal bankruptcy	¥ 33,446	¥ 31,020	$ 285,863
Nonaccrual loans	80,721	60,283	689,923
Accruing loans contractually past due three months or more as to principal or interest payments	27,564	21,049	235,590
Restructured loans	62,069	62,784	530,504
Total	¥203,800	¥175,136	$1,741,880

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which are not recognized on the balance sheets, amounted to ¥108,401 million ($926.505 thousand) and ¥99,580 million at March 31, 2006 and 2005, respectively.

At March 31, 2006 and 2005, the Group had balances related to revolving loan contracts aggregating ¥2,068,225 million ($17,677,137 thousand) and ¥1,931,164 million, respectively, whereby the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2006 and 2005, the balances of unadvanced commitments were ¥5,598,686 million ($47,852,017 thousand) and ¥5,182,848 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2006		2005		2006	
	Receivables	Unearned Income	Receivables	Unearned income	Receivables	Unearned income
Credit card shopping loans	¥101,135	¥ 663	¥ 79,623	¥ 533	$ 864,402	$ 5,667
Per-item shopping loans	183,907	13,109	197,226	13,646	1,571,855	112,043
Total	¥285,042	¥13,772	¥276,849	¥14,179	$2,436,257	$117,710
Off-balance sheet securitized installment accounts receivable	(75,461)		(84,447)		(644,966)	
Net	¥209,581	¥13,772	¥192,402	¥14,179	$1,791,291	$117,710

In addition, the Group has unearned income of ¥10 million ($85 thousand) and ¥30 million at March 31, 2006 and 2005, respectively, which was included in other current liabilities, related to loans other than those shown in the above table.

6. LOAN GUARANTEES AND OBILIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥239 million ($2,043 thousand) and ¥315 million at March 31, 2006 and 2005, respectively, which was included in other current liabilities.

7. INVENTORIES

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Property for sale	¥139	¥169	$1,188
Supplies	214	174	1,829
Total	¥353	¥343	$3,017

8. OPERATIONAL INVESTMENT SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Operational investment and investment securities at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current:			
Equity securities	¥1,789	¥1,614	$15,291
Corporate bonds		8	
Total	¥1,789	¥1,622	$15,291

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Non-current:			
Equity securities	**¥28,452**	¥19,302	**$243,179**
Other	**4,290**	4,814	**36,667**
Total	**¥32,742**	¥24,116	**$279,846**

The carrying amounts and fair values of operational investment and investment securities at March 31, 2006 and 2005 were as follows:

	Millions of Yen			
	2006			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as				
Available-for-sale-				
Equity securities	**¥8,552**	**¥18,209**	**¥33**	**¥26,728**

	Millions of Yen			
	2005			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading:				
Equity securities				¥ 1,614
Corporate bonds				8
Total				¥ 1,622
Available-for-sale-				
Equity securities	¥8,754	¥9,068	¥201	¥17,621

	Thousands of U.S. Dollars			
	2006			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as				
Available-for-sale-				
Equity securities	**$73,094**	**$155,632**	**$282**	**$228,444**

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2006 and 2005 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Available-for-sale:			
Equity securities	**¥3,513**	¥1,681	**$30,026**
Investments in limited liability investment partnerships	**3,790**	3,314	**32,393**
Other	**500**	1,500	**4,274**
Total	**¥7,803**	¥6,495	**$66,693**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2006 and 2005 were ¥1,195 million ($10,214 thousand) and ¥1,644 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥346 million ($2,957 thousand) and ¥713 million for the years ended March 31, 2006 and 2005, respectively, and gross realized losses were ¥98 million ($838 thousand) and ¥170 million for the years ended March 31, 2006 and 2005, respectively.

The carrying values of debt securities by contractual maturities is not disclosed because the Company had no such securities at March 31, 2006.

9. LONG-LIVED ASSETS

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2006.

Location	Description	Classification
Kyoto-shi, Kyoto Prefecture	Office building for rent	Land, buildings and structures
Osaka-shi, Osaka Prefecture	Residential apartment for rent	Land, buildings and structures
Utsunomiya-shi, Tochigi Prefecture	Idle real estate	Land, buildings and structures
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

The following table summarizes the Group's asset grouping:

Business Classification	Asset grouping
Financial services and venture capital	Each business entity except for idle real estate and real estate held for sale is the minimum unit
Real estate business	Each real estate for rent is the minimum unit

The Group recognized an impairment loss for certain real estate business due to significant decline in market value of the relevant real estate for rent or operating loss of that unit. The Group also recognized an impairment loss for certain idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

	Millions of yen	Thousands of U.S. Dollars
	Loss on impairment of long-lived assets	
Buildings and structures	¥228	$1,949
Land	516	4,410
Total	¥744	$6,359

The recoverable amount of each asset grouping was measured as follows:

Idle real estate – Net selling price determined by quotation from a real-estate appraiser.

Real estate for rent – The higher of its value in use (discount rate used for computation of present value of future cash flows was 1.85%) or net selling price determined by quotation from a real-estate appraiser.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Commercial paper, 0.23% to 0.28% at March 31, 2006	¥ 25,000		$ 213,675
Loans from banks, 0.71% to 1.68% (0.70% to 1.70% at March 31, 2005)	50,560	¥13,400	432,137
Loans from other financial institutions, 1.38% (1.38% to 1.48% at March 31, 2005)	9,000	11,000	76,923
Other (principally from leasing and factoring companies), 2.30% (1.85% to 2.55% at March 31, 2005)	53,640	47,295	458,462
Total	¥138,200	¥71,695	$1,181,197

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans from banks, 0.69% to 2.88%, due serially to 2011 (0.58% to 3.20%, due serially to 2010 at March 31, 2005)	¥ 737,068	¥ 691,535	$ 6,299,726
Loans from other financial institutions, 0.69% to 2.90%, due serially to 2011 (1.45% to 3.35%, due serially to 2010 at March 31, 2005)	244,416	236,985	2,089,026
Syndicated loans, 0.62% to 1.48%, due serially to 2010 (0.79% to 1.94%, due serially to 2010 at March 31, 2005)	78,068	107,079	667,248
Unsecured 0.80% to 2.00% yen straight bonds, due 2005		80,000	
Unsecured 1.30% to 3.27% yen straight bonds, due 2006	68,500	78,500	585,470
Unsecured 1.66% to 2.51% yen straight bonds, due 2007	43,000	43,000	367,521
Unsecured 0.45% to 2.48% yen straight bonds, due 2008 (0.54% to 2.48% at March 31, 2005)	61,000	51,000	521,368
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	68,000	68,000	581,197
Unsecured 0.80% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2005)	70,000	30,000	598,291
Unsecured 1.50% to 1.58 % yen straight bonds, due 2011	20,000	20,000	170,940
Unsecured 1.20% to 1.63% yen straight bonds, due 2012 (1.20% at March 31, 2005)	20,000	10,000	170,940
Unsecured 1.74% yen straight bonds, due 2013	10,000	10,000	85,470
Unsecured 1.99% yen straight bonds, due 2015	10,000		85,470
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006, 1.80% at March 31, 2005)	12,500	12,500	106,838
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 (4.45% at March 31, 2005)	108,500	52,890	927,350
Unsecured 0.86% medium-term notes, due 2005		4,000	
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	8,547
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,641
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	128,205
Other (principally from leasing and factoring companies), 0.32% to 2.30%, due serially to 2011 (0.79% to 1.95%, due serially to 2009 at March 31, 2005)	84,494	87,274	722,171
Total	¥1,654,546	¥1,601,763	$14,141,419
Less current portion	(516,325)	(530,661)	(4,413,034)
Long-term debt, less current portion	¥1,138,221	¥1,071,102	$ 9,728,385

Annual maturities of long-term debt at March 31, 2006 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 516,325	$ 4,413,034
2008	374,384	3,199,863
2009	277,583	2,372,504
2010	230,496	1,970,052
2011	180,501	1,542,744
2012 and thereafter	75,257	643,222
Total	¥1,654,546	$14,141,419

At March 31, 2006, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥620,036	$5,299,453
Installment accounts receivable	56,923	486,521
Inventories	107	915
Property and equipment, net of accumulated depreciation	1,388	11,863
Total	¥678,454	$5,798,752
Related liabilities:		
Short-term borrowings	¥ 56,640	$ 484,103
Long-term debt (including current portion of long-term debt)	375,793	3,211,906
Total	¥432,433	$3,696,009

The above table includes loans related to securitized loans of ¥346,796 million ($2,964,068 thousand), and related liabilities (long-term debt including current portion) of ¥128,341 million ($1,096,932 thousand).

If requested by lending financial institutions, the Group has committed to pledge loans and installment accounts receivables of ¥296,226 million ($2,531,846 thousand) as collateral in addition to those shown in the above table. At March 31, 2006, related liabilities for which lending financial institutions can request the Group to pledge additional collateral consisted of the following:

	Millions of yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 300	$ 2,564
Long-term debt (including current portion of long-term debt)	279,118	2,385,624
Total	¥279,418	$2,388,188

At March 31, 2006, other current assets amounting to ¥1,919 million ($16,402 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's and the Company's subsidiary, Life Co., Ltd.'s syndicated loans are subject to repayment if the Company or Life Co., Ltd. ("Life") fail to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified equity ratios, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge-off levels. As of March 31, 2006, the Company and Life were in compliance with all of these covenants.

11. RETIREMENT AND PENSION PLANS

On September 30, 2004, the Company and a consolidated subsidiary obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a portion representing a non-contributory defined benefit plan which the companies had originally set ("additional portion"). As the termination process, the Company and the consolidated subsidiary transferred pension obligations related to past employee services on the substitutional portion and related assets to the government on March 16, 2005 and recognized a gain on exemption from pension obligation of the governmental program in the amount of ¥208 million for the year ended March 31, 2005.

Also, according to the enactment of the Defined Contribution Pension Plan Law in October 2001, a consolidated subsidiary terminated its qualified defined benefit pension plan on March 31, 2005 and implemented a defined contribution pension plan and prepaid retirement benefits plan on April 1, 2005. Another consolidated subsidiary terminated its severance lump-sum payment plan and implemented a defined contribution pension plan and prepaid retirement benefit plan during the year ended March 31, 2005. The consolidated subsidiaries accounted for these transfers from the qualified defined benefit pension plan and severance lump-sum payment plan to the defined contribution pension plans in accordance with the provisions specified in the guidance issued by ASB and recorded a gain on the transfer of pension plans of ¥208 in the statement of income for the year ended March 31, 2005.

During the year ended March 31, 2006, the Company and a consolidated subsidiary completed the transfer of the pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which was to be allocated to each beneficiary account. Also a consolidated subsidiary completed the transfer of a defined benefit plan (unfunded severance lump-sum payment plan) to a defined contribution pension plan and prepaid retirement benefits plan, and terminated the defined benefit plan for the year ended March 31, 2006. As a result, the Company and certain consolidated subsidiaries recorded a gain on transfer of pension plans of ¥421 million ($3,598 thousand) for the year ended March 31,2006 in accordance with the provisions specified in the guidance issued by ASB.

The liability for employees' retirement benefits at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen
	2005
Projected benefit obligation	¥ 8,237
Fair value of plan assets	(7,033)
Unrecognized actuarial loss	(517)
Liability for employees' retirement benefits	¥ 687

The components of net periodic benefit costs for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Service cost	¥ 47	¥ 762	$ 402
Interest cost		278	
Expected return on plan assets		(183)	
Amortization of prior service cost, net of settlement charge		620	
Recognized actuarial loss		242	
Payments for prepaid retirement benefits plan	454	150	3,880
Premiums for defined contribution pension plan	783	229	6,692
Net periodic benefit costs	1,284	2,098	10,974
Gain on transfer of the substitutional portion of the governmental pension program		(208)	
Gain on transfer of pension plans	(421)	(208)	(3,598)
Total	¥ 863	¥1,682	$ 7,376

Assumptions used for the years ended March 31, 2005 was set forth as follows:

	2005
Discount rate	1.5% to 2.5%
Expected rate of return on plan assets	1.5% to 2.0%
Amortization period of prior service cost:	
Company	Full amount charged to income as incurred
One consolidated subsidiary	10 years
Recognition period of actuarial gain/loss:	
Company	Full amount charged to income as incurred
One consolidated subsidiary	10 years

12. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥447,172 million ($3,821,983 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved a stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options was 47 thousand shares as of March 31, 2006.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options was 329 thousand shares as of March 31, 2006.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved a stock option plan for the directors and key employees of the company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥8,420 per share during the period from July 1, 2007 to June 30, 2010. The maximum number of shares to be issued upon exercise of the options was 358 thousand shares as of March 31, 2006.

The Company issues treasury stock upon exercise of the stock options. Pursuant to the revision of the Code, the Company revised its articles of incorporation so that the Company may purchase its common stock as treasury stock by resolution of the Board of Directors.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies may pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeded 25% of the common stock could be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, ASB published a new accounting standard for the presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

13. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences and tax loss carry forwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current Deferred Tax Assets:			
Provision for doubtful loans	¥ 854	¥ 1,584	$ 7,299
Allowance for loss on interest refunds	8,562		73,180
Charge-offs for doubtful loans	12,291	12,519	105,051
Tax loss carryforwards	2,184	10,102	18,667
Enterprise tax payable	1,737	1,494	14,846
Accrued bonuses	1,688	1,724	14,427
Accrued interest on loans	3,804	3,348	32,513
Other	1,254	921	10,718
Total	32,374	31,692	276,701
Less valuation allowance	(111)	(869)	949
Net	32,263	30,823	275,752
Current Deferred Tax Liabilities		14	
Net current deferred tax assets	¥32,263	¥30,809	$275,752
Non-current Deferred Tax Assets:			
Tax loss carryforwards	¥ 1,459	¥ 2,108	$ 12,470
Provision for doubtful loans	734	669	6,274
Depreciation and amortization	2,838	3,153	24,256
Unrealized loss on available-for-sale securities	1,168	1,240	9,983
Other	2,736	2,284	23,385
Total	8,935	9,454	76,368
Less valuation allowance	(2,357)	(1,535)	(20,146)
Net	6,578	7,919	56,222
Non-current Deferred Tax Liabilities –			
Unrealized gain on available-for-sale securities	3,673	3,631	31,393
Net non-current deferred tax assets	¥ 2,905	¥ 4,288	$ 24,829

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2005 was as follows:

	2005
Normal effective statutory tax rate	40.6%
Expenses not deductible for income tax purposes	1.7
Decrease of valuation allowance	(1.4)
Other, net	0.1
Actual effective tax rate	41.0%

As the difference between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2006 is not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

At March 31, 2006, certain subsidiaries have tax loss carryforwards aggregating approximately ¥8,963 million ($76,607 thousand) which are available for offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥5,098	$43,573
2010	366	3,128
2011	1,872	16,000
2012	609	5,205
2013	1,018	8,701
Total	¥8,963	$76,607

14. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2006	**¥21,318**	**¥3,940**	**$182,205**	**$33,675**
2005	23,362	6,802		

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

	As of March 31, 2006			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	**¥96**	**¥12,879**	**¥9**	**¥12,984**
Accumulated depreciation	**55**	**9,446**	**5**	**9,506**
Net leased property	**¥41**	**¥ 3,433**	**¥4**	**¥ 3,478**

	As of March 31, 2005			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥313	¥19,556	¥9	¥19,878
Accumulated depreciation	170	12,756	3	12,929
Net leased property	¥143	¥ 6,800	¥6	¥ 6,949

	As of March 31, 2006			
	Thousands of U.S. Dollars			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	**$821**	**$110,077**	**$77**	**$110,975**
Accumulated depreciation	**470**	**80,735**	**43**	**81,248**
Net leased property	**$351**	**$ 29,342**	**$34**	**$ 29,727**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	**¥2,366**	¥3,791	**$20,222**
Due after one year	**1,261**	3,109	**10,778**
Total	**¥3,627**	¥6,900	**$31,000**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Depreciation expense	**¥3,721**	¥6,240	**$31,803**
Interest expense	**122**	237	**1,043**

The minimum rental commitments under noncancellable operating leases at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	**¥349**	¥109	**$2,983**
Due after one year	**211**	141	**1,803**
Total	**¥560**	¥250	**$4,786**

15. DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures and foreign currency exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures and foreign currency exposures inherent within its business. Accordingly, market and foreign exchange risks in these derivatives are theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization process and credit limit amount.

The Group did not disclose market value information about derivative instruments because Interest rate swaps, interest rate caps and currency swaps contracts which qualify for hedge accounting and meet specific matching criteria may be omitted from disclosure of market value information under Japanese GAAP.

16. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2006 and 2005 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	**¥65,827**	**141,614**	**¥464.84**	**$3.97**
Effect of Dilutive Securities –				
Stock Options		**45**		
Diluted EPS				
Net income for computation	**¥65,827**	**141,659**	**¥464.69**	**$3.97**
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	¥75,596	141,679	¥533.57	
Effect of Dilutive Securities –				
Stock Options		11		
Diluted EPS				
Net income for computation	¥75,596	141,690	¥533.53	

For the year ended March 31, 2005, bonuses to be paid to directors and corporate auditors of ¥127 million were deducted from net income in consolidated statements of income for the purposes of EPS calculation.

17. SUBSEQUENT EVENTS

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2006 were approved at the Shareholders' General Meeting held on June 27, 2006:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.26) per share	**¥4,249**	**$36,316**

b. Administrative Punishment

On April 14, 2006, Kinki Finance Bureau of the Ministry of Finance imposed penalties halting all operations of the Company's business offices except for the receipt of repayments and operations related to protective attachment for respective given days, based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983).

The effects of the administrative punishment on the financial position or results of operations of the Company for the subsequent fiscal years are not currently determinable.

18. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Deloitte. Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying consolidated balance sheets of Aiful Corporation and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aiful Corporation and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2006

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2006

NON-CONSOLIDATED BALANCE SHEETS

AIFUL Corporation
March 31, 2006 and 2005

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
CURRENT ASSETS:			
Cash and cash equivalents	¥ 86,016	¥ 67,457	$ 735,179
Time deposits	78	78	667
Loans (Notes 5 and 8)	1,512,717	1,471,767	12,929,205
Loan guarantees (Note 4)	62,314	43,180	532,598
Other receivables	2,204	1,367	18,838
Allowance for doubtful loans	(85,659)	(81,928)	(732,128)
Net loans and other receivables	1,491,576	1,434,386	12,748,513
Inventories (Notes 6 and 8)	139	169	1,188
Prepaid expenses	3,343	3,437	28,573
Deferred tax assets (Note 10)	16,502	8,203	141,043
Other current assets (Note 8)	77,267	33,498	660,401
Total current assets	1,674,921	1,547,228	14,315,564
PROPERTY AND EQUIPMENT:			
Land	6,762	5,613	57,795
Buildings and structures	28,846	28,040	246,547
Machinery and equipment	161	161	1,376
Furniture and fixtures	23,146	16,157	197,829
Construction in progress	399	209	3,410
Total	59,314	50,180	506,957
Accumulated depreciation	(24,379)	(21,685)	(208,367)
Net property and equipment	34,935	28,495	298,590
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 7)	27,764	19,319	237,299
Investments in and advances to subsidiaries (Note 11)	423,860	429,978	3,622,735
Claims in bankruptcy (Note 5)	28,542	25,278	243,949
Allowance for claims in bankruptcy	(21,339)	(19,125)	(182,385)
Software, net	11,638	11,113	99,470
Long-term loans (less current portion)	14	1,103	120
Lease deposits	8,833	8,716	75,496
Long-term prepayments	2,756	3,193	23,556
Deferred tax assets (Note 10)		14	
Deferred losses on hedging instruments, mainly interest rate swaps	10,230	18,971	87,436
Other assets	2,329	2,444	19,905
Total investments and other assets	494,627	501,004	4,227,581
TOTAL	¥2,204,483	¥2,076,727	$18,841,735

See notes to non-consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
CURRENT LIABILITIES:			
Short-term borrowings (Note 8)	¥ 53,000	¥ 15,000	$ 452,991
Current portion of long-term debt (Note 8)	408,797	442,066	3,493,991
Trade notes payable	3,991	4,599	34,111
Trade accounts payable	6,483	5,653	55,410
Obligation under loan guarantees (Note 4)	62,314	43,180	532,598
Income taxes payable	21,163	22,545	180,881
Accrued expenses	6,707	6,952	57,325
Allowance for losses on interest refunds (Note 2.j)	17,020		145,470
Other current liabilities	1,670	1,470	14,274
Total current liabilities	581,145	541,465	4,967,051
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 8)	975,764	931,549	8,339,863
Liability for retirement benefits (Note 2.h)	1,279	1,529	10,932
Deferred tax liabilities	3,760		32,137
Interest rate swaps	9,462	17,835	80,872
Other long-term liabilities	156	41	1,333
Total long-term liabilities	990,421	950,954	8,465,137
SHAREHOLDERS' EQUITY (Notes 9 and 14):			
Common stock,			
authorized, 373,500,000 shares;			
issued, 142,035,000 shares in 2006 and 94,690,000 shares in 2005	83,317	83,317	712,111
Capital surplus –			
Additional paid-in capital	90,225	90,225	771,154
Retained earnings:			
Legal reserve	1,566	1,566	13,385
Unappropriated	450,138	406,979	3,847,333
Net unrealized gain on available-for-sale			
Securities	10,636	5,285	90,906
Treasury stock, at cost – 412,124 shares in 2006 and 284,465 shares in 2005	(2,965)	(3,064)	(25,342)
Total shareholders' equity	632,917	584,308	5,409,547
TOTAL	¥2,204,483	¥2,076,727	$18,841,735

NON-CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
INCOME:			
Interest on loans	¥333,541	¥330,529	$2,850,778
Interest on loan guarantees	4,426	3,043	37,829
Interest on deposits, securities and other	5,274	4,325	45,077
Recovery of loans previously charged off	4,299	4,090	36,744
Gain on exemption from pension obligation of the governmental program (Note 2.h)		208	
Gain on transfer of pension plan (Note 2.h)	284		2,427
Other income	3,109	4,962	26,572
Total income	350,933	347,157	2,999,427
EXPENSES:			
Interest on borrowings	28,347	29,835	242,282
Charge-offs and provision for doubtful loans and claims in bankruptcy	103,520	97,385	884,786
Salaries and other employees' benefits	28,710	28,478	245,385
Advertising expenses	16,534	14,979	141,316
Rental expenses	12,622	14,016	107,880
Commissions and fees	14,024	11,967	119,863
Supplies	2,018	1,028	17,248
Depreciation and amortization	7,588	6,752	64,855
Provision for employees' retirement benefits	730	1,369	6,239
Provision for retirement benefits to directors and corporate auditors	72	76	615
Provision for loss on interest refunds	17,020		145,470
Loss on interest refunds	10,603		90,624
Other expenses	25,366	28,506	216,804
Total expenses	267,154	234,391	2,283,367
INCOME BEFORE INCOME TAXES	83,779	112,766	716,060
INCOME TAXES (Note 10):			
Current	41,576	39,914	355,351
Deferred	(8,179)	5,551	(69,906)
Total income taxes	33,397	45,465	285,445
NET INCOME	¥ 50,382	¥ 67,301	$ 430,615

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.s and 13):			
Basic net income	¥355.77	¥474.13	$3.04
Diluted net income	355.65	474.09	3.04
Cash dividends applicable to the year	60.00	60.00	0.51

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation
Years Ended March 31, 2006 and 2005

	Thousands	Millions of Yen					
			Capital Surplus	Retained Earnings			
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2004	94,690	¥83,317	¥90,225	¥1,566	¥345,497	¥ 4,362	¥(2,062)
Net income					67,301		
Cash dividends paid, ¥60 per share					(5,670)		
Bonuses to directors and corporate auditors					(107)		
Net unrealized gain on available-for-sale securities						923	
Net increase in treasury stock (61,599 shares)					(42)		(1,002)
BALANCE AT MARCH 31, 2005	94,690	¥83,317	¥90,225	¥1,566	¥406,979	¥ 5,285	¥(3,064)
Net income					**50,382**		
Cash dividends paid, ¥60 per share					**(7,080)**		
Bonuses to directors and corporate auditors					**(127)**		
Net unrealized gain on available-for-sale securities						**5,351**	
Net decrease in treasury stock (14,573 shares)					**(16)**		**99**
Stock split (Note 9)	**47,345**						
BALANCE AT MARCH 31, 2006	**142,035**	**¥83,317**	**¥90,225**	**¥1,566**	**¥450,138**	**¥10,636**	**¥(2,965)**

	Thousands of U.S. Dollars (Note 3)					
		Capital Surplus	Retained Earnings			
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2005	$712,111	$771,154	$13,385	$3,478,453	$45,171	$(26,188)
Net income				**430,615**		
Cash dividends paid, $0.51 per share				**(60,513)**		
Bonuses to directors and corporate auditors				**(1,085)**		
Net unrealized gain on available-for-sale securities					**45,735**	
Net decrease in treasury stock (14,573 shares)				**(137)**		**846**
BALANCE AT MARCH 31, 2006	**$712,111**	**$771,154**	**$13,385**	**$3,847,333**	**$90,906**	**$(25,342)**

See notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

AIFUL Corporation
Years Ended March 31, 2006 and 2005

1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of Aiful Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2005 financial statements to conform to the classifications used in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Non-Consolidation** – The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

b. **Cash Equivalents** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. **Inventories** – Inventories consist of property for sale. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment.

d. **Investment Securities** – Investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. **Property and Equipment** – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment, and from 3 to 20 years for furniture and fixtures.

f. **Long-lived assets** – In August 2002, the Business Accounting Council issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003, the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The adoption of the new accounting standard did not have a material impact on the financial position or results of operations of the Company for the year ended March 31, 2006.

g. **Software** – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

h. **Liability for Retirement Benefits** – The Company has a defined contribution pension plan and a prepaid retirement benefits plan which were established on October 1, 2004. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred.

On September 30, 2004, the Company obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a pension portion representing a non-contributory defined benefit plan which the Company has originally set ("additional portion"). As the termination process, the Company transferred pension obligation related to past employee services on the substitutional portion and related assets to the government on March 16, 2005 and recognized a gain on exemption from pension obligation of governmental program in the amount of ¥208 million for the year ended March 31, 2005.

During the year ended March 31, 2006, the Company completed the transfer of pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which are to be allocated to each beneficiary account. As a result, the Company recorded a gain on transfer of pension plans of ¥284 million ($2,427 thousand) in accordance with the provisions specified in the guidance issued by ASB for the year ended March 31, 2006.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,279 million ($10,932 thousand) and ¥1,210 million for the years ended March 31, 2006 and 2005, respectively.

i. **Allowance for Doubtful Loans** – The allowance for doubtful loans is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

j. **Allowance for Losses on Interest Refunds** – The limit of interest rates is regulated by two laws – "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. However, the latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principals under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are valid only if lenders issue notices as prescribed by the law to debtors and debtors pay at their option. However, recent strict interpretation by the courts of the notice requirement and optionality under the latter law has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

In March 2006, the Japanese Institute of Certified Public Accountants issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company lends money at rates between the limit set by the two laws, and have so far charged refund costs to income as incurred. However, the growing number of lawsuits against the Company has increased the materiality of the financial effects of the matters, so the Company decided to record a provision ("Allowance for losses on interest refunds") for prospective interest refunds from the fiscal year ended March 31, 2006.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's past refund loss experience and the recent situation regarding interest refunds.

The effect of this accounting provision was to increase current liabilities as of March 31, 2006 by ¥17,020 million ($145,470 thousand) and to decrease income before income taxes for the year ended March 31, 2006 by the same amount.

k. **Leases** – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

l. **Income Taxes** – The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. **Appropriations of Retained Earnings** – Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

n. **Foreign Currency Transactions** – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income to the extent that they are not hedged by forward exchange contracts.

o. **Interest on Loans** – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

p. **Interest on Borrowings** – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

q. **Bonds Issue Costs** – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

r. **Derivatives and Hedging Activities** – The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expenses or income.

s. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

t. New Accounting Pronouncements:

Business Combination and Business Separation

In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 ASB issued *Accounting Standard for Business Separations* and ASBJ Guidance No. 10, *Guidance for Accounting Standard for Business Combinations and Business Separations.* These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of interests.

These specific criteria are as follows:

(a) The consideration for the business combination consists solely of common shares with voting rights,

(b) The ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) There are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Good will, including negative good will, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statements of income. In a business separation where the interests of the investor continue and the investments is not settled, no such gain or loss on business separation is recognized.

Stock Options

On December 27, 2005, the ASB issued *Accounting Standard for Stock Options* and *related guidance.* The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expenses for employee stock options based on the fair value at the date of grant and over the vesting period as consideration to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholder's equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASB issued ASB Practical Issues Task Force (PITF) No. 13, *Accounting treatment for bonuses to directors and corporate auditors*, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct deduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASB replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. ACCOUNTING CHANGE

Prior to April 1, 2005, guarantees and similar items of bank loans were disclosed in the notes as contingent liabilities. Effective April 1, 2005, the Company changed its method of accounting to record operating loan guarantees as a contra account of obligations under loan guarantees. The effect of this change was to increase current assets and current liabilities at March 31, 2005 by ¥43,180 million.

5. LOANS

Loans at March 31, 2006 and 2005 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Unsecured	¥1,133,083	¥1,093,663	$ 9,684,470
Secured	341,153	345,180	2,915,838
Small business loans	38,481	32,924	328,897
Total	¥1,512,717	¥1,471,767	$12,929,205

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans in legal bankruptcy	¥ 30,309	¥ 28,145	$ 259,051
Nonaccrual loans	63,877	48,221	545,957
Accruing loans contractually past due three months or more as to principal or interest payments	15,667	12,101	133,906
Restructured loans	36,383	40,196	310,966
Total	¥146,236	¥128,663	$1,249,880

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2006 and 2005, the Company had balances related to revolving loan contracts aggregating ¥1,423,276 million ($12,164,752 thousand) and ¥1,365,871 million, respectively, whereby the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2006 and 2005, the balances of unadvanced commitments were ¥569,218 million ($4,865,111 thousand) and ¥549,903 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

6. INVENTORIES

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Property for sale	¥139	¥169	$1,188

7. INVESTMENT SECURITIES

Disclosure of cost and fair value of investment securities at March 31, 2006 and 2005 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2005 consisted of the following

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans from banks, 0.71% to 1.38% (0.70% to 0.74% at March 31, 2005)	¥50,000	¥10,000	$427,350
Loans from other financial institutions, 1.38% (1.38% to 1.48% at March 31, 2005)	3,000	5,000	25,641
Total	¥53,000	¥15,000	$452,991

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans from banks, 0.69% to 2.88%, due serially to 2011 (0.58% to 3.20%, due serially to 2010 at March 31, 2005)	¥ 528,144	¥ 530,924	$ 4,514,051
Loans from other financial institutions, 0.69% to 2.90%, due serially to 2011 (1.45% to 3.35%, due serially to 2010 at March 31, 2005)	202,052	199,789	1,726,940
Syndicated Loans, 0.62% to 1.48%, due serially to 2010 (0.79% to 1.94%, due serially to 2010 at March 31, 2005)	73,368	94,304	627,077
Unsecured 0.80% to 2.00% yen straight bonds, due 2005		80,000	
Unsecured 1.30% to 3.27% yen straight bonds, due 2006	68,500	78,500	585,470
Unsecured 1.66% to 2.51% yen straight bonds, due 2007	43,000	43,000	367,521
Unsecured 0.45% to 2.48% yen straight bonds, due 2008 (0.54% to 2.48% at March 31, 2005)	61,000	51,000	521,368
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	58,000	58,000	495,726
Unsecured 0.80% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2005)	70,000	30,000	598,291
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000	20,000	170,940
Unsecured 1.20% to 1.63% yen straight bonds, due 2012 (1.20% at March 31, 2005)	20,000	10,000	170,940
Unsecured 1.74% yen straight bonds, due 2013	10,000	10,000	85,470
Unsecured 1.99% yen straight bonds, due 2015	10,000		85,470
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006, 1.80% at March 31, 2005)	12,500	12,500	106,838
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 (4.45% at March 31, 2005)	108,500	52,890	927,350
Unsecured 0.86% medium-term notes, due 2005		4,000	
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	8,547
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,641
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	128,205
Other (principally from leasing companies and securitized loan), 0.32% to 2.30%, due serially to 2011 (0.79% to 1.90%, due serially to 2009 at March 31, 2005)	80,497	79,708	688,009
Total	1,384,561	1,373,615	11,833,854
Less current portion	(408,797)	(442,066)	(3,493,991)
Long-term debt, less current portion	¥ 975,764	¥ 931,549	$ 8,339,863

Annual maturities of long-term debt at March 31, 2006 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 408,797	$ 3,493,991
2008	301,541	2,577,274
2009	215,534	1,842,171
2010	210,752	1,801,299
2011	172,680	1,475,897
2012 and thereafter	75,257	643,222
Total	¥1,384,561	$11,833,854

At March 31, 2006, the following assets were pledged as collateral for long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	**¥510,708**	**$4,365,026**
Inventories	**107**	**914**
Total	**¥510,815**	**$4,365,940**
Related liabilities –		
Long-term debt (including current portion of long-term debt)	**¥273,913**	**$2,341,137**

The above table includes loans related to securitized loans of ¥346,796 million ($2,964,068 thousand), and related liabilities (long-term debt including current portion) of ¥128,341 million ($1,096,932 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

If requested by lending financial institutions, the Company has committed to pledge loans of ¥226,643 million ($1,937,120 thousand) as collateral in addition to those shown in the above table. At March 31, 2006, related liabilities for which lending financial institutions can request the Company to pledge additional collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Long-term debt (including current portion of long-term debt)	**¥209,757**	**$1,792,795**

At March 31, 2006, other current assets amounting to ¥1,919 million ($16,402 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's syndicated loans are subject to repayment if the Company fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified equity ratios, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge–off levels. As of March 31, 2006, the Company was in compliance with all of these covenants.

9. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥447,172 million ($3,821,983 thousand) as of March 31, 2006, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved a following stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options was 47 thousand shares as of March 31, 2006.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options was 329 thousand shares as of March 31, 2006.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥8,420 per share during the period from July 1, 2007 to June 30, 2010. The maximum number of shares to be issued upon exercise of the option was 358 thousand shares as of March 31, 2006.

The Company issues treasury stock upon exercise of the stock options.

Pursuant to the revision of the Code, the Company revised its articles of incorporation so that the Company may purchase its common stock as treasury stock by resolution of the Board of Directors.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies may pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeded 25% of the common stock could be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, ASB published a new accounting standard for the presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

10. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current Deferred Tax Assets:			
Allowance for losses on interest refunds	¥ 6,907		$ 59,034
Enterprise tax payable	1,342	¥1,288	11,470
Charge-offs for doubtful loans	4,310	3,668	36,838
Accrued interest on loans	2,625	2,163	22,436
Accrued bonuses	914	968	7,812
Other	404	116	3,453
Current deferred tax assets	¥16,502	¥8,203	$141,043

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Non-current Deferred Tax Assets:			
Provision for doubtful loans	¥ 597	¥ 550	$ 5,102
Depreciation and amortization	1,747	1,636	14,932
Provision for retirement benefits to directors and corporate auditors	519	491	4,436
Other	641	946	5,479
Non-current deferred tax assets	3,504	3,623	29,949
Non-current Deferred Tax Liabilities–			
Unrealized gain on available-for-sale securities	(7,264)	(3,609)	62,086
Net non-current deferred tax assets (liabilities)	¥(3,760)	¥ 14	$(32,137)

As the differences between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of income for both of the years ended March 31, 2006 and 2005 are not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

11. RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at March 31, 2006 and 2005 and transactions of the Company with subsidiaries for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Advances to subsidiaries	¥288,525	¥298,224	$2,466,026
Interest income	5,013	4,076	42,846

12. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2006	¥12,622	¥ 832	$107,880	$7,111
2005	14,016	2,565		

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

	As of March 31, 2006
	Millions of Yen
	Furniture and Fixtures
Acquisition cost	¥1,357
Accumulated depreciation	1,166
Net leased property	¥ 191

	As of March 31, 2005		
	Millions of Yen		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	¥163	¥6,188	¥6,351
Accumulated depreciation	80	5,118	5,198
Net leased property	¥ 83	¥1,070	¥1,153

	As of March 31, 2006
	Thousands of U.S. Dollars
	Furniture and Fixtures
Acquisition cost	$11,598
Accumulated depreciation	9,966
Net leased property	$ 1,632

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	¥180	¥ 916	$1,538
Due after one year	16	268	137
Total	¥196	¥1,184	$1,675

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Depreciation expense	¥803	¥2,455	$6,863
Interest expense	9	50	77

The minimum rental commitments under non – cancelable operating leases at March 31, 2006 were as follows.

	Millions of Yen	Thousands of U.S. Dollars
	March 31, 2006	March 31, 2006
Due within one year	¥241	$2,060
Due after one year	147	1,256
Total	¥388	$3,316

13. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2006 and 2005 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	¥50,382	141,614	¥355.77	$3.04
Effect of Dilutive Securities				
Stock Options		45		
Diluted EPS				
Net income for computation	¥50,382	141,659	¥355.65	$3.04
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	¥67,175	141,680	¥474.13	
Effect of Dilutive Securities				
Stock Options		11		
Diluted EPS				
Net income for computation	¥67,175	141,691	¥474.09	

For the year ended March 31, 2005, bonuses to be paid to directors and corporate auditors of ¥127 million were deducted from net income in non-consolidated statements of income for the purposes of EPS calculation.

14. SUBSEQUENT EVENTS

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2006 were approved at the Shareholders' General Meeting held on June 27, 2006:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.26) per share	**¥4,249**	**$36,316**

b. Administrative Punishment

On April 14, 2006, Kinki Finance Bureau of the Ministry of Finance imposed penalties halting all operations of the Company's business offices except for the receipt of repayments and operations related to protective attachment for respective given days, based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983).

The effects of the administrative punishment on the financial position or results of operations of the Company for the subsequent fiscal years are not currently determinable.

Deloitte.　　Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying non-consolidated balance sheets of Aiful Corporation as of March 31, 2006 and 2005, and the related non-consolidated statements of income, shareholders' equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aiful Corporation as of March 31, 2006 and 2005, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2006

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2006

Group Network (As of March 31, 2006)

Companies/URL (Japanese only)		Business Classification	Equity Position (%)
AIFUL CORPORATION http://www.aiful.jp http://www.ir-aiful.com	 	Unsecured loans / Home equity loans / Small business loans (High risk) / Loan guarantees	–
LIFE Co., Ltd. http://www.lifecard.co.jp		Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans	95.88
BUSINEXT CORPORATION http://www.businext.co.jp		Small business loans (Middle risk) / Home equity loans	60.00
City's Corporation http://www.citys.co.jp Includes shares owned indirectly through City's holding company City Green Corporation		Small business loans (High risk) / Home equity loans	100.00

Companies	URL (Japanese only)	Business Classification	Equity Position (%)
TRYTO CORPORATION	http://365157.jp	Unsecured loans (High risk) / Home equity loans	100.00
Wide Corporation	http://www.wide-net.co.jp	Unsecured loans (High risk)	100.00
TCM. Co. Ltd.	http://www.pockeclub.com	Unsecured loans (High risk)	100.00
Passkey Co., Ltd.	http://www.passkey.co.jp	Unsecured loans (High risk) / Home equity loans	100.00
Id CREDIT CORPORATION (Started September 2005)	http://www.ichilow.co.jp	Unsecured loans (Middle risk)	100.00
NET ONE CLUB CORPORATION (Started September 2005)	http://www.netoneclub.co.jp	Unsecured loans (High risk)	100.00
AsTry Loan Services Corporation	http://www.astry-s.co.jp	Debt collection (Servicer)	86.00
New Frontier Partners Co., Ltd.	http://www.nf-partners.co.jp	Venture capital	100.00
Marutoh KK	http://www.marutoh.com	Real estate business	100.00

Investor Information (As of March 31, 2006)

Corporate Profile

Corporate Name:	AIFUL CORPORATION
Address of Head Office:	381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Date of Establishment:	April 1967
Common Stock:	¥83,317 million
Number of Employees:	Non Consolidated: 3,066 Consolidated: 6,675

Stock Listing

Tokyo Stock Exchange:	The First Section
Osaka Securities Exchange:	The First Section
Securities Code:	8515

Shareholders Information

Number of Shares of Common Stock:

Authorized:	373,500,000 shares
Issued and Outstanding:	142,035,000 shares
Number of Shareholders:	9,668
Independent Auditors:	Deloitte Touche Tohmatsu Shimbashi & Co.
Transfer Agent and Registrar:	The Sumitomo Trust & Banking Co., Ltd.

For Further Information and Additional Copies of This Annual Report, Please Contact

Investor Relations Section
Tokyo Office 8th-Floor Toho-Hibiya Bldg.
(Hibiya Chanter), 1-2-2
Yurakucho, Chiyoda-ku, Tokyo 100-0006 Japan
Phone: +81-3-4503-6100 Facsimile: +81-3-4503-6109
E-mail: ir@aiful.co.jp

Transition of a Stock Price and Volume of Trading (April 1, 2003–March 31, 2006)


(Yen)
15,000
12,500
10,000
7,500
5,000
2,500
0
(Thousands of shares)
30,000
20,000
10,000
0
03/4 5 6 7 8 9 10 11 12 04/1 2 3 4 5 6 7 8 9 10 11 12 05/1 2 3 4 5 6 7 8 9 10 11 12 06/1 2 3

Note: On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to provisions of Article 218 of the Japanese Commercial Code.

Investor Relations Website

To improve its disclosure activities, AIFUL maintains an IR section within its website that contains not only operating results and other statistics, but also the corporate philosophy, management strategy, data on the consumer finance market and business alliances, and other types of information that go beyond financial statements.



http://www.ir-aiful.com/english/index.html

AIFUL CORPORATION

http://www.ir-aiful.com



Serving Up Success

Printed in Japan

EXHIBIT 1(i)

MEMBERSHIP

May 16, 2006

Year-End Financial Statements (Consolidated)

For the fiscal year ended March 2006

AIFUL Corporation
Stock Code: 8515
(URL http://www.aiful.co.jp)

Stock Exchange: Tokyo, Osaka
Headquarters: Kyoto City

Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503 - 6050

Date of the Board of Directors' meeting approving financial statements: May 16, 2006
Adoption of U.S. G.A.A.P.: No

I. Consolidated Business Results for the Year Ended March 31, 2006
(April 1, 2005 – March 31, 2006)

1. Consolidated Operating Results

Note: Amounts in consolidated financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted)

	Operating Revenue		Operating Income		Ordinary Income	
Fiscal year ended March 31, 2006	549,547	6.0%	125,116	(7.1)%	126,964	(6.2)%
Fiscal year ended March 31, 2005	518,416	9.5%	134,716	19.7%	135,294	20.3%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio	Ordinary Income to Total Assets Ratio	Ordinary Income to Operating Revenue Ratio
Fiscal year ended March 31, 2006	65,827	(13.1)%	464.84	464.69	10.1%	4.7%	23.1%
Fiscal year ended March 31, 2005	75,723	21.1%	800.36	800.30	13.0%	5.5%	26.1%

Notes: 1. Equity method investment gain or loss for: Fiscal year ended March 31, 2006: - million yen
Fiscal year ended March 31, 2005: - million yen
2. Average number of shares during: Fiscal year ended March 31, 2006: 141,613,814 shares
Fiscal year ended March 31, 2005: 94,453,068 shares
3. Changes in accounting policies: Yes
4. Percentage figures shown for operating revenue, operating income, etc., show year-on-year growth.

2. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal year ended March 31, 2006	2,790,969	681,694	24.4	4,813.45
Fiscal year ended March 31, 2005	2,574,286	617,352	24.0	6,538.03

Notes: 1. Number of shares issued and outstanding: As of March 31, 2006: 141,622,876 shares
As of March 31, 2005: 94,405,535 shares
2. AIFUL implemented a 1:1.5 stock split on May 23, 2005.

3. Consolidated Cash Flows

(In millions of yen)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Year
Fiscal year ended March 31, 2006	(25,944)	(60,019)	111,185	134,376
Fiscal year ended March 31, 2005	(63,408)	(11,211)	80,318	108,965

4. Consolidated Companies and Companies to Which Equity Method Accounting Applies

Number of consolidated subsidiaries: 13 companies
Number of non-consolidated subsidiaries accounted for by the equity method: 0 companies
Number of affiliated companies accounted for by the equity method: 0 companies

5. Changes in Application of Consolidated Accounting and Equity Method Accounting

Consolidated subsidiaries: (Newly included): 3 companies (Excluded): 0 companies
Companies accounted for by the equity method: (Newly included): 0 companies (Excluded): 0 companies

II. Full Year Forecast (April 1, 2006 - March 31, 2007)

(In millions of yen)

	Operating Revenue	Ordinary Income	Net Income
Interim period ending September 30, 2007	274,232	42,360	22,870
Fiscal year ending March 31, 2007	537,925	96,000	52,540

Reference:
Forecast for net income per share for fiscal year ending March 31, 2007: 370.99 yen

Caution Relating to Results Forecasts:
The above forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

Supplementary Data

I. State of the Group

The AIFUL Group is composed of AIFUL Corporation and 13 consolidated subsidiaries, two non-consolidated subsidiaries and two affiliated companies. The Group is principally engaged in the consumer finance services and credit sales businesses. It is also active in the home equity loan business, small business loans, and debt collection and management.

Business Classification		AIFUL & Subsidiaries	Business Descriptions
Finance Businesses	Consumer finance business	AIFUL Corporation	The Company and its subsidiaries provide small, unsecured loans for consumers.
		Tryto Corporation	
		LIFE Co., Ltd	
		Wide Corporation	
		TCM Co., Ltd.	
		Passkey Co., Ltd.	
		Id Credit Corporation	
		Net One Club Corporation	
	Home equity loan business	AIFUL Corporation	The Company and its subsidiaries provide home equity loans.
		Tryto Corporation	
		LIFE Co., Ltd	
		Businext Corporation	
		City's Corporation	
		Wide Corporation	
		Passkey Co., Ltd.	
	Small business loan operations	AIFUL Corporation	The Company and its subsidiaries lend to small and other businesses.
		Businext Corporation	
		City's Corporation	
	Credit sales business	AIFUL Corporation	The Company and its subsidiary offer credit card shopping, per-item credit, loans and guarantees for consumers.
		LIFE Co., Ltd	
	Debt-collection business	AsTry Loan Services Corporation	This company specializes in the management and collection of a full range of receivables and loans.
Other	Venture capital business	New Frontier Partners Co., Ltd.	This company assesses, invests in and supports venture companies.
	Real estate business	Marutoh K.K.	This company leases real estate.
		City Green Corporation	Holding company for City's Corporation.

The organization chart for the Company's businesses is as follows:


AIFUL Corporation
Finance Business
Consumer finance business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary Wide Corporation
Consolidated subsidiary TCM Co., Ltd.
Consolidated subsidiary Passkey Co., Ltd.
Consolidated subsidiary Id Credit Corporation
Consolidated subsidiary Net One Club Corporation
Home equity loan business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Consolidated subsidiary Wide Corporation
Consolidated subsidiary Passkey Co., Ltd.
Small business loan operations
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Credit sales business
Consolidated subsidiary LIFE Co., Ltd.
Debt-collection business
Consolidated subsidiary AsTry Loan Services Corporation
Other
Venture capital business
Consolidated subsidiary New Frontier Partners Co., Ltd.
Real estate business
Consolidated subsidiary Marutoh K.K.
Consumers

* City Green Corporation is not listed above, since it is a holding company of City's Corporation, and is not active in business.

II. Management Policies

1. Basic Management Policies

AIFUL Corporation will give an account regarding the recent administrative penalties before reporting on its basic management polices.

On April 14, 2006, the Kinki Finance Bureau of the Financial Services Agency imposed penalties based on the provisions of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983), halting all operations at the Company's branches and business offices for a set period (except for the receipt of repayments and operations related to credit protection.)

AIFUL Corporation expresses its deepest apologies for the tremendous inconvenience and concern these administrative penalties have caused for all of its stakeholders, including of course its customers as well as its shareholders.

AIFUL Corporation takes the imposition of the administrative penalties seriously. The Company is determined to enhance its compliance system and to be even more thorough in employee training than in the past in order to prevent the recurrence of legal infringements and to completely ensure the proper management of its operations. The whole Company is united in its endeavors to regain public confidence quickly.

The basic management policies of the AIFUL Group are based on the management principle of "gaining the support of society." Based on this principle, the AIFUL Group will direct its energies to "total compliance" and "a customer-first orientation," striving to obtain the support of all its stakeholders.

2. Basic Policies on Profit Distribution

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this policy, AIFUL aims to distribute profits to shareholders and increase shareholder value via medium to long-term profit growth. The AIFUL Group has a policy of using internal reserves effectively in the strengthening of its corporate infrastructure, including the strengthening of its human resource training and legal compliance system, strategies to boost internal control functions, and investment in IT with an eye to the future, as well as allocating reserves to strategic investment that contributes to expansion of the earnings base for the Group overall, taking factors such as the market environment into account.

3. Management Indicator Objectives

The AIFUL Group puts an emphasis on group ROA from the perspective of seeking to improve management efficiency, and the Group is working to raise ROA.

4. Medium and Long-Term Business Strategies

Japan's consumer credit market was worth approximately 58.2 trillion yen (based on the balance of credit extended), a total that includes 14.8 trillion yen in retail credit and 34.5 trillion yen in consumer loans (excluding deposit and savings-secured loans) in fiscal 2004. In the consumer loan market, the size of the market for companies that specialize in consumer finance stands at 10.2 trillion yen, and it also rose from 12.1% ten years earlier in 1994 to 29.4% in fiscal 2004 as a proportion of the consumer loan market overall.

In this business environment, the AIFUL Group is promoting "total compliance" and "a thoroughly customer-first orientation" as its priority policies, uniting its energies with the intention of contributing to the overall development of a sound consumer credit market.

5. Matters Relating to the Parent Company

There are no relevant matters.

III. Results of Operations and Financial Position

1. Summary of Operations

A. Business Environment

With regard to the Japanese economy during the fiscal year under review, although the Diffusion Index for large manufacturing enterprises, which indicates corporate economic sentiment, stood at 20 points according to the Tankan Survey released by the Bank of Japan in March 2006, which was a decline of one point compared to the previous survey in December 2005, the index for forecast business conditions stood at 22 points, showing no change to the underlying tone of recovery in economic sentiment. Moreover, the indices of business conditions for January 2006 released by the government on March 17, 2006 moved up for the sixth successive month since August 2005 despite being revised slightly downwards from the preliminary figures.

In this business environment, and underpinned by the improvement in the environment with the number of applications for personal bankruptcy published by the Supreme Court falling year-on year for 28 months in a row since November 2003, our industry is witnessing increasingly intensifying competition that includes the expansion of capital and operational alliances between companies in the business that cut across industry boundaries, the entry of IT companies into the finance business, and strengthening of cash advance divisions by credit

card companies. Alongside this, there has been a tendency toward an increase in litigation by lawyers and judicial scriveners claiming interest repayments. These factors combined with the review of the Money Lending Business Control Law, which is slated for three years after its enforcement as stipulated in the Supplementary Provisions for the Money Lending Business Control Law amended and enforced in January 2004, and the discussions at Financial Services Agency's Advisory Panel on Money Lending Business Systems make for an unpredictable operating environment.

B. Operations

(1) AIFUL Corporation

A summary of loan operations by product in the fiscal year under review is as follows.

i) Unsecured Loans

There were 520,000 new applications for unsecured loans during the consolidated fiscal year under review, a decrease of 3.9% compared to the previous year, and new account acquisitions were 338,000, down 1.6% year-on-year. New account acquisitions in the second half of the year (from October 2005 on) were 174,000, up 4.9% compared to the same period the previous year, which indicates a slight undertone of recovery from the trend of decline that has persisted since the year ended March 2003. The proportion of new account acquisitions accounted for by the Internet channel was up to 14.7% (11.8% in the previous year).

As a result, unsecured loans outstanding stood at 1,133,083 million yen, up 3.6% year-on-year at the end of the consolidated fiscal year under review.

ii) Home Equity Loans and Small Business Loans

The balance of loans outstanding for other products at the end of the consolidated fiscal year under review was 341,152 million yen, down 1.2% year-on-year, for home equity loans, and 38,480 million, up 16.9% year-on-year, for small business loans.

A summary of business other than loan operations is as follows.

iii) Guarantee Business

The credit guarantee business is a fee business that guarantees loan products handled by financial institutions. The business handles guarantees for unsecured personal loans and unsecured small business loans.

At the end of the consolidated fiscal year under review, AIFUL's tie-ups by loan product numbered 44 unsecured personal loan companies and 57 small business loan companies, and the balance of customers' liabilities for acceptances and guarantees (balance of guarantees for partner financial institutions, etc.) stood at 62,313 million yen.

iv) Credit Cards

On November 16, 2005, AIFUL began issuing the JJ CLUB 100 Premium Card, a new co-branded card with NEXT JAPAN Co., Ltd., which operates JJ CLUB 100, Japan's first franchise chain of multi-leisure facilities with a timed use membership system, which has six million members.

v) Branch Network

In the consolidated fiscal year under review, AIFUL opened 352 branches, chiefly for the roll out of *Suguwaza* loan application processing machines, and closed 12 branches. As a result, the number of branches at the end of the consolidated fiscal year under review totaled 1,912, with 515 staffed branches and 1,397 unstaffed branches.

In terms of the channels for cash services, customers had access to 86,639 CDs/ATMs, including AIFUL's own ATMs and those of 93 partner banks and 14 partner companies.

Apart from this, AIFUL has been working to open up its own nationwide ATMs to other companies in an efficient use of management resources, and it had 17 ATM partner companies at the end of the consolidated fiscal year under review.

As a result, AIFUL's loans outstanding at the end of the consolidated fiscal year under review stood at 1,512,717 million yen, an increase of 2.8% year-on-year.

(2) LIFE Co., Ltd.

During the consolidated fiscal year under review, which was the initial fiscal year for its second medium term business plan, LIFE Co., Ltd., further focused its energies on positioning the credit card business as its core business. As the same time, the company continued working to expand the operating base of its existing businesses.

In the credit card business, LIFE concluded alliances in the retail industry that included a tie-up with major mail order company Image Co., Ltd., moved forward actively in the affinity segment and in tie-up negotiations with financial institutions, and worked to issue corporate credit cards. Moreover, LIFE concluded a membership card agreement with the hospital affiliated with Tokyo University's medical school, and it has been striving to develop new services and added value through a credit card tie-up, such as plans to provide a service that allows patients to go home without waiting for accounting procedures at a counter when they pay for out-patient treatment by credit card. In terms of customer service. LIFE is seeking to enhance its points service by conducting reforms of its programs to include awarding five times the

usual number of points in the month of a cardholder's birthday as well as commencing involvement with G Point. Japan's biggest points exchange service.

As a company that issues credit cards, LIFE has produced a television commercial that aims to raise awareness of phishing, one of a number of forms of credit card scams that have occurred recently, in its efforts to communicate its response to credit card crime for the security of its customers in a way that is easy to understand. The commercial went on air in October 2005.

Moreover, the company's mixed media commercial campaign, including web advertising, which began its fifth round in February 2006, has received a major response from customers, including being selected for the Top Ten Commercials of the Year, and the number of hits on the company's website has also increased exponentially. Moreover, LIFE has also been actively involved in the sponsorship of various events, supporting the holding of the LifeCard Ladies Golf Tournament, the Real Madrid World Tour and ladies figure skating. In addition, the company concluded an official partnership agreement with the Super Aguri F1 Team on March 31, 2006, and it is planning to issue an official Super Aguri F1 Team Card in the future.

As a result, the total number of credit card holders at the end of the consolidated fiscal year under review rose 1,180,000 to 13,090,000.

In light of social issues that include nefarious schemes by home renovation firms that target the elderly, LIFE has been responding by making its screening criteria for member stores more rigorous as well as continuously implementing regular monitoring of its member stores in the per-item credit business.

Moreover, the company opened two LifeCard Stores, which it is developing as a brand shop, during the current fiscal year, and it will be steadily expanding the stores in the future.

As a result of the foregoing, the volume of business in the consolidated fiscal year under review was up 26.0% year-on-year to 476,343 million yen for credit card shopping, down 21.7% to 121,911 million yen for per-item credit, up 8.2% to 30,032 million yen for credit guarantees, and up 8.2% to 347,861 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Loans

Businext Corporation conducted an expansion of branches that included the opening of the Fukuoka Branch in April 2005 as well as the establishment of a new type of business office that focuses on direct marketing in Niigata and Utsunomiya. Moreover, the company reviewed its scoring system in November 2005, putting its efforts into further improving the quality of receivables.

As a result, at the end of the consolidated fiscal year under review, loans outstanding at Businext stood at 73,110 million yen, up 53.5% year-on-year.

As a result of factors such as sales of the low-interest loan product Super Business Loan, loans outstanding at City's grew 48.6% to 67,857 million yen at the end of the consolidated fiscal year under review.

ii) Consumer Finance

Since opening the Hakata-Eki Mae Branch in June 2005, Tryto Corporation has begun opening branches in the Kyushu area with 11 branches now open for business, including the Kagoshima Branch in July 2005, the Oita Branch in September 2005, and the Nagasaki Branch in December 2005. As a result, loans outstanding stood at 66,544 million yen at the end of the consolidated fiscal year under review, up 14.5% year-on-year.

Moreover, Wide Corporation has continued efficiently expanding its business in the eastern Japan area. As a result, loans outstanding totaled 99,890 million yen (up 4.8%, including 6,575 million yen in off-balance sheet receivables resulting from securitization) at the end of the consolidated fiscal year under review.

Apart from this, TCM Co., Ltd., and Passkey Co., Ltd., have been making efforts to further raise management efficiency as members of the AIFUL Group.

iii) Specialized Internet Loan Companies

The AIFUL Group established Id Credit Corporation and Net One Club Corporation, which are specialized Internet loan companies, with the aim of catering to the diverse needs of customers using IT technology, and the companies began operations on February 14, 2006.

Both companies provide unsecured loans via low-cost operations with no branches and a small number of staff.

iv) Servicing

In order to manage and collect a diverse range of monetary claims, AsTry Loan Services Corporation has focused its energies on expanding the receivables it handles while carefully assessing the environment. As a result, the company registered a steady performance with balance of receivables purchased standing at 10,932 million yen at the end of the consolidated fiscal year under review, up 36.0% year-on-year.

v) Venture Capital

New Frontier Partners Co., Ltd., is actively involved in secondary investment, primarily including investment in new ventures. In addition, in June 2005 the company invested in the production of the movie *Beruna no Shippo* ("Berna's Tail"), scheduled for screening in 2006, in its first investment in content.

As a result, total investments at the end of the consolidated fiscal year under review stood at 4,628 million yen (including investment in funds), up 13.2% year-on-year.

As a result, AIFUL and it subsidiaries had 2,232,417 million yen in loans outstanding, up 6.5% year-on-year, 285,041 million yen in installment receivables, up 3.0%, 153,766 million yen in customers' liabilities for acceptance and guarantees (balance of guarantees for partner financial institutions, etc.), up 8.7%, and 10,520 million yen in other operating receivables, up 0.3%, at the end of the consolidated fiscal year under review. The amounts above include 183,861 million yen in off-balance sheet loans due to securitization (including 108,400 million yen in loans outstanding and 75,460 million yen in installment receivables.)

C. Status of Capital Procurement

During the consolidated fiscal year under review, the AIFUL Group has endeavored to further diversify its methods of fund procurement, raising 70 billion yen through straight domestic bonds, 140 billion yen through securitization, and 500 million US dollars (55,610 million yen) through US dollar-denominated straight bonds.

As a result of these efforts, the balance of funds procured during the consolidated fiscal year under review was 1,792,746 million yen, up 7.1% year-on-year.

D. Overview of Performance

As a result of the factors described above, the AIFUL Group's operating revenue for the consolidated fiscal year under review increased by 6.0%, to 549,547 million yen.

AIFUL's non-consolidated operating revenue grew 0.9% year-on-year to 343,515 million yen, comprising 62.5% of the Group's revenue. LIFE recorded operating revenue of 132,251 million yen, an increase of 8.4% year-on-year, comprising 24.1% of the Group's revenues.

Of consolidated operating revenue, 491,357 million yen, or 89.4%, was accounted for by interest on loans to customers, 28,951 million yen or 5.3% by revenue from credit card shopping and per-item credit, 8,667 million yen or 1.6% by credit guarantee revenue.

Operating expenses for the AIFUL Group totaled 424,431 million yen, up 10.6% year-on-year. Of this amount, AIFUL's non-consolidated operating expenses accounted for 60.3%, or 255,966 million yen, up 9.8% year-on-year, while LIFE's operating expenses accounted for 25.3%, or 107,356 million yen, up 1.8% year-on-year.

Total Group operating expenses can be broken down into 166,193 million yen (or 39.2%) for bad debt-related expenses, 37,762 million yen (or 8.9%) in financial expenses, 28,018 million yen (or 6.6%) in advertising expenses, 58,256 million yen (or 13.7%) in personnel expenses, and 28,490 million yen (or 6.7%) in commissions paid.

The 2,055 million yen in write-down of consolidation adjustment account accrued with the purchase of consolidated companies was recorded as an operating expense.

AIFUL has calculated a new 21,074 million yen reserve for losses on interest repayments to provide for future interest repayments. Accompanying this, the Company revised its consolidated and non-consolidated financial results forecasts for the year ended March 2006 down on April 3, 2006.

As a result of the foregoing, consolidated operating income for the consolidated fiscal year under review decreased 7.1% to 125,116 million yen, ordinary income was down 6.2% to 126,964 million yen, and net income fell 13.1% to 65,827 million yen. AIFUL's non-consolidated operating income decreased 18.6% to 87,548 million yen, ordinary income was down 15.9% to 94,632 million yen, and net income fell 25.1% to 50,381 million yen.

E. Outlook for the Fiscal Year Ending March 2007

In terms of the outlook for the next fiscal year, firstly, positive signs, including the improvement in the unemployment rate and the decline in the number of applications for personal bankruptcy, have been appearing in the market environment with the undertone of recovery in the Japanese economy, making for a tough but promising environment. On the other hand, in terms of the business environment, there is a possibility of amendments to business-related legislation, and there are concerns over the impact on the industry and the business of the AIFUL Group.

In this environment, the issues to be addressed by the AIFUL Group are to monitor amendments to business-related legislation and respond quickly and appropriately when changes are made, while also working on exhaustive cost reductions.

Moreover, in its response to the current tough market environment, the AIFUL Group will put into practice the issues raised by "Voluntary Efforts to Further Increase the Soundness of the Consumer Finance Market" published by AIFUL and six other consumer finance companies on March 28, 2006. At the same time, the Group will be united in advancing "total compliance" and "a customer-first orientation" as its priority policies with the intention of contributing to the sound overall development of the consumer credit market.

In the year ending March 2007, we predict a 2.1% decline to 537,925 million yen in consolidated operating income, a 24.4% decrease to 96,000 million yen in ordinary income, and a 20.2% decrease to 52,540 million yen in net income. We forecast that AIFUL's non-consolidated operating income will decrease 6.2% to 322,368 million yen, ordinary income will fall 31.3% to 65,000 million yen, and net income will decrease 24.4% to 38,085 million yen.

2. Qualitative Information on Changes in Consolidated Financial Position

A. Assets

Loans totaled 2,124,017 million yen, an increase of 6.4% year-on-year. This was primarily due to increases in group loans. Businext's loans totaled 73,110 million yen, City's loans were 67,857 million yen, and Wide Corporation's loans amounted to 93,315 million yen. Installment receivables rose 8.9% year-on-year to 209,581 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at LIFE Co., Ltd. Customers' liabilities for acceptances and guarantees rose 8.7% to 153,766 million yen. Allowance for bad debts increased 7.7% year-on-year to 171,715 million yen. Consolidated loans and installment receivables do not include 183,861 million yen in receivables (108,400 million yen in loan receivables and 75,460 million yen in installment receivables) taken off the balance sheet by securitization of receivables.

The consolidated adjustment account was 9,272 million yen, down 15.8% year-on-year.

B. Liabilities

The balance of interest bearing debt from direct and indirect fund raising at the end of the consolidated fiscal year under review stood at 1,792,746 million yen, up 7.1% year-on-year. Apart from this, AIFUL recorded a 21,074 million yen reserve for losses on interest repayments to provide for future interest repayments.

C. Shareholders' Equity

Consolidated shareholders' equity at the end of the consolidated fiscal year under review was 681,694 million yen, and the equity ratio stood at 24.4%. AIFUL's non-consolidated shareholders' equity was 632,917 million yen, and the equity ratio stood at 28.7%.

D. Cash Flows

Despite a decrease due to such factors as an increase in operating receivables, new capital expenditure and short term borrowing, cash and cash equivalents at the end of the consolidated fiscal year under review stood at 134,376 million yen, up 25,411 million yen compared to the end of the previous consolidated fiscal year, as a result of financing activities such as the issue of bonds.

(1) Cash Flow from Operating Activities

With net income before taxes of 112,773 million yen, net cash used by operating activities fell 25,944 million yen, compared to a decrease of 63,408 million yen a year earlier, due to an increase in loans and other operating receivables and to the payment of corporate tax.

(2) Cash Flow from Investing Activities

Cash used by investing activities recorded a decline of 60,019 million yen (11,211 million yen decline in the previous fiscal year) as a result of an increase in capital expenditure, including automatic loan-contracting machines, and short term borrowing (repurchase agreements).

(3) Cash Flow from Financing Activities

Cash generated by financing activities rose 11,185 million yen (80,318 million yen increase in the previous fiscal year) as a result of indirect fund raising that included borrowing and direct fund raising that included the issue of commercial paper and bonds.

IV. Business Risk

The main factors that may affect the financial position, business performance and share price of the AIFUL Group are those described below. In addition, matters which are certainly not categorized as risk factors but which are considered important in making investment decisions or in understanding business activities are also described, in an effort to be even more proactive in disclosing information to investors.

Aware of the potential for these risks to occur, the Group endeavors to avoid their occurrence. However, the following descriptions do not include all risks. Material in the text relating to the future was current as of March 31, 2006.

1. Legal Regulations

A. Legal Compliance System

On April 14, 2006, AIFUL Corporation was deemed in breach of the Money Lending Business Control and Regulation Law ("Money Lending Control Law" below) with respect to the unlawful preparation and exercise of letters of attorney, demanding claims against borrowers who had received judgments for the commencement of assistance, the frequent demanding of claims through telephone calls to the debtor's workplace, persistently requesting cooperation from third parties in the demanding of claims, and inadequate entries in the records of negotiations as a result of on-the-spot inspections by the Kinki Finance Bureau of the Financial Services Agency. The Company was penalized with the halting of operations for between 20 and 25 days from May 8, 2006 at five of its branches and offices and for three days from May 8, 2006 at all of its other branches and offices.

In its endeavors to enhance its compliance structure, AIFUL Corporation had already established a Compliance Committee and a Group Compliance Committee as well as collecting information on risk and taking preventative measures. Moreover, the Company had established a Compliance Office as a specialist department for verifying and assessing the company-wide compliance set up. However, in light of the

penalties above, AIFUL has undertaken the following reviews in order to ensure an even more effective system, especially with regard to the response to business-related legislation.

- In its review of the internal regulation relating to operations, the Company has prepared a new process for the series of operations for lawful and proper operations management, and it is working to create a system that enables the lawfulness of individual operations to be confirmed at all times, including increasing the number of items for attention under applicable laws and regulations.
- In its review of operations-related systems, the Company is seeking to improve its systems as well as further computerizing its operations with the aim of making the proper response to the demands of legislation related to the Company's business and avoiding human error.
- In its review of the in-house training system, AIFUL Corporation will seek to enhance the acquisition of legal knowledge and the absorption of awareness of legal compliance in its training curriculums for employees immediately after joining the Company through to managers. At the same time, the Company is planning to introduce an in-house licensing system in order to assess the legal compliance situation for each employee.
- In its review of the internal auditing system, the Company will add items for checking in auditing operations with a focus on legal compliance to establish a multi-level checking system that includes independent checking as well as checks by superiors and checks by the internal auditing departments, as it works to prevent and quickly detect illegal practices.
- In its review of products and operations, AIFUL Corporation will change its home equity products to set loan amounts based on disposable income in order to prevent excessive lending. At the same time, the Company will revise the forms for its operations in order to confirm customer intentions properly.

In the event that unlawfulness and scandal, including activities in breach of the law involving the employees of the AIFUL Group occur despite these reviews and the response made by the Company, this will result in legal punishments such as administrative penalties and other obligations, and could affect confidence in the Group as well as its financial position and performance.

B. Business Regulations

In terms of the legal regulation of business, the loan business, including the AIFUL Group's mainstay consumer finance business, is subject to the application of the Money Lending Control Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits, and Interest on Deposits (called "Capital Subscription Law" below). Under these laws, business is subject to a range of regulations. These include the prohibition of excessive lending, the publication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertising, duty to provide explanations when concluding a loan agreement, the issue of documents, the issue of receipts, the preparation of account books, limitations on the acquisition of blank powers of attorney, regulation of collection activities, surrender of claim documents, the posting of signs, regulation of the cession of obligation, duty to disclose transaction history, the appointment of managers to handle lending operations, the carrying of identification documents, the legal regulation of the items to be entered on payment notices, and regulations on the proper handling of personal information.

In addition, the Administrative Guidelines for Precautions Regarding Financial Supervision (Administrative Guidelines) of the Financial Services Agency of Japan, the supervisory agency for AIFUL Corporation, dated October 29, 2003, set standards for preventing excessive lending. The amount that one lender can lend to a borrower with a brief screening at a counter in unsecured, non-guaranteed loans is 500,000 yen or an amount equivalent to 10% of the annual income of the borrower.

Moreover, the AIFUL Group's credit card shopping and per-item credit businesses are subject to a range of regulations based on the application of the Installment Sales Law. These regulations include the publications of terms of business, the issue of documents, the limitation of the amount of compensation for damages accompanying the cancellation of contracts, pleas against installment sales service providers, the prevention of purchases that exceed capacity to pay, and the prevention of consumer problems related to continuous service.

On May 1, 2005, the Administrative Guidelines were partially amended to (a) add failure to take the necessary and appropriate measures to ensure that the duty to provide explanations is fulfilled when engaged in the operation of a money lending business (such as specifying in internal regulations and operations manuals that it is necessary to provide explanations when concluding a loan contract or a guarantee contract so that the opposite party can understand the details of the contract) as an example of an action that could very likely correspond to a violation of paragraph 2, Article 13 of the Money Lending Business Control Law, which prohibits lending based on unlawful or clearly unfair methods, (b) stress the supervisory policy concerning the duty of money lenders to provide explanations, (c) reinforce the duty of money lenders to provide explanations relating to guarantees (they should provide an explanation of the legal consequences and risks for the guarantor if they are actually forced to fulfill the guaranteed obligation in accordance with the details of the individual contract and the ability of the opposite party to understand), and (d) establish a new provision concerning the duty of money lenders to provide an explanation regarding letters of attorney authorizing creation of notarized documents (they should provide an explanation so that the essential details, including the legal consequences of preparing a notarized document with a compulsory execution agreement attached, in accordance with the details of the individual letter of attorney and the ability of the opposite party to understand.

Moreover, the Administrative Guidelines were partially amended on November 14, 2005 to clarify the duty of the money lender to disclose transaction histories.

Furthermore, the Cabinet Order for the Partial Amendment of the Enforcement Regulations of the Money Lending Business Control Law was promulgated and implemented on April 11, 2006 to change the provisions for the mandatory matters to be recorded on the receipts and payment advice documents provided when a money lender receives a repayment. In addition, matters to be entered related to acceleration in an agreement were added to come into force on July 1, 2006. In addition, there are plans to partially amend the Administrative Guidelines in May 2006 (a) to clarify that demands by the money lender for the debtor to maintain the amount of a debt through refusal of repayments and blanket increases in the borrowing limit despite not having been requested by the customer fall under "solicitations to borrow more than necessary" and to clarify the need to examine and record in writing whether a debtor can make repayments without converting the relevant

property into cash when seeking collateral on property for lending and the need to record the results of screening of a guarantor's ability to fulfill the guaranteed obligation in writing in order to prevent excessive lending, and (b) to clarify that the actions listed in the Administrative Guidelines as examples of acts that very likely to constitute infringements of paragraph 2, Article 13 of the Money Lending Business Control Law must not be committed when changing an agreement, including requiring a debtor to make automatic transfers from an account into which a public benefit is paid, except when requested by the debtor himself or herself for his or her own convenience, in the relevant examples.

AIFUL Corporation is currently considering the steps it will take to address these amendments, and intends to respond in the appropriate manner.

Apart from this, the Advisory Panel on Money Lending Business Systems, which includes experts, is currently being convened as needed by the Financial Services Agency, and discussions there include comprehensive legislative amendments in the future based on the current status of provisions and regulations in the money lending industry to include such areas as the maximum interest rate, the prevention of excessive lending, measures to counter black market lending, and the computerization of the duty to provide documents.

In the event that the Money Lending Business Control Law and related legislation is amended in the future as a result of this, there is a possibility of a contraction in the size of the market, depending on the details of the changes, and this could affect industry performance, including a decline in interest income accompanying a decrease in operating loans within the industry and for AIFUL Corporation and an increase in credit costs, including reserves for bad debts. Moreover, responding to such amendments or further strengthening of regulations will give rise to new, unanticipated expenses. As a result, the financial position and performance of the AIFUL Group could be affected.

C. Lending Rate

The Law to Partially Amend the Money Lending Business Control and Regulation Law came into force on June 1, 2000, and under the Capital Subscription Law, the maximum lending rate for when money lenders make loans as part of business operations was reduced from 40.004% per annum to 29.2% per annum, and infringements are subject to criminal penalties. However, the maximum lending rate at the AIFUL Group is lower than this.

In addition, Paragraph 2 of Article 12 of the Supplementary Provisions of the Law to Partially Amend the Money Lending Business Control and Regulation Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits and Interest on Deposits (called "Law to Amend the Money Lending Business Regulation Law and Capital Subscription Law" Below) promulgated on August 1, 2003 sets a target of three years after the enforcement of the Law to Amend the Money Lending Business Regulation Law and Capital Subscription Law for the necessary review of Paragraph 2, Article 5 (Ceiling Interest Rate) of the Capital Subscription Law, taking into consideration demand for funds and other economic and financial conditions, the financial resources of borrowers, the progress in the establishment of lending rates in accordance with creditworthiness, and other circumstances in the business of money lenders. In view of this specification by the Supplementary Provisions, it cannot be denied that there is a possibility that the maximum interest rate under the Capital Subscription Law may be reduced to a level that is lower than the current rate as a result of the amendment of the Capital Subscription Law and the Interest Limitation Law. In the event that the rate is lowered to a level lower than the current one, this could affect the money lending-related business and performance of the AIFUL Group.

In addition, under Paragraph 1 of Article 1 of the Interest Limitation Law, a contract for interest on a cash loan for consumption is considered invalid with regard to the portion in excess of the interest ceiling (20% when the principal is less than 100,000 yen, 18% when the principal is less than 1,000,000 yen, and 15% when the principal is 1,000,000 yen or more). When the debtor paid the relevant excess portion voluntarily under paragraph 2 of the same Article, it is considered that he or she shall not be able to claim repayment. However, under Article 43 of the Money Lending Business Regulation Law, when the document specified in the same Law has been issued to the borrower at the time of the loan and the borrower has voluntarily paid the excess portion as interest, and these payments are based on the contract, which is the issued document specified by the same Law, this payment is regarded as the repayment of valid interest on the debt, notwithstanding the provision of Paragraph 1 of Article 1 of the Interest Limitation Law (payments under the relevant provision called "deemed payments" below.).

Nevertheless, the Supreme Court ruling on January 13, 2006 ruled that the payment of the portion exceeding the ceiling on interest set in paragraph 1, Article 1 of the Interest Limitation Law under a covenant requiring the lump sum payment of the outstanding loan in the event that the payment of a loan installment is late is effectively compulsion and can not be deemed as a voluntary payment by a borrower. In addition, the court ruled that paragraph 2, Article 15 of the Enforcement Regulations for the Money Lending Business Control Law under which the entry of the contract date on the receipt can be substituted with the contract number exceeds the scope of legal authorization and is invalid. So far a number of lawsuits have been brought for the repayment of the excess portion on the interest ceilings stipulated by the Interest Limitation Law due to a lack of preparation in the industry of the matters to be entered on the contract document specified in the Money Lending Business Regulation Law, and a number of rulings in favor of these suits have been passed down.

A number of lawsuits for the repayment of excess interest have also been lodged against the AIFUL Group. There have been cases in which the plaintiffs' claims that the Group did not fulfill its obligation as a loan business operator to issue the necessary documents required for the payment to be regarded as "deemed payments" under the Money Lending Business Regulation Law have been recognized, as well as cases in which the Company has made repayment of excess interest based on settlements. As a result, repayments of the relevant interest overpayments during the consolidated fiscal year under review stood at 13,108 million yen. Moreover, AIFUL Corporation is recording a reserve (reserve for losses on interest repayments, 21,074 million yen) from the consolidated fiscal year under review to provide for repayment risk equating to excess interest.

Nevertheless, in the event that repayments of excess interest arise exceeding the relevant reserve, this, as well as amendments to related legislation, could affect the financial position and performance of the AIFUL Group.

D. Financial Services Agency Administrative Guidelines

Based on the Money Lending Business Regulation Law, when the AIFUL Group, which operates a money lending business, concludes a loan agreement or a guarantee agreement, and extends a loan, it has an obligation to issue a document that records the specified matters concerning the terms of the loan immediately to the customer, who is the borrower, and the guarantor.

The Administrative Guidelines require lenders to issue a document that records all the statutory matters immediately whenever a customer borrows funds from an ATM or staffed office (includes mailing the document immediately) in addition to issuing the prescribed document when the contract is concluded. The AIFUL Group changed the software for the Company's ATMs and has been issuing the document described above that records all the statutory matters since August 2003, and it is taking measures to change the matters recorded based on the amendments to the Enforcement Regulations for the Money Lending Business Control Law as described previously with relation to the statutory matters to be recorded on the relevant document. In addition, for the ATM's of partner financial institutions, the Company obtains the prior consent of customers to mail the document that records the statutory matters to the customer separately immediately after a loan. However, the Company does not mail the document to customers from which it has not obtained prior consent.

The Financial Services Agency has statutory authority to impose administrative penalties for non-compliance by lenders with such obligations as issuing documents and providing explanations, including an order to completely or partially suspend business, to restrict the use of ATMs at partner financial institutions, as well as to cancel registration as a lender. The imposition of such administrative penalties on the AIFUL Group could affect the Group's performance and financial position.

E. Other Laws

(1) Personal Information Protection Law and the Handling of Personal Information

On April 1, 2005, the Personal Information Protection Law and the accompanying guidelines on the protection of personal information established by each government ministry came into force. Under the law, businesses that handle personal information have specific reporting obligations when judged necessary. In addition, the competent Minister can recommend or order that the necessary measures be taken when deemed necessary to protect the interests of individuals in the event that specific obligations under the Law are breached. Furthermore, businesses are required to make notification, clearly state and publish the purpose of use of personal information, obtain the consent of customers where necessary related to the handling of personal information, to supervise sub-contractors when subcontracting the handling of personal information, establish a system for security management from the organizational, personnel and technological perspectives, and publish their basic policy on the handling of personal information. In accordance with this, after reviewing its handling of personal information, the AIFUL Group has also taken measures to prevent the leaking of personal information before it happens. The credibility, financial condition and performance of the AIFUL Group may be affected in the event of a leakage of personal information for any reason or in the event that the Group is subject to a recommendation or order from the Financial Services Agency.

(2) Amendment of the Judicial Scrivener Law

Effective April 1, 2003, the Judicial Scrivener Law was amended to expand the scope of judicial scrivener services, making it possible for judicial scriveners to appear as representatives in court like lawyers in cases such as arbitration and civil lawsuits (maximum claim of 1.4 million yen) that can be handled by a summary court. So far, there has not been a substantial impact from the increase in the number of lawsuits and adjustments of debt using judicial scriveners as representatives. However, if future trends and further expansion in the scope of services bring about a further increase in lawsuits and adjustments of debt, it may lead to longer repayment plans for the Group's loans and a rise in bad debts. This could affect the performance of the AIFUL Group.

(3) Impact from Amendment of Bankruptcy Law

The amendments to the Bankruptcy Law came into force on January 1, 2005. The amendments seek to streamline and accelerate bankruptcy proceedings. If the amendments are accompanied by a rise in the number of bankruptcies, it could lead to an increase in bad debts, and this could affect the performance of the AIFUL Group.

(4) Possibility of Increase in Adjustment of Debts due to Formulation of the Special Conciliation Law and Amendments to Civil Rehabilitation Law

Under the Law concerning Special Conciliation to Promote the Liquidation of Specified Debts that came into force on February 17, 2000, debtors who are likely to be unable to pay off their debts, are now able to negotiate with creditors via arbitration by an arbitration committee composed of a judge and civil conciliators with specialist knowledge and experience in the necessary laws, taxes, finances, corporate finances, and asset appraisal, depending on the nature of the business operated by the debtor to adjust the debt, such as by changing the due date for payment. In addition, the amendments also made it possible for a debtor to request a suspension of civil execution proceedings against personal assets during the special conciliation proceedings.

Moreover, under the amended Civil Rehabilitation Law, which came into force on April 1, 2001, a number of optional proceedings were adopted to allow the postponement of loan repayments, without adjudication of bankruptcy, for personal loans to bankrupt borrowers. One of the procedures based on the Law does not require the approval of creditors for a draft rehabilitation plan. In addition, in certain circumstances, it makes it possible to avoid losing a personal residence covered by a home loan through the application of the special provisions for home funds.

So far, large numbers of AIFUL Group customers have not requested legal protection from creditors as a result of these introductions to the legal system. However, in the event of an increase in the future due to economic trends and so on, it could lead to longer repayment plans for the Group's loans and a rise in bad debts. This could affect the performance of the AIFUL Group.

2. Capital Procurement Environment: Trends in the Borrowing Rate

A. Interest Rate Fluctuation Risk

The interest rate for the capital procurement of the AIFUL Group varies depending on the market environment and other factors. In order to minimize the risk of interest rate fluctuation, the Company hedges against increases in interest rates using interest caps and swaps. However, the performance of the AIFUL Group could be affected by future increases in interest rates.

B. Status of Capital Procurement and Diversification

The AIFUL Group has been seeking to diversify its fund raising methods to include borrowing from financial institutions, syndicate loans, corporate bonds, commercial paper and asset securitization. At present, the AIFUL Group considers that there are no difficulties in procuring loan funds. However, capital procurement on the same terms as at present may become difficult if borrowing terms deteriorate and the amount of borrowings falls due to a decline in the Company's creditworthiness, and this could affect the performance of the AIFUL Group.

3. Changes in Performance

The very framework of the environment surrounding the AIFUL Group is changing from the former competition within a specialist consumer finance market to a fierce competition for one overall consumer credit market that encompasses banks, credit card companies, installment sales companies, and companies specializing in consumer finance. Moreover, an increase in the number of personal bankruptcies has a major impact on a rise in bad debts in the consumer finance industry. A decline in the rate of increase in the number of applications for personal bankruptcy began to appear in July 2003, and negative year-on-year growth has lasted since November 2003. However, so long as the persistently high level of unemployment due to the deterioration in the earnings and employment environment of recent years and flat income levels for the employed persist into the future, it is expected that the number of personal bankruptcies will remain at a high level. These factors make the environment unpredictable.

While taking this business environment into consideration, the AIFUL Group intends to promote business diversification and develop a range of other strategies. However, further changes in the market environment, including legal regulations, economic fluctuations and the competitive situation could affect the business and performance of the AIFUL Group.

4. Dislocation, Breakdown and Other Damage to Technology Systems, including Information Network System and Internet Services

The AIFUL Group depends on internal and external information and technology systems to manage its business, and this dependence on software, systems and networks to manage the business office network and the diversity of information that makes up the Group's business, including account data is growing. The hardware and software used by the AIFUL Group could suffer damage or interruption by human errors, natural disasters, power outages, computer viruses, and other similar phenomena or be affected by an interruption in support services provided by a third party, such as a telephone company or an Internet service provider. Such dislocation, breakdown, delay or other damage in information or technology systems could reduce the number of accounts established, delay the repayment of accrued balances, reduce the trust of consumers in the AIFUL Group's business, or result in other disadvantageous effects on the performance of the AIFUL Group.

The AIFUL Group seeks to duplicate both its hardware and telecommunications equipment to keep damage to a minimum by replacing equipment with backups when damage occurs. However, interruption to the operations of the AIFUL Group may be unavoidable in the event of natural disasters, such as earthquakes or typhoons.

5. Significant Lawsuits

The AIFUL Group is aware of a number of lawsuits based on the Group's loan collection practices that have been lodged by some groups. In the event that further lawsuits are lodged in the future, new and unanticipated expenses will arise. Moreover, coverage of such lawsuits by the mass media will affect whether and how customers use AIFUL, stock price formation and borrowing of funds. As a result, the AIFUL Group's financial position and performance could be affected.

V. Consolidated Financial Statements

1. Consolidated Balance Sheets

(In millions of yen, except where noted)

Category	Note No	End of previous consolidated fiscal year (As of March 31, 2005) Amount		%	End of current consolidated fiscal year (As of March 31, 2006) Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents	*2		109,575			134,454	
2. Loans	*2, 7, 8		1,995,621			2,124,017	
3. Installment receivables	*2, 5, 7		192,401			209,581	
4. Operational investment securities			1,622			1,788	
5. Customers' liabilities for acceptances and guarantees			–			153,766	
6. Credit guarantee installment receivables			141,407			–	
7. Other operating receivables			10,489			10,520	
8. Inventory	*2		8,382			11,285	
9. Deferred tax assets			30,809			32,262	
10. Short-term loans	*3		5,187			50,128	
11. Other	*2		53,559			52,171	
Allowance for bad debts			(137,935)			(146,961)	
Total current assets			2,411,119	93.7		2,633,014	94.4
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*2	49,861			51,070		
Total accumulated depreciation		(27,443)	22,418		(28,729)	22,341	
(2) Machinery and vehicles	*2	232			230		
Total accumulated depreciation		(91)	140		(113)	117	
(3) Equipment and fixtures		19,208			26,673		
Total accumulated depreciation		(9,387)	9,821		(11,754)	14,919	
(4) Land	*2		15,653			15,899	
(5) Construction in process account			218			398	
Total tangible fixed assets			48,252	1.9		53,676	1.9
2. Intangible fixed assets							
(1) Software			19,806			20,976	
(2) Telephone rights			691			688	
(3) Consolidation adjustment account			11,007			9,272	
(4) Other			311			27	
Total intangible fixed assets			31,816	1.2		30,965	1.1
3. Investment and other fixed assets							
(1) Investment securities	*4		24,273			32,859	
(2) Claims in bankruptcy	*8		28,535			33,031	
(3) Long-term loans			8,344			140	
(4) Lease deposits and guarantees			12,195			12,118	
(5) Deferred tax assets			4,288			2,904	
(6) Loss on deferred hedge	*9		18,970			10,229	
(7) Other			7,393			6,036	
Allowance for bad debts			(21,547)			(24,753)	
Total investment and other fixed assets			82,453	3.2		72,567	2.6
Total fixed assets			162,522	6.3		157,209	5.6
III. Deferred assets							
Bond issuing expenses			643			744	
Total deferred assets			643	0.0		744	0.0
Total assets			2,574,286	100.0		2,790,969	100.0

Category	Note No	End of previous consolidated fiscal year (As of March 31, 2005) Amount		%	End of current consolidated fiscal year (As of March 31, 2006) Amount		%
(Liabilities)							
I. Current liabilities							
1. Notes & accounts payable - trade			28,988			28,070	
2. Acceptances and guarantees			–			153,766	
3. Credit guarantees payable			141,407			–	
4. Short-term debts	*2		71,695			113,200	
5. Current portion of bonds			94,000			82,000	
6. Current portion of long-term debts	*2		436,661			434,325	
7. Commercial paper			–			25,000	
8. Income taxes payable			23,597			25,040	
9. Reserve for accrued bonuses			4,243			4,153	
10. Reserve for losses on interest repayments			–			21,074	
11. Gains on deferred installments	*6		14,523			14,021	
12. Other	*2		43,750			46,565	
Total current liabilities			858,865	33.4		947,218	33.9
II. Long-term liabilities							
1. Bonds			384,890			428,500	
2. Long term debts	*2		686,212			709,721	
3. Deferred tax liabilities			–			3,759	
4. Allowance for retirement benefits for employees			687			–	
5. Allowance for retirement benefits for directors			1,419			1,328	
6. Interest swaps			17,834			9,462	
7. Other			1,639			2,321	
Total long-term liabilities			1,092,683	42.4		1,155,092	41.4
Total liabilities			1,951,548	75.8		2,102,310	75.3
(Minority interests)							
Minority interests			5,384	0.2		6,964	0.3
(Shareholders equity)							
I. Common stock	*10		83,317	3.2		83,317	3.0
II. Capital surplus	*1		104,125	4.0		104,125	3.7
III. Retained earnings			427,609	16.6		486,214	17.4
IV. Differences in evaluation of other marketable securities			5,363	0.2		11,001	0.4
V. Treasury stock	*11		(3,063)	(0.0)		(2,964)	(0.1)
Total shareholders' equity			617,352	24.0		681,694	24.4
Total Liabilities, minority interests and shareholders' equity			2,574,286	100.0		2,790,969	100.0

2. Consolidated Statements of Income

(In millions of yen, except where noted)

Category	Note No.	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%
I. Operating revenue							
1. Interest on loans to customers			466,429	90.0		491,357	89.4
2. Credit card revenue			9,090	1.7		11,275	2.1
3. Per-item credit revenue			17,200	3.3		17,675	3.2
4. Credit guarantee revenue			7,087	1.4		8,667	1.6
5. Financial revenue - other							
(1) Interest on deposits		2			2		
(2) Interest on marketable securities		0			0		
(3) Interest on loans		111			0		
(4) Other		31	144	0.0	33	35	0.0
6. Operating revenue - other							
(1) Sales of real estate		–			23		
(2) Revenue from operational investment securities		664			436		
(3) Collection of bad debts		7,719			8,535		
(4) Other		10,077	18,462	3.6	11,539	20,535	3.7
Total operating revenue			518,416	100.0		549,547	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		26,534			25,163		
(2) Interest on bonds		8,887			8,629		
(3) Other		4,260	39,682	7.7	3,968	37,762	6.9
2. Cost of sales							
(1) Cost of sales of real estate		–			24		
(2) Cost of sales of operational investment securities		357	357	0.0	149	173	0.0
3. Operating expenses - other							
(1) Advertising expenses		23,669			28,018		
(2) Commissions		25,556			28,490		
(3) Loan losses		11,972			12,331		
(4) Transfer to allowance for bad debts		143,493			153,862		
(5) Transfer to reserve for losses on interest repayments		–			21,074		
(6) Salaries for employees		41,340			44,931		
(7) Transfer to reserve for accrued bonuses		4,209			4,148		
(8) Expenses for retirement benefits for employees		2,098			1,284		
(9) Transfers to allowance for retirement benefits for directors		95			100		
(10) Write-down of consolidation adjustment account		1,940			2,055		
(11) Other		89,284	343,660	66.3	90,199	386,495	70.3
Total operating expenses			383,700	74.0		424,431	77.2
Operating income			134,716	26.0		125,116	22.8
III. Non-operating income							
1. Interest on loans		41			28		
2. Dividends received		140			286		
3. Dividends on insurance		766			607		
4. Gain on investment in anonymous association		–			652		
5. Gain on cancellation of leveraged leases		165			–		
6. Other		378	1,493	0.3	432	2,007	0.3
IV. Non-operating expenses							
1. Interest expenses		189			4		
2. Loss on investment in anonymous association		616			0		
3. Amortization of business establishment expenses		–			41		
4. Other		109	914	0.2	113	159	0.0
Ordinary income			135,294	26.1		126,964	23.1

		Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)			Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)		
Category	Note No.	Amount		%	Amount		%
V. Extraordinary income							
1. Gain on sale of fixed assets	*1	–			176		
2. Gain on sale of investment securities		712			60		
3. Allowance for bad debts from previous year		0			0		
4. Gain on liquidation of lease deposits and guarantees		33			144		
5. Gain from transfer of agency portion of employees' pension fund to government		207			–		
6. Gain on transfer to defined contribution pension system		208			421		
7. Other		21	1,184	0.2	1	803	0.1
VI. Extraordinary losses							
1. Loss on sale of fixed assets	*2	383			102		
2. Loss on sale of investment securities		499			65		
3. Impairment losses	*4	–			743		
4. Interest repayments		–			13,108		
5. Write-down of consolidation adjustment account	*3	3,830			–		
6. Dissolution fees for cancellation of contract		412			135		
7. Other		1,912	7,037	1.3	838	14,994	2.7
Net income before taxes			129,441	25.0		112,773	20.5
Corporate tax, local and enterprise taxes		41,025			45,520		
Adjustment on corporate tax, etc.		11,990	53,015	10.3	(145)	45,374	8.2
Gain on minority interests			702	0.1		1,571	0.3
Net income			75,723	14.6		65,827	12.0

3. Consolidated Statements of Retained Earnings

(In millions of yen, except where noted)

		Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)		Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	
Category	Note No.	Amount		Amount	
(Capital surplus)					
I. Capital surplus at the beginning of the year			104,125		104,125
II. Capital surplus at the end of the year			104,125		104,125
(Retained earnings)					
I. Retained earnings at the beginning of the year			357,705		427,609
II. Increase in retained earnings					
Net Income		75,723	75,723	65,827	65,827
III. Decrease in retained earnings					
1. Cash dividends		5,669		7,080	
2. Bonuses to directors		106		126	
3. Loss on price differences in disposal of treasury stock		42	5,819	15	7,222
IV. Retained earnings at the end of the year			427,609		486,214

4. Consolidated Statements of Cash Flows

(In millions of yen, except where noted)

Category	Note No.	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount
I. Cash flow from operating activities			
Net income before taxes		129,441	112,773
Depreciation expenses		11,188	11,836
Impairment losses		–	743
Write-down of consolidation adjustment account		5,770	2,055
Loss on valuation of investment securities		499	65
Increase (decrease) in allowance for bad debts		5,002	11,561
Increase (decrease) in reserve for accrued bonuses		179	(103)
Increase (decrease) in reserve for losses on interest repayments		–	21,074
Increase (decrease) in allowance for retirement benefits for employees		(1,557)	(266)
Increase (decrease) in allowance for retirement benefits for directors		1	(91)
Non-operating interest on loans and cash dividends		(182)	(314)
Amortization of bond issuing expenses		591	650
Loss (gain) on sale of fixed assets		376	(73)
Loss on disposal of fixed assets		548	346
Increase on liquidation of lease deposits and guarantees		(33)	(144)
Gain from transfer of agency portion of employees' pension fund to government		(207)	–
Gain on transfer to defined contribution pension system		(208)	(421)
Bonuses paid to directors		(106)	(126)
Decrease (increase) in loans to customers		(134,434)	(121,000)
Decrease (increase) in installment receivables		(38,116)	(17,178)
Decrease (increase) in operational investment securities		505	(121)
Loss (gain) on other trade receivables		(283)	(30)
Decrease (increase) in claims in bankruptcy		(4,875)	(4,495)
Decrease (increase) in inventory		(7,052)	(2,896)
Decrease (increase) in pre-paid expenses		83	(275)
Decrease (increase) in long-term pre-paid expenses		1,815	1,584
Decrease (increase) in other current assets		5,207	1,693
Increase (decrease) in other current liabilities		6,174	972
Other		337	2
Subtotal		(19,335)	17,819
Non-operating interest on loans and cash dividends		182	314
Payments for corporate and other taxes		(44,256)	(44,078)
Cash flow from operating activities		(63,408)	(25,944)

Category	Note No.	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount
II. Cash flow from investing activities			
Expenditure due to deposit of term deposits		–	(3)
Revenue from disbursement of term deposits		676	547
Funds provided by sales of securities		120	–
Decrease (increase) in trust beneficiary rights		1,000	–
Funds used for purchase of new subsidiaries	*2	(9,897)	–
Funds used for purchase of tangible fixed assets		(4,293)	(11,800)
Gain on sale of tangible fixed assets		411	719
Funds used for purchase of intangible fixed assets		(5,014)	(7,522)
Funds used for purchase of investment securities		(4,025)	(1,663)
Funds provided by sales of investment securities		2,314	2,867
Decrease (increase) in short-term receivables		14,991	(44,940)
Funds used for long-term loan receivables		(7,116)	(36)
Funds provided by collection of long-term loan receivables		109	1,130
Funds used for purchases of investments and other assets		(13)	(74)
Funds provided by sales of investments and other assets		425	222
Other		(899)	534
Cash flow from investing activities		(11,211)	(60,019)
III. Cash flow from financing activities			
Increase in short-term debts		875,186	989,210
Repayment of short-term debts		(869,351)	(947,705)
Increase (decrease) in commercial paper		(5,000)	25,000
Increase in long-term debts		629,726	514,473
Repayments of long-term debts		(566,683)	(493,654)
Cash from issue of corporate bonds		113,153	124,859
Loss on redemption of bonds		(90,000)	(94,000)
Payment for acquisition of treasury stock		(1,043)	(46)
Cash from disposal of treasury stock		–	129
Cash dividends paid		(5,669)	(7,080)
Cash flow from financing activities		80,318	111,185
IV. Effect of exchange rate changes on cash and cash equivalents		(5)	16
V. Increase (decrease) in cash and cash equivalents		5,692	25,238
VI. Balance of cash and cash equivalents at the beginning of the year		98,329	108,965
VII. Increase in cash and cash equivalents from new consolidations		4,943	173
VIII. Balance of cash and cash equivalents at the end of the year	*1	108,965	134,376

5. Significant Accounting Policies Relating to the Financial Statements

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 10 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, Marutoh K.K., City's Corporation, City Green Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd. On April 1, 2004, Happy Credit Co., Ltd., Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., merged with Happy Credit as the surviving company, which then changed its name to Tryto Corporation. New Frontier Partners Co., Ltd. has been included in the scope of consolidation from the current consolidated fiscal year in view of its importance, while Wide Corporation and TCM Co., Ltd., have been included in the scope of consolidation from the current consolidated fiscal year through the acquisition of 100% of issued shares in Wide Corporation on June 30, 2004, and the acquisition of 100% of issued shares in TCM on February 21, 2005.	(1) No. of consolidated subsidiaries: 13 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd, Passkey Co., Ltd., Id Credit Corporation, Net One Club Corporation, and two others Passkey Co., Ltd., has been included in the scope of consolidation from the current consolidated fiscal year in view of its importance while Id Credit Corporation and Net One Club Corporation have been included in the scope of consolidation from the current consolidated fiscal year because they were newly established in the consolidated fiscal year under review.
	(2) Names of non-consolidated subsidiaries Passkey Co., Ltd., and two others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(2) Names of non-consolidated subsidiaries Life Stock Center Co., Ltd., and one other (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.
2. Matters concerning the application of equity method accounting	Three non-consolidated subsidiaries and two affiliated companies (including Sumishin Life Card Co., Ltd., and one other company), have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Two non-consolidated subsidiaries and two affiliated companies (including Sumishin Life Card Co., Ltd., and one other company), have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.
3. Matters concerning the fiscal year-end dates of consolidated subsidiaries	The end of the fiscal year for consolidated subsidiaries is the same as the end of the consolidated fiscal year. Consolidated subsidiary Marutoh K.K. has changed its fiscal year-end to March 31.	The end of the fiscal year for consolidated subsidiaries is the same as the end of the consolidated fiscal year.
4 Accounting principles used for standard accounting treatment (1) Important asset valuation standards and valuation methods i) Marketable securities	Marketable securities for trading purposes Market value method (sale price computed using the moving average method)	—

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	Other marketable securities Securities valued at market: Market value method based on the market price on the settlement date of the consolidated period. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: Cost method, cost being determined by the moving average method Investments in limited liability investment partnerships and other similar partnerships (regarded as marketable securities under paragraph 2, Article 2 of the Securities and Exchange Law) take the net holding based on the most recent available report depending on the date for the statement of accounts specified in the partnership agreement.	Other marketable securities Securities valued at market: As on left Securities not valued at market: As on left
ii) Inventories	Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method Warehouse goods Cost method, cost being determined by the specific cost method Purchased claims Cost method, cost being determined by the specific cost method	Real estate for sale As on left Warehouse goods As on left Purchased claims As on left
(2) Depreciation methods for depreciable assets i) Tangible fixed assets	Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years	As on left
ii) Intangible fixed assets	- Software Straight-line method based on the assumed useful life for internal use (5 years) - Others Straight-line method	As on left As on left
(3) Accounting standards for allowances and reserves i) Allowance for bad debts	Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	As on left
ii) Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the consolidated fiscal year.	As on left

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
iii) Reserve for losses on interest repayments	—	Provision for future interest repayments is made by estimating the forecast amount of repayments based on actual repayments to date and taking into account the recent status of repayments. (Supplementary Information) In the past, AIFUL Corporation and some of its consolidated subsidiaries treated interest repayments as an expense at the time of the expenditure. However, the impact on consolidated financial statements has increased because of the more rigorous application of deemed payment provisions. Therefore, the Company has decided to record an amount equivalent to future interest repayments forecast as of the last day of the fiscal year as a reserve for losses on interest repayments in accordance with the Japanese Institute of Certified Public Accountants Hearing Data No. 24, "Considerations for Accounting at Consumer Finance Companies based on the Supreme Court Decision regarding the Application of the Deemed Payment Provisions of the Money Lending Business Control Law" (Japanese Institute of Certified Public Accountants, March 15, 2006). As a result, current liabilities have increased by 21,074 million yen. Accompanying the calculation of the reserve for losses on interest repayments, "Interest repayments" (4,153 million yen in the previous consolidated fiscal year), which were previously recorded in "Other" under Operating expenses, has been treated as an extraordinary loss. As a result, operating expenses rose 7,965 million yen, while operating income and ordinary income both declined by the same amount. At the same time, extraordinary losses have risen by 13,108 million yen, and net income before taxes has declined 21,074 million yen.
iv) Allowance for retirement benefits for employees	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated subsidiaries received authorization from the Minister of Health, Labour and Welfare on September 30, 2004 to return the past portion of the agency portion of the employees' pension fund. The amount returned was confirmed on March 16, 2005. The impact on consolidated profit and loss in the current consolidated fiscal year is 207 million yen recorded as extraordinary income.	— (Supplementary Information) On September 30, 2004, AIFUL Corporation and some of its consolidated subsidiaries received authorization from the Minister of Health, Labour and Welfare to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and the AIFUL employees' pension fund was dissolved and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004.

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	AIFUL and some of its consolidated subsidiaries obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service had not been determined as of March 31, 2005. Moreover, with the enforcement of the Defined Contribution Pension Law, some consolidated subsidiaries dissolved the employees' pension fund on March 31, 2005 and revised the retirement pension system as of April 1, 2005, introducing a defined contribution pension system and advance retirement benefit system on the same date. In addition, some consolidated subsidiaries have transferred from the lump sum retirement benefit system to the defined contribution pension and advance retirement benefit systems. The accounting rules in Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1) apply to these accounting procedures. The impact of these transfers on consolidated profit and loss in the current consolidated fiscal year is 208 million yen recorded as "Gain on transfer to defined contribution pension system" under extraordinary income.	The amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service, which had not been determined during the previous consolidated fiscal year, has been determined during the consolidated fiscal year under review. Moreover, some consolidated subsidiaries have transferred from a lump sum retirement benefit system to a defined contribution pensions system and advance retirement benefit system, and some consolidated subsidiaries have abolished the lump sum retirement benefit system. Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1) is applied in the treatment of these transfers for accounting purposes. The impact of these transfers on consolidated profit and loss in the current consolidated fiscal year is 421 million yen recorded as "Gain on transfer to defined contribution pension system" under Extraordinary income.
v) Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the consolidated fiscal year based on the regulation for the payment of directors' retirement benefits.	As on left
(4) Significant accounting standards for income and expenses		
i) Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.	As on left
ii) Accounting standards for income related to installment sales	Commission charges from customers and merchant fees from member stores based upon add-on systems are treated as "gains on deferred installments" in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the diminishing-balance or revolving method are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method.	As on left
iii) Credit guarantee revenue	Credit guarantee revenues are accounted for with the diminishing-balance method.	As on left
iv) Accounting treatment of interest on debts	Interest on debts used to provide consumer loans is accounted for as "interest expenses" in financial expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses.	As on left

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
(5) Accounting treatment of lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left
(6) Hedge accounting methods		
i) Hedge accounting methods	The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.	As on left
ii) Hedging methods and hedged transactions	a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	a. Hedging methods: As on left Hedged transactions: As on left b. Hedging methods: As on left Hedged transactions: As on left
iii) Hedging policy	The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	As on left
iv) Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	As on left
(7) Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	As on left
5. Matters relating to the evaluation of the assets and liabilities of consolidated subsidiaries	All assets and liabilities of consolidated subsidiaries are evaluated using the market value method.	As on left
6. Write-off of the consolidation adjustment account	The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made	As on left

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
7. Matters relating to the treatment of profit appropriation categories	Consolidated Statements of Retained Earnings are prepared on the basis of profit appropriation determined during the consolidated fiscal year.	As on left
8. Scope of Funds in the Consolidated Statements of Cash Flows	Funds include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.	As on left

6. Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
—	(Accounting Standard for Impairment of Fixed Assets) The AIFUL Group adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets [Financial Accounting Standard Implementation Guidance No. 6] Accounting Standards Board of Japan, October 31, 2003) from the current consolidated fiscal year. As a result, net income before taxes declined 743 million yen. Cumulative impairment losses are deducted directly from the value of assets based on the amended consolidated financial statement regulations.

7. Changes in Labeling Method

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
(Consolidated Balance Sheets) Investments in limited liability investment partnerships and other similar partnerships are deemed securities under paragraph 2, Article 2 of the Securities and Exchange Law based on the Law to Partially Amend the Securities and Exchange Law (Law No. 97 of 2004, June 9, 2004). Accompanying this, investments, etc., in limited liability investment partnerships which the Company included in "Other" under "Investment and other fixed assets" on the consolidated balance sheets until the previous consolidated fiscal year have been included in "Investment securities" from the current consolidated fiscal year. As a result, "Investment securities" increased by 3,313 million yen in the current consolidated fiscal year and "Other" under "Investment and other fixed assets" fell by the equivalent amount.	(Consolidated Balance Sheets) The balances of guarantee obligations related to guarantee operations were hitherto recorded as Credit guarantee installment receivables under Current Assets and Credit guarantees payable under Current Liabilities on the consolidated balance sheets. However, with the change in the method of recording the balance of guarantee obligations on the balance sheets to Customers' liabilities for acceptance and guarantees under Current Assets and Acceptance and guarantees under Current Liabilities on the balance sheets of AIFUL, and the same method has been adopted for the consolidated balance sheets.

8. Supplementary Information

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
On March 31, 2003, Partial Revisions of Regional Tax Laws (Law No. 9 of 2003) was published, and with the incorporation of pro forma standard taxation systems into corporate enterprise taxes from the fiscal year commencing April 1, 2004, the corporate enterprise tax levied in proportion to added value and capital will be included in "Other" under "Operating expenses – other" from the current consolidated fiscal year in accordance with Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax in Statements of Income, Practice Report No. 12, February 13, 2004, Accounting Standards Boards of Japan. As a result, "Other operating expenses" increased 1,252 million yen, and operating income, ordinary income and net income before taxes fell 1,252 million yen.	—

9. Notes

A. Notes to the Consolidated Balance Sheets

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
*1 Capital surplus includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.	*1 As on left
*2 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Cash and deposits 532 Loans 855,522 Installment receivables 58,730 Inventory 113 Buildings and structures 906 Machinery and vehicles 13 Land 1,470 Total 917,288	*2 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 620,035 Installment receivables 56,922 Inventory 107 Buildings and structures 814 Machinery and vehicles 10 Land 563 Total 678,453
(2) Corresponding liabilities (In millions of yen) Short-term debts 53,240 Current portion of long-term debts 229,617 Long term debts 380,695 Current liabilities (other) 170 Total 663,723	(2) Corresponding liabilities (In millions of yen) Short-term debts 56,640 Current portion of long-term debts 153,524 Long term debts 222,268 Total 432,432
Above amounts include items related to the securitization of loans receivables, 344,038 million yen for outstanding loans receivables, 33,276 million yen for the current portion of long-term debts, and 100,989 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 400 million yen for short term debts, 76,016 million yen for the current portion of long-term debts, and 77,995 million yen in long-term debts, totaling 154,411 million yen. • The Company has also offered 4,456 million yen in cash and cash equivalents as collateral for swap transactions.	Above amounts include items related to the securitization of loans receivables, 349,796 million yen for outstanding loans receivables, 30,284 million yen for the current portion of long-term debts, and 98,056 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer 296,225 million yen in loans as collateral in response to borrowers' requests to the sum of 300 million yen for short term debts, 106,038 million yen for the current portion of long-term debts, and 173,079 million yen in long-term debts, totaling 279,418 million yen. • The Company has also offered 1,919 million yen in cash and cash equivalents as collateral for swap transactions.
*3 Financial assets accepted as collateral with full rights of disposal and corresponding market values Commercial paper 4,998 million yen	*3 Financial assets accepted as collateral with full rights of disposal and corresponding market values Commercial paper 49,999 million yen
*4 Amount of shares in non-consolidated subsidiaries and affiliated companies included in Investment securities 157 million yen	*4 Amount of shares in non-consolidated subsidiaries and affiliated companies included in Investment securities 117 million yen
*5 Installment receivables (In millions of yen) Card shopping 55,971 Per item shopping 136,430 Other 0 Total 192,401	*5 Installment receivables (In millions of yen) Card shopping 76,767 Per item shopping 132,813 Total 209,581

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	377	9,162	9,007	532 (114)
Per item shopping	9,937	20,638	16,930	13,646 (1,492)
Guarantees	428	3,930	4,043	315 (0)
Loans	82	83,170	83,224	29 (-)
Total	10,826	116,902	113,205	14,523 (1,606)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables
The amount of loans and installment receivables removed from the balance sheets through the securitization of claims stood at 184,027 million yen at the end of the consolidated fiscal year.
The break down was as follows:

	(In millions of yen)
Loans	99,580
Installment receivables	84,447
Total	184,027

*8 Bad debts
The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,240	24,779	31,019
Loans in arrears	31,551	28,731	60,283
Loans in arrears longer than 3 months	14,846	6,202	21,049
Loans with adjusted terms	59,780	3,003	62,784
Total	112,418	62,717	175,136

Explanations for each of the above items follow:

(Claims in bankruptcy)
"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)
"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

(Loans in arrears longer than 3 months)
"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	532	11,305	11,175	663 (240)
Per item shopping	13,646	16,858	17,395	13,108 (1,545)
Guarantees	315	4,165	4,241	239 (-)
Loans	29	89,807	89,826	10 (-)
Total	14,523	122,137	122,639	14,021 (1,785)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables
The amount of loans and installment receivables removed from the balance sheets through the securitization of claims stood at 183,861 million yen at the end of the consolidated fiscal year.
The break down was as follows:

	(In millions of yen)
Loans	108,400
Installment receivables	75,460
Total	183,861

*8 Bad debts
The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,505	26,940	33,445
Loans in arrears	45,530	35,190	80,721
Loans in arrears longer than 3 months	20,123	7,440	27,564
Loans with adjusted terms	58,507	3,560	62,068
Total	130,667	73,132	203,800

Explanations for each of the above items follow:

(Claims in bankruptcy)
As on left

(Loans in arrears)
As on left

(Loans in arrears longer than 3 months)
As on left

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
(Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left
*9 Gains and losses related to hedging methods are recorded under Loss on deferred hedge on a net basis. The total deferred hedge loss before being netted out was 19,001 million yen. Total deferred hedge gains were 31 million yen.	*9 Gains and losses related to hedging methods are recorded under Loss on deferred hedge on a net basis. The total deferred hedge loss before being netted out was 10,297 million yen. Total deferred hedge gains were 67 million yen.
*10 The total number of shares issued and outstanding in the Company was 94,690,000 shares of common stock.	*10 The total number of shares issued and outstanding in the Company was 142,035,000 shares of common stock.
*11 The Company held 284,465 shares of its common stock as treasury shares.	*11 The Company held 412,124 shares of its common stock as treasury shares.

B. Notes to the Consolidated Statement of Income

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

—

*2 Breakdown of loss on sale of fixed assets is as follows:

	(In millions of yen)
Buildings and structures	170
Land	110
Other (Telephone rights, etc.)	101
Total	383

*3 The amount of tax losses carried forward at a subsidiary at the time of acquisition of the subsidiary's shares that corresponds to the accrued deferred tax assets at the subsidiary following the acquisition of the subsidiary's shares is written off as a lump sum.

—

Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)

*1 Breakdown of gains on sale of fixed assets is as follows:

	(In millions of yen)
Land	172
Other	3
Total	176

*2 Breakdown of loss on sale of fixed assets is as follows:

	(In millions of yen)
Buildings and structures	17
Land	71
Other (Telephone rights, etc.)	14
Total	102

—

*4 Impairment losses
The AIFUL Group recorded the following impairment losses in the current consolidated fiscal year.

(1) Assets with recognized impairment losses

Location (Pref.)	Use	Category
Kyoto (Kyoto)	Buildings for lease	Land and buildings, etc.
Osaka (Osaka)	Rental apartments	Land and buildings, etc.
Utsunomiya (Tochigi)	Idle real estate	Land and buildings, etc.
Nasu-gun (Tochigi)	Idle real estate	Land
Tamatsukuri-gun (Miyagi)	Idle real estate	Land

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	(2) Asset grouping method The AIFUL Group uses each operating company in the financial and venture capital businesses, with the exception of idle real estate and real estate for sale, and each property for rental in the real estate business as the smallest unit for asset grouping. (3) Background to recognition of impairment losses The AIFUL Group recognizes impairment losses due to a marked fall in the market price or a deterioration in income from operating activities with respect to some real estate for lease or due to a marked decline in the net sale value from the book value for idle real estate. (4) Amount of Impairment Losses (In millions of yen) Buildings and structures 227 Equipment and fittings 0 Land 516 Total 743 (5) Method of calculation for recoverable value Recoverable value is measured using net sale value for idle real estate and the higher of use value or net sale value for real estate for lease. When use value is used, future cash flow is discounted by 1.85%, and when net sale value is used, the calculation is based on an appraised value by a real estate appraiser.

C. Note to the Consolidated Statement of Cash Flows

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
*1 Relationship between the balance of cash and cash equivalents at the end of the consolidated fiscal year and the amounts recorded in the categories shown on the consolidated balance sheet: (In millions of yen) Cash and cash equivalents account 109,575 Term deposits with maturity greater than 3 months (609) Cash and cash equivalents 108,965	*1 Relationship between the balance of cash and cash equivalents at the end of the consolidated fiscal year and the amounts recorded in the categories shown on the consolidated balance sheet: (In millions of yen) Cash and cash equivalents account 134,454 Term deposits with maturity greater than 3 months (77) Cash and cash equivalents 134,376
*2 Breakdown of primary assets and liabilities of the companies that became new subsidiaries due to stock acquisition The breakdown of the assets and liabilities at the start of the consolidated period following the consolidation of Wide Corporation and TCM Co., Ltd., through stock acquisition, the acquisition price of Wide Corporation and TCM Co., Ltd., shares, and the relationship to expenditures (net) made to acquire Wide Corporation and TCM Co., Ltd., are as follows: (In millions of yen) Current assets 80,284 Fixed assets 7,319 Consolidation adjustment account 4,584 Current liabilities (31,061) Long-term liabilities (44,276) Acquisition price of shares 16,849 Balance of cash and cash equivalents at start of fiscal period (6,952) Expenditures to acquire Wide Corporation and TCM Co., Ltd. 9,897	—

D. Notes to Lease Transaction

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee are as follows.	1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee are as follows.
(1) Amount equivalent to acquisition cost, accumulated depreciation and period ending balance of lease assets	(1) Amount equivalent to acquisition cost, accumulated depreciation, accumulated impairment losses, and period ending balance of lease assets

Previous consolidated fiscal year (In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	3	5
Machinery and vehicles	313	170	143
Equipment and fixtures	19,555	12,755	6,800
Total	19,878	12,929	6,949

Current consolidated fiscal year (In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	5	4
Machinery and vehicles	95	55	40
Equipment and fixtures	12,878	9,445	3,433
Total	12,983	9,506	3,477

Previous consolidated fiscal year

(2) Amount equivalent to outstanding balance of future lease payments at the end of the fiscal year

	(In millions of yen)
Within one year	3,790
Over one year	3,108
Total	6,899

(3) Amount of lease fee payments, the amount equivalent to depreciation expenses, and the amount equivalent to interest expenses at the end of the consolidated fiscal year

	(In millions of yen)
Lease fee payments	6,802
Amount equivalent to depreciation expenses	6,240
Amount equivalent to interest expenses	237

(4) Accounting method for the amount equivalent to depreciation expenses
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method.

(5) Accounting method for the amount equivalent to interest expenses
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

2. Operating lease transactions
Future lease payments

	(In millions of yen)
Within one year	109
Over one year	140
Total	250

Current consolidated fiscal year

(2) Amount equivalent to outstanding balance of future lease payments at the end of the fiscal year, etc.
Amount equivalent to outstanding balance of future lease payments at the end of the fiscal year

	(In millions of yen)
Within one year	2,366
Over one year	1,260
Total	3,626

(3) Amount of lease fee payments, reversal of lease assets impairment account, the amount equivalent to depreciation expenses, and the amount equivalent to interest expenses at the end of the consolidated fiscal year

	(In millions of yen)
Lease fee payments	3,939
Amount equivalent to depreciation expenses	3,721
Amount equivalent to interest expenses	121

(4) Accounting method for the amount equivalent to depreciation expenses
As on left

(5) Accounting method for the amount equivalent to interest expenses
As on left

2. Operating lease transactions
Future lease payments

	(In millions of yen)
Within one year	349
Over one year	211
Total	560

Impairment losses
There were no impairment losses allocated to lease assets.

E. Marketable Securities

(1) For the Previous Consolidated Fiscal Year (Apr. 1, 2004 to Mar. 31, 2005)

i) Marketable Securities for Trading

(In millions of yen)

Value stated on the consolidated balance sheet at the end of the consolidated fiscal year	Evaluation difference included in consolidated profit and loss for current consolidated fiscal year
1,622	(113)

ii) Other Marketable Securities With Market Value

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheet	Difference
Value stated on the consolidated balance sheet exceeding acquisition cost			
Stocks	7,522	16,591	9,068
Subtotal	7,522	16,591	9,068
Value stated on the consolidated balance sheet not exceeding acquisition cost			
Stocks	1,231	1,030	(201)
Subtotal	1,231	1,030	(201)
Total	8,753	17,621	8,867

Note: In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

iii) Other Marketable Securities Sold During the Fiscal Year

(In millions of yen)

Sales price	Total gain on sale	Total loss on sale
1,643	712	170

iv) Other Marketable Securities Without Market Price and Value Stated on Consolidated Balance Sheet

(In millions of yen)

Category	Value stated on consolidated balance sheet
1. Non-listed stocks	1,681
2. Investments in limited liability investment partnerships	3,313
3. Other	1,500

Note: In the current consolidated fiscal year, 499 million yen was treated as impairment losses on other marketable securities without market prices.

(2) For the Current Consolidated Fiscal Year (Apr. 1, 2005 to Mar. 31, 2006)

i) Other Marketable Securities with Market Value

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheet	Difference
Value stated on the consolidated balance sheet exceeding acquisition cost			
Stocks	8,146	26,355	18,209
Subtotal	8,146	26,355	18,209
Value stated on the consolidated balance sheet not exceeding acquisition cost			
Stocks	404	372	(32)
Subtotal	404	372	(32)
Total	8,551	26,727	18,176

Note: In the current consolidated fiscal year, 65 million yen was treated as impairment losses on other marketable securities with market prices. In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

ii) Other Marketable Securities Sold During the Current Fiscal Year

(In millions of yen)

Sales price	Total gain on sale	Total loss on sale
1,194	345	98

iii) Other Marketable Securities Without Market Price and Value Stated on Consolidated Balance Sheet

(In millions of yen)

Category	Value stated on consolidated balance sheet
1. Non-listed stocks	3,513
2. Investments in limited liability investment partnerships	3,789
3. Other	500

Note: In the current consolidated fiscal year, 127 million yen was treated as impairment losses on other marketable securities without market prices.

F. Derivative Transactions

(1) Matters concerning transaction circumstances

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
1. Transaction details and purpose of use For borrowings on which it pays a floating interest rate, the Company uses interest swaps for the purpose of avoiding the risk of future fluctuation in the interest rate and interest caps for the purpose of keeping the risk of future fluctuations in the interest rate within certain limits. Moreover, for foreign currency denominated bonds, the Company uses currency swaps for the purpose of avoiding the risk of future fluctuations in the exchange rate. The Company applies hedge accounting to derivative transactions.	1. Transaction details and purpose of use As on left
(1) Hedging methods and hedged transactions a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds)	(1) Hedging methods and hedged transactions a. Hedging methods: As on left Hedged transactions: As on left b. Hedging methods: As on left Hedged transactions: As on left
(2) Hedging Policy The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	(2) Hedging policy As on left
(3) Evaluation of hedge effectiveness The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period.	(3) Evaluation of hedge effectiveness As on left
2. Policy on Engaging in Transactions When engaging in derivative transactions, the Company, as a rule, limits such transactions to those that are actually needed. The Company has a policy of not using derivative transactions alone for the purpose of obtaining short-term trading gains.	2. Policy on Engaging in Transactions As on left
3. Details of Risks Involved in Transactions Currency swaps carry risks due to changes in the exchange rate market. Interest swaps carry the risk of changes in market interest rates. The Company concludes it contracts for derivative transactions with creditable major Japanese and overseas financial institutions, and the Company considers there is no credit risk resulting from the failure of the opposite party to execute the contract.	3. Details of Risks Involved in Transactions As on left

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
4. Risk Management System for Transactions Based on the Company's Scope of Authority Regulations, the director in charge of the Finance Division drafts currency swaps, interest swaps and interest caps, which are approved and resolved by the board of directors and managed based on the separate specifications of the Risk Management Manual. The Company also determines impact loans with currency contracts on the basis of the authority specified in its Scope of Authority Regulations. These transactions are executed by the Finance Division, and management of the operational status of transactions is conducted through checks and balances within the Finance Department and reporting to the Accounting Department.	4. Risk Management System for Transactions As on left

(2) Matters relating to Market Price of Transactions

End of previous consolidated fiscal year (As of Mar. 31, 2005)	End of current consolidated fiscal year (As of Mar. 31, 2006)
The Company employs hedge accounting to all transactions, so there are no relevant matters.	As on left

G. Retirement Benefits

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
1. With the enforcement of the Defined Contribution Pension Law, AIFUL and its consolidated subsidiaries have abolished the employees' pension fund, the approved retirement annuities, and the retirement lump sum grant systems, and shifted to defined contribution pension and advance retirement benefit systems.	1. AIFUL Corporation and some of its consolidated subsidiaries employ both the defined contribution pension system and the advance retirement benefit system.
2. Retirement benefit liabilities (In millions of yen) a. Retirement benefit liabilities (8,236) b. Pension assets 7,032 c. Difference between provisional and actuarial calculations 516 d. Allowance for retirement benefits for employees (a+b+c) (687) The impact of the shift from the employees' pension fund, approved retirement annuities and retirement lump sum grant systems to the defined contribution pension and advance retirement benefit systems is as follows. (In millions of yen) Decrease in retirement benefit liabilities 4,281 Decrease in pension assets (3,605) Difference between provisional and actuarial calculations (467) Decrease in allowance for retirement benefits for employees 208	—
3. Retirement benefit expenses (In millions of yen) Service expenses* 761 Interest expenses 277 Expected investment income (183) Expenses for past service liability 620 Difference between provisional and actuarial calculations 242 Payments relating to advance retirement benefits 149 Installment payments for defined contribution pensions 229 Retirement benefit expenses 2,098 * Employees' contributions to employees' pension funds have been deducted.	2. Retirement benefit expenses (In millions of yen) Service expenses 47 Payments relating to advance retirement benefits 454 Installment payments for defined contribution pensions 782 Retirement benefit expenses 1,284

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
4. Calculation standards for retirement benefit liabilities Predicted retirement benefit periodical distribution method: Fixed amount standard Discount rate: 1.5 - 2.5% Expected investment income rate: 1.5 - 2.0% Number of years to treat actuarial differences Mainly collective treatment in fiscal year of accrual AIFUL: Collective treatment in fiscal year of accrual Some subsidiaries: Treatment over ten years from fiscal year following fiscal year of accrual Number of years to treat past service liability Mainly collective treatment in fiscal year of accrual AIFUL: Collective treatment in fiscal year of accrual Some subsidiaries: Treatment over ten years from fiscal year following fiscal year of accrual	—

H. Tax Effect Accounting

End of previous consolidated fiscal year (As of Mar. 31, 2005)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

	(In millions of yen)
Excess amount transferred to allowance for bad debt accounts	1,583
Denied amount of bad debt depreciation	12,519
Loss carried forward	10,102
Accrued enterprise tax	1,494
Reserve for accrued bonuses	1,724
Unrecorded interest payments due	3,347
Other	921
Sub-total of deferred tax assets (current)	31,693
Valuation allowance	(869)
Amount offset against deferred tax liabilities (current)	(14)
Total deferred tax assets (current)	30,809

Deferred tax assets (fixed)

	(In millions of yen)
Loss carried forward	2,108
Excess amount transferred to allowance for bad debt accounts	669
Excess amount of depreciation and amortization	3,152
Valuation differences of investment securities	1,240
Other	2,283
Sub-total of deferred tax assets (fixed)	9,453
Valuation allowance	(1,534)
Amount offset against deferred tax liabilities (fixed)	(3,631)
Total deferred tax assets (fixed)	4,288
Total deferred tax assets	35,097

Deferred tax liabilities (current)

	(In millions of yen)
Other	(14)
Total deferred tax liabilities (current)	(14)
Amount offset against deferred tax assets (current)	14
Total deferred tax liabilities (current)	—

End of current consolidated fiscal year (As of Mar. 31, 2006)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

	(In millions of yen)
Reserve for losses on interest repayments	8,562
Excess amount transferred to allowance for bad debt accounts	853
Denied amount of bad debt depreciation	12,291
Loss carried forward	2,183
Accrued enterprise tax	1,736
Reserve for accrued bonuses	1,687
Unrecorded interest payments due	3,804
Other	1,254
Sub-total of deferred tax assets (current)	32,373
Valuation allowance	(111)
Total deferred tax assets (current)	32,262

Deferred tax assets (fixed)

	(In millions of yen)
Loss carried forward	1,459
Excess amount transferred to allowance for bad debt accounts	734
Excess amount of depreciation and amortization	2,837
Valuation differences of other marketable securities	1,168
Other	2,735
Sub-total of deferred tax assets (fixed)	8,935
Valuation allowance	(2,357)
Amount offset against deferred tax liabilities (fixed)	(3,673)
Total deferred tax assets (fixed)	2,904
Total deferred tax assets	35,167

Deferred tax liabilities (fixed)

	(In millions of yen)
Valuation differences of other marketable securities	7,432
Total of deferred tax liabilities (fixed)	7,432
Amount offset against deferred tax assets (fixed)	(3,673)
Total of deferred tax liabilities (fixed)	3,759
Total deferred tax liabilities	3,759

End of previous consolidated fiscal year (As of Mar. 31, 2005)	End of current consolidated fiscal year (As of Mar. 31, 2006)
Deferred tax liabilities (fixed) (In millions of yen) Valuation differences of other marketable securities (3,631) Total of deferred tax liabilities (fixed) (3,631) Amount offset against deferred tax assets (fixed) 3,631 Total of deferred tax liabilities (fixed) — Total deferred tax liabilities —	
2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting Statutory effective tariff 40.6% (Adjusted) Per capita inhabitant tax 0.4% Write-down of consolidation adjustment account not included in losses 1.7% Change in valuation reserve (1.4)% Other (0.3)% Charge rate of income tax after adoption of tax effect accounting 41.0%	2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting Omitted because the difference between the statutory effective tax rate and income tax charge rate after adoption of tax effect accounting is 5% or less of the statutory effective tax rate.

I. Segment Information

(1) Segment Information by Type of Business, Location, and Foreign Sales

	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
By type of business	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.	As on left
By location	The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.	As on left
Foreign sales	The Company did not have any foreign sales during the period.	As on left

(2) Transactions with Concerned Parties

i) Transactions with Directors and Major Individual Shareholders in Previous Consolidated Fiscal Year (Apr. 1, 2004 to Mar. 31, 2005)

(In millions of yen)

Property	Name	Address	Capital or investment in capital	Operating activities or occupation	Ratio of ownership of voting rights (%)	Transactions	Transaction amounts[5]	Item	Balance at period-end
Director	Yoshitaka Fukuda	–	–	Representative Director, President, AIFUL	Eligible ownership: 19.79% of direct voting rights	Land lease	12[1]	–	–
				Representative Director, President, Kyoto Data Center Co., Ltd.	As above	Payment of fees relating to the provision of personal credit information	184[2]	–	–
						Transfer of shares	0	–	–
	Takashi Komoto	–	–	Director	Eligible ownership: 0.00% of direct voting rights	Loans	9[3]	–	–
	Masami Munetake	–	–	Director	Eligible ownership: 0.00% of direct voting rights	As above	19[3]	–	–
	Masayuki Sato	–	–	Director	Eligible ownership: 0.00% of direct voting rights	As above	28[3]	–	–
	Kazumitsu Oishi	–	–	Director	Eligible ownership: 0.00% of direct voting rights	As above	28[3]	–	–
	Kazuyoshi Wakamatsu	–	–	Director	Eligible ownership: 0.00% of direct voting rights	As above	19[3]	–	–
	Takashi Noda[4]	–	–	Director	–	As above	38[3]	–	–

Notes: 1 Transactions for the use of land for the Saiin Building are based upon values given by real estate appraisers.
2 Transactions with Kyoto Data Center are so-called third-party transactions.
3 The balance of loans is zero as of March 31, 2005.
4 Takashi Noda retired as Director effective June 25, 2004.
5 Transaction amounts do not include consumption tax.

ii) Transactions with Directors and Major Individual Shareholders in Current Consolidated Fiscal Year (Apr. 1, 2005 to Mar. 31, 2006)

(In millions of yen)

Property	Name	Address	Capital or investment in capital	Operating activities or occupation	Ratio of ownership of voting rights (%)	Transactions	Transaction amounts[4]	Item	Balance at period-end
Director	Yoshitaka Fukuda	–	–	Representative Director, President, AIFUL	Eligible ownership: 19.79% of direct voting rights	Land lease	9[1]	–	–
				Representative Director, President, Kyoto Data Center Co., Ltd.	As above	Payment of fees relating to the provision of personal credit information	184[2]	–	–
				Representative Director, Sanko, Inc.	As above	Payment of real estate rentals	12[2]	–	–
						Transfer of real estate	230[3]		

Notes 1 Transactions for the use of land for the Saiin Building are based upon values given by real estate appraisers.
2 Transactions with Kyoto Data Center Co., Ltd., and Sanko, Inc. are so-called transactions on behalf of a third party.
3 Transaction amounts are based upon appraisal values given by real estate appraisers.
4 Transaction amounts do not include consumption tax.

J. Per Share Information

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Net assets per share Net income per share Diluted net income per share	6,538.03 yen 800.36 yen 800.30 yen	4,813.45 yen 464.84 yen 464.69 yen The Company conducted a 1:1.5 stock split on May 23, 2005. Assuming that the stock split was conducted at the beginning of the previous fiscal year, per share information is as follows. (Yen) Previous consolidated fiscal year Net assets per share 4,358.69 Net income per share 533.57 Diluted net income per share 533.53

Basis for calculation of net income per share and diluted income per share

Item	Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Net Income	75,723 million yen	65,827 million yen
Amount not attributable to common stock shareholders	126 million yen	–
Includes directors' bonuses distribution of profit	(126 million yen)	(–)
Net income relating to common stock	75,596 million yen	65,827 million yen
Average number of shares of common stock during the period	94,453,068 shares	141,613,814 shares
Diluted net income per share		
Adjusted net income	–	–
Increase in number of common stock	7,336 shares	44,799 shares
(of which stock options through acquisition of treasury stock)	(6,399 shares)	(14,460 shares)
(of which warrants)	(937 shares)	(30,339 shares)
Outline of stock not included in diluted net income per share due to lack of dilutary effect	—	New share subscription-type stock options (No. of shares: 357,900) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

K. Significant Subsequent Events

Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

Based on the resolution of the Board of Directors' meeting on February 21, 2005, the Company is issuing new stock through the stock split as follows.

1. A 1:1.5 split as of May 23, 2005.
(1) Increase in number of shares due to stock split
Common stock 47,345,000
(2) Method of split
A 1:1.5 stock split will be applied to the number of shares owned by shareholders listed in the register of shareholders and the register of beneficial shareholders at the close of March 31, 2005.

2. Initial date in reckoning for dividend
April 1, 2005.

Per share information for the previous consolidated fiscal year assuming that the stock split had been conducted at the beginning of the previous fiscal year and per share information for the current consolidated fiscal year assuming that the stock split had been conducted at the beginning of the current fiscal year are as below.

(Yen)

	Previous consolidated fiscal year	Current consolidated fiscal year
Net assets per share	3,863.05	4,358.69
Net income per share	440.65	533.57
Diluted net income per share	–	533.53

Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)

On April 14, 2006, the Kinki Finance Bureau of the Financial Services Agency imposed penalties based on the provisions of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983), halting all operations at the Company's branches and business offices for a set period (except for the receipt of repayments and operations related to credit protection.)

The impact of the administrative penalties on the Company's consolidated financial position and business performance for the next fiscal year and beyond is not known.

VI. Results of Operations

1. Operating Revenue

(In millions of yen)

Item		Previous consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	%	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount	%
Interest on loans to customers	Unsecured loans	387,839	74.8	405,061	73.7
	Secured loans	56,531	10.9	56,144	10.2
	Small business loans	22,059	4.3	30,151	5.5
	Sub-total	466,429	90.0	491,357	89.4
Credit card revenue		9,090	1.7	11,275	2.1
Per-item credit revenue		17,200	3.3	17,675	3.2
Credit guarantee revenue		7,087	1.4	8,667	1.6
Other financial revenue	Interest on deposits	2	0.0	2	0.0
	Interest on marketable securities	0	0.0	0	0.0
	Interest on loans	111	0.0	0	0.0
	Other	31	0.0	33	0.0
	Sub-total	144	0.0	35	0.0
Other operating revenue	Sales of real estate	—	—	23	0.0
	Revenue from operational investment securities	664	0.1	436	0.0
	Bad debt write-off recovery	7,719	1.5	8,535	1.6
	Other	10,077	2.0	11,539	2.1
	Sub-total	18,462	3.6	20,535	3.7
Total		518,416	100.0	549,547	100.0

Note: "Other" included in other operating revenue includes collection of purchased claims and card membership fees.

2. Other Operating Indicators

Item	End of previous consolidated fiscal year (As of Mar. 31, 2005)	End of current consolidated fiscal year (As of Mar. 31, 2006)
Total amount of loans outstanding (millions of yen)	2,095,201	2,232,417
Unsecured loans	1,622,032	1,708,118
Secured loans	352,213	357,025
Small business loans	120,955	167,273
Number of customer accounts	3,796,141	3,898,954
Unsecured loans	3,618,577	3,694,796
Secured loans	99,827	104,656
Small business loans	77,737	99,502
Number of branches	2,326	2,722
Staffed branches	884	873
Unstaffed branches	1,442	1,849
Number of automatic loan-contracting machines	2,170	2,249
Number of loan application processing machines	7	310
Number of ATMs	148,705	159,083
Company-owned	2,292	2,361
Partner-owned	146,413	156,722
Number of employees	6,510	6,675
Bad debt write-off (millions of yen)	145,327	149,830
Allowance for bad debts (millions of yen)	159,483	171,715
Net income per share (yen)	800.36	464.84
Net assets per share (yen)	6,538.03	4,813.45

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (99,580 million yen at the end of previous fiscal year and 108,400 million yen at the end of the current fiscal year) have been included.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 5,043 million yen in the previous consolidated fiscal year, and 4,808 million yen in the current consolidated fiscal year.

March 16, 2006

Year-End Financial Statements (Non-Consolidated)

For the fiscal year ended March 31, 2006

AIFUL Corporation	Stock Exchange: Tokyo, Osaka
Stock Code: 8515	Headquarters: Kyoto City
(URL http://www.aiful.co.jp)	
Representative:	Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 4503 - 6050
Date of the Board of Directors' meeting approving financial statements:	May 16, 2006
Interim dividends payment:	Yes
Date of the annual shareholders' meeting:	June 27, 2006
The Company adopted the "Tangen" credit unit system:	Yes (One Tangen of stock at AIFUL Corporation is equivalent to 50 shares)

I. Non-Consolidated Business Results for the Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

1. Non-Consolidated Operating Results

Note: Amounts in the non-consolidated financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted)

	Operating Revenue		Operating Income		Ordinary Income	
Fiscal year ended March 31, 2006	343,515	0.9%	87,548	(18.6)%	94,632	(15.9)%
Fiscal year ended March 31, 2005	340,615	1.7%	107,581	13.0%	112,533	13.7%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio	Ordinary Income to Total Assets Ratio	Ordinary Income to Operating Revenue Ratio
Fiscal year ended March 31, 2006	50,381	(25.1)%	355. 77	355. 65	8.3%	4.5%	27.5%
Fiscal year ended March 31, 2005	67,301	26.8%	711. 20	711.14	12.2%	5.8%	33.0%

Notes: 1. Average number of shares during: Fiscal year ended March 31, 2006: 141,613,814 shares
Fiscal year ended March 31, 2005: 94,453,068 shares
2. Changes in accounting policies: Yes
3. Percentage figures shown for operating revenue, operating income, etc., show year-on-year growth.

2. Dividend Information

	Dividends per Share (Yen)			Total Dividends (Million Yen)	Dividend Payout Ratio (%)	Dividend on Equity (%)
		Interim	Year-end			
Fiscal year ended March 31, 2005	60.00	30.00	30.00	8,496	16.9%	1.3%
Fiscal year ended March 31, 2004	60.00	30.00	30.00	5,668	8.4%	1.0%

3. Non-Consolidated Financial Position

(In millions of yen. except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal year ended March 31, 2006	2,204,482	632,917	28.7	4,469.03
Fiscal year ended March 31, 2005	2,033,547	584,308	28.7	6,188.00

Notes: 1. Number of shares issued and outstanding: As of March 31, 2006: 141,622,876 shares
As of March 31, 2005: 94,405,535 shares

2. Number of treasury stocks: As of March 31, 2006: 412,124 shares
As of March 31, 2005: 284,465 shares

3. AIFUL implemented a 1:1.5 stock split on May 23, 2005.

II. Full Year Forecast (April 1, 2006 - March 31, 2007)

(In millions of yen, except where noted)

	Operating Revenue	Ordinary Income	Net Income	Dividends per Share (in Yen)		
				Interim	Year-End	
Interim period ending, September 30, 2005	166,485	29,231	16,930	30.00	–	–
Fiscal year ending March 31, 2006	322,368	65,000	38,085	–	30.00	60.00

Reference:
Forecast for net income per share for fiscal year ending March 31, 2007: 268. 92 yen

Caution Relating to Results Forecasts:
The above forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)
I. Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheets

(In millions of yen, except where noted)

Category	Note No.	End of previous fiscal year (As of March 31, 2005) Amount		%	End of current fiscal year (As of March 31, 2006) Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents			67,535			86,093	
2. Loans	*1, 2, 4		1,471,767			1,512,717	
3. Customers' liabilities for acceptances and guarantees			—			62,313	
4. Property for sale	*1		168			138	
5. Pre-paid expenses			3,437			3,342	
6. Deferred tax assets			8,203			16,501	
7. Accrued income			11,558			11,954	
8. Short-term loans	*3		5,187			50,128	
9. Other	*1		18,118			17,389	
Allowance for bad debts			(81,928)			(85,659)	
Total current assets			1,504,048	74.0		1,674,920	76.0
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings		23,298			24,081		
Total accumulated depreciation		(11,437)	11,861		(11,791)	12,290	
(2) Structures		4,741			4,763		
Total accumulated depreciation		(2,952)	1,789		(3,127)	1,636	
(3) Machinery		161			161		
Total accumulated depreciation		(43)	117		(60)	100	
(4) Equipment and fixtures		16,156			23,146		
Total accumulated depreciation		(7,251)	8,904		(9,401)	13,745	
(5) Land			5,612			6,762	
(6) Construction in process account			209			398	
Total tangible fixed assets			28,495	1.4		34,934	1.6
2. Intangible fixed assets							
(1) Software			11,113			11,637	
(2) Telephone rights			361			360	
(3) Other			9			8	
Total intangible fixed assets			11,484	0.6		12,006	0.5
3. Investment and other fixed assets							
(1) Investment securities			19,318			27,763	
(2) Stock in affiliated companies			131,754			135,335	
(3) Claims in bankruptcy	*4		25,278			28,541	
(4) Long-term loans			1,080			—	
(5) Long-term loans to shareholders and employees			22			14	
(6) Long-term loans to affiliated companies			298,223			288,524	
(7) Long-term prepaid expenses			3,193			2,756	
(8) Deferred tax assets			14			—	
(9) Lease deposits and guarantees			8,716			8,832	
(10) Loss on deferred hedge	*7		18,970			10,229	
(11) Other			1,451			1,215	
Allowance for bad debts			(19,124)			(21,339)	
Total investment and other fixed assets			488,898	24.0		481,875	21.9
Total fixed assets			528,877	26.0		528,817	24.0
III. Deferred assets							
Bond issuing expenses			621			744	
Total deferred assets			621	0.0		744	0.0
Total assets			2,033,547	100.0		2,204,482	100.0

		End of previous fiscal year (As of March 31, 2005)			End of current fiscal year (As of March 31, 2006)		
Category	Note No.	Amount		%	Amount		%
(Liabilities)							
I. Current liabilities							
1. Notes payable - trade			4,598			3,990	
2. Acceptances and guarantees			—			62,313	
3. Short-term debts			15,000			53,000	
4. Current portion of bonds			94,000			82,000	
5. Current portion of long-term debts	*1		348,065			326,797	
6. Trade accounts payable			6,348			7,556	
7. Income taxes payable			22,544			21,162	
8. Accrued expenses payable			4,565			4,454	
9. Deposits			428			374	
10. Income in advance			3			2	
11. Reserve for accrued bonuses			2,386			2,251	
12. Reserve for losses on interest repayments			—			17,019	
13. Other			343			219	
Total current liabilities			498,285	24.5		581,144	26.4
II. Long-term liabilities							
1. Bonds			374,890			418,500	
2. Long term debts	*1		556,659			557,264	
3. Deferred tax liabilities			—			3,759	
4. Allowance for retirement benefits for employees			319			—	
5. Allowance for retirement benefits for directors			1,209			1,279	
6. Interest swaps			17,834			9,462	
7. Other			41			155	
Total long-term liabilities			950,954	46.8		990,420	44.9
Total liabilities			1,449,239	71.3		1,571,565	71.3
(Shareholders' equity)							
I. Common stock	*5		83,317	4.1		83,317	3.8
II. Capital surplus							
Capital reserves		90,225			90,225		
Total Capital surplus			90,225	4.4		90,225	4.0
III. Retained earnings							
1. Earned surplus reserves		1,566			1,566		
2. Voluntary reserves							
General reserve		336,822			395,496		
3. Unappropriated retained earnings		70,156			54,641		
Total retained earnings			408,545	20.1		451,704	20.5
IV. Differences in evaluation of other marketable securities			5,284	0.3		10,636	0.5
V. Treasury stock	*8		(3,063)	(0.2)		(2,964)	(0.1)
Total shareholders' equity			584,308	28.7		632,917	28.7
Total liabilities and shareholders' equity			2,033,547	100.0		2,204,482	100.0

2. Non-Consolidated Statements of Income

(In millions of yen, except where noted)

Category	Note No.	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%
I. Operating revenue							
1. Interest on loans to customers			330,528	97.0		333,541	97.1
2. Financial revenue - other							
(1) Interest on deposits		1			1		
(2) Interest on marketable securities		0			0		
(3) Interest on loans		111			—		
(4) Other		0	113	0.0	0	1	0.0
3. Operating revenue – other							
(1) Sales of real estate		—			23		
(2) Bad debt write-off recovery		4,090			4,299		
(3) Other		5,883	9,973	3.0	5,648	9,972	2.9
Total operating revenue			340,615	100.0		343,515	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		21,092			19,861		
(2) Interest on bonds		8,743			8,485		
(3) Other		2,758	32,593	9.6	2,871	31,218	9.1
2. Cost of sales							
Cost of sales of real estate		—	—	—	24	24	0.0
3. Operating Expenses – other							
(1) Advertising expenses		14,978			16,533		
(2) Commissions		11,966			14,024		
(3) Loan losses		9,549			11,494		
(4) Transfer to allowance for bad debts		87,835			92,025		
(5) Transfer to reserve for losses on interest repayment		—			17,019		
(6) Director's salaries and remuneration		442			539		
(7) Salaries for employees		19,701			19,699		
(8) Bonus for employees		2,300			2,393		
(9) Transfer to reserve for accrued bonuses		2,386			2,251		
(10) Transfers to allowance for retirement benefits for directors		76			71		
(11) Welfare expenses		3,646			3,826		
(12) Expenses for retirement benefits for employees		1,368			729		
(13) Rent fees		6,557			4,893		
(14) Land rent		7,458			7,729		
(15) Supplies		1,027			2,017		
(16) Repairs		4,709			5,125		
(17) Communication expenses		2,438			2,458		
(18) Insurance premiums		4,411			4,181		
(19) Depreciation expenses		6,751			7,587		
(20) Consumption tax		3,219			3,766		
(21) Other		9,611	200,441	58.8	6,354	224,723	65.4
Total operating expenses			233,034	68.4		255,966	74.5
Operating income			107,581	31.6		87,548	25.5
III. Non-operating income							
1. Interest on loans	*5	4,095			5,027		
2. Dividends received		116			244		
3. Dividends on insurance		765			607		
4. Gain on investment in anonymous association	*1	—			611		
5. Miscellaneous		669	5,647	1.6	662	7,154	2.0
IV. Non-operating expenses							
1. Loss on valuation of real estate for sale		12			5		
2. Loss on investment in anonymous association	*6	610			0		
3. Miscellaneous		71	694	0.2	65	70	0.0
Ordinary income			112,533	33.0		94,632	27.5

Category	Note No.	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%
IV. Extraordinary income							
1. Gain on sale of fixed assets	*2	—			0		
2. Gain on sale of investment securities		685			2		
3. Allowance for bad debts from previous year		0			0		
4. Gain from transfer of agency portion of employees' pension fund to government		207			—		
5. Gain on transfer to defined contribution pension system		—	894	0.3	283	287	0.1
VI. Extraordinary losses							
1. Loss on sale of fixed assets	*3	69			2		
2. Loss on disposal of fixed assets	*4	375			223		
3. Loss on cancellation of leases		5			63		
4. Loss on sale of investment securities		58			—		
5. Loss on valuation of investment securities		0			—		
6. Expenses accompanying replacement of automatic loan-contracting machines		—			111		
7. Interest repayments		—			10,603		
8. Loan on cancellation of real estate deposits		69			83		
9. Loss on valuation of golf club memberships		8			15		
10. Dissolution fees for cancellation of contract		76	662	0.2	39	11,141	3.2
Net income before taxes			112,765	33.1		83,778	24.4
Corporate tax, local and enterprise taxes		39,913			41,576		
Adjustment on corporate tax, etc.		5,550	45,464	13.3	(8,179)	33,397	9.7
Net income			67,301	19.8		50,381	14.7
Retained earnings brought forward			5,733			8,523	
Loss on price differences in disposal of treasury stock			42			15	
Interim dividends			2,835			4,248	
Retained earnings at the end of the year			70,156			54,641	

3. Statement on Appropriation of Profits

(In millions of yen, except where noted)

Category	Note No.	Previous fiscal year ended March 31, 2005 Amount		Current fiscal year ended March 31, 2006 Amount	
I. Retained earnings at the end of the year			70,156		54,641
II. Appropriation of profits					
1. Cash dividends		2,832		4,248	
2. Bonuses for directors		126		—	
(Bonuses for auditors)		(4)		(—)	
3. Voluntary reserves					
General reserve		58,674	61,632	41,800	46,048
III. Retained earnings carried forward			8,523		8,592

Notes: 1. During the previous fiscal year, AIFUL paid interim dividends amounting to 2,835 million yen (30 yen per share) on December 10, 2004

2. During the current fiscal year, AIFUL paid interim dividends amounting to 4,248 million yen (30 yen per share) on December 9, 2005.

4. Significant Accounting Policies Relating to the Financial Statements

Item	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
1. Appraisal standards and methods for marketable securities	(1) Subsidiaries stock and stock in affiliated companies Cost method, cost being determined by the moving average method (2) Other marketable securities Securities valued at market: Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: Cost method, cost being determined by the moving average method Investments in limited liability investment partnerships and other similar partnerships (regarded as marketable securities under paragraph 2, Article 2 of the Securities and Exchange Law) take the net holding based on the most recent available report depending on the date for the statement of accounts specified in the partnership agreement.	(1) Subsidiaries stock and stock in affiliated companies As on left (2) Other marketable securities Securities valued at market: As on left Securities not valued at market: As on left
2. Appraisal standards and methods for inventories	Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method	Real estate for sale As on left
3. Depreciation methods for depreciable assets	(1) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery 3-15 years Equipment and fixtures 3-20 years (2) Intangible fixed assets - Software Straight-line method based on the assumed useful life for internal use (5 years) - Others Straight-line method	(1) Tangible fixed assets As on left (2) Intangible fixed assets As on left As on left

Item	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
4. Disposal method for deferred assets	Bond issuing expenses Deferred assets are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the Commercial Code Enforcement Regulations.	Bond issuing expenses As on left
5. Accounting standards for allowances and reserves		
(1) Allowance for bad debts	Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	As on left
(2) Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.	As on left
(3) Reserve for losses on interest repayments	—	Provision for future interest repayments is made by making a reasonable estimate of the forecast amount of repayments based on actual repayments to date and taking into account the recent status of repayments. (Supplementary Information) In the past, AIFUL Corporation treated interest repayments as an expense at the time of the expenditure. However, the impact on the financial statements has increased because of the more rigorous application of deemed payment provisions. Therefore, the Company has decided to record an amount equivalent to future interest repayments forecast as of the last day of the fiscal year as a reserve for losses on interest repayments in accordance with the Japanese Institute of Certified Public Accountants Hearing Data No. 24, "Considerations for Accounting at Consumer Finance Companies based on the Supreme Court Decision regarding the Application of the Deemed Payment Provisions of the Money Lending Business Control Law" (Japanese Institute of Certified Public Accountants, March 15, 2006). As a result, current liabilities have increased by 17,019 million yen. Accompanying the calculation of the reserve for losses on interest repayments, "Interest repayments" (3,514 million yen in the previous fiscal year), which were previously recorded in "Other" under Operating expenses, has been treated as an extraordinary loss. As a result, operating expenses rose 6,416 million yen, while operating income and ordinary income both declined by the same amount. At the same time, extraordinary losses have risen by 10,603 million yen, and net income before taxes has declined 17,019 million yen.
(4) Allowance for retirement benefits for employees	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the fiscal year in which they arise.	—

Item	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
	(Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL received authorization from the Minister of Health, Labour and Welfare on September 30, 2004 to return the past portion of the agency portion of the employees' pension fund. The amount returned was confirmed on March 16, 2005. The impact on profit and loss in the current fiscal year is 207 million yen recorded as extraordinary income. AIFUL obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service had not been determined as of March 31, 2005.	(Supplementary Information) On September 30, 2004, AIFUL Corporation received authorization from the Minister of Health, Labour and Welfare to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and the AIFUL employees' pension fund was dissolved and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. The amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service, which had not been determined during the previous fiscal year, has been determined during the fiscal year under review. Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1) is applied in the treatment of these transfers for accounting purposes. The impact of these transfers on profit and loss in the current fiscal year is 283 million yen recorded as "Gain on transfer to defined contribution pension system" under Extraordinary income.
(5) Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the fiscal year based on the regulation for the payment of directors' retirement benefits.	As on left
6. Accounting methods for income and expenses	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.	As on left
7. Accounting treatment for lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left
8. Hedge accounting methods		
(1) Hedge accounting methods	The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps	As on left
(2) Hedging methods and hedged transactions	a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	a. Hedging methods: As on left Hedged transactions: As on left b. Hedging methods: As on left Hedged transactions: As on left
(3) Hedging policy	The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	As on left

Item	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
(4) Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	As on left
9. Other significant accounting policies relating to the financial statements		
(1) Accounting treatment of interest on debts	Interest on debts used to provide consumer loans is accounted for as "interest expenses" in financial expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses.	As on left
(2) Accounting methods for leveraged leases	The Company signed a contract in December 1992 in which it participates in an anonymous association involved in the leasing of aircraft. The contract, which involved an investment of 100 million yen, is due to run for a total of 13 years, and the association ended in the current fiscal year. AIFUL Corporation has recorded the net income accompanying the end of the association under Miscellaneous (165 million yen) on the Statements of Income.	—
(3) Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statements of Income items and Balance Sheets items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	As on left

5. Changes in Accounting Methods

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
—	(Accounting Standard for Impairment of Fixed Assets) AIFUL adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from the current fiscal year. There has been no effect on income as a result. (Guarantee Obligations) The balances of guarantee obligations related to guarantee operations were hitherto recorded in Notes to the Non-Consolidated Balance Sheets (Liabilities for guarantee). However, the method of recording has been changed to record Customers' liabilities for acceptance and guarantees under Current Assets and Acceptance and guarantees under Current Liabilities on the interim balance sheets from the current fiscal year. The change is due to consideration of the linkage between the balance of Customers' liabilities for acceptance and guarantees and the amount recorded as Operating revenue for the credit guarantee business. As a result of the change, current assets and liabilities have each increased by 62,313 yen.

6. Changes in Labeling Method

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Investments in limited liability investment partnerships and other similar partnerships are deemed securities under paragraph 2, Article 2 of the Securities and Exchange Law based on the Law to Partially Amend the Securities and Exchange Law (Law No. 97 of 2004, June 9, 2004). Accompanying this, investments, etc., in limited liability investment partnerships which AIFUL Corporation included in "Investments in equity" on the balance sheets until the previous fiscal year have been included in "Investment securities" from the current fiscal year. As a result, "Investment securities" increased by 819 million yen in the current fiscal year. AIFUL Corporation included 3 million yen in other "Investments in equity" under "Investment and other fixed assets" because of the insubstantial amount.	—

7. Supplementary Information

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
On March 31, 2003, Partial Revisions of Regional Tax Laws (Law No. 9 of 2003) was published, and with the incorporation of pro forma standard taxation systems into corporate enterprise taxes from the fiscal year commencing April 1, 2004, the corporate enterprise tax levied in proportion to added value and capital will be included under "Other" in "Operating expenses - other" from the current fiscal year in accordance with Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax in Statements of Income, Practice Report No. 12, February 13, 2004, Accounting Standards Boards of Japan. As a result, "Other operating expenses" increased 876 million yen, and operating income, ordinary income and net income before taxes fell 876 million yen.	—

8. Notes

A. Notes to the Non-Consolidated Balance Sheets

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
*1 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 712,804 Real estate for sale 113 Total 712,918 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debts 172,399 Long-term debts 300,670 Total 473,070 Above amounts include items related to the securitization of loans receivables, 344,038 million yen for outstanding loans receivables, 33,276 million yen for the current portion of long-term debts, and 100,989 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 56,530 million yen for the current portion of long-term debts and 53,354 million yen in long-term debts, totaling 109,884 million yen. • The Company has also offered 4,456 million yen in cash and cash equivalents as collateral for swap transactions. • The Company has taken Marutoh K.K.'s land and other tangible fixed assets as a pledge for their borrowings.	*1 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral (In millions of yen) Loans 510,708 Real estate for sale 107 Total 510,815 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debts 106,872 Long-term debts 167,040 Total 273,912 Above amounts include items related to the securitization of loans receivables, 346,796 million yen for outstanding loans receivables, 30,284 million yen for the current portion of long-term debts, and 98,056 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans of 226,643 million yen as collateral in response to borrowers' requests to the sum of 75,839 million yen for the current portion of long-term debts and 133,917 million yen in long-term debts, totaling 209,757 million yen. • The Company has also offered 1,919 million yen in cash and cash equivalents as collateral for swap transactions. • The Company has taken Marutoh K.K.'s land and other tangible fixed assets as a pledge for their borrowings.

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
*2 Includes 1,093,662 million yen in personal unsecured loans.	*2 Includes 1,133,083 million yen in personal unsecured loans.
*3 Financial assets accepted as collateral with full rights of disposal and corresponding market values Commercial paper 4,998 million yen	*3 Financial assets accepted as collateral with full rights of disposal and corresponding market values Commercial paper 49,999 million yen

*4 The bad debts included in loans and claims in bankruptcy are shown below:

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	3,780	24,364	28,144
Loans in arrears	20,261	27,960	48,221
Loans in arrears longer than 3 months	9,061	3,039	12,100
Loans with adjusted terms	39,923	273	40,196
Total	73,025	55,637	128,662

Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,169	26,140	30,309
Loans in arrears	32,548	31,328	63,877
Loans in arrears longer than 3 months	11,899	3,767	15,666
Loans with adjusted terms	35,617	766	36,383
Total	84,234	62,001	146,236

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Explanations for each of the above items follow:	Explanations for each of the above items follow:
(Claims in bankruptcy) "Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.	(Claims in bankruptcy) As on left
(Loans in arrears) "Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.	(Loans in arrears) As on left
(Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.	(Loans in arrears longer than 3 months) As on left
(Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left
*5 Number of shares authorized and total number of shares outstanding Number of shares authorized: 373,500,000 shares of common stock However, the articles of incorporation specify that "AIFUL Corporation shall reduce the number of shares by the equivalent when stock is retired." Total number of shares outstanding: 94,690,000 shares of common stock	*5 Number of shares authorized and total number of shares outstanding Number of shares authorized: 373,500,000 shares of common stock However, the articles of incorporation specify that "AIFUL Corporation shall reduce the number of shares by the equivalent when stock is retired." Total number of shares outstanding: 142,035,000 shares of common stock

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
*6 Liabilities for guarantee (1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 35,267 million yen (2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 7,912 million yen	—
*7 Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 19,001 million yen. Total deferred hedge gains were 31 million yen.	*7 Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 10,297 million yen. Total deferred hedge gains were 67 million yen.
*8 The number of treasury shares held by the Company is 284,465 shares of common stock.	*8 The number of treasury shares held by the Company is 412,124 shares of common stock.
*9 Limitation on dividend The increase in net assets as result of setting a market price for assets specified in Item 3 of Article 124 of the Enforcement Regulations of the Commercial Code was 5,284 million yen.	*9 Limitation on dividend The increase in net assets as result of setting a market price for assets specified in Item 3 of Article 124 of the Enforcement Regulations of the Commercial Code was 10,636 million yen.

B. Notes to the Non-Consolidated Statements of Income

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
—	*1 Gains on investments in anonymous associations are appraisal gains based on the financial statements of investment partnerships, etc.
—	*2 The breakdown of Gains on sale of fixed assets is as follows. Buildings, etc. 0 million yen
*3 Breakdown of Loss on sale of tangible fixed assets is as follows. Telephone rights 69 million yen	*3 Breakdown of Loss on sale of tangible fixed assets is as follows. Telephone rights 2 million yen
*4 Breakdown of Loss on disposal of fixed assets is as follows: (In millions of yen) Buildings 159 Structures 27 Equipment and fixtures 43 Software 113 Other 32 Total 375	*4 Breakdown of Loss on disposal of fixed assets is as follows: (In millions of yen) Buildings 150 Structures 34 Equipment and fixtures 35 Other 2 Total 223
*5 Matters relating to affiliated companies Interest on loans 4,076 million yen	*5 Matters relating to affiliated companies Interest on loans 5,013 million yen
*6 Loss on investments in anonymous associations is appraised loss based on the financial statements of investment partnerships, etc.	*6 As on left

C. Notes to Lease Transaction

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee	1. Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee
(1) Amount equivalent to acquisition cost, accumulated depreciation and period ending balance of lease assets	(1) Amount equivalent to acquisition cost, accumulated depreciation, accumulated impairment losses, and period ending balance of lease assets

Previous fiscal year (In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	163	80	83
Equipment and fixtures	6,187	5,117	1,070
Total	6,351	5,198	1,153

Current fiscal year (In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Equipment and fixtures	1,356	1,165	191

Previous fiscal year	Current fiscal year
(2) Amount equivalent to outstanding balance of future lease payments at the end of the fiscal year (In millions of yen) Within one year 915 Over one year 267 Total 1,183	(2) Amount equivalent to outstanding balance of future lease payments at the end of the fiscal year, etc. Amount equivalent to outstanding balance of future lease payments at the end of the fiscal year (In millions of yen) Within one year 179 Over one year 15 Total 195
(3) Amount of lease fee payments, the amount equivalent to depreciation expenses and the amount equivalent to interest expenses (In millions of yen) Lease fee payment 2,565 Amount equivalent to depreciation expenses 2,455 Amount equivalent to interest expenses 49	(3) Amount of lease fee payments, reversal of lease assets impairment account, the amount equivalent to depreciation expenses and the amount equivalent to interest expenses (In millions of yen) Lease fee payment 832 Amount equivalent to depreciation expenses 803 Amount equivalent to interest expenses 8
(4) Accounting method for the amount equivalent to depreciation expenses Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method.	(4) Accounting method for the amount equivalent to depreciation expenses As on left
(5) Accounting method for the amount equivalent to interest expenses Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.	(5) Accounting method for the amount equivalent to interest expenses As on left
	2. Operating lease transactions Future lease payments (In millions of yen) Within one year 241 Over one year 147 Total 388 Impairment losses There are no impairment losses allocated to lease assets.

D. Marketable Securities

End of previous fiscal year (As of Mar. 31, 2005)	End of current fiscal year (As of Mar. 31, 2006)
Subsidiaries' shares and the shares of affiliated companies do not have a market price.	As on left

E. Tax Effect Accounting

End of previous fiscal year (As of Mar. 31, 2005)	End of current fiscal year (As of Mar. 31, 2006)
1. Principal cause of deferred tax assets and deferred tax liabilities	1. Principal cause of deferred tax assets and deferred tax liabilities

End of previous fiscal year (As of Mar. 31, 2005)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

(In millions of yen)	
Denied amount of bad debt depreciation	3,668
Accrued enterprise tax	1,288
Unrecorded interest payments due	2,162
Reserve for accrued bonuses	968
Other	115
Total deferred tax assets (current)	8,203

Deferred tax assets (fixed)

(In millions of yen)	
Excess amount of depreciation and amortization	1,635
Excess amount transferred to allowance for bad debt accounts	550
Amount transferred to allowance for retirement benefits for directors	490
Other	946
Total deferred tax assets (fixed)	3,623
Amount offset against deferred tax liabilities (fixed)	(3,608)
Net deferred tax assets (fixed)	14

Deferred tax liabilities (fixed)

(In millions of yen)	
Valuation differences of other marketable securities	(3,608)
Total of deferred tax liabilities (fixed)	(3,608)
Amount offset against deferred tax assets (fixed)	3,608
Net deferred tax liabilities (fixed)	—
Total deferred tax assets	8,217

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting
Omitted because the difference between the statutory effective tax rate and income tax charge rate after adoption of tax effect accounting is 5% or less of the statutory effective tax rate.

End of current fiscal year (As of Mar. 31, 2006)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

(In millions of yen)	
Reserve for losses on interest repayments	6,906
Denied amount of bad debt depreciation	4,309
Accrued enterprise tax	1,342
Unrecorded interest payments due	2,624
Reserve for accrued bonuses	913
Other	404
Total deferred tax assets (current)	16,501

Deferred tax assets (fixed)

(In millions of yen)	
Excess amount of depreciation and amortization	1,747
Excess amount transferred to allowance for bad debt accounts	596
Amount transferred to allowance for retirement benefits for directors	519
Other	641
Total deferred tax assets (fixed)	3,504
Amount offset against deferred tax liabilities (fixed)	(3,504)
Net deferred tax assets (fixed)	—
Total deferred tax assets	16,501

Deferred tax liabilities (fixed)

(In millions of yen)	
Valuation differences of other marketable securities	7,263
Total of deferred tax liabilities (fixed)	7,263
Amount offset against deferred tax assets (fixed)	(3,504)
Net deferred tax liabilities (fixed)	3,759
Total deferred tax liabilities	3,759

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting
As on left

F. Per Share Information

Item	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Net assets per share	6,188.00 yen	4,469.03 yen
Net income per share	711.20 yen	355.77 yen
Diluted net income per share	711.14 yen	355.65 yen

The Company conducted a 1:1.5 stock split on May 23, 2005.

Assuming that the stock split was conducted at the beginning of the previous fiscal year, per share information is as follows.

(Yen)

	Previous fiscal year
Net assets per share	4,125.33
Net income per share	474.13
Diluted net income per share	474.09

Basis for calculation of net income per share and diluted income per share

Item	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Net Income	67,301 million yen	50,381 million yen
Amount not attributable to common stock shareholders	126 million yen	—
Includes directors' bonuses distribution of profit	(126 million yen)	(—)
Net income relating to common stock	67,174 million yen	50,381 million yen
Average number of shares of common stock during the period	94,453,068 shares	141,613,814 shares
Diluted net income per share		
Adjusted net income	—	—
Increase in number of common stock	7,336 shares	44,799 shares
(of which stock options through acquisition of treasury stock)	(6,399 shares)	(14,460 shares)
(of which warrants)	(937 shares)	(30,339 shares)
Outline of stock not included in diluted net income per share due to lack of dilutary effect	—	New share subscription-type stock options (No. of shares: 357,900) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

G. Significant Subsequent Events

Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Based on the resolution of the Board of Directors' meeting on February 21, 2005, the Company is issuing new stock through the stock split as follows. 1 A 1:1.5 split as of May 23, 2005. (1) Increase in number of shares due to stock split Common stock 47,345,000 (2) Method of split A 1:1.5 stock split will be applied to the number of shares owned by shareholders listed in the register of shareholders and the register of beneficial shareholders at the close of March 31, 2005. 2. Initial date in reckoning for dividend April 1, 2005. Per share information for the previous fiscal year assuming that the stock split had been conducted at the beginning of the previous fiscal year and per share information for the current fiscal year assuming that the stock split had been conducted at the beginning of the current fiscal year are as below.	On April 14, 2006, the Kinki Finance Bureau of the Financial Services Agency imposed penalties on AIFUL Corporation based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). The penalties halted operations at all of the Company's branches for a set period, except for the receipt of repayments and operations related to credit protection. The impact of the administrative penalties on the Company's financial position and business performance for next fiscal year and beyond is not known.

(Yen)

	Previous fiscal year	Current fiscal year
Net assets per share	3,689.45	4,125.33
Net income per share	373.88	474.13
Diluted net income per share	–	474.09

II. Results of Operations

1. Operating Revenue

(In millions of yen)

Item		Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	%	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount	%
Interest on loans to customers	Unsecured loans	266,930	78.3	269,986	78.6
	Secured loans	55,875	16.4	54,560	15.9
	Small business loans	7,722	2.3	8,994	2.6
	Sub-total	330,528	97.0	333,541	97.1
Other financial revenue	Interest on deposits	1	0.0	1	0.0
	Interest on marketable securities	0	0.0	0	0.0
	Interest on loans	111	0.0	—	0.0
	Other	0	0.0	0	0.0
	Sub-total	113	0.0	1	0.0
Other operating revenue	Sales of real estate	—	—	23	0.0
	Bad debt write-off recovery	4,090	1.2	4,299	1.3
	Other	5,883	1.8	5,648	1.6
	Sub-total	9,973	3.0	9,972	2.9
Total		340,615	100.0	343,515	100.0

Note: "Other" included in Other operating revenue includes guarantee fees.

2. Other Operating Indicators

Item	End of previous fiscal year (As of Mar. 31, 2005)	End of current fiscal year (As of Mar. 31, 2006)
Total amount of loans outstanding (millions of yen)	1,471,767	1,512,717
Unsecured loans	1,093,662	1,133,083
Secured loans	345,180	341,152
Small business loans	32,924	38,480
Number of customer accounts	2,214,748	2,187,382
Unsecured loans	2,091,244	2,057,920
Secured loans	98,625	101,682
Small business loans	24,879	27,780
Number of branches	1,572	1,912
Staffed branches	549	515
Unstaffed branches	1,023	1,397
Number of "Ojidosan" automatic loan-contracting machines	1,561	1,595
Number of loan application processing machines	7	310
Number of ATMs	76,338	86,639
Company-owned	1,761	1,803
Partner-owned	74,577	84,836
Number of employees	3,184	3,066
Bad debt write-off (millions of yen)	91,243	93,422
Allowance for bad debts (millions of yen)	101,053	106,998
Net income per share (yen)	711.20	355.77
Net assets per share (yen)	6,188.00	4,469.03

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 5,012 million yen in the previous fiscal year, and 4,152 million yen in the current fiscal year.

III. Changes to the Board of Directors

1. Retirement of a Director

Name	Retirement date
Tetsuo Ninomiya	June 24, 2005

2. Changes to the Responsibilities of Directors: As of April 1, 2006

Name	New areas of responsibility	Former areas of responsibility
Katsuhide Horiba	Senior Managing Director	Senior Managing Director, Senior General Manager, Finance Division
Sadatoshi Kobayashi	Senior Managing Director, Information System Division	Senior Managing Director, Information Systems Development Department, Information Systems Operating Department
Yasutaka Fukuda	Director, Deputy-General Manager, Finance Division	Director, Deputy-General Manager, Finance Division, serving concurrently as Manager, Finance Department
Masayuki Sato	Director	Director, Marketing Department
Hiroshi Abe	Director, General Manager Management Planning Division, concurrently oversees Business Development Department and IT Planning Department	Director, General Manager, Management Planning Division
Tsuneo Sakai	Director, oversees Public Relations Department, Guarantee Business Department, Coordination Department and Investor Relations Office, serving concurrently as Manager, Investor Relations Office	Director, oversees, Public Relations Office, Guarantee Business Department, and Investor Relations Department, serving concurrently as Manager, Investor Relations Office

Attachments

List of material information made public in Japan from April 1, 2006 to June 30, 2006

	Descriptions	Information (*) Provided to
Exhibit 1.	(i) Consolidated and Non-Consolidated Financial Statements for the Fiscal Year Ended March 2006 dated May 16, 2006 (English Translation) and (ii) Annual Report 2006	(i) TSE/OSE (ii) Public
Exhibit 2.	Data book (March, 2006) dated May 16, 2006 (English Translation contained)	Public
Exhibit 3.	The 29th Business Report "Shareholders' Communication" dated June 2006 (brief description in English)	Shareholders
Exhibit 4.	Annual Securities Report dated June 28, 2006 for the 29th Fiscal Year from April 1, 2005 to March 31, 2006 (brief description in English)	DKALFB TSE/OSE
Exhibit 5.	Amendment to the Shelf Registration Statement dated June 28, 2006 (brief description in English)	DKALFB TSE/OSE
Exhibit 6.	Press Release dated April 3, 2006 with a title "AIFUL Announces Revision to Full Year Financial Results Forecasts" (English translation)	Public
Exhibit 7.	Press Release dated April 3, 2006 with a title "AIFUL Establishes New Company" (English translation)	Public
Exhibit 8.	Press Release dated April 3, 2006 with a title "AIFUL Announces Personnel Change" (English translation)	Public
Exhibit 9.	Press Release dated April 14, 2006 with a title "AIFUL Makes Announcement Concerning	Public

	Administrative Penalties" (English translation)	
Exhibit 10.	Press Release dated May 1, 2006 with a title "AIFUL Announces Organizational and Personnel Changes" (English translation)	Public
Exhibit 11.	Press Release dated May 15, 2006 with a title "AIFUL Announces Organizational and Personnel Change" (English translation)	Public
Exhibit 12.	Press Release dated May 16, 2006 with a title "AIFUL Announces Candidate for New Auditor, Responsibilities Added to Candidate for New Director, and Personnel Change" (English translation)	Public
Exhibit 13.	Press Release dated May 31, 2006 with a title "AIFUL Submits Business Operation Improvement Plan" (English translation)	Public
Exhibit 14.	Press Release dated June 21, 2006 with a title "Amendments to Year-End Financial Statements (Consolidated) and Year-End Financial Statements (Non-Consolidated) for the Fiscal Year Ended March 31, 2006" (English translation)	Public
Exhibit 15.	Press Release dated June 27, 2006 with a title "AIFUL Announces Appointments of Directors and Auditors" (English translation)	Public
Exhibit 16.	Articles of Incorporation, as amended dated June 27, 2006 (English translation)	Public

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

2006年3月期　決算データブック

Data Book (March. 2006)

―注：業績予想に関する注意事項―

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

―Note：Forward Looking Statements―

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社
AIFUL CORPORATION

EXHIBIT 2

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項 目		年/決算月(*Fiscal Year*)		04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	473,477	5.3	518,416	9.5	549,547	6.0	537,925	-2.1
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	360,911	8.2	383,700	6.3	424,431	10.6	442,794	4.3
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	112,566	-3.0	134,716	19.7	125,116	-7.1	95,132	-24.0
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	112,446	0.6	135,294	20.3	126,964	-6.2	96,000	-24.4
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	62,548	4.4	75,723	21.1	65,827	-13.1	52,540	-20.2
総資本	(百万円)	*Total Assets*	(*¥ Million*)	2,332,761	2.2	2,574,286	10.4	2,790,969	8.4	2,844,576	1.9
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	547,503	12.7	617,352	12.8	681,694	10.4	740,660	8.6
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	660.98	3.7	800.36	21.1	464.84	-41.9	370.99	-20.2
一株当たり株主資本 ※	(円)	*BPS ※*	(*¥*)	5,794.58	12.7	6,538.03	12.8	4,813.45	-26.4	5,229.80	8.6
株主資本比率	(%)	*Equity Ratio*	(*%*)	23.5	*2.2*	24.0	*0.5*	24.4	*0.4*	26.0	*1.6*
株主資本当期純利益率	(%)	*ROE*	(*%*)	12.1	*-1.1*	13.0	*0.9*	10.1	*-2.9*	7.4	*-2.7*
総資本当期純利益率	(%)	*ROA*	(*%*)	2.7	*-0.1*	3.1	*0.4*	2.5	*-0.6*	1.9	*-0.6*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。　Stock split (1:1.5) on May 23, 2005

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項 目		年/決算月(*Fiscal Year*)		04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	334,977	3.2	340,615	1.7	343,515	0.9	322,368	-6.2
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	239,739	10.1	233,034	-2.8	255,966	9.8	263,784	3.1
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	95,238	-10.9	107,581	13.0	87,548	-18.6	58,583	-33.1
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	98,932	-7.6	112,533	13.7	94,632	-15.9	65,000	-31.3
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	53,086	-4.0	67,301	26.8	50,381	-25.1	38,085	-24.4
総資本	(百万円)	*Total Assets*	(*¥ Million*)	1,870,075	-1.9	2,033,547	8.7	2,204,482	8.4	2,206,106	0.1
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	522,904	11.1	584,308	11.7	632,917	8.3	668,353	5.6
期末発行済株式総数 ※	(千株)	*N. of Shares issued*	(*Thousand*)	94,690	0.0	94,690	0.0	142,035	50.0	142,035	0.0
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	560.82	-4.7	711.20	26.8	355.77	-50.0	268.92	-24.4
一株当たり株主資本 ※	(円)	*BPS ※*	(*¥*)	5,534.17	11.1	6,188.00	11.8	4,469.03	-27.8	4,719.25	5.6
一株当たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	60.00	0.0	60.00	0.0	60.00	0.0	60.00	0.0
配当性向	(%)	*Payout Ratio*	(*%*)	10.7	*0.5*	8.4	*-2.3*	16.9	*8.5*	22.3	*5.4*
株主資本比率	(%)	*Equity Ratio*	(*%*)	28.0	*3.3*	28.7	*0.7*	28.7	*0.0*	30.3	*1.6*
株主資本当期純利益率	(%)	*ROE*	(*%*)	10.7	*-1.7*	12.2	*1.5*	8.3	*-3.9*	5.9	*-2.4*
総資本当期純利益率	(%)	*ROA*	(*%*)	2.8	*-0.2*	3.4	*0.6*	2.4	*-1.0*	1.7	*-0.7*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。　Stock split (1:1.5) on May 23, 2005

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

《参考》

残高経費率 ※	(%)	*SG & A Cost / Loan*	※ (*%*)	14.4	*1.0*	13.7	*-0.7*	14.5	*0.8*	15.1	*0.5*

※ 残高経費率=その他の営業費用/((期初残高+期末残高)÷2)(%)　※ SG & A Cost/Loan = Other Operating Expenses/Average Loans Outstanding(%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

			年/決算月 *(Fiscal Year)*	04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業債権合計	(百万円)	*Total Receivable Outstanding*	*(¥Million)*	2,298,444	4.0	2,522,579	9.8	2,681,746	6.3	2,652,836	-1.1
営業貸付金残高		*Loans Outstanding*		1,907,655	4.0	2,095,201	9.8	2,232,417	6.5	2,186,784	-2.0
無担保ローン		*Unsecured*		1,477,430	2.4	1,622,032	9.8	1,708,118	5.3	1,671,975	-2.1
有担保ローン		*Home Equity*		346,183	6.4	352,213	1.7	357,025	1.4	325,446	-8.8
事業者ローン		*Small Business*		84,041	28.7	120,955	43.9	167,273	38.3	189,362	13.2
総合斡旋		*Credit Card Shopping*		71,527	11.6	79,622	11.3	101,134	27.0	118,096	16.8
個品斡旋等		*Installment Sales Finance etc.*		185,650	0.7	206,348	11.1	194,427	-5.8	179,312	-7.8
信用保証売掛金		*Guarantee*		133,610	3.8	141,407	5.8	153,766	8.7	168,642	9.7
口座数(残高あり)	(千件)	*Customer Accounts*	*(Thousand)*	3,520	-0.0	3,796	7.8	3,898	2.7	-	-
無担保ローン		*Unsecured*		3,366	-0.7	3,618	7.5	3,694	2.1	-	-
有担保ローン		*Home Equity*		94	8.0	99	5.7	104	4.8	-	-
事業者ローン		*Small Business*		59	30.8	77	31.4	99	28.0	-	-
一口座当たり残高	(千円)	*Per Account*		541	4.1	551	1.8	572	3.7	-	-
無担保ローン		*Unsecured*		438	3.1	448	2.1	462	3.1	-	-
有担保ローン		*Home Equity*		3,664	-1.5	3,528	-3.7	3,411	-3.3	-	-
事業者ローン		*Small Business*		1,420	-1.5	1,555	9.5	1,681	8.0	-	-
クレジットカード会員数	(千件)	*Credit Card Holders*	*(Thousand)*	11,051	12.3	11,967	8.3	13,096	9.4	14,825	13.2
個品斡旋口座数	(千件)	*Shopping Installment Accounts*	*(Thousand)*	740	6.1	809	9.4	634	-21.7	-	-
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	511	-13.9	582	13.9	597	2.5	402	-32.7
無担保ローン		*Unsecured*		461	-15.8	526	14.1	533	1.2	361	-32.3
有担保ローン		*Home Equity*		24	-11.5	24	-0.7	25	4.6	11	-56.0
事業者ローン		*Small Business*		25	39.5	31	24.2	38	22.4	29	-23.7
新規クレジットカード発券数	(千枚)	*New Issue of Credit Card*	*(Thousand)*	2,159	4.0	2,122	-1.7	2,310	8.9	2,951	27.7

(2)チャネル展開 *(Marketing Channel)*

			年/決算月 *(Fiscal Year)*	04/3	増減数	05/3	増減数	06/3	増減数	2007/3 *(E)*	増減数
ローン事業店舗数	(店)	*Loan Business Branches*		1,977	*18*	2,326	*349*	2,722	*396*	2,823	*101*
有人店舗		*Staffed Branches*		813	*17*	884	*71*	873	*-11*	845	*-28*
無人店舗		*Unstaffed Branches*		1,164	*1*	1,442	*278*	1,849	*407*	1,978	*129*
ローン申込機		*Simple Auto Application Machines*		-	-	7	*7*	310	*303*	409	*99*
自動契約機設置台数	(台)	*Unmanned Loan-contracting machines*		1,855	*18*	2,170	*315*	2,249	*79*	-	-
正社員数(a)	(人)	*N. of Employees (Regulary Payroll)(a)*		5,969	*-154*	6,510	*541*	6,675	*165*	6,768	*93*
非正社員数(b)	(人)	*N. of Employees (temp.) (b)*		3,101	*417*	3,386	*285*	3,562	*176*	-	-
合計(a)+(b)	(人)	*Total (a)+(b)*		9,070	*263*	9,896	*826*	10,237	*341*	-	-
非正社員比率(b)/(a+b)	(%)	*Ratio of N. of Employees (b)/(a+b)*		34.2	*3.7*	34.2	*0.0*	34.8	*0.6*	-	-

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

3. グループ合計損益の内訳 *(Revenue and Expenses / Group Total)*

会計ベース*(On-Balance)*

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	04/3	営業収益比 (%)	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	2007/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	473,477	100.0	5.3	518,416	100.0	9.5	549,547	100.0	6.0	537,925	100.0	-2.1
営業貸付金利息	*Interest Income*	429,512	90.7	5.7	466,429	90.0	8.6	491,357	89.4	5.3	480,642	89.4	-2.2
無担保ローン	*Unsecured*	358,142	75.6	2.7	387,839	74.8	8.3	405,061	73.7	4.4	396,980	73.8	-2.0
有担保ローン	*Home Equity*	55,022	11.6	15.5	56,531	10.9	2.7	56,144	10.2	-0.7	49,796	9.3	-11.3
事業者ローン	*Small Business*	16,348	3.5	64.4	22,059	4.3	34.9	30,151	5.5	36.7	33,865	6.3	12.3
総合斡旋収益	*Credit Card Shopping*	8,140	1.7	3.3	9,090	1.7	11.7	11,275	2.1	24.0	13,443	2.5	19.2
個品斡旋収益	*Installment Sales Finance*	15,508	3.3	2.2	17,200	3.3	10.9	17,675	3.2	2.8	14,674	2.7	-17.0
信用保証収益	*Guarantees*	5,562	1.2	34.6	7,087	1.4	27.4	8,667	1.6	22.3	10,054	1.9	16.0
その他の金融収益	*Other Financial Revenue*	95	0.0	-70.4	144	0.0	51.6	35	0.0	-75.7	52	0.0	48.6
その他の営業収益	*Other Operating Revenue*	14,658	3.1	-5.2	18,462	3.6	26.0	20,535	3.7	11.2	19,058	3.5	-7.2
不動産売上高	*Sales of Property*	50	0.0	-83.7	-	-	-	23	0.0	-	-	-	-
投資有価証券売上高	*Sales of Investment Securities*	-	-	-	664	0.1	-	436	0.0	-34.3	343	0.1	-21.3
償却債権回収額	*Bad Debt Recovery*	6,778	1.4	5.4	7,719	1.5	13.9	8,535	1.6	10.6	6,550	1.2	-23.3
その他	*Other*	7,830	1.7	0.5	10,077	2.0	28.7	11,539	2.1	14.5	12,164	2.3	5.4
営業費用	*Operating Expenses*	360,911	76.2	8.2	383,700	74.0	6.3	424,431	77.2	10.6	442,794	82.3	4.3
金融費用	*Financial Expenses*	38,164	8.1	-0.8	39,682	7.7	4.0	37,762	6.9	-4.8	40,849	7.6	8.2
借入金利息等	*Interest on Borrowings*	24,620	5.2	-2.0	26,534	5.1	7.8	25,163	4.6	-5.2	28,283	5.3	12.4
社債利息等	*Interest on SB etc.*	13,544	2.9	1.4	13,147	2.5	-2.9	12,598	2.3	-4.2	12,565	2.3	-0.3
売上原価	*Cost of Sales*	137	0.0	-75.6	357	0.0	160.6	173	0.0	-51.5	139	0.0	-19.7
不動産売上原価	*Cost of Sales of Property*	137	0.0	-53.7	-	-	-	24	0.0	-	-	-	-
投資有価証券売上原価	*Cost of Investment Securities*	-	-	-	357	0.0	-	149	0.0	-58.3	139	0.0	-6.7
その他の営業費用	*Other Operating Expenses(SG&A)*	322,610	68.1	9.6	343,660	66.3	6.5	386,495	70.3	12.5	401,804	74.7	4.0
貸倒関連費用	*Credit Cost*	157,339	33.2	17.3	155,466	30.0	-1.2	166,193	30.2	6.9	166,320	30.9	0.1
利息返還関連費用	*Return of overpayment Cost*	-	-	-	-	-	-	21,074	3.8	-	21,208	3.9	0.6
広告宣伝費	*Advertising Expenses*	19,962	4.2	-8.2	23,669	4.6	18.6	28,018	5.1	18.4	23,035	4.3	-17.8
人件費	*Salaries*	48,891	10.3	1.7	54,712	10.6	11.9	58,256	10.6	6.5	62,158	11.6	6.7
役員報酬	*Directors' Salaries*	640	0.1	9.6	852	0.2	33.1	1,049	0.2	23.1	990	0.2	-5.6
従業員給与賞与等	*Employees' Salaries*	38,201	8.1	-1.5	43,438	8.4	13.7	46,215	8.4	6.4	50,673	9.4	9.6
その他	*Other*	10,049	2.1	15.4	10,420	2.0	3.7	10,992	2.0	5.5	10,494	2.0	-4.5
連結調整勘定償却額	*Amortization of Goodwill and Consolidation Differences*	2,061	0.4	-21.9	1,940	0.4	-5.9	2,055	0.4	5.9	1,734	0.3	-15.6
その他	*Other*	94,355	19.9	7.4	107,871	20.8	14.3	110,897	20.2	2.8	127,345	23.7	14.8
営業利益	*Operating Income*	112,566	23.8	-3.0	134,716	26.0	19.7	125,116	22.8	-7.1	95,132	17.7	-24.0
営業外収益	*Non-operating Income*	1,040	0.2	-20.2	1,493	0.3	43.6	2,007	0.3	34.4	920	0.2	-54.2
営業外費用	*Non-operating Expenses*	1,160	0.3	-78.9	914	0.2	-21.2	159	0.0	-82.6	51	0.0	-67.9
経常利益	*Ordinary Income*	112,446	23.7	0.6	135,294	26.1	20.3	126,964	23.1	-6.2	96,000	17.8	-24.4
特別利益	*Extraordinary Income*	4,957	1.0	1,016.4	1,184	0.2	-76.1	803	0.1	-32.2	0	0.0	-100.0
特別損失	*Extraordinary Losses*	13,589	2.8	183.8	7,037	1.3	-48.2	14,994	2.7	113.1	1,381	0.3	-90.8
税引前利益(a)	*Income before Income Taxes(a)*	103,814	21.9	-3.4	129,441	25.0	24.7	112,773	20.5	-12.9	94,619	17.6	-16.1
法人税·住民税及び事業税(b)	*Income Taxes(b)*	46,173	9.8	-19.8	41,025	7.9	-11.1	45,520	8.3	11.0	48,361	9.0	6.2
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	-5,157	-1.1	-	11,990	2.3	-	-145	-0.0	-	-7,468	-1.4	-
少数株主利益(損失)	*Minority Interest Loss*	250	0.0	115.5	702	0.1	180.8	1,571	0.3	123.8	1,186	0.2	-24.5
当期純利益	*Net Income*	62,548	13.2	4.4	75,723	14.6	21.1	65,827	12.0	-13.1	52,540	9.8	-20.2
実質税率(b+c)/a (%)	*Real Tax Rate(b+c)/a (%)*	39.5	-	-	41.0	-	-	40.2	-	-	43.2	-	-

4. グループ合計資金調達の状況　(Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)	2007/3(E)	構成比(%)
借入金	Borrowings	974,764	56.2	1,123,076	60.2	1,128,905	56.8	1,147,308	56.4
都市銀行	City Banks	22,218	1.3	84,879	4.6	83,391	4.2	-	-
長期信用銀行	Long-Term Credit Banks	67,895	3.9	65,307	3.5	66,286	3.3	-	-
信託銀行	Trust Banks	256,805	14.8	335,539	18.0	423,831	21.3	-	-
地方銀行·第二地方銀行	Regional Banks	212,522	12.2	207,959	11.1	204,120	10.3	-	-
生命保険会社	Life Insurance	120,025	6.9	131,789	7.1	142,853	7.2	-	-
損害保険会社	Non-Life Insurance	47,822	2.8	46,431	2.5	34,387	1.7	-	-
外国銀行	Foreigner	6,687	0.4	10,000	0.5	10,000	0.5	-	-
シンジケートローン	Syndicated Loan	104,877	6.0	107,079	5.7	26,945	1.4	-	-
邦銀	Japanese Banks	35,277	2.0	23,404	1.3	9,145	0.5	-	-
外銀	Foreigner	27,100	1.6	20,900	1.1	17,800	0.9	-	-
その他	Other	42,500	2.4	62,774	3.4	-	-	-	-
県信連等	Credit Association	55,304	3.2	69,765	3.7	75,283	3.8	-	-
その他	Other	80,607	4.6	64,327	3.4	61,808	3.1	-	-
CP·社債等	CP and Bonds	760,637	43.8	742,331	39.8	859,570	43.2	887,211	43.6
CP	CP	5,000	0.3	-	-	25,000	-	-	-
普通社債	SB	455,000	26.2	478,890	25.7	510,500	25.7	-	-
証券化	ABS	300,637	17.3	263,441	14.1	324,070	16.3	-	-
合 計	Total	1,735,402	100.0	1,865,407	100.0	1,988,476	100.0	2,034,519	100.0

(2)長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)	2007/3(E)	構成比(%)
短期調達	Short-term Borrowings	61,834	3.6	71,695	3.8	138,200	7.0	165,500	8.1
短期借入	Borrowings	56,834	3.3	71,695	3.8	113,200	5.7	-	-
CP	CP	5,000	0.3	-	-	25,000	-	-	-
長期調達	Long-term Borrowings	1,673,567	96.4	1,793,712	96.2	1,850,276	93.0	1,869,019	91.9
固定金利借入	Fixed Rate	225,198	13.0	247,179	13.3	236,640	11.9	-	-
変動金利借入	Floating Rate	692,731	39.9	804,201	43.1	779,064	39.2	-	-
キャップ	With Cap	192,328	11.1	299,135	16.0	268,750	13.5	-	-
スワップ	With Swap	222,790	12.8	248,278	13.3	256,701	12.9	-	-
社債等(固定)	SB Other (Fixed Bond)	593,211	34.2	626,086	33.6	714,123	35.9	-	-
普通社債	SB	442,500	25.5	466,390	25.0	498,000	25.0	-	-
証券化	ABS	150,711	8.7	159,696	8.6	216,123	10.9	-	-
社債等(変動)	SB Other (Floating Bond)	162,426	9.4	116,244	6.2	120,447	6.1	-	-
普通社債	SB	12,500	0.7	12,500	0.7	12,500	0.6	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
証券化	ABS	149,926	8.6	103,744	5.6	107,947	5.4	-	-
キャップ	With Cap	139,926	8.1	103,744	5.6	57,947	2.9	-	-
合 計	Total	1,735,402	100.0	1,865,407	100.0	1,988,476	100.0	2,034,519	100.0

(3)調達金利 (Funding Rate)

(%)

年/決算月	(Fiscal Year)	04/3	05/3	06/3	2007/3(E)
調達金利	Funding Rate	1.72	1.60	1.55	1.97
間接	Indirect	1.86	1.68	1.71	2.19
直接	Direct	1.55	1.48	1.33	1.68

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	Long term prime rate	1.65	1.65	2.10	2.70

5. アイフル営業実績 (Review of Operation / AIFUL)

(1)営業実績 (Operating Results)

年/決算月 (Fiscal Year)		04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3 (E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,479,080	3.8	1,515,007	2.4	1,577,246	4.1	1,505,858	-4.5
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,451,638	2.7	1,471,767	1.4	1,512,717	2.8	1,421,281	-6.0
無担保ローン	Unsecured	1,081,057	1.2	1,093,662	1.2	1,133,083	3.6	1,080,223	-4.7
有担保ローン	Home Equity	342,637	6.1	345,180	0.7	341,152	-1.2	303,072	-11.2
事業者ローン	Small Business	27,943	25.0	32,924	17.8	38,480	16.9	37,984	-1.3
信用保証売掛金	Guarantee (¥ Million)	27,316	153.1	43,180	58.1	62,313	44.3	80,856	29.8
個人保証	Personal Loans	25,958	147.4	35,267	35.9	41,496	17.7	48,484	16.8
事業者保証	Small Business loans	1,358	352.7	7,912	482.6	20,817	163.1	32,371	55.5
その他		-	-	-	-	2,216	-	3,721	67.9
口座数 (千件)	Customer Accounts (Thousand)	2,246	-1.7	2,214	-1.4	2,187	-1.2	2,034	-7.0
無担保ローン	Unsecured	2,131	-2.3	2,091	-1.9	2,057	-1.6	1,914	-7.0
有担保ローン	Home Equity	93	7.9	98	5.0	101	3.1	93	-7.7
事業者ローン	Small Business	21	21.8	24	17.4	27	11.7	26	-4.7
一口座当たり残高 (千円)	Per Account (¥ Thousand)	646	4.5	664	2.8	691	4.1	699	1.0
無担保ローン	Unsecured	507	3.5	522	3.1	550	5.3	564	2.5
有担保ローン	Home Equity	3,647	-1.7	3,499	-4.0	3,355	-4.1	3,228	-3.8
事業者ローン	Small Business	1,318	2.6	1,323	0.4	1,385	4.7	1,435	3.6
新規顧客件数 (千件)	New Accounts (Thousand)	388	-11.9	376	-3.1	370	-1.4	241	-34.9
無担保ローン	Unsecured	355	-12.3	343	-3.4	338	-1.6	227	-32.7
有担保ローン	Home Equity	24	-12.1	23	-3.4	23	-0.6	9	-58.9
事業者ローン	Small Business	8	10.2	9	10.8	9	2.2	4	-56.9
実質平均利回り ※1 (%)	Average Yield ※1 (%)	22.8	*-0.3*	22.6	*-0.2*	22.4	*-0.3*	21.3	*-1.0*
無担保ローン	Unsecured	24.8	*-0.5*	24.6	*-0.2*	24.2	*-0.3*	23.2	*-1.0*
有担保ローン	Home Equity	16.4	*0.6*	16.3	*-0.2*	15.9	*-0.4*	14.7	*-1.2*
事業者ローン	Small Business	25.3	*0.4*	25.4	*0.1*	25.2	*-0.2*	23.6	*-1.5*

※1:実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%) ※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		04/3	増減数(yoy)	05/3	増減数(yoy)	06/3	増減数(yoy)	2007/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,563(934)	*-17*	1,572(946)	*9*	1,912(1,238)	*340*	2,004	*92*
有人店舗	Staffed Branches	540(124)	*6*	545(128)	*5*	511(121)	*-34*	475	*-36*
無人店舗	Unstaffed Branches	1,018(810)	*-22*	1,023(812)	*5*	1,397(846)	*374*	1,525	*128*
ローン申込機	Simple Auto Application Machines	-	-	7(6)	*7*	310(271)	*303*	409	*99*
信販カード担当店等	Other	5	*2*	4	*-1*	4	*0*	4	*0*
ローン事業店舗出店数 (店)	Newly Opened Branches	3	-	32	-	352	-	100	-
有人店舗	Staffed Branches	-	-	1	-	-	-	-	-
無人店舗	Unstaffed Branches	1	-	24	-	351	-	-	-
ローン申込機	Simple Auto Application Machines	-	-	7	-	305	-	100	-
信販カード担当店等	Other	2	-	-	-	1	-	-	-
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,557	*-16*	1,561	*4*	1,595	*34*	-	-
併設型	At Staffed Branches	538	*6*	544	*6*	508	*-36*	-	-
独立型	At Unstaffed Branches	1,019	*-22*	1,017	*-2*	1,087	*70*	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	73,938	*23,579*	91,103	*17,165*	101,989	*10,886*	-	-
自社ATM	AIFUL ATMs	1,661	*-15*	1,761	*100*	1,803	*42*	-	-
提携ATM－CD ※3	Tie-up ATM-CD ※3	58,056	*16,994*	74,577	*16,521*	84,836	*10,259*	-	-
提携コンビニ入金	Tie-up Convenience Store	14,221	*6,600*	14,765	*544*	15,350	*585*	-	-
保証提携先金融機関	Guarantee Tie－up Banks								
個人保証	Personal loans	32	*11*	41	*9*	44	*3*	-	-
事業者保証	Small business loans	7	*4*	32	*25*	57	*25*	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	3,397	*-105*	3,184	*-213*	3,066	*-118*	3,050	*-16*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,353	*220*	1,503	*150*	1,501	*-2*	-	-
合計(a)+(b)	Total (a)+(b)	4,750	*115*	4,687	*-63*	4,567	*-120*	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	28.5	*4.0*	32.1	*3.6*	32.9	*0.8*	-	-

※2:()はロードサイド型
※3:提携ATM-CD台数には、アイワイバンク(セブンイレブン)が含まれております。(04/3:7,804台、05/3:9,975台、06/3:11,484台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (04/3:7,804, 05/3:9,975, 06/3:11,484)
Note:Italic Font=Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

（百万円/¥ Million）

	年/決算月(Fiscal Year)	04/3	営業収益比 (%)	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	334,977	100.0	3.2	340,615	100.0	1.7	343,515	100.0	0.9	322,368	100.0	-6.2
営業貸付金利息	Interest Income	326,978	97.6	3.6	330,528	97.0	1.1	333,541	97.1	0.9	313,177	97.1	-6.1
無担保ローン	Unsecured	265,959	79.4	1.0	266,930	78.4	0.4	269,986	78.6	1.1	256,784	79.7	-4.9
有担保ローン	Home Equity	54,663	16.3	15.1	55,875	16.4	2.2	54,560	15.9	-2.4	47,352	14.7	-13.2
事業者ローン	Small Business	6,355	1.9	30.9	7,722	2.3	21.5	8,994	2.6	16.5	9,040	2.8	0.5
その他の金融収益	Other Financial Revenue	58	0.0	-79.0	113	0.0	94.8	1	0.0	-98.4	0	0.0	-100.0
その他の営業収益	Other Operating Revenue	7,940	2.4	-9.7	9,973	3.0	25.6	9,972	2.9	-0.0	9,189	2.9	-7.9
受取保証料	Loan Guarantee Fee	1,736	0.5	191.0	3,042	0.9	75.2	4,425	1.3	45.4	5,712	1.8	29.1
不動産売上高	Sales of Property	50	0.0	-83.5	-	-	-	23	0.0	-	-	-	-
償却債権回収額	Bad Debt Recovery	3,738	1.1	-4.1	4,090	1.2	9.4	4,299	1.3	5.1	2,200	0.7	-48.8
その他	Other	2,414	0.7	-21.0	2,840	0.8	17.6	1,223	0.4	-56.9	1,275	0.4	4.3
営業費用	Operating Expenses	239,739	71.6	10.1	233,034	68.4	-2.8	255,966	74.5	9.8	263,784	81.8	3.1
金融費用	Financial Expenses	33,485	10.0	-4.8	32,593	9.6	-2.7	31,218	9.1	-4.2	31,460	9.8	0.8
借入金利息等	Interest on Borrowings	21,284	6.4	-6.3	21,092	6.2	-0.9	19,861	5.8	-5.8	20,023	6.2	0.8
社債利息等	Interest on SB etc.	12,200	3.6	-2.2	11,501	3.4	-5.7	11,357	3.3	-1.3	11,436	3.5	0.7
売上原価	Cost of Sales	137	0.1	-75.6	-	-	-	24	0.0	-	-	-	-
不動産売上原価	Cost of Sales of Property	137	0.1	-53.7	-	-	-	24	0.0	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	206,117	61.5	13.3	200,441	58.8	-2.8	224,723	65.4	12.1	232,324	72.1	3.4
貸倒関連費用	Credit Cost	109,223	32.6	26.5	97,385	28.6	-10.8	103,520	30.1	6.3	106,645	33.1	3.0
利息返還関連費用	Return of overpayment Cost	-	-	-	-	-	-	17,019	5.0	-	17,019	5.3	0.0
広告宣伝費	Advertising Expenses	13,696	4.1	-10.9	14,978	4.4	9.4	16,533	4.8	10.4	10,011	3.1	-39.4
支払手数料	Commission	10,832	3.2	12.6	11,966	3.5	10.5	14,024	4.1	17.2	16,578	5.1	18.2
人件費	Salaries	28,782	8.6	-1.6	29,948	8.8	4.1	29,511	8.6	-1.5	30,020	9.3	1.7
役員報酬	Directors' Salaries	453	0.1	6.7	442	0.1	-2.4	539	0.2	21.9	483	0.1	-10.4
従業員給与賞与等	Employees' Salaries	21,941	6.6	-5.7	23,371	6.9	6.5	22,822	6.6	-2.3	23,294	7.2	2.1
その他	Other	6,388	1.9	14.6	6,134	1.8	-4.0	6,149	1.8	0.3	6,242	1.9	1.5
賃借料・地代家賃	Rental Expenses · Land Rent	13,925	4.2	-10.3	14,016	4.1	0.7	12,622	3.7	-9.9	13,384	4.2	6.0
消耗品費・修繕費	Supplies · Repair and Maintenance	5,944	1.8	27.0	5,737	1.7	-3.5	7,143	2.1	24.5	7,384	2.3	3.4
通信費	Communications	4,159	1.2	-6.2	2,438	0.7	-41.4	2,458	0.7	0.8	2,524	0.8	2.7
保険料	Insurance Premium	4,102	1.2	11.7	4,411	1.3	7.5	4,181	1.2	-5.2	4,717	1.5	12.8
減価償却費	Depreciation	4,874	1.5	38.8	6,751	2.0	38.5	7,587	2.2	12.4	9,516	3.0	25.4
事業税	Enterprise Tax(Pro forma standard taxation)	-	-	-	876	0.3	-	899	0.3	2.6	1,000	0.3	11.2
その他	Other	10,574	3.2	11.0	11,929	3.5	12.8	9,220	2.7	-22.7	13,526	4.2	46.7
利息返還金	Return of overpayment	-	-	-	3,511	1.0	-	-	-	-	-	-	-
営業利益	Operating Income	95,238	28.4	-10.9	107,581	31.6	13.0	87,548	25.5	-18.6	58,583	18.2	-33.1
営業外収益	Non-operating Income	4,576	1.4	-13.0	5,647	1.6	23.4	7,154	2.0	26.7	6,423	2.0	-10.2
営業外費用	Non-operating Expenses	882	0.3	-82.7	694	0.2	-21.3	70	0.0	-89.8	6	0.0	-91.4
経常利益	Ordinary Income	98,932	29.5	-7.6	112,533	33.0	13.7	94,632	27.5	-15.9	65,000	20.2	-31.3
特別利益	Extraordinary Income	672	0.2	167.9	894	0.3	33.0	287	0.1	-67.8	-	-	-
特別損失	Extraordinary Losses	1,643	0.5	107.1	662	0.2	-59.7	11,141	3.2	1,580.7	1,017	0.3	-90.9
税引前利益(a)	Income before Income Taxes(a)	97,961	29.2	-8.1	112,765	33.1	15.1	83,778	24.4	-25.7	63,982	19.8	-23.6
法人税・住民税等(b)	Income Taxes(b)	36,064	10.8	-21.7	33,099	9.7	-8.2	34,474	10.0	4.2	28,974	9.0	-16.0
事業税(c)	Enterprise Taxes(c)	8,854	2.6	-17.9	6,814	2.0	-23.0	7,102	2.1	4.2	5,909	1.8	-16.8
法人税等調整額(d)	Effect of a Tax Consequences(d)	-43	-0.0	-	5,550	1.6	-	-8,179	-2.4	-	-8,986	-2.8	-
当期純利益	Net Income	53,086	15.8	-4.0	67,301	19.8	26.8	50,381	14.7	-25.1	38,085	11.8	-24.4
実質税率(b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	45.8	-	-	40.3	-	-	39.9	-	-	40.5	-	-

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)	平均借入期間(年)	2007/3(E)	構成比(%)
借入金	Borrowings	759,681	59.2	848,233	61.1	808,720	56.3	4.1	774,249	55.3
都市銀行	City Banks	21,218	1.7	80,379	5.8	78,573	5.5	-	-	-
長期信用銀行	Long-Term Credit Banks	46,173	3.6	36,932	2.7	36,286	2.5	-	-	-
信託銀行	Trust Banks	205,354	16.0	251,542	18.1	299,675	20.8	-	-	-
地方銀行·第二地方銀行	Regional Banks	173,325	13.5	160,820	11.6	153,610	10.7	-	-	-
信用金庫	Shinkin Banks	13,920	1.1	20,240	1.5	25,200	1.8	-	-	-
生命保険会社	Life Insurance	115,676	9.0	125,702	9.1	139,954	9.7	-	-	-
損害保険会社	Non-Life Insurance	46,041	3.6	43,489	3.1	32,297	2.2	-	-	-
外国銀行	Foreigner	6,687	0.5	10,000	0.7	10,000	0.7	-	-	-
シンジケートローン	Syndicated Loan	87,602	6.8	94,304	6.8	22,245	1.5	-	-	-
邦銀	Japanese Banks	18,002	1.4	10,629	0.8	4,445	0.3	-	-	-
外銀	Foreigner	27,100	2.1	20,900	1.5	17,800	1.2	-	-	-
その他	Other	42,500	3.3	62,774	4.5	-	-	-	-	-
県信連	Credit Association	20,850	1.6	15,358	1.1	6,708	0.5	-	-	-
その他	Other	22,834	1.8	9,466	0.7	4,171	0.3	-	-	-
CP·社債等	CP and Bonds	524,047	40.8	540,382	38.9	628,841	43.7	6.1	625,356	44.7
CP	CP	-	-	-	-	-	-	-	-	-
普通社債	SB	445,000	34.7	468,890	33.8	500,500	34.8	-	-	-
証券化	ABS	79,047	6.2	71,492	5.1	128,341	8.9	-	-	-
合 計	Total	1,283,728	100.0	1,388,615	100.0	1,437,561	100.0	5.0	1,399,606	100.0

(2)長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)	残存期間(年)	2007/3(E)	構成比(%)
短期調達	Short-term Borrowings	8,500	0.7	15,000	1.1	53,000	3.7	0.1	53,000	3.8
短期借入	Borrowings	8,500	0.7	15,000	1.1	53,000	3.7	-	-	-
CP	CP	-	-	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,275,228	99.3	1,373,615	98.9	1,384,561	96.3	3.3	1,346,606	96.2
固定金利借入	Fixed Rate	194,312	15.1	197,630	14.2	178,661	12.4	2.9	-	-
変動金利借入	Floating Rate	556,868	43.4	635,602	45.8	577,058	40.1	3.1	-	-
キャップ	With Cap	192,328	15.0	299,135	21.5	268,750	18.7	-	-	-
スワップ	With Swap	222,790	17.4	248,278	17.9	256,701	17.9	-	-	-
社債等(固定)	SB Other (Fixed Bond)	511,547	39.8	527,882	38.0	552,341	38.4	3.5	-	-
普通社債	SB	432,500	33.7	456,390	32.9	488,000	33.9	-	-	-
証券化	ABS	79,047	6.2	71,492	5.1	64,341	4.5	-	-	-
社債等(変動)	SB Other (Floating Bond)	12,500	1.0	12,500	0.9	76,499	5.3	3.8	-	-
普通社債	SB	12,500	1.0	12,500	0.9	12,500	0.9	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-
証券化	ABS	-	-	-	-	63,999	4.5	-	-	-
キャップ	With Cap	-	-	-	-	13,999	1.0	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	705,859	55.0	725,512	52.2	731,002	50.9	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,120,977	87.3	1,272,925	91.7	1,270,453	88.4	-	-	-
合 計	Total	1,283,728	100.0	1,388,615	100.0	1,437,561	100.0	3.1	1,399,606	100.0

(3)調達金利 (Funding Rate)

(%)

年/決算月	(Fiscal Year)	04/3	05/3	06/3	2007/3(E)
調達金利	Funding Rate	1.87	1.67	1.58	1.97
間接	Indirect	1.86	1.66	1.66	2.11
直接	Direct	1.89	1.69	1.49	1.79

※調達金利=末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

		04/3	05/3	06/3	2007/3(E)
長期プライムレート	Long term prime rate	1.65	1.65	2.10	2.70
5年スワップレート	5Y SWAP rate	0.74	0.63	1.54	
JGB(10年)	10Y JGB	1.42	1.33	1.76	

8. アイフル債権ポートフォリオ　(Analysis of Loan Portfolio / AIFUL)

(1)貸付利率別残高構成(Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers		04/3 件数(千件) Account ※1	04/3 構成比(%)	04/3 残高(百万円) Loan Balance ※2	04/3 構成比(%)	05/3 件数(千件) Account ※1	05/3 構成比(%)	05/3 残高(百万円) Loan Balance ※2	05/3 構成比(%)	06/3 件数(千件) Account ※1	06/3 構成比(%)	06/3 残高(百万円) Loan Balance ※2	06/3 構成比(%)
無担保ローン (Unsecured Loans)	<25.0%	274	12.9	243,908	22.6	281	13.5	245,280	22.4	337	16.4	308,943	27.3
	25.0%≦ <26.0%	97	4.6	95,456	8.8	99	4.8	99,032	9.1	104	5.1	105,531	9.3
	26.0%≦ <27.0%	45	2.2	42,229	3.9	45	2.2	42,833	3.9	42	2.1	40,104	3.5
	27.0%≦ <28.0%	163	7.7	121,093	11.2	157	7.6	121,912	11.1	137	6.7	107,081	9.5
	28.0%≦ <29.0%	1,112	52.2	407,191	37.7	1,166	55.8	447,864	41.0	1,162	56.5	459,438	40.5
	29.0%≦	436	20.5	171,178	15.8	340	16.3	136,740	12.5	273	13.3	111,984	9.9
	合計 (Total)	2,131	100.0	1,081,057	100.0	2,091	100.0	1,093,662	100.0	2,057	100.0	1,133,083	100.0
有担保ローン (Home Equity Loans)	<13.0%	3	3.2	20,931	6.1	4	4.5	26,860	7.8	6	6.4	36,547	10.7
	13.0%≦ <14.0%	2	2.1	19,997	5.8	2	2.3	19,817	5.7	2	2.7	20,858	6.1
	14.0%≦ <15.0%	3	4.0	28,128	8.2	3	3.8	25,604	7.4	3	3.8	24,176	7.1
	15.0%≦ <16.0%	2	3.0	18,826	5.5	4	4.4	22,691	6.6	9	9.5	39,157	11.5
	16.0%≦ <17.0%	4	4.8	26,739	7.8	3	4.0	22,744	6.6	2	2.8	15,720	4.6
	17.0%≦ <18.0%	5	6.3	30,194	8.8	5	5.4	26,158	7.6	3	3.9	18,318	5.4
	18.0%≦	71	76.6	197,819	57.7	74	75.6	201,302	58.3	72	70.9	186,374	54.6
	合計 (Total)	93	100.0	342,637	100.0	98	100.0	345,180	100.0	101	100.0	341,152	100.0
事業者ローン (Small Business Loans)	<28.0%	8	40.7	12,869	46.1	11	47.4	17,647	53.6	16	58.3	25,255	65.6
	28.0%≦ <29.0%	12	58.3	14,955	53.5	12	52.2	15,245	46.3	11	41.6	13,206	34.3
	29.0%≦	0	1.1	118	0.4	0	0.4	31	0.1	0	0.1	18	0.0
	合計 (Total)	21	100.0	27,943	100.0	24	100.0	32,924	100.0	27	100.0	38,480	100.0
合　計	(Total)	2,246	100.0	1,451,638	100.0	2,214	100.0	1,471,767	100.0	2,187	100.0	1,512,717	100.0

(2)貸付金額別残高構成(Breakdown By Amount)

貸付金額 Loan Outstanding		04/3 件数(千件) Account ※1	04/3 構成比(%)	04/3 残高(百万円) Loan Balance ※2	04/3 構成比(%)	05/3 件数(千件) Account ※1	05/3 構成比(%)	05/3 残高(百万円) Loan Balance ※2	05/3 構成比(%)	06/3 件数(千件) Account ※1	06/3 構成比(%)	06/3 残高(百万円) Loan Balance ※2	06/3 構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)												
	<100	170	8.0	11,792	1.1	155	7.5	10,814	1.0	157	7.7	10,372	0.9
	100≦ <200	221	10.4	37,864	3.5	210	10.1	36,136	3.3	196	9.5	31,166	2.8
	200≦ <300	229	10.8	61,247	5.7	197	9.5	51,801	4.7	163	7.9	40,675	3.6
	300≦ <400	229	10.8	81,369	7.5	212	10.2	73,990	6.8	192	9.4	67,303	5.9
	400≦ <500	887	41.7	421,082	39.0	910	43.5	432,870	39.6	903	43.9	432,288	38.2
	500≦ <1,000	245	11.5	202,167	18.7	242	11.6	196,363	18.0	249	12.1	202,870	17.9
	1,000≦	145	6.8	265,533	24.6	161	7.7	291,685	26.7	194	9.5	348,406	30.7
	合計 (Total)	2,131	100.0	1,081,057	100.0	2,091	100.0	1,093,662	100.0	2,057	100.0	1,133,083	100.0
有担保ローン (Home Equity Loans)	(千円/¥ Thousand)												
	<1,000	4	5.0	3,102	0.9	5	5.6	3,594	1.0	6	5.9	3,874	1.1
	1,000≦ <5,000	74	79.4	207,509	60.6	79	80.2	217,223	62.9	82	81.2	223,320	65.5
	5,000≦ <10,000	12	13.0	90,987	26.6	11	12.0	87,258	25.3	11	10.8	80,725	23.7
	10,000≦ <50,000	2	2.6	39,316	11.5	2	2.3	35,656	10.3	2	2.0	32,229	9.4
	50,000≦ <100,000	0	0.0	1,266	0.4	0	0.0	993	0.3	0	0.0	549	0.2
	100,000≦	0	0.0	454	0.1	0	0.0	453	0.1	0	0.0	453	0.1
	合計 (Total)	93	100.0	342,637	100.0	98	100.0	345,180	100.0	101	100.0	341,152	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)												
	<1,000	7	34.6	4,786	17.1	8	33.0	4,970	15.1	8	30.5	5,109	13.3
	1,000≦ <2,000	12	60.0	20,613	73.8	15	61.9	24,854	75.5	16	58.2	25,172	65.4
	2,000≦	1	5.3	2,543	9.1	1	5.1	3,099	9.4	3	11.3	8,198	21.3
	合計 (Total)	21	100.0	27,943	100.0	24	100.0	32,924	100.0	27	100.0	38,480	100.0
合　計	(Total)	2,246	100.0	1,451,638	100.0	2,214	100.0	1,471,767	100.0	2,187	100.0	1,512,717	100.0

※1: Thousand
※2: ¥ Million

9. アイフル無担保ローン顧客属性 (Unsecured Loans Customer Profile / AIFUL)

(1) 性　別 (Sex)

(千件/ *Thousand*)

	年/決算月 (Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	男　性 (Male)	252	71.0	243	70.7	234	69.2
	女　性 (Female)	103	29.0	100	29.3	104	30.8
	合　計 (Total)	355	100.0	343	100.0	338	100.0
既存顧客 (Existing Accounts)	男　性 (Male)	1,468	68.9	1,442	69.0	1,416	68.9
	女　性 (Female)	662	31.1	648	31.0	640	31.1
	合　計 (Total)	2,131	100.0	2,091	100.0	2,057	100.0

(2) 年齢別 (Age)

(千件/ *Thousand*)

	年/決算月 (Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	155	43.8	151	44.1	149	44.1
	30 ～ 39	84	23.7	81	23.8	78	23.1
	40 ～ 49	56	15.9	54	15.8	54	16.1
	50 ～ 59	42	11.9	40	11.7	40	12.0
	60 ～	16	4.7	16	4.7	16	4.7
	合　計 (Total)	355	100.0	343	100.0	338	100.0
既存顧客 (Existing Accounts)	20 ～ 29 (才/Age)	544	25.6	515	24.6	496	24.1
	30 ～ 39	590	27.7	588	28.1	582	28.3
	40 ～ 49	419	19.7	415	19.9	412	20.0
	50 ～ 59	369	17.3	362	17.3	361	17.5
	60 ～	207	9.7	209	10.0	205	10.0
	合　計 (Total)	2,131	100.0	2,091	100.0	2,057	100.0

(3) 保険種別 (Type of Social Security)

(千件/ *Thousand*)

		年/決算月 (Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	170	48.0	161	47.0	154	45.8
	会社員(国保)	Office Worker (National Health Insurance)	142	39.9	142	41.5	146	43.3
	自営業者	Self Employed	43	12.1	39	11.5	36	10.9
	合　計	Total	355	100.0	343	100.0	338	100.0

(4) 年収別 (Annual Income)

(千件/ *Thousand*)

	年/決算月 (Fiscal Year)	04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	＜ 2,000 (千円/¥Thousand)	63	17.7	63	18.5	65	19.3
	2,000 ≦ ＜ 3,000	80	22.7	80	23.3	80	23.8
	3,000 ≦ ＜ 4,000	88	24.9	86	25.2	84	25.0
	4,000 ≦ ＜ 5,000	53	15.0	49	14.5	48	14.4
	5,000 ≦ ＜ 7,000	46	13.0	42	12.3	39	11.7
	7,000 ≦ ＜ 10,000	18	5.2	17	5.0	15	4.6
	10,000 ≦	5	1.5	4	1.3	4	1.2
	合　計 (Total)	355	100.0	343	100.0	338	100.0

10. アイフル有担保ローン顧客属性 *(Home Equity Loans Customer Profile / AIFUL)*

(1)不動産担保ローン既存顧客構成(件数ベース) *(Home Equity Loans Existing Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*		04/3	増減数	05/3	増減数	06/3	増減数
性別	*Sex*						
男性	*Male*	79.2	*0.3*	79.7	*0.5*	80.7	*1.0*
女性	*Female*	20.8	*-0.3*	20.3	*-0.5*	19.3	*-1.0*
年齢別	*Age*						
20 ～ 29		1.6	*-0.2*	1.5	*-0.1*	1.4	*-0.1*
30 ～ 39		10.6	*-0.6*	10.3	*-0.3*	10.5	*0.2*
40 ～ 49		24.2	*-1.1*	23.5	*-0.7*	23.1	*-0.4*
50 ～		63.6	*1.9*	64.7	*1.1*	65.0	*0.3*
年収別	*Annual Income*						
＜ 2,000		19.2	*-0.3*	18.6	*-0.6*	18.1	*-0.5*
2,000 ≦ ＜ 3,000		13.4	*0.2*	13.5	*0.1*	13.7	*0.2*
3,000 ≦ ＜ 4,000		19.0	*0.5*	19.4	*0.4*	19.6	*0.2*
4,000 ≦ ＜ 5,000		15.2	*0.0*	15.5	*0.3*	15.7	*0.2*
5,000 ≦		33.2	*-0.4*	33.0	*-0.2*	32.9	*-0.1*

(2)不動産担保ローン新規顧客構成(件数ベース) *(Home Equity Loans New Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*		04/3	増減数	05/3	増減数	06/3	増減数
掛け目 ※	*Loan to value*						
＜ 45%		37.5	*-2.0*	36.5	*-1.1*	29.6	*-6.9*
45 ≦ ＜ 55%		8.5	*1.1*	7.1	*-1.4*	6.7	*-0.4*
55 ≦ ＜ 65%		9.4	*-0.3*	8.8	*-0.6*	8.0	*-0.8*
65 ≦ ＜ 75%		27.5	*2.1*	30.1	*2.6*	28.8	*-1.3*
75%≦		17.1	*-0.9*	17.6	*0.5*	27.0	*9.4*
担保順位 ※	*Mortgage Rank*						
1st		56.5	*5.5*	55.7	*-0.8*	48.5	*-7.2*
2nd		28.3	*-1.3*	28.2	*-0.1*	35.2	*7.0*
3rd		6.8	*-0.8*	5.9	*-0.9*	7.7	*1.8*
4th ～		8.3	*-3.5*	10.2	*1.9*	8.6	*-1.6*

※:新規顧客＋完済後再利用顧客　　※:New Accounts＋Return Accounts

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(1)クレジットコストの状況／年間比較 *(Credit Cost / YOY%)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	04/3 (12M)	/(L) %	05/3 (12M)	/(L)%	06/3 (12M)	/(L)%	2007/3(E) (12M)	/(L)%
営業債権合計 (L)	*Total Receivable Outstanding (L)*	1,479,080	-	1,515,007	-	1,577,246	-	1,505,858	-
期末営業貸付金	*Loans outstanding*	1,451,638	-	1,471,767	-	1,512,717	-	1,421,281	-
無担保	*Unsecured*	1,081,057	-	1,093,662	-	1,133,083	-	1,080,223	-
有担保	*Home equity*	342,637	-	345,180	-	341,152	-	303,072	-
事業者	*Small business*	27,943	-	32,924	-	38,480	-	37,984	-
保証事業	*Guarantee*	27,317	-	43,180	-	62,313	-	80,856	-
その他	*Other*	-	-	-	-	2,216	-	3,721	-
期初貸倒引当金	*Allowance for bad debt (Beginning)*	70,479	4.77	81,693	5.39	81,928	5.19	85,659	5.69
貸倒発生額合計 ①	*Total Write-offs ①*	91,548	6.19	91,243	6.02	93,422	5.92	103,464	6.87
前年同期比	*YOY%*	22.5		-0.3		2.4		10.7	
貸倒発生額 ②	*Write-offs ②*	90,998	6.27	90,316	6.14	91,890	6.07	101,366	7.13
前年同期比		22.0		-0.7		1.7		10.3	
無担保	*Unsecured*	83,359	7.71	81,193	7.42	80,606	7.11	88,610	8.20
有担保	*Home equity*	6,362	1.86	7,187	2.08	8,940	2.62	9,529	3.14
事業者	*Small business*	1,277	4.57	1,935	5.88	2,343	6.09	3,225	8.49
保証債権等	*Guarantee,etc*	550	2.02	926	2.15	1,532	2.37	2,097	2.48
個別貸倒引当金繰入 (個別引当) ※ ③	*Non-operating Allowance for bad debt ※1 ③*	6,459	0.44	5,907	0.40	6,366	0.42	7,518	0.53
無担保	*Unsecured*	3,147	0.29	2,243	0.21	2,537	0.22	2,607	0.24
有担保	*Home equity*	3,249	0.95	3,613	1.05	3,705	1.09	4,830	1.59
事業者	*Small business*	62	0.22	51	0.15	124	0.32	80	0.21
①+③	*Total Write-offs ①+③*	98,007	6.63	97,150	6.41	99,789	6.33	110,982	7.37
前年同期比	*YOY%*	23.9		-0.9		2.7		11.2	
②+③	*Write-offs ②+③*	97,458	6.71	96,224	6.54	98,256	6.50	108,885	7.66
前年同期比	*YOY%*	23.4		-1.3		2.1		9.1	
無担保	*Unsecured*	86,507	8.00	83,436	7.63	83,143	7.34	91,218	8.44
有担保	*Home equity*	9,612	2.81	10,800	3.13	12,645	3.71	14,360	4.74
事業者	*Small business*	1,339	4.79	1,987	6.04	2,467	6.41	3,306	8.70
保証債権等	*Guarantee,etc*	550	2.02	926	2.15	1,532	2.37	2,097	2.48
貸倒関連費用(営業費用)	*Credit Cost*	109,223	7.38	97,385	6.43	103,520	6.56	106,645	7.08
期末貸倒引当金	*Allowance for bad debt (End)*	81,693	5.52	81,928	5.41	85,659	5.43	81,402	5.41

※ 個別貸倒引当金＝破産更生債権(有担保)+民事再生債権　Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)＋Loans with civil rehabilitation law.

11. アイフル貸倒&不良債権　(Credit Cost & NPL's / AIFUL)

(2)クレジットコストの状況／半期比較 (Credit　Cost / YTD%)

年/決算月 (Fiscal Year)		04/9 (6M)	/(L)%	05/3 (6M)	/(L)%	05/9 (6M)	/(L)%	06/3 (6M)	/(L)%
営業債権合計 (L)	Total Recievable Outstanding (L)	1,492,970	-	1,515,007	-	1,547,297	-	1,577,246	-
期末営業貸付金	Loans outstanding	1,459,310	-	1,471,767	-	1,492,898	-	1,512,717	-
無担保	Unsecured	1,085,579	-	1,093,662	-	1,115,158	-	1,133,083	-
有担保	Home equity	343,560	-	345,180	-	342,265	-	341,152	-
事業者	Small business	30,170	-	32,924	-	35,474	-	38,480	-
保証事業	Guarantee	33,568	-	43,180	-	52,668	-	62,313	-
その他	Other	-	-	-	-	1,730	-	2,216	-
期初貸倒引当金	Allowance for bad debt (Beginning)	81,693	5.47	81,693	5.39	81,928	5.29	81,928	5.19
貸倒発生額合計 ①	Total Write-offs ①	45,051	3.02	46,192	3.05	45,264	2.93	48,157	3.05
半期増減率	YTD%	-4.0		2.5		-2.0		6.4	
貸倒発生額 ②	Write-offs ②	44,658	3.06	45,658	3.10	44,511	2.98	47,378	3.13
半期増減率	YTD%	-4.2		2.2		-2.5		6.4	
無担保	Unsecured	40,446	3.73	40,747	3.73	39,542	3.55	41,064	3.62
有担保	Home equity	3,315	0.96	3,871	1.12	3,895	1.14	5,044	1.48
事業者	Small business	896	2.97	1,039	3.16	1,073	3.03	1,270	3.30
保証債権等	Guarantee,etc	393	-	533	-	753	1.39	778	1.21
個別貸倒引当金繰入 (個別引当) ※ ③	Non-operating Allowance for bad debt ③	4,765	0.33	1,141	0.08	3,436	0.23	2,929	0.19
無担保	Unsecured	2,565	0.24	-322	-0.03	1,197	0.11	1,339	0.12
有担保	Home equity	2,188	0.64	1,424	0.41	2,154	0.63	1,551	0.45
事業者	Small business	11	0.04	39	0.12	85	0.24	38	0.10
①+③	Total Write-offs ①+③	49,817	3.34	47,333	3.12	48,701	3.15	51,087	3.24
半期増減率	YTD%	0.0		-5.0		2.9		4.9	
②+③	Write-offs ②+③	49,423	3.39	46,800	3.18	47,947	3.21	50,308	3.33
半期増減率	YTD%	-0.1		-5.3		2.4		4.9	
無担保	Unsecured	43,012	3.96	40,424	3.70	40,739	3.65	42,403	3.74
有担保	Home equity	5,503	1.60	5,296	1.53	6,050	1.77	6,595	1.93
事業者	Small business	907	3.01	1,079	3.28	1,158	3.26	1,309	3.40
保証債権等	Guarantee,etc	393	-	533	-	753	1.39	778	1.21
貸倒関連費用(営業費用) ※	Credit Cost	49,874	3.34	47,511	3.14	45,165	2.92	58,354	3.70
期末貸倒引当金	Allowance for bad debt (End)	81,750	5.48	81,928	5.40	78,392	5.07	85,659	5.43

※:個別貸倒引当金＝破産更生債権(有担保)＋民事再生債権　　※Non-operating allowance for bad debt = Loans with legal bankruptcy + Loans with civil rehabilitation law.

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 不良債権の状況（金融庁「4分類」）*(NPL defined by FSA)*

（百万円/¥ *Million*）

年/決算月 *(Fiscal Year)*		04/3	/(L) %	05/3	/(L) %	05/9	/(L) %	06/3	/(L) %	2007/3*(E)*	/(L) %
期末営業貸付金 (L)	*Loans outstanding (L)*	1,451,638	-	1,471,767	-	1,492,898	-	1,512,717	-	1,421,281	-
無担保	*Unsecured*	1,081,057	-	1,093,662	-	1,115,158	-	1,133,083	-	1,080,223	-
有担保	*Home equity*	342,637	-	345,180	-	342,265	-	341,152	-	303,072	-
事業者	*Small business*	27,943	-	32,924	-	35,474	-	38,480	-	37,984	-
4分類開示債権合計 ①	*NPL total ①*	117,884	8.12	128,662	8.74	132,324	8.86	146,236	9.67	-	-
破綻先	*Category 4*	26,107	1.80	28,144	1.91	30,354	2.03	30,309	2.00	-	-
延滞債権	*Category 3*	42,141	2.90	48,221	3.28	48,921	3.28	63,877	4.22	-	-
3ヶ月以上延滞債権	*Category 2*	12,375	0.85	12,100	0.82	13,370	0.90	15,666	1.04	-	-
貸出条件緩和債権	*Category 1*	37,260	2.57	40,196	2.73	39,678	2.66	36,383	2.41	-	-
うち無担保ローン ②	*②*	69,943	6.47	73,025	6.68	75,527	6.77	84,234	7.43	-	-
破綻先	*Category 4*	4,880	0.45	3,780	0.35	4,088	0.37	4,169	0.37	-	-
延滞債権	*Category 3*	18,929	1.75	20,261	1.85	21,983	1.97	32,548	2.87	-	-
3ヶ月以上延滞債権	*Category 2*	8,977	0.83	9,061	0.83	10,255	0.92	11,899	1.05	-	-
貸出条件緩和債権	*Category 1*	37,155	3.44	39,923	3.65	39,200	3.52	35,617	3.14	-	-
期末貸倒引当金 ③	*Allowance for NPL ③*	99,958	6.89	101,053	6.87	98,875	6.62	106,998	7.07	110,266	7.76
無税	*Untaxable*	81,864	5.64	99,700	6.77	97,467	6.53	105,530	6.98	107,623	7.57
有税	*Taxable*	18,094	1.25	1,353	0.09	1,407	0.10	1,467	0.10	2,643	0.19
流動 ④	*Current assets ④*	81,693	5.63	81,928	5.57	78,392	5.25	85,659	5.66	81,402	5.73
固定	*Fixed assets*	18,264	1.26	19,124	1.30	20,483	1.37	21,339	1.41	28,863	2.03
NPLカバー率(ALL) ③/①	*Coverage ratio (All) ③/①*	84.8	-	78.5	-	74.7	-	73.2	-	-	-
NPLカバー率(無担保) ④/②	*Coverage ratio (Unsecured) ④/②*	116.8	-	112.2	-	103.8	-	101.7	-	-	-

破綻先

未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権

その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権（回収専門の管理センターが管理）
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権

営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権（未収利息計上）

貸出条件緩和債権

上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に有利となる取決めを行なった貸付金

Claims in bankruptcy *(category 4)*:

Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arears *(category 3)*:

NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department. This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:

NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:

NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(4) 無担保ローン延滞遷移率(ストック) *(Details of Unsecured Loans)*

(単位:百万円/*¥Million*・%)

年/決算月 *(Fiscal Year)*		04/9 (6M)	増減率(yoy)	05/3 (6M)	増減率(yoy)	05/9 (6M)	増減率(yoy)	06/3 (6M)	増減率(yoy)
移管発生率 ※1	*Transfer(5M+Arrearage)Ratio ※1*	0.611	*-0.020*	0.566	*-0.073*	0.568	*-0.043*	0.659	*0.093*
移管額	*Transfer(5M+Arrearage)*	38,973	-2.3	36,292	-10.6	36,984	-5.1	43,392	19.6

※1:移管発生比率=移管発生金額/営業店残高　Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(5) 貸倒償却要因別状況/残高(無担保ローン) *(Reason for Write-off, Unsecured)*

(単位:百万円/*¥Million*)

年/決算月 *(Fiscal Year)*		04/9 (6M)	償却単価 ※2 *(per account)*	05/3 (12M)	償却単価 ※2 *(per account)*	05/9 (6M)	償却単価 ※2 *(per account)*	06/3 (12M)	償却単価 ※2 *(per account)*
償却理由(合計)	*Reason for Write-off (Total)*	40,446	437	81,193	439	39,553	451	80,606	455
増減率	*YOY%*	-1.6		-2.6		-2.2		-0.7	
破産	*Bankruptcy*	15,334	511	28,941	513	13,281	535	25,681	536
増減率/占有率	*YOY/Share%*	-17.8	37.9%	-17.9	35.6%	-13.4	33.6%	-11.3	
債権放棄 ※3	*Waiver of principal due to a settlement*	8,454	-	20,379	-	10,148	-	24,532	-
増減率/占有率	*with lawyer ※3 YOY/Share%*	3.0	20.9%	10.8	25.1%	20.0	25.7%	20.4	
連絡不能等	*Loss of contact, etc.*	8,496	374	15,233	374	6,917	369	12,109	378
増減率/占有率	*YOY/Share%*	8.2	21.0%	-3.3	18.8%	-18.6	17.5%	-20.5	
介入後未決	*Unsettled intervention*	3,398	480	6,477	493	4,263	528	7,415	534
増減率/占有率	*YOY/Share%*	26.0	8.4%	25.7	8.0%	25.5	10.8%	14.5	
不履行	*No intention to repay*	4,761	354	10,161	360	4,941	367	10,868	369
増減率/占有率	*YOY/Share%*	29.7	11.8%	15.4	12.5%	3.8	12.5%	7.0	

※2:償却単価=償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs *(¥Thousand)*

※3:債権放棄1口座あたり単価(04/9 302千円、05/3 329千円、05/9 379千円、06/3 399千円)。Waiver of principal due to a settlement (per account):04/9 302, 05/3 329, 05/9 379, 06/3 399 *(¥Thousand)*

12. ライフ営業指標 *(Review of Operation / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

会計残高 *(On-Balance)* / *(Off-Balance)*

年/決算月	*(Fiscal Year)*	04/3	増減率(yoy%)	05/3	増減率(yoy%)	① 06/3	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)	② 06/3 *(On-Balance)*	増減率(yoy%)	①−② 06/3 *(Off-Balance)*
残高 (百万円)	*Balance (¥Million)*	702,202	3.9	751,553	7.0	779,560	3.7	807,663	3.6	602,274	3.0	177,286
割賦売掛金	*Installment Receivable*	256,773	3.7	285,867	11.3	293,333	2.6	293,687	0.1	217,872	8.2	75,461
総合斡旋	*Credit Card Shopping*	71,508	11.6	79,622	11.3	101,134	27.0	118,096	16.8	76,767	37.2	24,367
個品斡旋	*Installment Sales Finance*	185,263	1.0	206,245	11.3	192,198	-6.8	175,590	-8.6	141,105	-3.0	51,093
オートローン	*Automobile*	2,075	-68.7	-	-	-	-	-	-	-	-	-
特定	*Service*	111,871	4.6	134,874	20.6	121,370	-10.0	103,706	-14.6	-	-	-
一般	*Goods*	61,689	7.7	62,248	0.9	62,512	0.4	64,058	2.5	-	-	-
代位弁済	*Collateral*	9,627	-23.4	9,121	-5.3	8,315	-8.8	7,826	-5.9	8,315	-8.8	-
営業貸付金	*Loans (Cash Advance)*	339,137	9.1	367,459	8.4	394,776	7.4	426,192	8.0	292,951	2.8	101,825
カードキャッシング	*with Credit Card*	202,819	5.5	209,300	3.2	220,803	5.5	242,360	9.8	167,139	3.6	53,664
キャッシュプラザ	*with Loan Card (Life Play Card)*	135,543	15.2	157,630	16.3	173,257	9.9	182,427	5.3	125,096	1.6	48,161
その他	*Other*	775	-13.1	528	-31.9	715	35.4	1,404	96.4	715	35.4	-
信用保証売掛金	*Guarantee*	106,290	-9.8	98,226	-7.6	91,450	-6.9	87,783	-4.0	91,450	-6.9	-
パートナー	*Partner Loan (Automobile)*	2,504	-66.1	1,194	-52.3	814	-31.8	574	-29.5	814	-31.8	-
銀行保証	*Bank Loan*	67,919	-2.0	65,305	-3.8	62,456	-4.4	62,166	-0.5	62,456	-4.4	-
住宅	*Home Loan*	35,866	-12.9	31,726	-11.5	28,178	-11.2	25,042	-11.1	28,178	-11.2	-
クレジットカード	*Credit Card*											
有効カード会員数 (千人)	*Number of Card Holders (Thousand)*	11,032	*1,198*	11,916	*884*	13,096	*1,180*	14,825	*1,729*			
プロパー	*Proper*	1,625	*116*	1,710	*85*	1,820	*110*	1,963	*143*			
提携	*Affinity*	9,406	*1,082*	10,205	*799*	11,276	*1,071*	12,861	*1,585*			
新規発行数 (千枚)	*Number of New Issue (Thousand)*	2,142	*69*	2,086	*-56*	2,310	*224*	2,951	*641*			
プロパー	*Proper*	192	*2*	207	*15*	233	*26*	297	*64*			
提携	*Affinity*	1,950	*67*	1,878	*-72*	2,077	*199*	2,653	*576*			
単価(残高÷残有会員数) (千円)	*Balance per Account (¥Thousand)*											
総合斡旋	*Shopping*	60	-	58	-3.3	63	8.6	64	1.6			
キャッシング	*Cashing*	272	-	270	-0.7	271	0.4	271	0.0			
買上実績 (百万円)	*Purchase Results (¥Million)*											
個品斡旋	*Installment Sales Finance*	118,131	-5.7	135,646	14.8	107,974	-20.4	89,900	-16.7			
カード事業	*Credit Card*	543,507	8.0	597,314	9.9	706,274	18.2	838,162	18.7			
総合斡旋	*Shopping*	318,115	15.9	373,130	17.3	470,896	26.2	579,684	23.1			
キャッシング	*Cashing*	225,392	-1.6	224,184	-0.5	235,378	5.0	258,478	9.8			

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月	*(Fiscal Year)*	04/3	増減率(yoy)	05/3	増減率(yoy)	06/3	増減数(yoy)	2007/3 *(E)*	増減数(yoy)
事業店舗数 (店)	*Business Branches*	268	*35*	280	*12*	288	*8*	292	*4*
営業店舗	*Branches*	69	*0*	69	*0*	69	*0*	69	*0*
ライフカード店	*Life card (new concept branches)*	1	-	7	*6*	9	*2*	29	*20*
キャッシュプラザ	*Cash Plaza*	198	*34*	204	*6*	210	*6*	194	*-16*
有人	*Staffed*	109	*8*	114	*5*	110	*-4*	94	*-16*
無人	*Unstaffed*	89	*26*	90	*1*	100	*10*	100	*0*
加盟店数 (社)	*Member Merchant*	90,556	*7,569*	95,281	*4,725*	98,383	*3,102*	101,586	*3,203*
正社員数(a) (人)	*N. of Employees (regulary payroll) (a)*	1,773	*-30*	1,786	*13*	1,862	*76*	1,894	*32*
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	1,705	*196*	1,739	*34*	1,846	*107*	1,885	*39*
合計(a)+(b) (人)	*Total (a)+(b)*	3,478	*166*	3,525	*47*	3,708	*183*	3,779	*71*
非正社員比率(b)/(a+b) (人)	*Ratio of N. of Employees (b)/(a+b)*	49.0	*3.5*	49.3	*0.3*	49.8	*0.5*	49.9	*0.1*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	04/3	営業収益比 (%)	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	2007/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	113,738	100.0	9.5	123,881	100.0	8.9	133,936	100.0	8.1	140,901	100.0	5.2
割賦売掛金収益	*Installment Receivable*	24,415	21.5	3.6	26,870	21.7	10.1	29,493	22.0	9.8	28,827	20.5	-2.3
総合斡旋	*Credit Card Shopping*	8,402	7.4	5.8	9,313	7.5	10.8	11,533	8.6	23.8	13,683	9.7	18.6
個品斡旋	*Installment Sales Finance*	15,901	14.0	3.3	17,501	14.1	10.1	17,933	13.4	2.5	15,126	10.7	-15.7
その他	*Other*	110	0.1	-49.8	55	0.0	-50.0	27	0.0	-50.9	16	0.0	-40.7
営業貸付収益	*Loans (Cash Advance)*	78,815	69.3	13.3	84,919	68.5	7.7	91,305	68.2	7.5	98,549	69.9	7.9
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	46,979	41.3	11.0	48,558	39.2	3.4	50,508	37.7	4.0	54,312	38.5	7.5
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	31,786	27.9	16.9	36,313	29.3	14.2	40,753	30.4	12.2	44,109	31.3	8.2
その他融資	*Other*	50	0.0	-2.0	48	0.0	-4.0	43	0.0	-10.4	128	0.1	197.7
信用保証	*Guarantee*	3,842	3.4	6.1	4,044	3.3	5.3	4,241	3.2	4.9	4,314	3.1	1.7
その他の金融収益	*Other Financial Revenue*	60	0.1	-63.4	50	0.0	-16.7	52	0.0	4.0	51	0.0	-1.9
その他の営業収益	*Other Operating Revenue*	6,604	5.8	-5.0	7,995	6.5	21.1	8,842	6.6	10.6	9,158	6.5	3.6
償却債権回収額	*Bad Debt Recovery*	2,670	2.3	15.5	3,175	2.6	18.9	3,531	2.6	11.2	3,682	2.6	4.3
その他の業務収入	*Other*	3,933	3.5	-15.2	4,819	3.9	22.5	5,310	4.0	10.2	5,476	3.9	3.1
営業費用	*Operating Expenses*	101,943	89.6	6.2	107,401	86.7	5.4	109,041	81.4	1.5	113,390	80.5	4.0
金融費用	*Financial Expenses*	8,588	7.6	21.3	8,806	7.1	2.5	8,621	6.4	-2.1	11,760	8.3	36.4
貸倒関連費用	*Credit Cost*	37,902	33.3	5.8	39,775	32.1	4.9	39,070	29.2	-1.8	34,394	24.4	-12.0
その他の営業費用	*Other Operating Expenses(SG&A)*	55,451	48.8	4.4	58,819	47.5	6.1	61,349	45.8	4.3	67,235	47.7	9.6
広告宣伝費	*Advertising Expenses*	5,054	4.4	6.0	5,464	4.4	8.1	6,478	4.8	18.6	6,510	4.6	0.5
人件費	*Salaries*	15,153	13.3	-1.1	15,257	12.3	0.7	16,495	12.3	8.1	17,178	12.2	4.1
その他	*Other*	35,243	31.0	6.7	38,096	30.8	8.1	38,375	28.7	0.7	43,547	30.9	13.5
販売費	*Sales Cost*	15,769	13.9	13.7	17,623	14.2	11.8	17,826	13.3	1.2	21,367	15.2	19.9
ｼｽﾃﾑ費	*System Cost*	10,164	8.9	6.5	10,698	8.6	5.3	9,285	6.9	-13.2	9,565	6.8	3.0
施設費	*Rent Cost*	3,798	3.3	-0.1	3,500	2.8	-7.8	3,749	2.8	7.1	4,481	3.2	19.5
管理費	*Admin Cost*	5,511	4.8	-5.4	6,274	5.1	13.8	7,513	5.6	19.7	8,132	5.8	8.2
営業利益	*Operating Income*	11,795	10.4	50.1	16,480	13.3	39.7	24,895	18.6	51.1	27,511	19.5	10.5
営業外利益	*Non-operating Income*	355	0.3	3.5	94	0.1	-73.5	156	0.1	66.0	7	0.0	-95.5
営業外費用	*Non-operating Expenses*	69	0.1	-54.9	50	0.0	-27.5	18	0.0	-64.0	19	0.0	5.6
経常利益	*Ordinary Income*	12,081	10.6	50.1	16,524	13.3	36.8	25,032	18.7	51.5	27,500	19.5	9.9
特別利益	*Extraordinary Income*	4,277	3.8	1,936.7	217	0.2	-94.9	159	0.1	-26.7	0	0.0	-100.0
特別損失	*Extraordinary Losses*	6,159	5.4	109.3	885	0.7	-85.6	1,251	0.9	41.4	70	0.0	-94.4
税引前利益(a)	*Income before Income Taxes(a)*	10,198	9.0	91.9	15,856	12.8	55.5	23,940	17.9	51.0	27,430	19.5	14.6
法人税·住民税及び事業税(b)	*Income Taxes(b)*	218	0.2	32.9	225	0.2	3.2	172	0.1	-23.6	9,376	6.7	5,351.5
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	-6,151	-5.4	-	4,952	4.0	-	9,739	7.3	-	2,000	1.4	-
当期純利益	*Net Income*	16,131	14.2	76.3	10,679	8.6	-33.8	14,028	10.5	31.4	16,053	11.4	14.4
実質税率(b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	—	-	-	32.7	-	-	41.4	-	-	41.5	-	-

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

会計ベース*(On-Balance)*

(百万円/¥ Million)

年/決算月	*(Fiscal Year)*	04/3			05/3			06/3			2007/3 *(E)*		
			営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	111,575	100.0	9.0	121,972	100.0	9.3	132,251	100.0	8.4	137,931	100.0	4.3
割賦売掛金収益	*Installment Receivable*	23,592	21.1	2.9	26,267	21.5	11.3	28,914	21.9	10.1	28,117	20.4	−2.8
総合斡旋	*Credit Card Shopping*	8,136	7.3	3.4	9,090	7.5	11.7	11,275	8.5	24.0	13,443	9.7	19.2
個品斡旋	*Installment Sales Finance*	15,346	13.8	3.4	17,120	14.0	11.6	17,611	13.3	2.9	14,657	10.6	−16.8
その他	*Other*	110	0.1	−49.8	55	0.0	−50.0	27	0.0	−50.9	16	0.0	−40.7
営業貸付収益	*Loans (Cash Advance)*	76,885	68.9	11.9	83,613	68.6	8.8	90,200	68.2	7.9	96,289	69.8	6.8
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	45,853	41.1	9.6	47,817	39.2	4.3	49,725	37.6	4.0	53,146	38.5	6.9
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	30,982	27.8	15.5	35,747	29.3	15.4	40,431	30.6	13.1	43,015	31.2	6.4
その他融資	*Other*	50	0.0	−2.0	48	0.0	−4.0	43	0.0	−10.4	128	0.1	197.7
信用保証	*Guarantee*	3,842	3.4	6.1	4,044	3.3	5.3	4,241	3.2	4.9	4,314	3.1	1.7
その他の金融収益	*Other Financial Revenue*	60	0.1	−63.4	50	0.0	−16.7	52	0.0	4.0	51	0.0	−1.9
その他の営業収益	*Other Operating Revenue*	7,194	6.4	3.5	7,995	6.6	11.1	8,842	6.7	10.6	9,158	6.6	3.6
償却債権回収額	*Bad Debt Recovery*	2,670	2.4	15.5	3,175	2.6	18.9	3,531	2.7	11.2	3,682	2.7	4.3
その他の業務収入	*Other*	4,523	4.1	−2.5	4,819	4.0	6.5	5,310	4.0	10.2	5,476	4.0	3.1
営業費用	*Operating Expenses*	99,780	89.4	5.5	105,492	86.5	5.7	107,356	81.2	1.8	110,420	80.1	2.9
金融費用	*Financial Expenses*	6,426	5.8	14.9	6,897	5.7	7.3	6,936	5.2	0.6	8,789	6.4	26.7
貸倒関連費用	*Credit Cost*	37,902	34.0	5.8	39,775	32.6	4.9	39,070	29.5	−1.8	34,394	24.9	−12.0
その他の営業費用	*Other Operating Expenses(SG&A)*	55,451	49.7	4.4	58,819	48.2	6.1	61,349	46.4	4.3	67,235	48.7	9.6
広告宣伝費	*Advertising Expenses*	5,054	4.5	6.0	5,464	4.5	8.1	6,478	4.9	18.6	6,510	4.7	0.5
人件費	*Salaries*	15,153	13.6	−1.1	15,257	12.5	0.7	16,495	12.5	8.1	17,178	12.5	4.1
その他	*Other*	35,243	31.6	6.7	38,096	31.2	8.1	38,375	29.0	0.7	43,547	31.6	13.5
販売費	*Sales Cost*	15,769	14.1	13.7	17,623	14.4	11.8	17,826	13.5	1.2	21,367	15.5	19.9
ｼｽﾃﾑ費	*System Cost*	10,164	9.1	6.5	10,698	8.8	5.3	9,285	7.0	−13.2	9,565	6.9	3.0
施設費	*Rent Cost*	3,798	3.4	−0.1	3,500	2.9	−7.8	3,749	2.8	7.1	4,481	3.2	19.5
管理費	*Admin Cost*	5,511	4.9	−5.4	6,274	5.1	13.8	7,513	5.7	19.7	8,132	5.9	8.2
営業利益	*Operating Income*	11,795	10.6	50.1	16,480	13.5	39.7	24,895	18.8	51.1	27,511	19.9	10.5
営業外利益	*Non-operating Income*	355	0.3	3.5	94	0.1	−73.5	156	0.1	66.0	7	0.0	−95.5
営業外費用	*Non-operating Expenses*	69	0.1	−54.9	50	0.0	−27.5	18	0.0	−64.0	19	0.0	5.6
経常利益	*Ordinary Income*	12,081	10.8	50.1	16,524	13.5	36.8	25,032	18.9	51.5	27,500	19.9	9.9
特別利益	*Extraordinary Income*	4,277	3.8	1,936.7	217	0.2	−94.9	159	0.1	−26.7	0	0.0	−100.0
特別損失	*Extraordinary Losses*	6,159	5.5	109.3	885	0.7	−85.6	1,251	0.9	41.4	70	0.1	−94.4
税引前利益(a)	*Income before Income Taxes(a)*	10,198	9.1	91.9	15,856	13.0	55.5	23,940	18.1	51.0	27,430	19.9	14.6
法人税･住民税及び事業税(b)	*Income Taxes(b)*	218	0.2	32.9	225	0.2	3.2	172	0.1	−23.6	9,376	6.8	5,351.5
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	−6,151	−5.5	−	4,952	4.1	−	9,739	7.4	−	2,000	1.5	−
当期純利益	*Net Income*	16,131	14.5	76.3	10,679	8.8	−33.8	14,028	10.6	31.4	16,053	11.6	14.4
実質税率(b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	−	−	−	32.7	−	−	41.4	−	−	41.5	−	−

14. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis) / 会計ベース (On-Balance)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)	2007/3(E)	構成比(%)	会計ベース 06/3	構成比(%)
借入金	Borrowings	263,730	52.7	346,077	65.2	320,524	58.8	336,119	56.3	320,524	90.2
都市銀行	City Banks	1,000	0.2	4,500	0.8	4,818	0.9	-	-	4,818	1.4
長期信用銀行	Long-Term Credit Banks	21,722	4.3	28,375	5.3	30,000	5.5	-	-	30,000	8.4
信託銀行	Trust Banks	25,697	5.1	39,470	7.4	56,495	10.4	-	-	56,495	15.9
地方銀行・第二地方銀行	Regional Banks	23,219	4.6	43,955	8.3	48,510	8.9	-	-	48,510	13.6
系統金融機関	Cooperative Financial Ins.	20,534	4.1	34,167	6.4	43,375	8.0	-	-	43,375	12.2
生命保険会社	Life Insurance	4,349	0.9	6,087	1.1	2,899	0.5	-	-	2,899	0.8
損害保険会社	Non-Life Insurance	1,781	0.4	2,942	0.6	2,090	0.4	-	-	2,090	0.6
その他	Other	49,152	9.8	54,806	10.3	57,637	10.6	-	-	57,637	16.2
シンジケートローン	Syndicated Loan	17,275	3.5	12,775	2.4	4,700	0.9	-	-	4,700	1.3
アイフル	AIFUL	99,000	19.8	119,000	22.4	70,000	12.9	-	-	70,000	19.7
CP・社債等	CP and Bonds	236,590	47.3	184,949	34.8	224,154	41.2	260,782	43.7	35,000	9.8
証券化	ABS	221,590	44.3	174,949	32.9	189,154	34.7	-	-	-	-
CP	CP	5,000	1.0	-	-	25,000	4.6	-	-	25,000	7.0
普通社債	SB	10,000	2.0	10,000	1.9	10,000	1.8	-	-	10,000	2.8
合　計	Total	500,320	100.0	531,026	100.0	544,678	100.0	596,901	100.0	355,524	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)	2007/3(E)	構成比(%)	会計ベース 06/3	構成比(%)
短期調達	Short-term Borrowings	53,320	10.7	56,240	10.6	84,900	15.6	112,500	18.8	84,900	23.9
短期借入	Borrowings	48,320	9.7	56,240	10.6	59,900	11.0	-	-	59,900	16.8
CP	CP	5,000	1.0	-	-	25,000	4.6	-	-	25,000	7.0
長期調達	Long-term Borrowings	447,000	89.3	474,786	89.4	459,778	84.4	484,401	81.2	270,624	76.1
固定金利借入	Fixed Rate	24,202	4.8	46,365	8.7	57,979	10.6	-	-	57,979	16.3
変動金利借入	Floating Rate	191,207	38.2	243,472	45.8	202,645	37.2	-	-	202,645	57.0
社債等(固定)	ABS (Fixed Bond)	81,664	16.3	98,204	18.5	161,782	29.7	-	-	10,000	2.8
普通社債	SB	10,000	2.0	10,000	1.9	10,000	1.8	-	-	10,000	2.8
証券化	ABS	71,664	14.3	88,204	16.6	151,782	27.9	-	-	-	-
社債等(変動)	ABS (Floating Bond)	149,926	30.0	86,744	16.3	37,372	6.9	-	-	-	-
証券化	ABS	149,926	30.0	86,744	16.3	37,372	6.9	-	-	-	-
キャップ	With Cap	139,926	28.0	86,744	16.3	37,372	6.9	-	-	-	-
合　計	Total	500,320	100.0	531,026	100.0	544,678	100.0	596,901	100.0	355,524	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3)調達金利 (Funding Rate)

(%)

年/決算月(Fiscal Year)		04/3	05/3	06/3	2007/3(E)
調達金利	Funding Rate	1.44	1.46	1.40	1.92
間接	Indirect	2.02	1.77	1.78	2.31
直接	Direct	0.80	0.87	0.87	1.41

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.65	1.65	2.10	2.70

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

15. ライフ顧客属性 (Customer Profile / LIFE)

(1) クレジットカード (Credit Card)

1) 性別 (Sex)

(千件/ Thousand)

年/決算月 (Fiscal Year)		04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	男性 (Male)	1,390	65.2	1,325	63.6	1,408	61.1
	女性 (Female)	741	34.8	757	36.4	897	38.9
	合計 (Total)	2,131	100.0	2,083	100.0	2,305	100.0
既存顧客 (Existing Accounts)	男性 (Male)	6,231	56.9	6,826	57.6	7,518	57.7
	女性 (Female)	4,726	43.1	5,029	42.4	5,508	42.3
	合計 (Total)	10,957	100.0	11,856	100.0	13,027	100.0

2) 年齢別 (Age)

(千件/ Thousand)

年/決算月 (Fiscal Year)		04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	～19 (才/Age)	5	0.3	5	0.3	8	0.4
	20～29	266	12.5	267	12.9	348	15.1
	30～39	431	20.3	407	19.6	470	20.4
	40～49	480	22.6	444	21.4	471	20.5
	50～59	493	23.1	471	22.7	489	21.2
	60～	453	21.3	484	23.3	516	22.4
	合計 (Total)	2,131	100.0	2,083	100.0	2,305	100.0
既存顧客 (Existing Accounts)	～19 (才/Age)	5	0.1	6	0.1	9	0.1
	20～29	985	9.0	944	8.0	1,003	8.2
	30～39	2,332	21.3	2,397	20.2	2,549	19.2
	40～49	2,544	23.2	2,726	23.0	2,918	21.4
	50～59	2,688	24.5	2,979	25.1	3,331	25.1
	60～	2,400	21.9	2,801	23.6	3,214	26.0
	合計 (Total)	10,957	100.0	11,856	100.0	13,027	100.0

(2) ライフキャッシュプラザ (LIFE Cash Plaza)

1) 性別 (Sex)

(千件/ Thousand)

年/決算月 (Fiscal Year)		04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	男性 (Male)	48	57.5	57	58.9	47	61.8
	女性 (Female)	35	42.5	39	41.1	29	38.2
	合計 (Total)	84	100.0	96	100.0	76	100.0
既存顧客 (Existing Accounts)	男性 (Male)	177	54.9	199	55.0	207	55.3
	女性 (Female)	145	45.1	163	45.0	167	44.7
	合計 (Total)	323	100.0	363	100.0	375	100.0

2) 年齢別 (Age)

(千件/ Thousand)

年/決算月 (Fiscal Year)		04/3	構成比(%)	05/3	構成比(%)	06/3	構成比(%)
新規顧客 (New Accounts)	20～29 (才/Age)	17	21.3	19	20.6	17	22.8
	30～39	23	28.1	26	27.8	21	27.7
	40～49	20	24.3	23	24.7	17	23.0
	50～59	15	18.7	18	18.9	14	18.6
	60～	6	7.6	7	8.0	6	8.0
	合計 (Total)	84	100.0	96	100.0	76	100.0
既存顧客 (Existing Accounts)	20～29 (才/Age)	39	12.2	42	11.7	41	11.2
	30～39	89	27.8	97	26.9	97	26.0
	40～49	83	25.8	94	26.2	98	26.2
	50～59	76	23.6	86	23.8	91	24.5
	60～	34	10.6	41	11.4	45	12.2
	合計 (Total)	323	100.0	363	100.0	375	100.0

16. ライフ貸倒&不良債権　*(Credit Cost & NPL's / LIFE)*

(1)営業債権ベース／年間比較 *(Write-off / Balance / YOY%)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		04/3			05/3			06/3			2007/3(*E*)		
		償却金額 *(Write offs)*	債権残高 *(Balance)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	債権残高 *(Balance)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	債権残高 *(Balance)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	債権残高 *(Balance)*	償却率(%) *(Write offs ratio)*
合計	*Total*	35,566	702,202	5.06	36,658	751,553	4.88	37,266	779,560	4.78	37,133	807,663	4.60
増減率	*yoy%*	17.8			3.1			1.7			-0.4		
カード	*Card*	15,236	274,328	5.55	15,257	288,923	5.28	14,615	321,938	4.54	14,820	360,456	4.11
増減率	*yoy%*	38.2			0.1			-4.2			1.4		
総合斡旋	*Shopping*	2,412	71,509	3.37	2,115	79,622	2.66	1,978	101,134	1.96	2,093	118,096	1.77
キャッシング	*Cashing*	12,823	202,820	6.32	13,141	209,300	6.28	12,636	220,803	5.72	12,726	242,360	5.25
個品斡旋	*Installment Sales Finance*	6,067	175,636	3.45	4,994	197,123	2.53	5,363	183,883	2.92	6,549	167,764	3.90
増減率	*yoy%*	16.0			-17.7			7.4			22.1		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	*Loan Card (Life Play Card)*	10,570	135,543	7.80	11,445	157,630	7.26	12,182	173,257	7.03	12,584	182,427	6.90
増減率	*yoy%*	64.3			8.3			6.4			3.3		
信用保証	*Guarantee*	2,342	74,689	3.14	1,967	70,484	2.79	1,900	67,092	2.83	1,795	66,583	2.70
増減率	*yoy%*	-25.3			-16.0			-3.4			-5.5		
住宅	*Home Loan*	522	41,525	1.26	1,266	37,042	3.42	675	32,762	2.06	519	29,072	1.79
増減率	*yoy%*	-74.6			142.8			-46.7			-23.1		
その他	*Other*	830	480	-	1,728	349	-	2,528	626	-	863	1,359	-
増減率	*yoy%*	-64.2			108.3			46.3			-65.9		
カード事故	*Fraudulent Use of Credit Card*	772	-	-	1,159	-	-	368	-	-	400	-	-
加盟店未精算金	*Loss from Member Merchant Fraudulent*	32	-	-	526	-	-	2,148	-	-	455	-	-
その他	*Other*	26	-	-	42	-	-	11	-	-	8	-	-

(2)買上金額ベース／年間比較 *(Write-off / Transaction Volume / YOY%)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		04/3			05/3			06/3			2007/3(*E*)		
		償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*	償却金額 *(Write offs)*	買上額 *(Volume)*	償却率(%) *(Write offs ratio)*
総合斡旋	*Shopping*	2,412	318,115	0.76	2,115	373,130	0.57	1,978	470,896	0.42	2,093	579,684	0.36

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

16. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

(3) 営業債権ベース／半期比較 *(Write-off / Balance / YTD%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/9 (6M) 償却金額 (Write offs)	04/9 (6M) 債権残高 (Balance)	04/9 (6M) 償却率(%) (Write offs ratio)	05/3 (6M) 償却金額 (Write offs)	05/3 (6M) 債権残高 (Balance)	05/3 (6M) 償却率(%) (Write offs ratio)	05/9 (6M) 償却金額 (Write offs)	05/9 (6M) 債権残高 (Balance)	05/9 (6M) 償却率(%) (Write offs ratio)	06/3 (6M) 償却金額 (Write offs)	06/3 (6M) 債権残高 (Balance)	06/3 (6M) 償却率(%) (Write offs ratio)
合計	Total	19,668	729,082	2.70	16,990	751,553	2.26	20,601	769,643	2.68	16,665	779,560	2.14
半期増減率	YTD%	22.9			-13.6			21.3			-19.1		
カード	Card	7,699	283,038	2.72	7,558	288,923	2.62	7,713	304,390	2.53	6,902	321,938	2.14
半期増減率	YTD%	8.1			-1.8			2.1			-10.5		
総合斡旋	Shopping	1,161	74,636	1.56	954	79,622	1.20	1,071	88,827	1.21	907	101,134	0.90
キャッシング	Cashing	6,538	208,402	3.14	6,603	209,300	3.16	6,642	215,563	3.08	5,994	220,803	2.72
個品斡旋	Installment Sales Finance	2,802	187,363	1.50	2,192	197,123	1.11	2,807	194,212	1.45	2,556	183,883	1.39
半期増減率	YTD%	34.9			-21.8			28.1			-8.9		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	5,634	147,029	3.83	5,811	157,630	3.69	6,244	167,095	3.74	5,938	173,257	3.43
半期増減率	YTD%	9.1			3.1			7.5			-4.9		
信用保証	Guarantee	1,113	72,479	1.54	854	70,484	1.21	1,000	68,678	1.46	900	67,092	1.34
半期増減率	YTD%	64.4			-23.3			17.1			-10.0		
住宅	Home Loan	1,071	38,779	2.76	195	37,042	0.53	216	34,942	0.62	459	32,762	1.40
半期増減率	YTD%	169.0			-81.8			10.8			112.5		
その他	Other	1,350	394	-	377	349	-	2,621	327	-	-93	626	-
半期増減率	YTD%	135.2			-72.1			595.2			-103.5		
カード事故	Fraudulent Use of Credit Card	967	-	-	192	-	-	171	-	-	197	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	371	-	-	155	-	-	2,443	-	-	-295	-	-
その他	Other	13	-	-	29	-	-	8	-	-	3	-	-

(4) 買上金額ベース／半期比較 *(Write-off / Transaction Volume / YTD%)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/9 (6M) 償却金額 (Write offs)	04/9 (6M) 買上額 (Volume)	04/9 (6M) 償却率(%) (Write offs ratio)	05/3 (6M) 償却金額 (Write offs)	05/3 (6M) 買上額 (Volume)	05/3 (6M) 償却率(%) (Write offs ratio)	05/9 (6M) 償却金額 (Write offs)	05/9 (6M) 買上額 (Volume)	05/9 (6M) 償却率(%) (Write offs ratio)	06/3 (6M) 償却金額 (Write offs)	06/3 (6M) 買上額 (Volume)	06/3 (6M) 償却率(%) (Write offs ratio)
総合斡旋	Shopping	1,160	176,482	0.66	954	196,648	0.49	1,071	220,431	0.49	907	250,465	0.36

17. ライフ利回り (Average Yield / LIFE)

(5) 営業債権ベース(Managed Asset Basis)

年/決算月 (Fiscal Year)		04/3	増減数(yoy)	05/3	増減数(yoy)	06/3	増減数(yoy)	2007/3 (E)	増減数(yoy)
合計	Total	16.4	*1.4*	16.9	*0.5*	17.3	*0.4*	17.8	*0.4*
割賦売掛金収益	Installment Receivable	9.5	*-0.5*	9.8	*0.3*	9.8	*0.0*	10.1	*0.2*
総合斡旋	Credit Card Shopping	11.7	*-0.9*	11.8	*0.1*	12.0	*0.2*	12.7	*0.7*
個品斡旋	Installment Sales Finance	9.2	*0.3*	9.5	*0.3*	9.2	*-0.3*	8.9	*-0.3*
営業貸付収益	Loans (Cash Advance)	24.3	*-0.4*	24.0	*-0.3*	24.0	*0.0*	23.9	*-0.1*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	23.8	*-0.3*	23.4	*-0.4*	23.4	*0.0*	23.5	*0.0*
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	25.4	*-0.9*	24.9	*-0.5*	24.7	*-0.2*	24.5	*-0.2*
信用保証	Guarantee	3.4	*0.6*	4.0	*0.6*	4.5	*0.5*	4.8	*0.4*

18. ライフ銀行保証事業 (Bank Loan Guarantee/LIFE)

(1) ライフ(LIFE)

年/決算月 (Fiscal Year)		04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3 (E)	増減率(yoy%)
保証残高 (百万円)	Loans (¥ Million)	67,919	-2.0	65,305	-3.8	62,456	-4.4	62,166	-0.5
新型商品 (百万円)	High Yield Product (¥ Million)	19,590	47.9	24,046	22.7	26,765	11.3	30,987	15.8
提携先機関 (行)	Tie-up Banks (Number)	65	*31*	103	*38*	114	*11*	124	*10*
旧型商品 (百万円)	Low Yield Product (¥ Million)	48,329	-13.8	41,258	-14.6	35,691	-13.5	31,179	-12.6
提携先機関 (行)	Tie-up Banks (Number)	41	*0*	35	*-6*	28	*-7*	25	*-3*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

19. 事業者ローン2社の営業指標 *(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	27,591	79.2	47,622	72.6	73,110	53.5	97,848	33.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	22	77.9	32	42.7	42	28.9	48	14.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,203	0.8	1,455	20.9	1,732	19.1	1,998	15.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	12	47.4	13	6.8	15	10.1	14	-6.7
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	15.3	*-0.1*	15.1	*-0.2*	15.0	*-0.1*	14.9	*-0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	3.6	*1.0*	3.3	*-0.3*	2.9	*-0.4*	3.8	*0.9*
営業店舗数	(店)	*Loan Business Branches*		2	*-1*	4	*2*	7	*3*	16	*9*
有人店舗		*Staffed*		2	*-1*	4	*2*	7	*3*	16	*9*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		57	*10*	65	*8*	82	*17*	126	*44*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	31,214	7.0	45,673	46.3	67,857	48.6	70,778	4.3
口座数	(千件)	*Customer Accounts*	*(Thousand)*	15	1.4	21	36.2	31	50.0	35	12.9
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	2,014	5.5	2,163	7.4	2,143	-0.9	1,994	-7.0
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	4	-	9	107.7	15	66.6	12	-20.0
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	27.4	*-0.6*	27.2	*-0.2*	25.4	*-1.8*	22.8	*-2.6*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	1.6	*-3.4*	1.6	*0.0*	1.9	*0.3*	3.8	*1.9*
営業店舗数	(店)	*Loan Business Branches*		38	*1*	50	*12*	63	*13*	63	*0*
有人店舗		*Staffed*		38	*1*	50	*12*	63	*13*	63	*0*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		446	*-15*	762	*316*	818	*56*	783	*-35*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

20. 消費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト*(Tryto / Merged : April 2004)* ※1

年/決算月 *(Fiscal Year)*				04/3	増減率(yoy%)	05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3*(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	58,355	–	58,121	–	66,544	14.5	65,184	–2.0
口座数	(千件)	*Customer Accounts*	*(Thousand)*	175	–	165	–	177	7.0	170	–4.0
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	332	–	350	–	374	7.0	382	2.1
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	23	–	35	–	44	27.5	27	–38.6
平均名目金利 ※3	(%)	*Average interest rate*	*(%)*	–	–	29.0	–	28.5	*–0.5*	28.5	*0.0*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	14.7	–	12.3	–	8.5	*–3.8*	10.5	*2.0*
営業店舗数	(店)	*Loan Business Branches*		107	–	100	–	110	*10*	110	*0*
有人店舗		*Staffed*		50	–	48	–	50	*2*	49	*–1*
無人店舗		*Unstaffed*		57	–	52	–	60	*8*	61	*1*
社員数	(人)	*Number of Employees*		278	–	252	–	295	*43*	307	*12*

※1 2004年4月に、ハッピークレジット、信和、山陽信販を合併し、トライトとして事業開始の為、2004年3月期以前のデータは3社の合算値となります。

※3 アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)ワイド*(Wide / Acquisition : June 2004)* ※2

年/決算月 *(Fiscal Year)*				05/3	増減率(yoy%)	06/3	増減率(yoy%)	2007/3*(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	95,345	–	99,890	4.8	85,757	–14.1
口座数	(千件)	*Customer Accounts*	*(Thousand)*	204	–	226	10.8	206	–8.8
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	466	–	440	–5.4	415	–5.7
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	52	–	66	25.8	32	–51.5
平均名目金利 ※3	(%)	*Average interest rate*	*(%)*	28.9	–	28.9	*0.0*	28.8	*–0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	10.3	–	8.6	*–1.7*	10.5	*1.9*
営業店舗数	(店)	*Loan Business Branches*		293	–	295	*2*	295	*0*
有人店舗		*Staffed*		33	–	34	*1*	34	*0*
無人店舗		*Unstaffed*		260	–	261	*1*	261	*0*
社員数	(人)	*Number of Employees*		358	–	355	*–3*	390	*35*

※2 2004年6月30日に完全子会社化をしておりますが、2004年4月1日をみなし取得日としていることから、2004年4月からの実績となります。

※3 アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数。

Notes: Italic Font = Increase or Decrease

21. 事業者ローン2社の損益の内訳 (Revenue and Expenses / Small Business Loan Subsidiaries)

(1)ビジネクスト (Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/3	営業収益比 (%)	05/3	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	3,014	100.0	5,445	100.0	8,635	100.0	58.6	12,114	100.0	40.3
営業貸付金利息	Interest Income	3,002	99.5	5,426	99.7	8,610	99.7	58.7	12,082	99.7	40.3
その他	Other	12	0.5	19	0.3	25	0.3	32.7	31	0.3	24.0
営業費用	Operating Expenses	4,058	93.3	4,816	88.4	7,109	82.3	47.6	9,952	82.2	40.0
金融費用	Financial Expenses	372	12.6	672	12.4	1,061	12.3	57.8	1,711	14.1	61.3
広告宣伝費	Advertising Expenses	696	13.3	679	12.5	809	9.4	19.2	978	8.1	20.9
貸倒費用	Credit Cost	1,969	43.2	2,234	41.0	3,494	40.5	56.4	4,809	39.7	37.6
人件費	Salaries	466	11.6	574	10.5	826	9.6	43.9	1,118	9.2	35.4
その他	Other	552	12.6	655	12.0	917	10.6	39.8	1,334	11.0	45.5
営業利益	Operating Income	−1,043	6.7	629	11.6	1,526	17.7	142.5	2,161	17.8	41.6
営業外収益	Non-operating Income	17	0.1	4	0.1	7	0.1	74.2	0	−	−
営業外費用	Non-operating Expenses	3	−	−	−	0	0.0	−	0	−	−
経常利益	Ordinary Income	−1,029	6.7	633	11.6	1,533	17.8	142.1	2,161	17.8	41.0
特別利益	Extraordinary Income	−	−	−	−	−	−	−	0	−	−
特別損失	Extraordinary Losses	3	−	27	0.5	−	−	−	0	−	−
税引前利益	Income before Income Taxes	−1,033	6.7	605	11.1	1,533	17.8	153.1	2,161	17.8	41.0
法人税·住民税及び事業税	Income Taxes	3	0.1	4	0.1	88	1.0	1,938.9	1,392	11.5	1,481.8
法人税等調整額	Effect of a Tax Consequences	−	−	−	−	−980	−11.4	−	−458	−3.8	−
当期純利益	Net Income	−1,036	6.7	601	11.0	2,425	28.1	303.3	1,226	10.1	−49.4

(2)シティズ (City's / Acquisition : Oct 2002)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/3	営業収益比 (%)	05/3	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	7,414	100.0	9,579	100.0	13,998	100.0	46.1	14,864	100.0	6.2
営業貸付金利息	Interest Income	7,307	98.2	9,413	98.3	13,808	98.6	46.7	14,608	98.3	5.8
その他	Other	107	1.8	166	1.7	189	1.4	13.9	256	1.7	35.4
営業費用	Operating Expenses	4,371	69.8	6,985	72.9	13,873	99.1	98.6	14,667	98.7	5.7
金融費用	Financial Expenses	390	4.3	417	4.4	674	4.8	61.4	909	6.1	34.9
広告宣伝費	Advertising Expenses	71	1.7	194	2.0	317	2.3	62.9	483	3.2	52.4
貸倒費用	Credit Cost	327	−	152	1.6	3,739	26.7	2,349.7	3,216	21.6	−14.0
人件費	Salaries	2,416	40.8	4,149	43.3	6,177	44.1	48.9	6,605	44.4	6.9
その他	Other	1,166	23.0	2,070	21.6	2,964	21.2	43.2	3,453	23.2	16.5
営業利益	Operating Income	3,043	30.2	2,594	27.1	124	0.9	−95.2	196	1.3	58.1
営業外収益	Non-operating Income	23	0.1	4	0.0	11	0.1	152.2	40	0.3	263.6
営業外費用	Non-operating Expenses	19	0.1	13	0.1	7	0.1	−39.9	10	0.1	42.9
経常利益	Ordinary Income	3,047	30.2	2,585	27.0	127	0.9	−95.1	226	1.5	78.0
特別利益	Extraordinary Income	7	1.5	57	0.6	38	0.3	−33.8	0	0.0	−100.0
特別損失	Extraordinary Losses	13	2.3	103	1.1	86	0.6	−17.0	14	0.1	−83.7
税引前利益	Income before Income Taxes	3,041	29.4	2,539	26.5	79	0.6	−96.9	212	1.4	168.4
法人税·住民税及び事業税	Income Taxes	952	10.1	835	8.7	548	3.9	−34.3	85	0.6	−84.5
法人税等調整額	Effect of a Tax Consequences	553	3.3	209	2.2	−505	−3.6	−	5	0.0	−
当期純利益	Net Income	1,535	16.0	1,494	15.6	36	0.3	−97.5	121	0.8	236.1

22. 消費者金融グループ会社の損益の内訳 *(Revenue and Expenses / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト*(Tryto / Merged : April 2004)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	2007/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	14,539	100.0	16,238	100.0	11.7	16,634	100.0	2.4
営業貸付金利息	*Interest Income*	14,255	98.0	15,876	97.8	11.4	16,369	98.4	3.1
その他	*Other*	284	2.0	361	2.2	27.2	265	1.6	-26.6
営業費用	*Operating Expenses*	11,754	80.8	12,689	78.1	7.9	14,736	88.6	16.1
金融費用	*Financial Expenses*	896	6.2	843	5.2	-5.9	917	5.5	8.8
広告宣伝費	*Advertising Expenses*	802	5.5	1,201	7.4	49.6	1,350	8.1	12.4
貸倒費用	*Credit Cost*	5,749	39.5	5,671	34.9	-1.4	7,188	43.2	26.8
人件費	*Salaries*	1,918	13.2	2,044	12.6	6.6	2,279	13.7	11.5
その他	*Other*	2,386	16.4	2,928	18.0	22.7	3,000	18.0	2.5
営業利益	*Operating Income*	2,784	19.2	3,548	21.9	27.4	1,898	11.4	-46.5
営業外収益	*Non-operating Income*	28	0.2	46	0.3	64.0	25	0.2	-45.7
営業外費用	*Non-operating Expenses*	5	0.0	0	0.0	-82.4	0	0.0	0.0
経常利益	*Ordinary Income*	2,807	19.3	3,594	22.1	28.0	1,923	11.6	-46.5
特別利益	*Extraordinary Income*	5	0.0	58	0.4	1,022.8	0	0.0	-100.0
特別損失	*Extraordinary Losses*	421	2.9	499	3.1	18.5	30	0.2	-94.0
税引前利益	*Income before Income Taxes*	2,391	16.4	3,153	19.4	31.9	1,893	11.4	-40.0
法人税・住民税及び事業税	*Income Taxes*	-1	0.0	1,322	8.1	-84,034.4	897	5.4	-32.1
法人税等調整額	*Effect of a Tax Consequences*	985	6.8	2	0.0	-	-6	0.0	-
当期純利益	*Net Income*	1,407	9.7	1,828	11.3	29.9	1,002	6.0	-45.2

(2)ワイド*(Wide / Acquisition : June 2004)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3	営業収益比 (%)	06/3	営業収益比 (%)	増減率 (yoy%)	2007/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	23,849	100.0	25,463	100.0	6.8	24,165	100.0	-5.1
営業貸付金利息	*Interest Income*	23,732	99.5	25,271	99.2	6.5	23,899	98.9	-5.4
その他	*Other*	116	0.5	192	0.8	65.5	266	1.1	38.5
営業費用	*Operating Expenses*	22,157	92.9	21,282	83.6	-3.9	20,620	85.3	-3.1
金融費用	*Financial Expenses*	2,731	11.5	1,626	6.4	-40.5	1,507	6.2	-7.3
広告宣伝費	*Advertising Expenses*	1,549	6.5	1,990	7.8	28.5	1,850	7.7	-7.0
貸倒費用	*Credit Cost*	10,169	42.6	8,925	35.1	-12.2	8,488	35.1	-4.9
人件費	*Salaries*	2,357	9.9	2,637	10.4	11.9	3,020	12.5	14.5
その他	*Other*	5,348	22.4	6,102	24.0	14.1	5,754	23.8	-5.7
営業利益	*Operating Income*	1,691	7.1	4,180	16.4	147.2	3,544	14.7	-15.2
営業外収益	*Non-operating Income*	20	0.1	77	0.3	285.0	7	0.0	-90.9
営業外費用	*Non-operating Expenses*	20	0.1	17	0.1	-15.0	13	0.1	-23.5
経常利益	*Ordinary Income*	1,692	7.1	4,241	16.7	150.7	3,538	14.6	-16.6
特別利益	*Extraordinary Income*	6	0.0	84	0.3	1,300.0	0	0.0	-100.0
特別損失	*Extraordinary Losses*	1,041	4.4	1,024	4.0	-1.6	201	0.8	-80.4
税引前利益	*Income before Income Taxes*	657	2.8	3,301	13.0	402.4	3,336	13.8	1.1
法人税・住民税及び事業税	*Income Taxes*	27	0.1	1,555	6.1	5,659.3	1,539	6.4	-1.0
法人税等調整額	*Effect of a Tax Consequences*	268	1.1	-189	-0.7	-	-170	-0.7	-
当期純利益	*Net Income*	361	1.5	1,935	7.6	436.0	1,967	8.1	1.7

23. グループ経営一覧表 (Group Management)

（百万円/¥ Million）

		05/3	構成比 %	増減率 yoy%	06/3	構成比 %	増減率 yoy%	2007/3(E)	構成比 %	増減率 yoy%
営業債権残高合計	Total Receivable Outstanding	2,522,579	100.0	9.8	2,681,746	100.0	6.3	2,652,836	100.0	−1.1
アイフル	Aiful	1,515,007	60.1	2.4	1,577,246	58.8	4.1	1,505,858	56.8	−4.5
ライフ	Life	751,553	29.8	7.0	779,560	29.1	3.7	807,663	30.4	3.6
ビジネクスト	Businext	47,622	1.9	72.6	73,110	2.7	53.5	97,848	3.7	33.8
シティズ	City's	45,673	1.8	46.3	67,857	2.5	48.6	70,778	2.7	4.3
ワイド	Wide	95,345	3.8	−	99,890	3.7	4.8	85,757	3.2	−14.1
トライト	Tryto	58,164	2.3	−	66,559	2.5	14.4	65,187	2.5	−2.1
営業収益	Total Operating Revenue	518,416	100.0	9.5	549,547	100.0	6.0	537,925	100.0	−2.1
アイフル	Aiful	340,615	65.7	1.7	343,515	62.5	0.9	322,368	59.9	−6.2
ライフ	Life	121,972	23.5	9.3	132,251	24.1	8.4	137,931	25.6	4.3
ビジネクスト	Businext	5,445	1.1	80.7	8,635	1.6	58.6	12,114	2.3	40.3
シティズ	City's	9,579	1.8	29.2	13,998	2.5	46.1	14,864	2.8	6.2
ワイド	Wide	23,312	4.5	−	25,276	4.6	8.4	23,971	4.5	−5.2
トライト	Tryto	14,539	2.8	−	16,238	3.0	11.7	16,634	3.1	2.4
経常利益	Total Ordinary Income	135,294	100.0	20.3	126,964	100.0	−6.2	96,000	100.0	−24.4
アイフル	Aiful	112,533	83.2	13.7	94,632	74.5	−15.9	65,000	67.7	−31.3
ライフ	Life	16,524	12.2	36.8	25,032	19.7	51.5	27,500	28.6	9.9
ビジネクスト	Businext	633	0.5	161.5	1,533	1.2	142.1	2,161	2.3	41.0
シティズ	City's	2,585	1.9	−15.2	127	0.1	−95.1	226	0.2	78.0
ワイド	Wide	1,692	1.3	−	4,241	3.3	150.7	3,538	3.7	−16.6
トライト	Tryto	2,807	2.1	−	3,594	2.8	28.0	1,923	2.0	−46.5
当期純利益	Total Net Income	75,723	100.0	21.1	65,827	100.0	−13.1	52,540	100.0	−20.2
アイフル	Aiful	67,301	88.9	26.8	50,381	76.5	−25.1	38,085	72.5	−24.4
ライフ	Life	10,679	14.1	−33.8	14,028	21.3	31.4	16,053	30.6	14.4
ビジネクスト	Businext	601	0.8	158.0	2,425	3.7	303.3	1,226	2.3	−49.4
シティズ	City's	1,494	2.0	−2.7	36	0.1	−97.5	121	0.2	236.1
ワイド	Wide	361	0.5	−	1,935	2.9	436.0	1,967	3.7	1.7
トライト	Tryto	1,407	1.9	−	1,828	2.8	29.9	1,002	1.9	−45.2

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1996年～2006年2月推移*(Number of Petitions 1996-Feb 2006)*

暦年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年 (2M)	2006年 1月	2006年 2月
件数	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	24,838	10,479	14,359
yoy	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-1.7%	-3.5%	-0.4%

(2)形態別信用供与残高*(Consumer Credit Balance)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	47,453	8.6
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額*(Consumer Credit Provided)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	81,766	7.3
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT3

(Brief Description)

June 2006

The 29th Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2005 through March 31, 2006 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in June 2006.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Year-End Financial Statements (FY 2006) dated May 16, 2006 of the Company (see Exhibit 1(i)).

EXHIBIT 4

(Brief Description)

June 28, 2006

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of the Securities and Exchange Law)

The 29th Fiscal Year
from April 1, 2005
to March 31, 2006

This Annual Securities Report concerning the fiscal year ended March 31, 2006 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 28, 2006 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2006.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report 2006 of the Company, published in August 2006 (see Exhibit 1 (ii)).

EXHIBIT5

(Brief Description in English)

Amendment to the Shelf Registration Statement

<u>dated June 28, 2006 (the "Amendment")</u>

The Amendment was filed on June 28, 2006 in order to incorporate by reference to the Annual Securities Report of the Company dated June 28, 2006 with respect to its fiscal year ended March 31, 2006 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on February 7, 2005. (Note)

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

EXHIBIT6

AIFUL Corporation
Press Release

April 3, 2006

AIFUL Announces Revision to Full Year Financial Results Forecasts

KYOTO — AIFUL Corporation has announced the revision of its financial results forecasts for the fiscal year ended March 31, 2006. The original forecasts were released on November 1, 2005, when the company announced its interim financial results. The revision was based on such factors as recent business performance trends, as well as a report by The Japanese Institute of Certified Public Accountants on auditing considerations for consumer finance companies.

1. Revision of Full Year Financial Results Forecasts (April 1, 2005 – March 31, 2006)

(1) Consolidated
(Unit: Millions of Yen, %)

	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	552,941	153,000	89,116
Current forecast (B)	549,320	130,840	67,901
Change (B – A)	(3,621)	(22,160)	(21,215)
Rate of change (%)	(0.7)	(14.5)	(23.8)
(Reference) Actual results for previous year (ended March 2005)	518,416	135,294	75,723

(2) Non-consolidated

	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	346,097	121,000	71,934
Current forecast (B)	343,765	98,766	52,802
Change (B – A)	(2,332)	(22,234)	(19,132)
Rate of change (%)	(0.7)	(18.4)	(26.6)
(Reference) Actual results for previous year (ended March 2005)	340,615	112,533	67,301

2. Reasons for Revision of Financial Results

(1) Revision of Non-consolidated Financial Results

The revision of the non-consolidated financial results was based on recent trends in business performance, as well as a report on auditing considerations for consumer finance companies, which was released by The Japanese Institute of Certified Public Accountants on March 15, 2006. AIFUL has decided to make accounting provision for a reserve for losses on interest repayments from the current financial year, and it expects to record a reserve of 17 billion yen. Moreover, bad-debt expenses have exceeded initial projections, and interest repayments are expected to be 10.3 billion yen, 3.3 billion yen higher than initial projections. Largely as a result of such factors, AIFUL considers it unlikely that it will achieve its projections for operating income, ordinary income, and net income, and the company has decided to revise its financial results forecasts downwards. Upon consulting with independent auditors, AIFUL has decided to record interest repayments as an extraordinary loss.

(2) Revision of Consolidated Financial Results

Consolidated operating income, ordinary income, and net income have been revised downwards to accompany the revision to the non-consolidated financial results.

3. Dividend

AIFUL has no plans to change the year-end dividend.

The financial results forecasts above are future forecasts based on information available as of the date of the publication of the material. Final results may differ from forecasts due to a variety of factors.

	AIFUL Corporation
Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT7

AIFUL Corporation
Press Release

April 3, 2006

AIFUL Establishes New Company

KYOTO — AIFUL Corporation announced today that it has established a new company, AGM Research Institute Co., Ltd., (AGM). AIFUL has established the new institute to conduct the surveys and research required for the AIFUL Group to realize its goal of becoming a comprehensive financial services company in today's rapidly changing social environment.

1. Background to establishment of new company

The social environment today is experiencing rapid change, primarily related to advances in IT. To respond to this context, AIFUL has established AGM to conduct surveys and research into the financial industry to enable the entire Group or individual group companies to respond in a timely manner to the changing environment. The surveys and research will benefit by being conducted from the external perspective of an independent company, which is expected to help the AIFUL Group realize its goal of becoming a comprehensive financial services company.

2. AGM operations

(1) Conducting surveys and research on social affairs
(2) Conducting surveys and research commissioned by the AIFUL Group and its group companies

3. Company overview

(1) Name: AGM Research Institute Co., Ltd.
(2) Address: 8th Floor, Toho-Hibiya Building, 1-2-2 Yurakucho, Chiyoda-ku, Tokyo
(3) Date of establishment and commencement of business: April 3, 2006
(4) Capital: 10 million yen
(5) Shareholders: AIFUL Corporation: 100% stake
(6) Officers
President: Akira Takami (Advisor, AIFUL Corporation)
Director and Head of Research Institute: Shinichiro Okuyama (Seconded from AIFUL Corporation)
Director: Hiroshi Abe (Director, AIFUL Corporation)
Auditor: Yoshito Kiso (Manager, 1st Corporate Management Section, Corporate Management Department, AIFUL Corporation)
(7) Employees: Initially about four (Excluding officers)

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT8

AIFUL Corporation
Press Release

April 3, 2006

AIFUL Announces Personnel Change

KYOTO — AIFUL Corporation has announced the following personnel change, effective April 3, 2006.

Change of departmental manager

Name	New position	Former position
Shinichiro Okuyama	General Manager, Personnel Department (Director and Head of AGM Research Institute Co., Ltd.)	General Manager, Marketing Department

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT9

AIFUL Corporation
Press Release

April 14, 2006

AIFUL Makes Announcement Concerning Administrative Penalties

KYOTO — AIFUL Corporation has announced that the Kinki Finance Bureau of the Ministry of Finance today imposed penalties halting all operations of AIFUL Corporation, except for the receipt of repayments and operations related to protective attachment, based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). The penalties apply to all of the company's business offices from May 8 to May 10, 2006, the Isahaya Branch and Counseling Center, Kyushu from May 8 to May 27, 2006, and the Goryokaku Branch, the Niihama Branch, and one business office affiliated with the West Japan Loan Recovery Department from May 8 to June 1, 2006.

AIFUL Corporation has expressed its deepest apologies for the tremendous inconvenience and concern these administrative penalties cause for all of our stakeholders, including of course our customers as well as our shareholders. The company takes the penalties in this case seriously. AIFUL Corporation is determined to enhance its compliance system and be even more thorough in employee training than in the past in order to prevent the recurrence of legal infringements and to completely ensure the proper management of operations, as the company unites in its endeavors to regain public confidence quickly.

1. Internal penalties for parties concerned

AIFUL Corporation takes the fact that the current situation has arisen seriously, and it has imposed rigorous penalties based on internal rules on the relevant personnel and employees in charge of management and supervision in order to clarify responsibility and set an example to prevent a recurrence in the future.

The directors accept overall management responsibility for the current situation, and the company has decided on the penalties below for all active directors.

President: 30% reduction in monthly salary x 3 months
Five directors in charge of departments to which the administrative penalties in the case relate: 20% reduction in monthly salary x 3 months
Ten other directors: 10% reduction in monthly salary x 3 months

2. AIFUL Corporation has taken the following measures to prevent the recurrence of legal infringements and to strengthen legal compliance.

(i) Establishment of Internal Rules and Systems

(a) Review of rules concerning collections

AIFUL Corporation has conducted a radical review of its rules relating to collections with the aim of making them more rigorous, and it completed the formulation of new rules related to collections that rigorously set out rules for telephoning customers and other issues as of April 1, 2006.

(b) Review of lending rules
Since the incidence of this case, AIFUL Corporation has distributed an internal circular with the aim of raising awareness relating to the handling of letters of attorney for delegating the acquisition of documents at government offices throughout the company. At the same time, the company completed the formulation of lending rules that make clear the prohibitions in activities related to lending and the conclusion of agreements, effective as of April 1, 2006.

(c) Review of the rules and entry system relating to recording the progress of negotiations
On August 8, 2005, AIFUL Corporation completed the revision of its internal rules related to recording the progress of negotiations. Moreover, the company is carrying out a system reorganization with regard to the entry system for recording the progress of negotiations, and the development of the system is scheduled for completion in stages starting in July 2006.

(ii) Thorough Guidance and Training for Employees

AIFUL Corporation conducts the following training and education for employees with the aim of widely disseminating legal compliance and operational rules to all of its employees.

(a) Legislation study groups for branch managers
Between January 20 and February 25, 2006, AIFUL Corporation held a total of 48 Study Groups on the Money Lending Business Control and Regulation Law and Related Legislation for 858 employees in charge of management and supervision, primarily consisting of branch managers, and lending operations managers. Going forward, the company plans to hold regular legislation study groups for all of its employees.

(b) Introduction of Lending Operations Manager Qualification Authorization System
AIFUL Corporation has formulated a new internal Lending Operations Manager Qualification Authorization System with the aim of further raising consciousness about legal compliance among its lending operations managers. The company will introduce this as a new internal qualification system in June 2006.

(c) Training for departments specializing in reminders
AIFUL Corporation has conducted a review of the training curriculum for employees in departments that specialize in reminders, and training carried out from April 2006 onwards is based on the new curriculum.

(d) Stepping up monitoring of telephone service at call centers, primarily including departments that specialize in reminders

Since March 2006, AIFUL Corporation has increased the frequency of monitoring for customer telephone service content at all of its call centers, primarily including departments that specialize in reminders, and the company is aiming for improvements in the quality of customer service and thorough compliance.

(iii) Enhancement and Strengthening of System of Internal Checks

In terms of its system of internal checks on its business offices, AIFUL Corporation carries out on-the-spot inspections by the Inspection Department, on-the-spot checks by loan business department managers and the Loan Business Advertising Department, and checks on legal compliance by branch managers (assistant branch managers). AIFUL Corporation has made the following changes, effective as of April 1, 2006, with the aim of strengthening its system of checks with regard to compliance.

(a) Review of Inspection Department's Inspection Manual
AIFUL Corporation has reviewed all items in the Inspection Manual, amending the content to conform to Financial Services Agency inspections.

(b) Review of items checked in on-the-spot checks by loan business department managers and the Loan Business Advertising Department
AIFUL Corporation has reviewed each item in on-the-spot checks, and on-the-spot checks are conducted according to a new checklist.

(c) Review of branch checking system by branch managers (assistant managers)
Legal compliance checks by branch managers (assistant branch managers) were previously conducted in a six-monthly cycle. However, in addition to reviewing the items for checking with regard to compliance, AIFUL Corporation has shortened the branch checking cycle to three months.

(iv) Enhancement of Compliance System

(a) Establishment of Compliance Office
AIFUL Corporation established the Compliance Committee in April 2002 with the aims of fostering a corporate culture that values compliance and reshaping corporate ethics. The company set up the Compliance Office in April 2005 with the aim of further enhancing its compliance system.

(b) Establishment of Business Administration Section
In April 2006, AIFUL Corporation set up a new Business Administration Section within the Management Planning Department, Management Planning Division. It provides company-wide assessment and management for the response of business offices to legislative amendments and revisions of internal rules and the penetration of compliance strategy.

(v) Organizational Changes and Changes in Internal Systems

AIFUL Corporation has made changes to the following organizational and internal systems with the aim of preventing problems and ensuring thorough compliance.

(a) Abolition of home calling for debt collection
AIFUL Corporation completely abolished home calling for debt collection, effective as of October 1, 2005, except for when there is a request from a customer.

(b) Partial abolition of target indicators for debt collection
In October 2005, AIFUL Corporation abolished some of its target indicators relating to debt collection in its loan business departments, facilitating a flexible response to customers' inquiries and consultations regarding repayments.

(c) Centralization of all reminder operations in call centers
AIFUL Corporation had already centralized its reminder operations, and it transferred reminder operations relating to home equity loans from its business offices to the counseling centers in April 2006, completing the centralization of all reminder operations in May 2006.

3. Review of Rules for Home Equity Products

AIFUL Corporation has also been advised by the Kinki Finance Bureau that some of the company's home equity loans are deemed excessive lending in infringement of the Money Lending Business Control and Regulation Law.

This advice is based on certain cases among the home equity loans that AIFUL Corporation has hitherto provided in which the company appears to have concluded a loan agreement that is deemed to exceed the customer's repayment capacity, since there is no reasonable prospect of repayment, judging from the income of the customer, other than through the realization of the mortgaged property.

Based on this advice, AIFUL Corporation has amended its lending criteria to emphasize repayment capacity, including customer income. In addition, the company has conducted a comprehensive review and establishment of relevant rules since last year with the aim of being exhaustive in making adequate confirmation of the intentions of customers, and it has changed all its home equity loan products from the method of setting a monthly repayable sum calculated on the basis of disposable income to setting a loan ceiling amount without the surplus value of the mortgaged real estate being taken. At the same time, the company has established a new product exclusively for customers who want to make repayments through the sale of the property.

4. Marketing disciplinary measures

In consideration of the penalties, AIFUL Corporation has decided to exercise self-discipline with regard to some of its advertising (television commercials, newspaper and magazine advertising, on-street tissue handouts) beginning today (April 14) and ending two months from now.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 10

AIFUL Corporation
Press Release

May 1, 2006

AIFUL Announces Organizational and Personnel Changes

KYOTO — AIFUL Corporation has announced the following organizational and personnel changes, effective as of May 1, 2006.

1. Organizational Change (See attached Organization Chart)

As part of efforts to diversify its methods of procuring funds and strengthen its capacity to do so, AIFUL will make the following changes to its Finance Division:

(a) The Capital Markets Section will be upgraded to Capital Markets Department
(b) The Finance Department will be divided into two departments: Finance Department I and Finance Department II.

With these changes, the Finance Division will now have three departments: Finance Department I, Finance Department II, and the Capital Markets Department.

2. Changes of Departmental Managers

Name	New position	Former position
Keiichiro Okawa	General Manager, Finance Department I	General Manager, Finance Department
Makoto Murase	General Manager, Finance Department II General Manager, Capital Markets Department	General Manager, Personnel Department (Assistant Senior General Manager, Business Management Division, LIFE Co., Ltd.)

Note: LIFE Co., Ltd., is a subsidiary of AIFUL Corporation.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of May 1, 2006)



General Meeting of Shareholders
Board of Auditors
Board of Directors
Compliance Committee
President
Management Planning Division
Management Planning Department
Corporate Management Department
Group Audit Department
Marketing Department
Business Development Department
IT Planning Department
Finance Division
Finance Department I
Finance Department II
Capital Markets Department
Investor Relations Office
Public Relations Department
Coordination Department
Information Systems Division
Next Generation Systems Office
Information Systems Development Department
Information Systems Operating Department
General Affairs Department
Compliance Office
Legal Department
Accounting Department
Personnel Division
Human Resources Development Office
Personnel Department
Training Department
Credit Assessment Department
Inspection Department
Loan Business Division
Next Generation Systems Loan Business Support Office
Loan Business Planning Department
Loan Business Advertising Department
East Japan Contact Center
West Japan Contact Center
Counseling Center
Hokkaido-Tohoku Loan Business Department
North Kanto Loan Business Department
South Kanto Loan Business Department
Tokyo Central Loan Business Department
Chubu Loan Business Department
Kinki Loan Business Department
Chugoku-Shikoku Loan Business Department
Kyushu Loan Business Department
East Japan Loan Recovery Department
West Japan Loan Recovery Department
Guarantee Business Department

EXHIBIT 11

AIFUL Corporation
Press Release

May 15, 2006

AIFUL Announces Organizational and Personnel Change

KYOTO — AIFUL Corporation has announced the following organizational and personnel change, effective as of May 15, 2006.

1. Organizational Change (See Attached Organization Chart)

Change to the Management Planning Division
The Business Administration Section, formerly under the Management Planning Department, has been upgraded to the Business Administration Department. This is part of AIFUL's efforts to ensure the proper responses to amendments to laws and regulations and changes to AIFUL internal regulations, at each of its Loan Business Departments. The company will also strengthen internal controls to ensure that compliance with these regulations is strictly observed at all levels of the company.

With this change, the Management Planning Division now has five departments: the Management Planning Department, the Corporate Management Department, the Marketing Department, the Group Audit Department and the Business Administration Department.

2. Change of Departmental Manager

Name	New position	Former position
Hiroshi Azuma	General Manager, Management Planning Department General Manager, Business Administration Department	General Manager, Management Planning Department

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 3274-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of May 15, 2006)

- General Meeting of Shareholders
  - Board of Auditors
- Board of Directors
  - Compliance Committee
- President
  - Management Planning Division
    - Management Planning Department
    - Business Administration Department
    - Corporate Management Department
    - Group Audit Department
    - Marketing Department
  - Business Development Department
  - IT Planning Department
  - Finance Division
    - Finance Department I
    - Finance Department II
    - Capital Markets Department
  - Investor Relations Office
  - Public Relations Department
  - Coordination Department
  - Information Systems Division
    - Next Generation Systems Office
    - Information Systems Development Department
    - Information Systems Operating Department
  - General Affairs Department
  - Compliance Office
  - Legal Department
  - Accounting Department
  - Personnel Division
    - Human Resources Development Office
    - Personnel Department
    - Training Department
  - Credit Assessment Department
  - Inspection Department
  - Loan Business Division
    - Next Generation Systems Loan Business Support Office
    - Loan Business Planning Department
    - Loan Business Advertising Department
    - East Japan Contact Center
    - West Japan Contact Center
    - Counseling Center
    - Hokkaido-Tohoku Loan Business Department
    - North Kanto Loan Business Department
    - South Kanto Loan Business Department
    - Tokyo Central Loan Business Department
    - Chubu Loan Business Department
    - Kinki Loan Business Department
    - Chugoku-Shikoku Loan Business Department
    - Kyushu Loan Business Department
  - East Japan Loan Recovery Department
  - West Japan Loan Recovery Department
  - Guarantee Business Department

EXHIBIT12

AIFUL Corporation
Press Release

May 16, 2006

AIFUL Announces Candidate for New Auditor, Responsibilities Added to Candidate for New Director, and Personnel Change

KYOTO — AIFUL Corporation announced today a candidate for appointment as a new auditor, responsibilities added to a candidate for appointment as a new director, and a personnel change. Details are below.

1. New Auditor

Name	Current Position
Sadayuki Matsuoka	General Manager, Personnel Department (Managing Director, Wide Corporation, concurrently serving as Director, TryTo Corporation)

Notes:
* Subject to appointment by the ordinary general meeting of shareholders of AIFUL Corporation to be held on June 27, 2006.
* Wide Corporation and TryTo Corporation are subsidiaries of AIFUL Corporation.

2. Responsibilities Added to Candidate for Appointment as New Director

AIFUL Corporation announced the position and the responsibilities of the candidate for appointment as a director below on March 31, 2006. It is adding the section underlined to the responsibilities allocated.

Name	Position and Responsibilities Allocated	Current Position
Akira Takami	Director overseeing Business Development Department and Guarantee Business Department, <u>serving concurrently as General Manager, Business Development Department</u>	Advisor, AIFUL Corporation

Note: Subject to resolution of board of directors following appointment by the ordinary general meeting of shareholders of AIFUL Corporation to be held on June 27, 2006.

3. Change to Departmental Manager

Name	New Position	Current Position
Kurema Shingo	General Manager, Personnel Department (Managing Director, Wide Corporation)	General Manager, Business Development Department

Notes:

* The change shall be effective as of June 22, 2006. Appointment as a director of Wide Corporation is subject to the resolution of the board of directors of Wide Corporation following appointment by the company's ordinary general meeting of shareholders to be held on the same day.
* Wide Corporation is a subsidiary of AIFUL Corporation.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 13

AIFUL Corporation
Press Release

May 31, 2006

AIFUL Submits Business Operation Improvement Plan

KYOTO — AIFUL Corporation has announced that it submitted a Business Operation Improvement Plan to the Director-General of the Kinki Finance Bureau today, May 31, 2006. The plan was filed in response to the April 14, 2006, suspension of operations of AIFUL Corporation branch offices and departments mandated by the Kinki Finance Bureau under the provisions of Item 1, Article 36 of the Money Lending Business Restriction Law (Law No. 32 of 1983).

AIFUL Corporation recognizes the considerable inconvenience and concern these administrative penalties have caused for its shareholders and other stakeholders, as well as for its customers, and offers its deepest apologies to everyone affected. By ensuring thoroughgoing implementation of this Business Operation Improvement Plan, the company is strengthening its emphasis on compliance and working to prevent any future legal violations.

Summary of Business Operation Improvement Plan

1. Review of internal rules and regulations

·Tightening of regulations for lending and collection
AIFUL has made company rules stricter with regard to standards of conduct in lending, entering into contracts, and debt collection.

·Complete abolition of the power of attorney for delegating the acquisition of documents at government offices
Effective as of June 5, 2006, AIFUL completely abolished the use of the power of attorney for delegating the acquisition of documents at government offices, which it had previously used.

2. Improvements to Systems

·Workplace telephone number field not displayed
To ensure that customers' employers are not telephoned by mistake during debt collection operations, the "employer telephone number" field will no longer be displayed on personal computer terminals for any account.

·Upgrade of system for managing records of debt collection negotiations
AIFUL is rebuilding its system for managing records of debt collection negotiations, with sequential upgrades scheduled to come on line beginning July 1, 2006.

3. Strengthening of training and guidance

·Intensified monitoring of telephone manners at departments specializing in reminders, and each call center

The company is stepping up the frequency of monitoring of calls to customers in departments specializing in reminders and all other consolidated centers (administrative departments and call centers), to improve the quality of communications with customers and to ensure thorough regulatory compliance.

·Compliance training sessions at each office
Over the three-day period from May 8 through 10, 2006, AIFUL held training sessions on the Money Lending Business Restriction Law and compliance for all employees, with the goal of preventing recurrences of violations and ensuring strict observance of laws and regulations.

·Compliance manager certification system
To further raise awareness of regulatory compliance among branch managers and lending operations managers, the company is implementing an internal compliance manager certification system, and will begin offering in-house certifications in July 2006.

·Operations manager system
To give employees at all branches and call centers the legal knowledge they need in all business operations, AIFUL is implementing an operations manager system, and will begin offering in-house certifications in September 2006.

·Conducting training for debt collection departments
To foster employees capable of helping customers resolve their problems with money-management counseling, AIFUL will launch an in-house training curriculum on money-management counseling in September 2006.

4. Strengthening the system of internal checks

·A stronger role for the Inspection Department
Effective April 1, 2006, the Inspection Department revised its inspection procedures to bring their emphasis in line with that of the Financial Services Agency. Together with this, the Inspection Department has added 25 people to its staff and shortened the inspection cycle from twelve months to six.

·Revised procedures for on-site checks of offices by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department
To strengthen the compliance check system at the company's business offices, AIFUL has reviewed the checklist managed by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department and started new on-site checks as of April 1, 2006.

·A revised business office check system for branch managers (assistant branch managers)
Legal and regulatory compliance checks by branch managers and assistant branch managers have been on a six-month cycle, but are now being revised and put on a three-month cycle.

5. Reinforcement of compliance structure

·Compliance audits by outside organizations
AIFUL has scheduled compliance audits by outside organizations to improve its compliance procedures and strengthen checks on regulatory compliance. At present, the company is moving forward with consideration of outside auditors.

6. Improvement of internal procedures

·Centralization of debt collection in call centers
To avoid problems and ensure thorough compliance, the company has concentrated debt collection in call centers.

·Added requirement for assistant branch managers and leaders
As a condition for appointment as an assistant branch manager, supervisor, or other leadership position, appointees must receive certification as a lending operations manager under the provisions of the Money Lending Business Restriction Law.

·The Inspection Award
To create a climate that places the greatest importance on regulatory compliance, AIFUL has instituted the Inspection Award.

In addition to the operational reforms described above, the company will be further strengthening compliance structures, and revising company regulations, systems, organizations, and training procedures as needed.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 14

AIFUL Corporation
Press Release

June 21, 2006

Amendments to Year-End Financial Statements (Consolidated) and Year-End Financial Statements (Non-Consolidated) for the Fiscal Year Ended March 31, 2006

KYOTO — AIFUL Corporation has announced the following changes to the subject documents, which were released at 15:00 on May 16, 2006.

Amended figures are underlined.

Year-End Financial Statements (Consolidated) for the fiscal year ended March 31, 2006, page 37
(Per-share information)
Note: Basis for calculation of net income per share and diluted net income per share

	Original	Amended
Item	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Current consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Increase in number of common stock	44,799 shares	45,044 shares
(of which warrants)	(30,339 shares)	(30,584 shares)
Outline of stock not included in diluted net income per share due to lack of dilutary effect	New share subscription-type stock options (No. of shares: 357,900) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 357,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

Year-End Financial Statements (Non-Consolidated) for the fiscal year ended March 31, 2006, page 16
(Per-share information)
Note: Basis for calculation of net income per share and diluted net income per share

	Original	Amended
Item	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Current fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Increase in number of common stock	44,799 shares	45,044 shares
(of which warrants)	(30,339 shares)	(30,584 shares)
Outline of stock not included in diluted net income per share due to lack of dilutary effect	New share subscription-type stock options (No. of shares: 357,900) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 357,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

EXHIBIT 15

AIFUL Corporation
Press Release

June 27, 2006

AIFUL Announces Appointments of Directors and Auditors

KYOTO — AIFUL Corporation has announced the appointments of directors and auditors, which were approved at its 29th General Meeting of Shareholders held June 27, 2006. These appointments were decided upon at the Board of Directors' Meeting and the Board of Auditors' Meeting held on the same day.

1. Directors

The appointments and responsibilities decided upon are as follows:

Name	Position/Responsibility	Remarks
Yoshitaka Fukuda	President and CEO Representative Director * Chairman, LIFE Co., Ltd.	Reappointed
Taichi Kawakita	Senior Managing Director Representative Director Chairman, Compliance Committee * President, TRYTO Corporation * President, Wide Corporation * President, TCM Co., Ltd. * President, Passkey Co., Ltd.	Reappointed
Shintaro Hashima	Managing Director, overseeing: General Affairs Department Legal Department Compliance Office	Reappointed
Tsuneo Sakai	Managing Director, overseeing: Public Relations Department Coordination Department Investor Relations Office (concurrently General Manager, Investor Relations Office)	Reappointed and promoted
Nobuyuki Wakuta	Managing Director, overseeing: IT Planning Department Senior General Manager, Management Planning Division	Newly appointed
Yoshinobu Takaishi	Managing Director Senior General Manager, Finance Division	Newly appointed

Yasutaka Fukuda	Director Deputy General Manager, Finance Division	Reappointed
Yoshimasa Nishimura	Director * President, AsTry Loan Services Corporation * President, Marutoh KK	Reappointed
Koji Imada	Director, overseeing: East Japan Loan Recovery Department West Japan Loan Recovery Department	Reappointed
Masami Munetake	Director Senior General Manager, Personnel Division	Reappointed
Masayuki Sato	Director * Senior Managing Director, LIFE Co., Ltd.	Reappointed
Hiroshi Abe	Director Senior General Manager, Information System Division	Reappointed
Kazumitsu Oishi	Director Senior General Manager, Loan Business Division * President, id Credit Corporation * President, Net One Corporation	Reappointed
Kazuyoshi Wakamatsu	Director * President, City's Corporation * President, City Green Corporation	Reappointed
Yasuo Hotta	Director, overseeing: Accounting Department	Newly appointed
Akira Takami	Director, overseeing: Guarantee Business Department Business Development Department (concurrently General Manager, Business Development Department) * President, AGM Research Institute Co., Ltd.	Newly appointed
Tsuguo Nakagawa	Director, overseeing: Inspection Department Credit Assessment Department	Newly appointed

* The following companies are AIFUL subsidiaries:
LIFE Co., Ltd.
TRYTO Corporation
Wide Corporation
TCM Co., Ltd.

Passkey Co., Ltd.
AsTry Loan Services Corporation
Marutoh KK
City's Corporation
City Green Corporation
AGM Research Institute Co., Ltd.
id Credit Corporation
Net One Corporation

2. Auditors

The following auditors were appointed, including Sadayuki Matsuoka, who will serve as an auditor for the first time.

Name	Position	Remarks
Masanobu Hidaka	Standing Corporate Auditor	Currently serving
Yushitaka Ebisuzaki	Standing Corporate Auditor	Currently serving
Sadayuki Matsuoka	Standing Corporate Auditor	Newly appointed
Yoshinobu Azuma	Corporate Auditor	Currently serving

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 16

(TRANSLATION)

ARTICLES OF INCORPORATION

(TRANSLATION)

ARTICLES OF INCORPORATION
OF
AIFUL CORPORATION

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Corporate Name)*

The name of the Company shall be AIFURU KABUSHIKI KAISHA, and in English, AIFUL CORPORATION.

Article 2. *(Purposes)*

The purposes of the Company shall be to engage in the following businesses:

(1) Finance and loan agency business;

(2) Sale, purchase, lease, brokerage, mediation and management of real estate;

(3) Appraisal business of real estate;

(4) Operation of restaurants, karaoke box, amusement facilities, sports facilities, culture schools, accommodation facilities, wedding halls, funeral and festival halls, parking lots, hospitals, car washes and play-guides;

(5) Operation of various schools relating to performing art, fashion, music, tea ceremony and floral art, cooking, languages, computer, hairdressing and beauty culture;

(6) Education business to train and cultivate personnel to be engaged in commercial and industrial design;

(7) Operating of various schools to train acupuncturists, moxa cautery therapists and massagers;

(8) Issuance and sale of prepaid cards under the Law concerning Regulations on Prepaid Cards, Etc.;

(9) Acceptance of entrustment of the business set forth in Item 8 above;

(10) Advertising and publicity business using the prepaid cards set forth in Item 8 above;

(11) Management and operation of computer systems and buildings therefor;

(12) Development and sale of computer software;

(13) Processing and provision of information through computer systems;

(14) Investigation, research and development concerning card system and data-processing system;

(15) Sale, maintenance and lease of card system apparatus and data-processing card system apparatus;

(16) Consultant business on card technology and data-processing system technology;

(17) Sale of information card with built-in integrated circuit and reading machine thereof;

(18) Sale, rental and lease of peripherals incidental to Items 11 through 17 above;

(19) Investigation, education and consultation incidental to Items 11 through 17 above;

(20) Connecting agency with the Internet;

(21) Establishment of shopping mall on the Internet;

(22) Sale of Internet homepage searching software;

(23) Design, development, operation and maintenance of shopping system using the Internet and other network;

(24) Internet server intermediary business;

(25) Planning and design of Internet homepage;

(26) Various database services using the Internet;

(27) Domestic and international fax transmitting services using the Internet;

(28) Acceptance of entrustment of planning, design and operation of information system and communication network using the Internet;

(29) Advertisement business on the Internet;

(30) Electronic commerce business on the Internet;

(31) Database services using computers and their communication network, data processing and planning, development, sale and lease of hardware and software for services;

(32) Type II telecommunications businesses under the Telecommunications Business Law;

(33) Value-added information communications network and providing thereof for a consideration under the Telecommunications Business Law;

(34) Agency business for communications enterprisers pursuant to the Telecommunications Business Law;

(35) Operation of the mobile communications business;

(36) Investigation and research in respect of mobile communications techniques;

(37) Acceptance of entrustment of investigation and research in respect of mobile communications market;

(38) Intermediary and agency business for moneylenders by use of telecommunication equipment;

(39) Intermediary and agency business for mediation of sales in installment by use of telecommunication equipment;

(40) Enforcement, use, granting license to use, maintenance and management of intellectual rights (copyrights and merchandising rights, etc.);

(41) Construction and repair of medical facilities and acceptance of entrustment of cleaning business;

(42) Management of parking lots of hospitals and clinics;

(43) General security business;

(44) Contracting of gardening and tree-planting business;

(45) Travel agency business;

(46) Home delivery business;

(47) Motor truck carrier business and forwarding business;

(48) Warehousing business;

(49) Lease of land and buildings, facilities and instruments for warehouses and office appliances;

(50) Production, processing, sale and mediation of various membership cards and magnetic cards;

(51) Sale and mediation business of office appliances;

(52) Laundry business;

(53) Contracting of investigation, planning, design and management of land formation, local development, city development and environmental maintenance;

(54) Collecting agency business;

(55) Planning, production, sale and lease of motion pictures, music and publications;

(56) Mail-order selling through catalogues;

(57) General leasing business;

(58) Sale, purchase and import and export of antiques;

(59) Factoring business;

(60) Mediation for sales in installment;

(61) Life insurance solicitation business;

(62) Insurance agency of the non-life insurance and the insurance under the Automobile Liability Insurance Law;

(63) Investigation of creditworthiness;

(64) Giving of guarantees;

(65) Acceptance of entrustment of surveys and research relating to finance, economics, politics, society, and industry, etc.;

(66) Management consultant business;

(67) Mediation of corporate mergers and collaboration in technique, sales, production, etc;

(68) Sub-contracting of accounting and labor matters of corporations;

(69) Labor dispatching business;

(70) Contracting of business training for various corporations and organizations;

(71) Entrustment business of securities investment trust;

(72) Holding, transaction and investment of securities;

(73) Investment and management of properties of investment partnership;

(74) Foreign exchange business;

(75) Sale, import and export of shipping, aircraft, vehicles, household electric appliances, video-software, compact discs for music and picture, game-software, computer related equipment, picture apparatus such as video and television, communication apparatus, educational equipment, office appliances, medical appliances, apparatus used to care, sports instruments, health instruments, air-conditioning apparatus, lighting apparatus, cooking equipment, furniture, interior decorations, haberdashery goods, daily goods, foods, cooling beverages, liquor, perishable foods, processed foodstuffs, flatware, glassware and ceramic ware, clothing and textiles, pharmaceuticals, quasi pharmaceuticals, cosmetics, books, publications, toys, rubber and leather goods, optical instruments, clocks, jewellery, precious metals, paintings and calligraphic works, artistic handicrafts, natural plants, natural flowers and artificial flowers; and

(76) Any and all businesses incidental to each of the preceding items.

Article 3. *(Location of Head Office)*

The head office of the Company shall be located in Kyoto-shi.

Article 4. *(Method of Giving Public Notice)*

Public notice of the Company shall be given in the *Nihon Keizai Shimbun.*

CHAPTER II

SHARES

Article 5. *(Total Number of Shares Authorized to be Issued)*

The total number of shares authorized to be issued by the Company shall be five hundred sixty eight million one hundred forty thousand (568,140,000) shares.

Article 6. *(Issuance of Share Certificates)*

The Company shall issue share certificates representing its issued shares.

Article 7. *(Number of Shares Constituting One Unit and Non-issuance of Share Certificates Representing Shares Constituting Less Than One Unit)*

1. Number of shares of the Company constituting one (1) unit shall be fifty (50).

2. Notwithstanding the preceding article, the Company shall not issue any share certificates for any shares constituting less than one (1) unit, unless otherwise provided for by the Share Handling Regulations of the Company.

Article 8. *(Transfer Agent)*

1. The Company shall appoint a transfer agent.

2. The transfer agent and its handling office(s) shall be determined by a resolution of the Board of Directors.

3. The preparation and the keeping of the register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the register of share acquisition rights and the register of lost share certificates of the Company and any other matters related to the register of shareholders, the register of share acquisition rights and the register of lost share certificates of the Company shall be entrusted to the transfer agent, and the Company shall not handle such affairs.

Article 9. *(Share Handling Regulations)*

Handling business and handling fees related to shares of the Company shall be subject to the Share Handling Regulations determined by the Board of Directors, in addition to laws, ordinances and these Articles of Incorporation.

Article 10. *(Rights of Shares Constitututing Less Than One Unit)*

A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) of the Company who holds shares constitututing less than one (1) unit may not exercise any rights, except for the following rights, with respect to such shares constituting less than one (1) unit.

(1) The rights set forth in each item of Article 189, Paragraph 2 of the Company Law;

(2) The right set forth in Article 166, Paragraph 1 of the Company Law;

(3) The right to receive an allotment of offered shares and offered share acquisition rights in proportion to the number of shares held; and

(4) The right set forth in the immediately following article.

Article 11. *(Request for Sale of Shares Constituting Less Than One Unit)*

A shareholder holding shares constitututing less than one (1) unit may request the Company to sell to the shareholder such number of shares which will, when aggregated with the shares constitututing less than one (1) unit held by such shareholder, constitute one unit of shares in accordance with the provisions of the Share Handling Regulations.

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 12. *(Time of Convocation)*

An ordinary general meeting of shareholders of the Company shall be held in June every year, and an extraordinary general meeting of shareholders shall be held from time to time whenever necessary.

Article 13. *(Record Date of Ordinary General Meetings of Shareholders)*

The record date of voting rights of the ordinary general meetings of shareholders of the Company shall be March 31 of each year.

Article 14. *(Person Authorized to Convene Meetings and Chairman thereof)*

A general meeting of shareholders shall be convened by the President and Director and he/she shall act as chairman thereat. When the President and Director is unable to act as such, one of the other Directors selected in accordance with the order of priority previously determined by the Board of Directors shall take his/her place.

Article 15. *(Disclosure through the Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)*

In convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the ordinances of the Ministry of Justice.

Article 16. *(Conditions of Adopting Resolutions)*

1. Unless otherwise provided for by laws, ordinances and these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the votes made by the shareholders present thereat who are entitled to exercise voting rights.

2. Resolutions of general meetings of shareholders to be adopted pursuant to Article 309, Paragraph 2 of the Company Law, shall be adopted by a majority of not less than two-thirds (2/3) of the votes made by the shareholders present thereat who hold not less than one-third (1/3) of the votes of all shareholders entitled to exercise voting rights.

Article 17. *(Exercise of Voting Rights through Proxy)*

A shareholder may exercise its voting rights through one (1) proxy who is also a shareholder of the Company having voting rights. In this case, such shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy.

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

Article 18. *(Number)*

The Company shall have not more than twenty (20) Directors.

Article 19. *(Election)*

1. The Directors shall be elected at a general meeting of shareholders.

2. A resolution for the election of Directors shall be adopted by a majority of the votes made by the shareholders present thereat who hold not less than one-third (1/3) of the voting rights of the all shareholders entitled to exercise voting rights.

3. No cumulative voting shall be used for the election of Directors.

Article 20. *(Term of Office)*

The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) year after their election.

Article 21. *(Establishment of Board of Directors)*

The Company shall have a Board of Directors.

Article 22. *(Representative Directors and Directors with Special Titles)*

1. The Board of Directors shall appoint one (1) or more Representative Directors from among Directors.

2. The Board of Directors may, by its resolution, appoint from among Directors one Chairman and Director, one President and Director, and one or more Vice President and Directors, Senior Managing Directors and Managing Directors.

Article 23. *(Person Authorized to Convene Meetings of Board of Directors and Chairman thereof)*

Unless otherwise provided for by laws and ordinances, a meeting of the Board of Directors shall be convened by the President and Director and he/she shall act as chairman thereat. When the office of President and Director is vacant or he/she is unable to act as such, one of the other Directors selected in accordance with the order of priority previously determined by the Board of Directors shall take his/her place.

Article 24. *(Convocation Notice of Meetings of Board of Directors)*

1. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without taking the procedures of convocation.

Article 25. *(Deemed Resolutions of Board of Directors)*

The Company shall deem that matters are adopted by a resolution of the Board of Directors when the requirements provided for in Article 370 of the Company Law are met.

Article 26. *(Regulations of Board of Directors)*

Matters concerning the Board of Directors shall be subject to the Regulations of the Board of Directors provided for by the Board of Directors, in addition to laws, ordinances and these Articles of Incorporation.

Article 27. *(Remuneration, Etc.)*

The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, etc.") to Directors shall be determined by a resolution of a general meeting of shareholders.

Article 28. *(Limitation of Director's Liability)*

1. The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Director (including a former Director) from his/her liability arising from his/her failure to perform his/her duties, to the extent permitted by applicable laws and ordinances.

2. The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into a liability limitation agreement with an outside Director which limits the maximum amount of his/her liability arising from his/her failure to perform his/her duties; provided, however, that the maximum amount of liability under such agreement shall be the amount provided for by applicable laws and ordinances.

CHAPTER V

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 29. *(Establishment of Board of Corporate Auditors)*

The Company shall have the Corporate Auditors and a Board of Corporate Auditors.

Article 30. *(Number)*

The Company shall have not more than four (4) Corporate Auditors.

Article 31. *(Election)*

1. Corporate Auditors shall be elected at a general meeting of shareholders.

2. A resolution for the election of Corporate Auditors shall be adopted by a majority of the votes made by the shareholders present thereat who hold not less than one-third (1/3) of the voting rights of all shareholders entitled to exercise voting rights.

Article 32. *(Term of Office)*

1. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years after their election.

2. The term of office of any Corporate Auditor elected to fill a vacancy shall expire when the term of office of the retired Corporate Auditor would expire.

Article 33. *(Full-time Corporate Auditors)*

The Board of Corporate Auditors shall appoint one (1) or more Full-time Corporate Auditors from among the Corporate Auditors.

Article 34. *(Meetings of Board of Corporate Auditors)*

1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all the Corporate Auditors, a meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation.

Article 35. *(Regulations of Board of Corporate Auditors)*

Matters concerning the Board of Corporate Auditors shall be subject to the Regulations of the Board of Corporate Auditors provided for by the Board of Corporate Auditors, in addition to laws, ordinances and these Articles of Incorporation.

Article 36. *(Remuneration. Etc.)*

The remuneration, etc. to Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 37. *(Limitation of Corporate Auditor's Liability)*

1. The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Corporate Auditor (including a former Corporate Auditor) from his/her liability arising from his/her failure to perform his/her duties, to the extent permitted by applicable laws and ordinances.

2. The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into a liability limitation agreement with an outside Corporate Auditor which limits the maximum amount of his/her liability arising from his/her failure to perform his/her duties; provided, however, that the maximum amount of liability under such agreement shall be the amount provided for by applicable laws and ordinances.

CHAPTER VI

ACCOUNTING AUDITORS

Article 38. *(Appointment of Accounting Auditors)*

The Company shall have the Accounting Auditors.

Article 39. *(Liability Limitation Agreement of Accounting Auditors)*

The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into a liability limitation agreement with an Accounting Auditor which limits the maximum amount of his/her liability arising from his/her failure to perform his/her duties; provided, however, that the maximum amount of liability under such agreement shall be the amount provided for by applicable laws and ordinances.

CHAPTER VII

ACCOUNTS

Article 40. *(Business Year)*

The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year.

Article 41. *(Organization to Determine Dividends from Surplus, Etc.)*

Unless otherwise provided for by laws and ordinances, the Company may determine matters concerning dividends as a distribution of surplus, etc. set forth in each item of Article 459, Paragraph 1 of the Company Law by a resolution of the Board of Directors instead of a resolution of a general meeting of shareholders.

Article 42. *(Record Date for Distribution of Surplus)*

1. The record date for year-end dividends as a distribution of surplus of the Company shall be March 31 of each year.

2. The record date for interim dividends as a distribution of surplus of the Company shall be September 30 of each year.

3. In addition to the immediately preceding two (2) paragraphs, the Company may pay dividends as a distribution of surplus by designating a record date.

Article 43. *(Expiration Period for Distribution of Surplus in Cash)*

In the case where dividends as distribution of surplus is made in cash, the Company shall be discharged from its obligation to pay such dividends, after three (3) years have elapsed from the date on which the payment of such dividends commenced.

SUPPLEMENTARY PROVISIONS

1. Notwithstanding the provision in Article 25 hereof, the term of the Corporate Auditors elected at the ordinary general meeting of shareholders held on June 26, 2002 shall expire at the conclusion of the ordinary general meeting of shareholders to be held with respect to the last closing of accounts within three (3) years after their assumption of office.

2. These supplementary provisions shall be deleted after the period provided for in the immediately preceding paragraph passes.

Established on:	March 16, 1982
Amended on:	June 29, 1989
Amended on:	June 28, 1990
Amended on:	June 26, 1992
Amended on:	January 24, 1994
Amended on:	June 29, 1994
Amended on:	June 27, 1996
Amended on:	June 18, 1997
Amended on:	June 26, 1998
Amended on:	June 29, 1999
Amended on:	August 2, 1999
Amended on:	June 27, 2001
Amended on:	October 1, 2001
Amended on:	June 26, 2002
Amended on:	June 26, 2003
Amended on:	June 25, 2004
Amended on:	June 27, 2006